UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 001-40430

FLYWIRE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**27-0690799**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
141 Tremont St #10	
Boston, MA	**02111**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (617) 329-4524

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Voting common stock, $0.0001 par value per share	FLYW	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of June 28, 2024, the last business day of the registrant's mostly recently completed second fiscal quarter, the aggregate market value of the voting and non-voting common stock held by non-affiliates of the registrant was $1,976,147,414 based upon the closing sale price of our voting common stock of $16.39 per share on that date. Shares of voting common stock held by each executive officer, director and stockholders known by the registrant to be affiliated with such individuals based on public filings and other information known to the registrant have been excluded since such persons may be deemed affiliates.

As of February 20, 2025, the registrant had 121,719,438 shares of voting common stock, $0.0001 par value per share, outstanding and 1,873,320 shares of non-voting common stock $0.0001 par value per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the 2025 annual meeting of stockholders to be filed pursuant to Regulation 14A within 120 days after the registrant's fiscal year ended December 31, 2024, are incorporated by reference in Part III of this Form 10-K.

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, as well as information included in oral statements or other written statements made or to be made by us, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this report, including statements regarding our future results of operations and financial condition, business strategy, and plans and objectives of management for future operations, are forward-looking statements. In some cases, forward-looking statements may be identified by words such as "believe," "may," "will," "potentially," "estimate," "continue," "anticipate," "intend," "could," "would," "project," "target," "plan," "expect," or the negative of these terms or other similar expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

- our future financial performance, including our expectations regarding our revenue, cost and operating expenses, including changes in technology and development, selling and marketing and general and administrative expenses (including any components of the foregoing), gross profit and our ability to achieve, and maintain, future profitability;

- our business plan and our ability to effectively manage our growth;

- our cross-border expansion plans and ability to expand internationally;

- anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;

- the sufficiency of, and ability to access, our cash and cash equivalents to meet our liquidity needs;

- political, economic, foreign currency exchange rate, inflation, tariffs, banking, legal, immigration, social and health risks and public health measures that may affect cross-border commerce, education and travel, our business or the global economy;

- our beliefs and objectives for future operations;

- our ability to develop and protect our brand;

- our ability to maintain and grow the payment volume that we process;

- our ability to further attract, retain, and expand our client base;

- our ability to develop new solutions and services and bring them to market in a timely manner;

- our expectations concerning relationships with third parties, including financial institutions and strategic partners;

- the effects of increased competition in our markets and our ability to compete effectively;

- recent and future acquisitions or investments in complementary companies, products, services, or technologies, including the expected benefits and synergies of the acquisition of Sertifi LLC (Sertifi), the benefits of Sertifi's platform, financial results and margins;

- our ability to enter new client verticals and sub-verticals, including our relatively new business-to-business (B2B) sector;

- our expectations regarding anticipated technology needs and developments and our ability to address those needs and developments with our solutions;

- our expectations regarding litigation and legal and regulatory matters;

- our expectations regarding our ability to meet existing performance obligations and maintain the operability of our solutions;

- our expectations regarding the effects of existing and developing laws and regulations, including with respect to payments and other financial services, economic and trade sanctions, anti-money laundering (AML) and countering the financing of terrorism (CFT), taxation, privacy and data protection;

- economic and industry trends, projected growth, or trend analysis;

- the effects of global events and geopolitical conflict, including without limitation the continuing hostilities in Ukraine and involving Israel;

- our ability to adapt to changes in U.S. federal income or other tax laws or the interpretation of tax laws, including the Inflation Reduction Act of 2022;

- our ability to attract and retain qualified employees;

- our ability to maintain, protect, and enhance our intellectual property;

- our ability to maintain the security and availability of our solutions;

- the increased expenses associated with being a public company; and

- the future market price of our common stock.

Forward-looking statements are based on our management's beliefs and assumptions and on information currently available. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including risks described in the section titled "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Other sections of this Annual Report on Form 10-K may include additional factors that could harm our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in, or implied by, any forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements, events, or circumstances. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this report or to conform these statements to actual results or to changes in our expectations. You should read this Annual Report on Form 10-K and the documents that we have filed as exhibits to this report with the understanding that our actual future results, levels of activity, performance, and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this report, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and you are cautioned not to unduly rely upon these statements.

Unless otherwise noted or unless the context provides otherwise, all references in this Annual Report on Form 10-K to our "common stock" refer to our voting common stock.

PART I

Item 1. Business

Our Mission

Our mission is to deliver the most important and complex payments. In an increasingly digital world, getting paid means Flywire.

Our Company

Flywire is a leading global payments enablement and software company. Our next-gen payments platform, proprietary global payment network and vertical-specific software help our clients get paid and help their customers pay with ease—no matter where they are in the world. Our clients rely on us for integrated solutions that are both global and local, and combine tailored invoicing, flexible payment options, and highly personalized omni-channel experiences. We believe we make generational advances for our clients by transforming payments into a source of value and growth for their organizations while delighting their customers with payment experiences that are engaging, secure, fast, and transparent.

There have been substantial strides made in payments technology in the retail and e-commerce industries; however, massive sectors of our global economy—including education, healthcare, travel, and B2B payments—are still in the early stages of digital transformation.

Our clients, and the types of organizations we serve in education, healthcare, travel, and B2B, require payment processes and experiences that can deliver high-stakes, high-value payments and are specifically tailored to their industry, their business, and their customers. Often, payment solutions have a "one size fits all" approach, without regard for the particular nuances and detailed operations of specific verticals. Without Flywire, organizations often invest substantial resources in building their own payment offerings or rely on disparate legacy systems, which not only fail to meet their or their customers' needs but also divert meaningful resources away from revenue-generating work. When core payment capabilities like invoicing, diverse payment offerings and reconciliation are inefficient, organizations miss the opportunity to use payments to scale and grow their business.

Flywire was founded to solve these challenges. We aim to power the transformation of our clients' accounts receivable functions by automating paper and check-based business processes in addition to creating interactive, digital payment experiences for their customers. As a result, clients who implement our cross-border and in-country domestic payments and software solutions can experience improved accounts receivable, higher enrollment in payment plans, and a reduction in customer support inquiries. We help our clients turn their accounts receivable functions into strategic, value-enhancing areas of their organizations.

Over the last decade, we have invested significant resources to build a global network of bank, payment and technology partners that enable us to provide end-to-end connectivity between our clients and their customers in many countries around the world. We have engineered our software-driven payments technology stack to meet enterprise-level standards and functionality while delivering simplicity, convenience and ease of use for our clients and their customers. In addition, we have developed personalized communication channels (e.g., short message service (sms), chat, email, text, or phone) to enhance our clients' ability to engage with their customers through a digital-first user experience. The result of these investments is our *Flywire Advantage*.

Our *Flywire Advantage* is derived from three core elements: (i) our next-gen payments platform; (ii) our proprietary global payment network; and (iii) our vertical-specific software backed by our deep industry expertise.



The Flywire Advantage
Next-Gen
Payments
Platform
Vertical
Specific
Software
EDUCATION
B2B
TRAVEL
HEALTHCARE
DEEP INDUSTRY
EXPERTISE
Proprietary
Global Payment
Network

- **Next-Gen Payments Platform.** Our platform improves the legacy accounts receivable value chain by facilitating global payment flows across multiple currencies, payment types, and payment options. We do not simply collect payments and track money flows. Rather, our clients integrate our platform into their existing apps and workflows once and have access to a full suite of solutions, including tailored invoicing, settlement and reconciliation tools, single sign-on and checkout, recurring payments, and split payouts. Our platform automates and manages the process from initial invoice delivery through payment settlement and core system reconciliation. In addition, we leverage deep data and analytics to help our clients understand their customers' historic payment behavior, facilitate transaction matching to optimize costs and offer flexible domestic and international payment plans.

- **Proprietary Global Payment Network.** At the core of our business is our network of global, regional and local banking partners which we have been strategically expanding for over a decade. With a single connection to Flywire, our clients have access to a unique set of payment methods including banks, third-party payment providers, payment networks and digital wallets—making it possible to accept and settle payments in over 240 countries and territories and in over 140 currencies. Our global payment network also provides direct connections to alternative payment methods such as Alipay, Boleto, PayPal / Venmo, and Trustly. Regardless of the currency on the invoice received, our clients' customers can pay in their local currency with their preferred payment method. Additionally, our global payment network is optimized for country-specific regulatory and compliance standards which often require vertical-specific functionality and processes to serve our clients and their customers.

- **Vertical-Specific Software Backed by Deep Industry Expertise**. We go beyond payments by offering seamless integration of our software within our clients' existing operating workflows and IT infrastructure. Our team, with decades of industry and domain expertise, designed our cloud-based software to be highly scalable across the types of clients we serve, aiming to solve unique payments and accounts receivable challenges of education, healthcare, travel, and B2B. For example, we have launched over 10,000 client payment portals, each built on our shared payments platform and global payment network but tailored to our clients' brands and

needs. In addition, our software solutions include interactive dashboards to manage payments, reporting tools to streamline reconciliation and customer communication tools to personalize and digitize engagement. This enables us to be a hub of omni-channel connectivity, augmenting the relationship between our clients and their customers.

These three core elements of our business fuel a powerful and accelerating flywheel. When we started Flywire, we built a robust payments platform that solved pain points for cross-border payments and delivered simplicity, transparency, and cost-effective solutions. Continued adoption of our payments platform has enabled us to enhance engagement with our clients, create more personalized connections for our clients' customers and extend our reach. Adding new clients and their customers builds our global scale and deepens our knowledge and expertise, enabling us to streamline and automate complex accounts receivable functions. As shown in the illustration below, as the number of clients using our next-gen payments platform grows, we are able to continue to enhance our end-to-end solutions, tailor our vertical-specific software and expand our global payment network to support more local payment types.


Powerful Flywheel
Deep industry integrations
Vertical software
New products
Clients
Network
effects
Banks
Fintech partners
Geo expansion
Payers
Client's customers

The benefits of our flywheel are visible in the significant scale we have achieved to date. As of December 31, 2024, we serve approximately 4,500 clients around the world, excluding clients acquired from the acquisition of Invoiced Inc. (Invoiced). In education, we serve more than 3,100 institutions. In healthcare, we serve more than 100 healthcare systems, including four of the top 10 healthcare systems in the United States ranked by hospital size. In our travel and B2B verticals, we have a growing portfolio of approximately 1,300 clients.

Our business model is designed to encourage rapid, widespread utilization of our solutions. We enable our clients to scale the use of Flywire to an unlimited number of customers with favorable unit economics. For the years ended December 31, 2024 and 2023, we enabled over $29.7 billion and over $24.0 billion, respectively, of total payment volume across more than 140 currencies.

The value of our *Flywire Advantage* has been recognized, with global financial institutions and technology providers choosing to form channel partnerships with us. Our channel partners include financial institutions such as Bank of America Corporation; payment providers such as China UnionPay Co. Ltd. and Adyen N.V.; and software companies that serve as the core systems in our verticals such as Ellucian Company, L.P. in education and Cerner Corporation in healthcare. These partnerships promote organic referral and lead generation opportunities and enhance our indirect sales strategy.

We also reach clients through our direct channel. Our domain-experienced sales and relationship management teams bring vertical expertise and regional and local reach that drives high dollar-based net retention. For the year ended

December 31, 2024, our annual net dollar-based retention rate was approximately 114%. For the year ended December 31, 2023, our annual net dollar-based retention rate was approximately 125%. For the year ended December 31, 2022, our annual net dollar-based retention rate was approximately 124%. In addition, our client and customer service combines high-tech and high-touch functions backed by 24x7 multilingual customer support, resulting in high client and customer satisfaction.

We have grown rapidly since our founding. We generated revenue of $492.1 million, $403.1 million and $289.4 million for the years ended December 31, 2024, 2023 and 2022, respectively, and incurred net income of $2.9 million for the year ended December 31, 2024 and net losses of $8.6 million and $39.3 million for the years ended December 31, 2023 and 2022, respectively. In February 2025, we acquired Sertifi, a vertical software and payments platform digitizing hospitality-specific workflows and associated payments. In August 2024, we acquired Invoiced, a U.S.-based software as a service (SaaS) B2B company that provides accounts receivable software that automates all aspects of billing, collections, payments, reporting and forecasting within a single online platform. In November 2023, we acquired Learning Information Systems Pty Ltd. (StudyLink), an Australian-based SaaS education company that provides platforms to education providers to support their student admissions systems and processes, including features such as eligibility assessment, offer generation, recruitment agent and commission management and acceptance processing. In July 2022, we acquired Cohort Solutions Pty Ltd. (Cohort Go), an Australian-based education payments provider that simplifies the student recruitment process by bringing together students, agents and essential student services such as health insurance into one platform.

Benefits of the Flywire Advantage to Our Clients and Their Customers

Flywire sits in between our clients, which include educational institutions, hospitals, travel providers, businesses, and their customers: students, patients, travelers, and businesses. We believe this two-sided relationship makes us strategically important for our clients–who rely on us for their complex accounts receivable needs, and for our clients' customers–who rely on us to deliver their most important payments.

Benefits of the Flywire Advantage to Our Clients

We continuously apply our knowledge and domain expertise in education, healthcare, travel, and B2B payments to expand upon our solutions and meet the specific needs of our clients, while freeing them from cumbersome and legacy financial processes. For our clients, key benefits of our solutions include:

- **Modern customer-focused payment experience.** We enable a convenient and secure online payment experience which can be configured by country, currency, client, and vertical. Our personalization engine leverages our data and applies artificial intelligence (AI) and machine learning (ML) to match the payment preferences of our clients' customers with the right payment options. By streamlining a previously cumbersome and highly-manual process, our clients have the ability to extend transparency to their customers and proactively engage them through their preferred communication methods.

- **Simplify payments complexity.** We address complexity in payments by providing our clients with a "one-stop shop" offering, substantially reducing the need to work with and manage multiple disparate vendors and systems. Our clients can experience a seamless workflow from start to finish with end-to-end visibility, from invoice to payment to receipt and reconciliation. This helps accelerate funds flow while streamlining operational expenses.

- **Processing cost savings and enhanced payments yield.** We leverage our significant global volume and in-house currency hedging algorithms to mitigate our clients' risk from currency fluctuation and reduce incremental payment fees, which we believe results in significant cost savings to our clients' bottom line. Additionally, to optimize affordability for our clients' customers, we design personalized payment plan offers. By providing a better customer experience, our clients can eliminate time-consuming customer calls and make their operations more efficient. We believe this results in our clients getting paid more quickly and consistently.

- **Ease of integration.** Built on open architecture, Flywire integrates with existing systems and technology, allowing clients to consolidate transactions and accounts, automate payment plans and cash management, and optimize processing through aligned billing-related tools. This ease of integration enables our clients to serve their customers better and faster, increasing satisfaction while reducing costs.

- **Trusted expertise and a trusted brand.** Our clients and their customers view Flywire as a trusted technology partner. With deep roots in each industry we serve, our thought leadership, guidance, and innovation in our

7

solutions, have built confidence and advocacy in Flywire throughout our clients and their customers around the world. We believe we bring a new level of transparency, efficiency, and value to industries that are traditionally characterized by complex operations and held back by services of legacy providers. Additionally, we believe the strength of our information security and compliance that underpins our solutions is a core differentiator that drives client trust.

Benefits of the Flywire Advantage to Our Clients' Customers

Our digital-first customer experience is designed to make the process of paying invoices simple. For our clients' customers, key benefits of our solutions include:

- **Superior and simple payment experiences.**   Our customer value proposition is simple: we provide a fast and nearly frictionless experience for our clients' customers' most important payments. Providing an integrated experience that leverages single sign-on, our clients' customers can very quickly view real-time account balance updates, receive personalized communication and complete their payments – all as part of a streamlined digital self-service experience. These features can lead to an increase in self-service digital payments and optimized conversion of completed payments.

- **Customer preference.**   Using Flywire, our clients' customers can choose their preferred payment method, currency, and communication channel, such as sms, chat, email, text, or phone. We make it possible to accept and settle payments in over 240 countries and territories and in more than 140 currencies, so our clients' customers can choose the way they pay using local payment methods that they are most comfortable using.

- **Flexible on-demand payment options.**   We believe we provide favorable and transparent payment plans that can lead to increased engagement and enrollment by our clients' customers. As a result, our clients' customers can spread expenses across smaller, easier-to-manage payments. Our payments platform also enables our clients to offer their customers the choice to either front-load payment plans or provide extension options beyond service delivery.

- **Customer confidence.**   Navigating the world of complex cross-border payments can be overwhelming for our clients' customers. With our superior customer experience including around the clock multilingual support, we believe that we give customers the confidence that their payments are delivered securely, accurately, and on time.

How Our Flywire Advantage Works

Our clients' needs extend beyond simple payment processing. Enabling our clients to use enhanced payment functionality to drive business value as well as streamlining and automating their domestic and cross-border payment operations, requires a specialized approach that combines a secure, reliable, and robust suite of payments and software solutions with a seamless customer experience.

To achieve this, we leverage our *Flywire Advantage* and its three core elements: (i) our next-gen payments platform; (ii) our proprietary global payment network; and (iii) our vertical-specific software backed by our deep industry expertise.

Next-Gen Payments Platform

Our next-gen payments platform is designed for payment processes and experiences that can deliver high-stakes, high-value payments. Through a single connection to our platform, we support the entire lifecycle of a domestic or cross-border transaction across online, mobile or in-person channels. This eliminates the need to work with multiple vendors and payment providers.

For the years ended December 31, 2024 and 2023, we enabled over $29.7 billion and over $24.0 billion, respectively, in total payment volume across multiple payment types, including local bank transfer, credit, debit and other alternative payment methods such as Alipay, Boleto, PayPal / Venmo, and Trustly. The majority of our payment volume is not card related and is completed over our global payment network. This reflects the myriad of payment options enabled by our global payment network that are critical for the larger, more complex payments that we handle.

We designed our next-gen payments platform to be:

- **Integrated.** Fully unified and seamlessly connected to a broad range of core operating systems, facilitating easy data capture and compatibility across a broad range of solutions;

- **Flexible.** Supports complex workflows and payment experiences for both in-country domestic and cross-border payments; and

- **Secure**. Leverages Payment Card Industry-validated Point-to-Point Encryption tokenization and other best-in-class and regulatory-compliant security measures.

By utilizing predictive analytics, ML and AI, we handle the complexities of money movement across borders while providing fast, compliant, and transparent receipt of payments. Our AI and ML enabled fraud detection risk engine has trained against millions of automated clearing house (ACH), check, card, and wire transactions. As a result, the enhanced power of our risk engine enables us to mitigate fraud.

Our comprehensive payments offering enables our clients to provide their customers a choice of cost-effective payment methods, currencies, and terms while enjoying a seamless digital experience. Our offering, supported by Flywire's security, risk, and compliance monitoring tools, includes:

- enhanced invoicing, settlement and reconciliation tools that simplify billing and customer payments and better manage cash flow and revenue;

- end-to-end processing, from authorization to clearing to settlement and reconciliation;

- turnkey solution for enhanced and secure single sign-on and checkout;

- recurring, split and flexible payment options, including robust payment plan logic that can be tailored in our vertical-specific implementations; and

- unified reporting and analytics tools through direct integrations to client back-end infrastructure.

Below is a sample funds flow for a traveler from Australia taking a ski vacation in Japan paying in their local currency and with their preferred method of payment, such as a bank transfer of Australian Dollars to Japanese Yen, without incurring hidden fees, and with exchange rate protection. The illustration shows how our next-gen payments platform can be configured and activated at the client level, and deliver a seamless experience from any country of payment or receipt.


Next-Gen Payments Platform
Client and Customer Examples
AUSTRALIAN TRAVELER
JAPANESE BUSINESS
LOCAL METHODS
Credit/Debit
Bank Transfer
Online Methods
LOCAL
$
₹
€
¥
£
₩
LOCAL
Settling in:
240+ countries
140+ currencies

In addition to international expansion, we are accelerating the growth of our in-country domestic accounts receivable business with the goal of both selling new solutions to existing clients and gaining new clients. Many of our clients who successfully use our payments platform to process cross-border payments require a similar solution for in-country domestic payments, which have similar challenges: they are reliant on home-grown or legacy solutions with limited or inflexible capabilities and often require time consuming manual updates. With our payments platform, clients are able to streamline payment processes and offer their customers flexible payment options, without the expense of building their own systems—for both in-country domestic and cross-border transactions.

Proprietary Global Payment Network

Our proprietary global payment network is comprised of global, regional and local banks and technology and payment partners around the world. We believe the extensive global reach and breadth of our network, serving more than 240 countries and territories, provides a strong competitive advantage. Additionally, we have local market knowledge and expertise to enable funds flow in some of the hardest to reach markets. We have also assembled redundant payment rails, wherever possible.

With Flywire's network, our clients can take advantage of our "local-in / local-out strategy"—providing access to pay-in options, such as local bank transfers, card-based payments, and alternative payment methods, while enabling pay-out capabilities in our clients' preferred local payment methods.

We believe our receive-side network sets us apart. Flywire clients, no matter the vertical or market they are in, can receive a single daily payment in their preferred currency that aggregates and reconciles all their customer payments made via Flywire from around the globe—across approximately 5,000 geographic corridors for 2024 representing transaction flows between payers and payees.

Once our clients are connected to our global payment network, they can leverage an extended range of services and capabilities, including:

- **Transaction routing optimized for cost, risk and compliance management**.   We leverage the "plug and play" configuration of our global payment network and our proprietary payment-routing engine to analyze costs, currency exchange rates and payment acceptance data. Based on our analytics, we can configure optimal transaction routing that increases authorization rates in a secure and compliant manner, while reducing our processing costs and the costs to our clients' customers.

- **Local clearing capabilities**.   Our clients' customers have the ability to authorize and clear transactions in over 240 countries and territories through our connectivity to banks and major payment networks. Payments are made through direct connections to global, regional and local banks or through relationships with our payments partners including Citigroup Inc. These connections and relationships help us create local clearing hubs which enable our clients and their customers to have a local payments experience.

- **Ecosystem of alternative payment methods**.   We offer a myriad of alternative payment methods, such as Alipay, Boleto, PayPal / Venmo, and Trustly, to allow our clients' customers to choose how they pay. We believe this helps promote greater adoption of our payments platform, higher levels of engagement and satisfaction, and increased value across our ecosystem.

- **Global pay-out**.   We enable our clients to automate disbursements and seamlessly settle in over 140 currencies via pay-out options including local currency bank deposits. We believe we are able to settle pay-out more quickly given our end-to-end control and visibility of the transaction process.

- **Tailored and scalable regulatory and compliance infrastructure**.   This foundational element underpins our global payment network. We have fraud and transaction monitoring tools designed to accommodate multiple industry verticals. We combine this with the application of know-your customer (KYC) and anti-money laundering (AML) standards that are tailored to meet the applicable requirements of the jurisdictions where our clients operate. In addition, we leverage our in-depth knowledge of the markets in which we operate to execute tactically while complying with local licensing and regulatory requirements.

Vertical-Specific Software Backed by Deep Industry Expertise

We tailor our software to meet the needs of each vertical market we serve. We do so by leveraging our industry expertise and knowledge to develop a comprehensive view of our clients' complex business challenges. We learn to "speak our clients' language" and tailor their invoicing processes and payment options to their specific situations.

We offer deep integration within our clients' existing apps and workflows for seamless payment acceptance and reconciliation. Our integrations, supported by our application programming interfaces (APIs), include some of the largest and most recognized accounting and enterprise resource planning (ERP) systems, such as Ellucian Company, L.P. and Tribal in education, Epic Systems Corporation in healthcare, Rezdy Pty Ltd in travel, and Oracle Corporation in B2B payments. Through these integrations, our clients are able to reduce the number of banks and technology and payment providers on which they rely, while achieving faster settlements and lower wire and transaction fees.

Specific features of our vertical-specific software include:

- **Vertical-specific digital workflows**.   We help our clients automate the accounts receivable process from creation of an invoice to delivery to the customer, to receipt of funds and synchronization back to their ERP system. In these workflows, we provide enhanced capabilities that improve customer satisfaction and may increase the collectability of amounts owed (e.g., offering patients of a health system the option to create a payment plan if they are unwilling or unable to pay their full amount due in a single payment). We provide timely status updates of financial inflows and outflows by indicating when invoices are delivered, opened, and paid. Our robust reporting tools provide our clients with a real time overview of their business' payments profile.

- **Integration and synchronization to core and industry specific systems**.   Our software is designed to automate accounts receivable reconciliation by synchronizing customer transactions with our client's accounting and ERP systems. Our synchronization capabilities substantially reduce double data-entry and increase efficiency.

- **Real-time access**.   By leveraging our data, our clients can access real-time invoice and payment status updates, facilitate seamless communication with customers and easily track payments from their customers.

- **Predictive analytics**.   We have robust predictive analytics capabilities to assess payment transactions across our client base and to intelligently determine the appropriate pricing or payment plans. For example, in healthcare, we have built a personalization engine that enables hospitals and healthcare systems to better predict a patient's capacity to pay and tailor the payment options they are offered, all in accordance with the hospital's business rules.

Below is an illustration of how a large hospital client utilizes our software to personalize patient engagement with payment options and billing conversations. We solve capacity to pay for our clients' customers (with payment plans or other intelligent promotional financing) and we engage with them through their preferred communication methods (e.g., sms, chat, email, text, or phone). In turn, our clients are able to maximize yield on their accounts receivable potential, resulting in higher net payments, lower call volume, lower debt outstanding and most importantly, lower costs and happier patients.


Conversation Profile
Payment Reminders
+
Subscription Preferences
✔ Text + Email Preferred
✔ Medium Capacity to Pay
Offer: 9 month payment plan
Day 0
Email & Text
Payment Plan Offer Included
Day 7
Email
Payment Plan Offer Included
Day 11
Text
Payment Plan Offer Included
Day 12
Makes Payment

Our Industry

We believe Flywire plays a critical role in helping digitize transactions in traditionally underserved markets, facilitating in-country domestic and cross-border invoicing and payments, automating reconciliation, and providing a seamless experience for our clients' customers. Our ability to deliver the most important and complex payments both domestically and internationally has become increasingly valued by our clients due to the following trends:

Globalization—and the rise of a "borderless" economy—requires global, cross-border and local payment and regulatory expertise

As the world becomes more connected, it is both easier and harder to do business. Consumers want to make payments across borders with ease and want to have a personalized experience in their language and in their local currency. Businesses are attempting to satisfy this demand, but we believe they often struggle to deliver truly global capabilities. Providing a solution that meets the needs of our global client base extends beyond simple payment processing. Enabling, streamlining, and automating our clients' in-country domestic and cross-border payment operations requires a specialized approach that combines a secure, reliable, and robust suite of payments and software solutions with a seamless customer experience. We believe we can deliver extensive global reach and bring local market knowledge and expertise to keep up with the rapidly changing payments landscape.

Globalization has also increased the complexity of the regulatory landscape that our clients need to navigate. Consumers and businesses are required to understand and adhere to extensive and often incongruous sets of laws and regulations in both local and cross-border regimes. For example, many countries with significant cross-border flows require distinct paperwork to be collected, validated and recorded as part of currency export compliance for high-value payments. Furthermore, we believe that clients often lack the policies, procedures and systems in order to implement and monitor strict compliance. We believe that the result is often costly and manual review processes, which can also increase the client's risk of penalties and fines. We endeavor to actively manage the global complexities of regulation for our clients' payments while implementing innovative solutions intended to make the entire process more efficient and user-friendly.

The shift to software-integrated digital payments is accelerating

As business and consumer transaction expectations shift with digitization, providers of modern payments platforms with industry-specific software have begun to displace legacy systems. Businesses and consumers have come to expect that all payment flows, especially for high-value services, are settled with the same ease as typical e-commerce purchases. We expect these trends will impact all industries and force many businesses to accept new digital payment methods. We believe fully integrated payments and software solutions, including those provided by us, enable businesses to offer seamless payment experiences, minimize friction at the point-of-sale and respond to evolving customer preferences.

Legacy payment and accounts receivable management infrastructure has significant limitations and is ripe for innovation

Even in some of the largest industries in the world, such as education, healthcare, and travel, legacy payment and accounts receivable infrastructure has not evolved to streamline complexities nor enhance efficiency as demanded by organizations or their customers. This legacy infrastructure has the following limitations:

- **Paper-based.** The accounts receivable process, from creation of an invoice to delivery to the customer, is most often still dependent on paper. This paper-based workflow not only results in payment flows that are slow, error-prone, and less secure, but is also costly for businesses. According to studies that we commissioned, 55% of businesses surveyed lost 4-5% of revenue each month due to payment inefficiencies and 89% experience lost opportunity cost due to time spent dealing with accounts receivable challenges. We digitize and automate the accounts receivable process from start to finish, allowing clients to rely on our solutions and save on their accounts receivable transaction and processing costs.

- **Manual.** Legacy workflows require manual input of employees at every stage of the accounts receivable process: from opening an envelope, logging the receipt, getting approvals, cashing the check, to proper accounting and compliance. This repetitive employee engagement significantly slows down payment flows, increases likelihood of error, and is more expensive for businesses. Organizations that automatically generate the vast majority of their invoices reported processing almost twice as many invoices per invoicing full-time equivalent (FTE) compared to those that do not, according to survey data from the American Productivity and Quality Center (APQC). Our clients can easily leverage our solutions for traditional back-office tasks, with less manual labor involved from start to finish.

- **Disparate.** Many businesses deal with multiple accounting and reconciliation systems to process a single transaction flow. According to APQC survey data, inefficient processing of receivables requires almost 2.5 times as many FTE resources compared to top-performing organizations for the same dollar volume. Instead of relying on stacks of disparate technology systems that were not built to work together in the context of a seamless experience, our clients can use our solutions to automatically synchronize customer transactions while leveraging their existing IT infrastructure.

- **Lacking functionality and capabilities that drive value.** A large number of businesses attempt to use their current accounting or ERP systems for accounts receivable management. These systems often lack functional and analytical capabilities to calibrate and present optimal payment options that could improve customer experience and maximize client yield on their accounts receivable. In contrast, our predictive analytics capabilities provide valuable insights to help drive business decisions and allow our clients to tailor their offerings. For example, our clients can see when a payment plan may be helpful to one of their customers, allowing them or their customers to initiate a payment plan. This insight and functionality can ultimately increase the speed and frequency of collection and improve customer satisfaction.

Accelerating digitization of B2B payments

We believe the B2B payments market remains one of the largest untapped opportunities in the payments industry. Few payments and software companies have end-to-end integrated payments solutions including accounts receivable software, omni-channel offerings, cross-border capabilities and other value-added services. Most often, providers only offer one or two of these capabilities and require clients to employ other piecemeal point solutions. The unique combination of our next-gen payments platform, proprietary global payment network, and vertical-specific software enables us to design and deliver a comprehensive suite of solutions that help our business clients get paid by their customers.

Our Market Opportunity

We believe the trend of digitizing payments is inevitable across all industries. When businesses and consumers make payments, they expect a quick and easy process. On the receiving end, businesses expect to accept payments from different sources and countries, and reconcile them from within one system, but without added complexity or additional costs.

Many industries still lack the digital payments infrastructure that is necessary to meet customer demand and solve operational inefficiencies. For example, the majority of healthcare payments are still made by check. Likewise, in education, budget shortfalls, along with rising tuition costs, have added financial strain and created collections problems. Despite these shortfalls, the demand for domestic and cross-border money movement continues to accelerate and global payments present one of the largest market opportunities. Given Flywire's existing penetration of key verticals, ability to integrate with a broad range of core systems and continued investments in our next-gen payments platform, proprietary global payment network, and vertical-specific software, we believe we have the opportunity to capture a meaningful share of this payment volume.

Our Growth Strategy

We believe we have a significant opportunity to build on our success and momentum to date. The key elements of our growth strategy include:

Expand Our Client Reach

- **Grow with existing clients.** We intend to continue to become a more integral part of our clients' businesses as the number of our clients' customers who utilize our solutions increases. Our track record of organic growth with our clients is demonstrated by our three-year average annual net dollar-based retention rate, which averaged approximately 121% for the years ended December 31, 2022 through December 31, 2024. As our clients transform and digitize their operational workflows, we plan to encourage them to add additional solutions, such as tailored invoicing, payment plans, and eStore marketplace.

- **Continue to win new clients.** We plan to expand our sales and marketing efforts to increase brand awareness and highlight the value of our solutions. We believe this will attract new clients to Flywire and as we add more clients, we can accelerate the effects of our flywheel.

- **Increase payments platform monetization.** We have the opportunity to offer additional complementary payment services to our clients' customers in support of our clients' business goals. We intend to leverage our *Flywire Advantage* by expanding the number of use cases we can address such as handling payables in education, business invoices in hospitals, and commissions in travel.

- **Expand our solution portfolio.** We expect to continue investing in our solution portfolio by expanding the breadth and depth of our payments and software capabilities.

Expand Our Ecosystem Through Channel Partnerships

While the majority of our clients to date have been acquired by our direct sales team, we expect that continued engagement with channel partners, including financial institutions and providers of enterprise software solutions in our key verticals, will enhance our client acquisition efforts and drive continued growth. We also believe our channel partners, which include consultants specialized in our industry verticals, will help amplify the reach and visibility of our solutions to clients worldwide.

Expand to New Verticals and Geographies

We leverage our *Flywire Advantage* to scale into new verticals and geographic markets. We have a strong track record of expanding efficiently into new verticals and geographic markets, as we have shown in healthcare, travel, and B2B payments and in the expanded reach of our global payment network. We see a large and significantly underserved opportunity for clients domestically and internationally to benefit from our payments platform, global payment network and vertical-specific software. Additionally, there are other industries, including real estate and government taxes, that we believe are poorly digitized and could benefit from our solutions.

Pursue Strategic and Value-Enhancing Acquisitions

We intend to continue to complement and accelerate our organic growth strategies through acquisitions. We have a successful record of identifying, executing, and integrating acquisitions, and we intend to continue to pursue acquisitions through a highly disciplined approach. We also have the scale to be an attractive and reputable consolidator in the payments markets as evidenced by our ability to retain to date nearly all of the clients and employees from our Cohort Go, StudyLink and Invoiced acquisitions. We believe our approach and breadth of experience in integrating culturally-aligned businesses position us to maximize the value we derive from future acquisitions.

Our Business Model

We derive revenue from transactions and platform and other revenues. Each new student tuition bill, patient visit, travel journey and business invoice is an opportunity for us to generate fees.

Our revenue is highly re-occurring in nature due to the mission-critical nature of our solutions that are deeply integrated within our clients' existing operating workflows and IT infrastructure. We believe the depth and breadth of our solutions help our clients get paid faster and with less friction. This enables us to develop long-standing relationships with our clients, which in turn also drive strong retention and significant cross-selling opportunities.

An Illustration of Our Solution

We simplify domestic and cross-border payment transactions for our clients by eliminating the need to work with disparate vendors for invoicing, global pay-in and pay-out, compliance and risk management and more. Through a single connection to Flywire, we enable our clients to securely accept and reconcile payments and engage with their customers. The illustrations below depict how Flywire manages both international and domestic payments for a representative education client.

International Payment Example: In the first example below, a Chinese student paying their tuition to a Canadian university experiences a seamless process from start to finish—choosing their preferred payment method and currency. For our client, the accounts receivable process is automated and streamlined from invoice to receipt and to reconciliation and real-time ERP updates. For our cross-border payments, we have short term foreign exchange exposure, typically between one and four days; we leverage our in-house currency hedging algorithms, and enter into non-deliverable forward foreign currency contracts, to mitigate the volatility related to fluctuations in the foreign exchange rates. For additional discussion about our foreign exchange rate exposure, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Quantitative and Qualitative Disclosures About Market Risk".


International Payment Flow
Education Cross Border Payment
ERP
1. Billing
School in Canada sends tuition bill via ERP system in CAD to student in China
2. Customer Pays
Student clicks bill to pay via Flywire on the school's online portal. Student sees CAD amount converted to CNY in various local payment options & makes payment
CNY
flywire
3. Foreign Exchange
Flywire processes the student's payment in their local currency
CAD
4. Deposit
Funds deposited into the school's Canadian bank account in CAD
CAD
5. ERP Update
Flywire updates school's ERP system and payment is automatically reconciled
CAD

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Domestic Payment Example: The example below illustrates the process of offering payment plans to domestic students, which can be set up by either the school or the student.


Domestic Payment Flow
Education Domestic Payment Plan
1. Billing
Email sent from Flywire Communication Hub (school branded) to student to sign up for payment plan for tuition
2. Payer Creates Account
Student visits school payments portal and sets up account, views offers & available options
3. Plan Selection
Student selects plan & payment method
4. Activation
Plan activated by school and automated emails for the student are scheduled
5. ERP Update
The school's ERP system is updated

From the same payments platform, we manage the entire payment process for our clients with the only difference being the type of payment offering selected to meet the needs of their customers, whether that be international or domestic.

Our Go-To-Market Strategy

Our direct sales channel is core to our go-to-market strategy. We believe that regional, vertical, and broader domain expertise, as well as continued client management, are critical to our sales success. Our regional sales teams are located in the United States, Canada, Latin America, Europe, and the Asia Pacific region including Singapore, Japan, and Australia. Our relationship management team augments direct sales capabilities by cultivating existing relationships and identifying cross-sell and up-sell opportunities of additional solutions, contributing to our strong dollar-based net retention rate. We believe that our ability to understand the nuanced pain points of education, healthcare, and travel accounts receivable is a strategic advantage enabling us to gain clients in those verticals, while our broader domain expertise in payments, treasury, and banking is critical to executing on our broader B2B payments expansion.

We focus our sales and marketing efforts on generating leads to develop our sales pipeline, building brand and vertical awareness, scaling our network of partners, and growing our business from our existing client base. Our sales leads primarily come through inbound digital channels including our website, content marketing efforts, lead generation and account-based marketing tactics, virtual events, and industry trade shows and associations.

We typically follow a "land-and-expand" strategy as our clients engage with us on more than one solution as we grow our partnership. For example, in education we have a high success rate expanding beyond solving cross-border payments needs, with clients also adopting our domestic solutions or full-suite enterprise solution. Once our clients experience the depth of our ability to handle their multi-faceted accounts receivable and payments needs, our relationship managers are able to successfully cross-sell and up-sell other solutions, creating a large avenue of revenue generation with minimal incremental acquisition cost.

We also reach clients indirectly through our channel partnerships, integrations with workflow software, and other technology providers. Our channel partners include financial institutions, such as Bank of America Corporation, as well as a number of referral partners such as Tribal Group PLC and Oracle Heath, Inc. Additionally, Flywire has integrations with leading accounting and ERP systems, such as Oracle Corporation, Ellucian Company, L.P., Epic Systems Corporation and Rezdy Pty Ltd.

Our Technology and Architecture

Our unified technology is at the core of our *Flywire Advantage*. The scale and complexity of the product implementation challenges that we address for our clients and their customers cannot easily be addressed through today's legacy systems and outdated infrastructure. Instead, it requires our combination of a modern technology stack, cloud-native infrastructure, and investment in product and engineering management talent.

Our engineering approach includes a DevOps culture, microservice architecture, continuous delivery, and the use of containers to enable shorter development lifecycles. We also operate independently-deployable services that are critical to supporting verticals and reliability across operating environments. Our product and engineering leadership team has a long history of payments and payments technology experience, with domain expertise across our verticals.

Our technology stack is comprised of the following:


Powerful platform designed to solve complex payment flows
Real Time Integrations
Insights
Sophisticated Pricing
Security & Compliance
AI/ML
Complex Payment Flows
Network Resiliency
Build Your Own
Education
Healthcare
Travel
B2B
Public API
Payment plans
E-comm
Personalization
Omnichannel engagement
Multi-party payments
Enterprise integrations
Flywire Payments as a Service (PaaS): Stands Independently to Deliver Core Payments Infrastructure
Core Pay Services
Pricing & FX Hedging
Payment Network
Ledger & Settlement
Regulatory & Compliance
Fraud / KYC / AML
Service / Support
Reporting / Analytics

Payments-as-a-Service

Our next-gen payments platform includes the infrastructure required to support more than just simple money flows:

- **Payment services**. Our technology to capture the payment from our clients' customers.
- **Enabling services**. Our proprietary pricing engine, foreign currency exchange hedging infrastructure, and ML technology to manage fraud and AML risk.
- **Transaction processing services**. Our routing capabilities enabled by our automated technology to deliver on-time payments to the appropriate destination.

Software-as-a-Service

Our vertical-specific software leverages our payments platform to provide industry specific solutions and deliver "last mile" connectivity to our clients' operating systems and their customers. Our applications address complex billing and domestic and cross-border payment processes, while delivering a near seamless payment experience. Additionally, our personalization engine is delivered as a software solution and leverages our AI and ML and deep analytics systems.

Public Application Programming Interface (API)

We have a direct public API that sits on top of our payments platform. For organizations of all sizes, from smaller businesses to larger enterprises who want to control the customer experience, we can expose our API for easy integration, significantly reducing the time to realize advantages from the use of our solution. This public API capability significantly enhances our ability to scale and to execute on our growth strategies.

Our technology is designed for speed, resilience and reliability. We believe we demonstrated our ability to scale when we entered the broader B2B market and were able to leverage engineering solutions and APIs in our other verticals, including a native module integrated into NetSuite. Our technology enables us to process transactions in real-time, regardless of origin, destination or amount. For example, in education, our deep, customized integrations within our clients' systems can lead to the difference between on-time enrollment or missed registrations—a difference that cannot be delivered through batch processes that are not posted instantaneously. We leverage Amazon Web Services (AWS) for our cloud redundancy, and tools such Pingdom, Cloudflare, and PagerDuty for an uninterrupted experience for our clients and their customers.

Our Compliance and Risk Management Foundation

We have a dedicated compliance and risk management function. We have implemented the practices to help us protect our business and assure our clients and payment partners that our processes are compliant and meet or exceed their exacting standards, including advanced and agile practices for risk governance and a monitoring program that leverages key data inputs and software. We have robust AML, suspicious activity reports (SARs) and client KYC procedures. We also devote considerable resources to our data and cyber security. In addition, we possess key certifications across the verticals we serve, which we believe is an important aspect of why our clients choose to work with us. These audit-tested certifications and risk program features, which in many cases apply with specificity to the verticals we serve, include: third party certifications for Service Organization Control 2 (both SOC 1, Type II and SOC 2, Type II), Payment Card Industry Data Security Standard (PCI DSS), and Americans with Disabilities Act (ADA) compliance, HITRUST Common Security Framework certification (Particularly relevant to our healthcare vertical), as well as systems and processes designed to ensure compliance with the General Data Protection Regulation (GDPR) in Europe, the Data Security Law (DSL) and Personal Information Protection Law (PIPL) in China, the California Consumer Protection Act (CCPA), the Personal Information Protection and Electronic Documents Act in Canada, Family Educational Rights and Privacy Act (FERPA), and Health Insurance Portability and Accountability Act (HIPAA), among others.

Our experienced team, coupled with our advanced technology and software tools, helps us navigate the challenges of global payments in a compliant manner:

- *Local and global regulatory regimes*.   We believe we are able to react nimbly to global and local regulatory changes that affect our business.

  Locally, we often work with licensed and regulated payment service providers (PSPs) to bring more familiar solutions to our clients' customers and to leverage their regulatory insight. This insight can be a valuable tool to deliver differentiated services to our clients to help them stay in front of laws that may impact their business. For example, in India, we addressed new tax withholding requirements for our clients' customers and deployed a solution to help with their education-related payments.

- *Currency controls and exemptions*.   We have developed robust controls designed to comply with the requirements of handling cross-border payments. For example, in certain jurisdictions where it is required, we are able to help track and prove purpose-driven payments through digital document collection and verification integrated with our clients' systems.

- *Transaction-level risks*.   Our payments platform subjects payments to a series of controls, to mitigate the risk of facilitating fraud, money laundering, or transactions subject to sanctions. Payment information, historical activity and user behavior are utilized to identify potentially fraudulent transactions. All payments are monitored for suspicious behavior consistent with money laundering or terrorist financing, and all alerted activity is investigated by our internal team of experienced analysts. We also screen sender and receiver information, along with geolocation data, against relevant international watch lists.

- *Dedicated, experienced and globally dispersed risk, information/physical security and internal audit function*.   We have consistently maintained a dedicated risk and security team – led by our Chief Information Security Officer – that is global in nature and devises and supports Flywire's strategy of risk reduction and

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business process and information protection excellence by assuring confidentiality, integrity and availability of electronic information. We have also developed an internal audit program utilizing internal and external auditors focused on policies and processes, testing our controls, and reporting on a regular basis to our Audit Committee. Among the focal points are the risk and security program areas:

ο risk mitigation through outreach, awareness, internal training, assessment, policy development and adoption of best practices;

ο building and maintaining secure access protocols and network architecture;

ο monitoring of networks and systems to protect against, detect and eradicate malicious activity and ensure regulatory compliance;

ο managing continuity of operations planning for critical information systems;

ο responding to security breaches to contain incidents and improve protocols;

ο regulatory "horizon scanning" and managing and enforcing compliance with global regulations (Sarbanes-Oxley, FERPA, HIPAA, GDPR, ADA and others);

ο managing physical security, health and safety (office, business travel and FlyMates);

ο developing and enforcing our vendor due diligence program; and

ο responding to external audits and law enforcement enquiries, conducting internal investigations, and maintaining audit-tested risk and security certifications.

To support these areas of focus, our risk and security team has developed a foundation resting on an appropriate governance and policy structure, robust and scalable security architecture and solutions, frequent internal training of FlyMates and an expansive and continuous cyber security and incident response framework. In addition, we have FlyMates in the compliance and risk management function located around the world where we have operations to address the needs of the business in real-time.

Competition

Our primary competition consists of legacy payment methods such as traditional bank wires provided by local, regional and global banks and money transfers from remittance companies. Other competitors include integrated payment providers focused on cross-border payments; B2B payments platforms; and vertical-specific software solutions offered by local niche players.

We believe many legacy payment providers are hindered by limitations such as antiquated technology systems, insufficient solution and service offerings, poor user experiences, and unsatisfactory client and customer support. Our modern technology stack, combined with our innovative and flexible suite of solutions, addresses many of the issues that clients face today, including:

- friction in client and customer experiences;

- lack of a scaled global network;

- limited software and payments offerings;

- inability to adapt to new technology; and

- unsophisticated fraud prevention and risk management tools.

We believe that we compete favorably on the basis of these factors.

Intellectual Property

We protect our intellectual property through a combination of trademark, copyright, and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights both domestically and abroad. These laws, procedures and restrictions provide only limited protection. We endeavor to enter into agreements with our FlyMates, consultants and contractors and with parties with whom we do business in order to acquire intellectual property rights developed as a result of service to Flywire, as well as to limit access to and disclosure of our proprietary information.

We actively pursue registration of our trademarks, logos, service marks, trade dress, and domain names in the United States and in other jurisdictions. As of December 31, 2024, we had 122 registered trademarks and trademark applications, and were the registered holder of a variety of U.S. and international domain names.

From time to time, we also incorporate certain intellectual property licensed from third parties. Even if any such third-party technology was not available to us on commercially reasonable terms, we believe that alternative technologies would be available as needed.

For additional information about our intellectual property and associated risks, see the section titled "Risk Factors–If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights."

Regulation and Industry Standards

Various aspects of our business and service areas operate in a quickly evolving regulatory environment, and are subject to U.S. federal, state, and local regulation, as well as regulation outside the United States. Certain of our services also are subject to rules promulgated by various card networks and other authorities, as more fully described below. These descriptions are not exhaustive, and these laws, regulations and rules frequently change, are subject to differing interpretations or enforcement, and are increasing in number.

We are registered as a Money Service Business (MSB) with the U.S. Department of the Treasury's Financial Crimes Enforcement Network (FinCEN) and are subject to the Bank Secrecy Act of 1970, as amended by the USA PATRIOT Act of 2001, and its implementing regulations, collectively, the BSA, and certain obligations contained therein, including, among other things, certain record-keeping and reporting requirements, and examinations by FinCEN.

The BSA is the primary compendium of U.S. laws and regulations regarding AML and countering the financing of terrorism (CFT). As required under the BSA, we have implemented and continue to expand an AML and CFT program designed to prevent our payments platform from being used to facilitate money laundering, terrorist financing, and other financial crimes. Our program is also designed to prevent our payments platform and global payment network from being used to facilitate business with certain individuals, entities, countries, and territories that are subject to economic or trade sanctions that the U.S. Department of the Treasury's Office of Foreign Assets Controls (OFAC) and various foreign authorities administer or enforce. Our AML and CFT compliance programs include policies, procedures, and controls that are designed to address these legal and regulatory requirements and to assist in detecting and preventing the use of our payments platform to engage in money laundering or terrorist financing activity. Program elements include, without limitation, the designation of a BSA/AML Officer to oversee the programs, KYC procedures, processes to detect and report suspicious activity, sanctions screening, employee training, annual third-party independent testing, and risk-based procedures for conducting ongoing customer due diligence.

If our compliance programs are found to be deficient, we could lose key relationships with banks, merchant acquirers, and other payment partners on which we rely to carry out our business. Fines, penalties or sanctions for the violation of AML and CFT laws and regulations may be severe and our efforts to remediate issues may be costly, may result in diversion of management and staff time and effort, and may still not guarantee compliance. In the course of enhancing our sanctions compliance function, we initiated an internal review that identified issues related to our compliance with sanctions, including payments that may have originated from sanctioned jurisdictions or sanctioned persons. Although Flywire continues to evaluate whether these or other transactions constitute potential violations of OFAC sanctions (including whether certain of these payments may have been authorized by general licenses or license exemptions under the relevant sanctions regulations), Flywire has made voluntary submissions to OFAC to report apparent violations and provide supplemental information. Flywire is currently engaging with OFAC to resolve these matters. Based upon the results of the internal investigation completed to date, we do not believe that the amount of any loss incurred as a result of this matter would be material to our business, financial condition, results of operations or cashflows.

Most states in the United States require a license to offer money transmission services. We are in the process of procuring money transmitter licenses (or the statutory equivalent) in those U.S. jurisdictions that require them in order to be able to offer additional business lines in the future. We have procured and maintain money transmitter licenses in 45 U.S. jurisdictions, and actively work to comply with new license requirements as they arise. We have taken the position that Flywire's business to date is exempt from licensure under various state money transmission laws, either expressly as a payment processor or agent of the payee, or pursuant to common law as an agent of the payee. We actively work to evaluate, and if applicable, comply with new license or regulatory requirements as they arise. Although we believe we have defensible arguments in support of our positions under the state money transmission statutes, we have not expressly obtained confirmation of such positions from all of the state banking departments who administer the state money transmission statutes. It is possible that certain state banking departments may determine that our activities are not exempt from licensure. In the past, certain competitors have been found to violate laws and regulations related to money transmission, and they have been subject to fines and other penalties by regulatory authorities. Regulators and third-party auditors have also identified gaps in how similar businesses have implemented AML and CFT programs. The adoption of new money transmitter or MSB statutes, or changes in regulators' interpretation of existing state and federal money transmitter or MSB statutes or regulations, could subject Flywire to new registration, licensing or other requirements. Any determination that Flywire is in fact required to be licensed under such state money transmission or MSB statutes may require substantial expenditures of time and money and could lead to liability in the nature of penalties or fines, as well as cause us to be required to cease operations in some of the U.S. jurisdictions we serve.

With respect to the money transmission licenses we maintain in U.S. jurisdictions, we are subjected to, among other things, record-keeping requirements, reporting requirements, bonding requirements, limitations on the investment of customer funds, and examination by state regulatory agencies. Any actual or perceived failure to comply with legal and regulatory requirements related to our money transmitter licenses may result in, among other things, revocation of required licenses, regulatory or governmental investigations, administrative enforcement actions, civil and criminal liability, and constraints on our ability to continue to operate.

Similar regulatory requirements exist in other markets where we do business. For example, local Flywire entities are licensed as Authorised Payments Institutions in each of the United Kingdom (U.K.) (regulated by the Financial Conduct Authority (FCA)) and Lithuania (regulated by the Bank of Lithuania (BOL)), and Australia (regulated by the Australian Securities & Investments Commission (ASIC)). In addition, we have secured approval for a Major Payment Institution license from the Monetary Authority of Singapore (MAS), and in Canada we are registered as an MSB with the Financial Transactions and Reports Analysis Centre of Canada. We are also registered as a foreign Electronic System Organizer in Indonesia, and licensed in Hong Kong as a Money Services Operator. When serving clients in these regulated markets, we are generally required to implement governance structures, AML and CFT programs and KYC standards that are different from those in the U.S., and which incorporate local or European Economic Area (EEA) requirements. The FCA in particular has been an active regulator, and as a result of Brexit, we were able to both obtain a license from the BOL and continue to serve our EEA clients through the "passporting" principle without any interruption of service. In other non-U.S. markets, we are able to serve clients in locations that either do not require Flywire to obtain a license or pursuant to a specific exemption issued by the applicable regulator.

In addition, several jurisdictions where our clients' customers reside impose currency export controls (e.g., China and India), taxation at source or other documentation requirements before money can be converted into destination currency and sent abroad. Generally, our local payment partners in these locations will assist in ensuring the customers meet these requirements, but it is often the case that we need to ensure that the Flywire payment experience accommodates the unique and ever-changing regulatory environments where our clients' customers are located.

There are also a number of U.S. federal and state consumer finance and consumer protection laws that may impact Flywire's business. States have a myriad of statutes and case law precedent addressing when credit card surcharges or convenience fees may be imposed by third-party service providers and under what circumstances they are prohibited. In addition, Dodd-Frank created the Consumer Financial Protection Bureau (CFPB), which has assumed responsibility for implementing and enforcing most federal consumer financial protection laws and a prohibition on unfair, deceptive and abusive acts and practices. Several of these laws apply to some of Flywire's clients, and in some cases, Flywire is contractually obligated to ensure its services do not violate these laws, even though Flywire is not directly subject to them. For example, the Truth in Lending Act of 1968 (TILA) is a U.S. federal law that applies to creditors and is designed to promote the informed use of consumer credit. Although Flywire is not in the business of extending credit or charging interest on the payments it helps its clients collect, when Flywire clients extend credit subject to TILA, TILA may require our clients to provide disclosures to their customers about consumer credit terms and costs in a format specified by the CFPB. Our payment installment plan functionality utilized by our clients in healthcare and education often requires that our payment experience accommodate these disclosure obligations that attach to our clients. Our business may also be subject to the Fair Credit Reporting Act (FCRA) which regulates the use and reporting of consumer credit information and imposes disclosure requirements on entities that take adverse action based on information obtained from credit reporting agencies. We could be liable if our practices governed under the FCRA are not in compliance with the FCRA or its regulations.

The Electronic Fund Transfer Act (EFTA) also imposes substantive disclosure and error resolution obligations on entities that facilitate electronic fund transfers and international remittance transfers. We could be liable for violating EFTA if we fail to comply with these requirements when they apply to us. We do not believe other laws that are implemented by the CFPB, including the Equal Credit Opportunity Act and the Fair Debt Collection Practices Act apply to us. If these determinations are wrong, interpretations of these statutes change, or we expand or change our solutions, we may be subject to the restrictions imposed by these laws. Should our business or solutions change in a way that did subject us to the CFPB's jurisdiction, we would be subject to increased scrutiny of our business and consumer compliance practices.

Separately, the Telephone Consumer Protection Act of 1991 (TCPA) and similar state and federal laws contain extensive rules relating to communication by telephone, such as detailed requirements relating to granting and revocation of consent and "opt-in" or "opt-out" thresholds for receipt of communications, and these requirements are often changing and the subject of high-profile litigation. Our services include features regulated by the TCPA and similar laws (e.g., calls made from automated dialing systems, texts confirming receipt of payment, status updates or due dates, appointment reminders) and we can be liable for penalties, or subject to litigation or contractual indemnification obligations, if we do not comply with them.

Flywire is also required to navigate card network rules and other requirements of self-regulatory organizations, such as ACH payment networks. We rely on our varied network of merchant acquirer relationships to access the payment card networks such as Visa and Mastercard, which enable our acceptance of credit cards and debit cards. We pay fees to our merchant acquirers for such services.

Visa, Mastercard and other card networks set complex and evolving rules and standards with which we must comply—often referred to as "card network rules". We also have relationships with American Express, Japan Credit Bureau (JCB) and China Unionpay, which impose similar obligations on us. The payment networks and their member financial institutions routinely update, generally expand and modify requirements applicable to merchant acquirers and their customers, including rules regulating data integrity, third-party relationships, merchant chargeback standards and compliance with the PCI DSS. PCI DSS is a set of requirements designed to ensure that all companies that process, store, or transmit payment card information maintain a secure environment to protect cardholder data. Under certain circumstances, we are required to report incidents to the card networks and other authorities within a specified time frame. Any changes in card network rules or standards that increase the cost of doing business or limit our ability to provide processing services to our merchants will adversely affect the operation of our business.

If we or our merchant acquirers fail to comply with the card network rules or other applicable rules and requirements of the card payment networks, Visa or Mastercard or our other card providers could suspend or terminate our registration. Further, our transaction processing capabilities, including with respect to settlement processes, could be delayed or otherwise disrupted, and recurring non-compliance could result in the payment networks seeking to fine us, or suspend or terminate our registrations which allow us to process transactions on their networks, which would make it impossible for us to conduct our business on its current scale.

Under certain circumstances specified in the card network rules, we may be required to submit to periodic audits, self-assessments, or other assessments of our compliance with the PCI DSS. Such activities may reveal that we have failed to comply with the PCI DSS. In addition, even if we comply with the PCI DSS, there is no assurance that we will be protected from a security breach or other cybersecurity incident.

The termination of our registration with the payment networks, or any changes in payment network or issuer rules that limit our ability to provide card payment alternatives to our clients' customers could have an adverse effect on our payment processing volumes, revenues and operating costs. If we are unable to comply with the requirements applicable to our settlement activities, the payment networks may no longer allow us to provide these services and we would lose a substantial portion of our revenues.

We are also subject to the National Automated Clearing House Association (NACHA) operating rules. NACHA is a self-regulatory organization which administers and facilitates private-sector operating rules for ACH payments and defines the roles and responsibilities of financial institutions and other ACH network participants. The NACHA Rules and Operating Guidelines impose obligations on us and our partner financial institutions particularly when we instruct our partner institutions to debit a third party's account. These obligations include audit and oversight by the financial institutions and the imposition of mandatory corrective action, including termination, for serious violations. If an audit or self-assessment of PCI DSS or NACHA compliance identifies any deficiencies that we need to remediate, the remediation efforts may distract our management team and other staff and be expensive and time consuming.

Similarly, our ACH sponsor banks have the right to audit our compliance with NACHA's rules and guidelines and are given wide discretion to approve certain aspects of our business practices. Like the payment networks, NACHA may update its operating rules and guidelines at any time, which could require us to take more costly compliance measures or to develop more complex monitoring systems. The NACHA rules permit transactions to be returned under certain circumstances. If too many of our transactions are returned, our ability to access the ACH system could be impaired by our partner financial institutions. Our partner financial institutions could similarly change their interpretation of NACHA requirements, which could require costly remediation efforts and could prevent us from continuing to provide services through such partner financial institutions until we remediate issues to their satisfaction.

We collect and use a wide variety of information (including personal information) for various purposes in our business, including: (i) to help ensure the integrity of our services, (ii) to meet KYC, transaction monitoring, AML and CFT standards, and (iii) to provide features and functionality to our clients and their customers. This aspect of our business, including the collection, use, disclosure, and protection of personal information we acquire in connection with the use of our services, is subject to numerous laws and regulations in the United States and globally. Regulation and proposed regulation in this area has increased significantly in recent years and is expected to continue to do so.

In addition to numerous privacy and data protection laws already in place, U.S. states are increasingly adopting laws modeled on the GDPR that impose comprehensive privacy and data protection obligations. For example, the CCPA, which became effective on January 1, 2020, gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used, and it imposes other requirements as well. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches. Several other states have joined California in enacting privacy and data protection legislation that impose additional obligations on businesses related to the collection, storage and utilization of third party information, as well as the reporting of data breaches. All 50 states, Puerto Rico, and the U.S. Virgin Islands (similar to many of the other countries where we do business), have passed laws regulating the actions that a business must take if it experiences a data breach, such as prompt disclosure to affected individuals, consumer reporting agencies, or governmental agencies. In addition, we are subject to laws in the U.S. and abroad restricting or placing conditions on our ability to collect and utilize certain specific types of information, such as Social Security and driver's license numbers.

Many of the foreign jurisdictions where we or our clients do business, including the European Union (E.U.), have laws and regulations dealing with the processing of personal information, which in some cases are more restrictive than those in the United States. In addition to regulating the processing of personal information within the relevant jurisdictions, these legal requirements often also apply to the processing of personal information outside these jurisdictions, where there is some specified link to the relevant jurisdiction. For example, Flywire has multiple offices in Europe and serves clients and their customers throughout the E.U., where GDPR went into effect in 2018. The GDPR, which also is the law in Iceland, Norway, Liechtenstein, and—to a large degree—the U.K., has an extensive global reach and imposes robust obligations relating to the processing of personal information, including documentation requirements, greater control for data subjects (e.g., the "right to be forgotten" and data portability), security requirements, notice requirements, restrictions on sharing personal information, data governance obligations, data breach notification requirements, and restrictions on the export of personal information to most other countries. Fines of up to 20 million Euros or up to 4% of the annual global revenue of a noncompliant corporate family, whichever is greater, could be imposed for violations of certain of the GDPR's requirements, and private claims also are possible.

Recent legal developments have created compliance uncertainty regarding some transfers of personal information from the U.K. and EEA to locations where we or our clients operate or conduct business, including the United States and potentially Singapore. Under the GDPR, such transfers can take place only if certain conditions apply or if certain data transfer mechanisms are in place. In July 2020, the Court of Justice of the E.U. ruled in its *"Schrems II"* decision (C-311/18), that the Privacy Shield, a transfer mechanism used by thousands of companies to transfer data between those jurisdictions and the United States (and also used by Flywire), was invalid and could no longer be used due to the strength of United States surveillance laws. In September 2020, the Federal Data Protection and Information Commissioner of Switzerland (where the law has a similar restriction on the export of personal information) issued an opinion concluding that the Swiss-U.S. Privacy Shield Framework does not provide an adequate level of protection for data transfers from Switzerland to the United States pursuant to Switzerland's Federal Act on Data Protection. We and our clients continue to use alternative transfer strategies including the European Commission's Standard Contractual Clauses (SCCs) while the authorities interpret the *Schrems II* decision and the validity of alternative data transfer mechanisms. The SCCs, though previously approved by the European Commission, have faced challenges in European courts (including being called into question in the *Schrems II* decision), and may be further challenged, suspended or invalidated for transfers to some or all countries. For example, guidance regarding *Schrems II* issued by the European

Data Protection Board (which is comprised of representatives from every E.U. member state's top data protection authority) have cast serious doubt on the validity of SCCs for most transfers of personal information to the United States. The *Schrems II* decision and related enforcement actions or other legal developments in this area could subject us to negative financial consequences, such as fines, penalties, loss of customers, and the need to engage in costly restructuring of our business and IT operations and restructuring of our relationships with service providers and other partners.

In Asia, there has been an increase in both regulation and enforcement of privacy laws. The Act on Protection of Personal Information originally enacted in June 2020 by the Japanese government, was amended and came into effect on April 1, 2022 (Amended APPI). Since the passage of the Amended APPI, a number of implementing regulations and supporting documents have been released, addressing the requirements for transferring personal data outside Japan, notifying security breaches and creating pseudonymous information exempt from certain obligations under the Amended APPI.

China passed its DSL and its PIPL in 2021. Both new laws impact every business operating in or doing business with China, coupling extensive obligations with respect to the processing of all types of data, with potentially significant penalties for noncompliance. With the promulgation of the DSL and PIPL, China has tightened up regulation on collection, processing, sharing and cross-border transfer of personal data and important data such as financial data. The data security regime has an extraterritorial effect and imposes additional compliance obligations with respect to processing (in and outside China) of personal data of Chinese individuals and other data which may be viewed sensitive or important. These regulations apply not only to our client's payers who are Chinese nationals (such as students seeking to study abroad) but also China-based employees as well as third party business partners.

As a reaction to data security concerns, the Australian parliament, in 2022, approved a bill to amend the country's privacy legislation, significantly increasing the maximum penalties for companies and data controllers who suffer large-scale data breaches to the greater of: (i) AU$50 million, (ii) three times the value of any benefit obtained through the misuse of information, and (iii) 30% of a company's adjusted turnover in the relevant period. Previously, the penalty for severe data exposures was AU$2.22 million, considered by the current parliament to be wholly inadequate to incentivize companies to improve their data security mechanisms. The Office of the Australian Information Commissioner has new regulatory tools and flexibility that should, together with an ongoing focus on funding enforcement, see a more proactive regulator with capacity and capability to investigate and litigate more privacy incidents in Australia.

We have taken steps to address compliance obligations that apply to us under the Amended APPI, the DSL, the PIPL and Australian data security laws but cannot assure you that such steps will be effective, and we may face the risk of increased costs, liability and loss of business.

There are also regulations that require that access to websites be safe and accessible for people with disabilities. The ADA contains certain standards (most commonly referred to as Section 508 Standards) that apply to federal government websites as well as to websites that may be provided by institutions that are recipients of federal funding. Many of our clients (principally higher education clients in the U.S.) receive support from U.S. federal agencies, and require that our payment experience be accessible and conform to the Section 508 Standards and the World Wide Web Consortium (W3C) Web Content Accessibility Guidelines 2.0 Level AA. Our payment experience is ADA-compliant, and we arrange for third-party audits to ensure that we continually conform to these standards. As we modify our user interface to improve or add features and functionality to our payment experience, we must continue to account for ADA compliance when required.

Human Capital and Employees

As an organization, our culture is founded on our shared experiences, unique and diverse backgrounds, and belief in our mission to deliver on the most important and complex payments. As of December 31, 2024, a collective team of approximately 1,250 full-time employees and contractors, who we call FlyMates, strive for excellence as one team, guided by our core values.

Our leadership team defines our culture and strategy and collectively has decades of experience leading companies through rapid growth at scale. As of December 31, 2024, 35% of our FlyMates are located in the Americas, 40% in Europe and the Middle East and 25% in Asia-Pacific. Representing over 50 nationalities and over 40 spoken languages, our diverse team of FlyMates deliver critical domain expertise and regionally tailored skill sets to our clients 24x7.

We also engage part-time and temporary FlyMates, as well as consultants as needed to support our operations. As an organization, our culture is founded on our shared experiences, unique and diverse backgrounds, and belief in our mission to deliver on the most important and complex payments.

None of our FlyMates are represented by a labor union or covered by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our FlyMates to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional FlyMates. The principal purposes of our equity incentive plans are to attract, retain and motivate selected FlyMates, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.

Our Values

At Flywire, we commit to encourage and reward behaviors that are consistent with our culture, which is founded on our shared experiences, unique and diverse backgrounds, and belief in our mission to deliver on the most important and complex payments. We seek to hold each other accountable when behaviors do not support the culture we aspire to. Our values include:

- **Global Collaboration.** We believe in teamwork and that together we are greater than the sum of individual FlyMates, across experience, location and position. We seek to understand and embrace everyone's uniqueness, and leverage the power of our FlyMates and clients' and their customers' cultural differences and perspectives to create value.

- **Authenticity.** We value and never compromise on integrity, honesty, and kindness. We believe in staying true to oneself, being courageous enough to share your voice and humble enough to admit when you are wrong. Above all, we strive for sincerity and encourage both giving and receiving feedback.

- **Fulfillment.** We recognize that fulfillment comes from personal and professional satisfaction, from bringing our whole selves to work. It is understanding what ignites our individual passions and gets us excited, while being inclusive and knowing that this is different for everyone. We believe that by engaging with the wider community, giving back and contributing, our greater purpose is fulfilled.

- **Execution.** We accomplish our goals through collective support and accountability. We aim to take calculated, sensible risks and make smart decisions quickly to accomplish our objectives. We are helpful and supportive of each other, yet we hold each other accountable to delivering with a sense of urgency in all that we do.

- **Ambitious Innovation.** We continuously look for ways to deliver more and new value to our clients and their customers, partners and people. We are leaders not followers, curious and open-minded, and we recognize there is always room for improvement and strive for excellence and welcome new ideas.

- **Evolved Learning.** We believe in new challenges and constant growth. The importance of actively listening, questioning, challenging, and accepting is not lost on us. We are a learning organization, eager to expand as individuals, as teams and as a company. We live by the knowledge that there is no endpoint to learning, that there is always room for growth.

We define our values by the virtues and behaviors that shape them, as these values guide us in all that we do: in hiring, performance, and day-to-day interactions with both FlyMates and our clients and their customers.

Environmental, Social and Governance (ESG)

Flywire continues to integrate social impact initiatives into our business and our ESG strategy is underpinned by many pillars, from improving access to education, to supporting local communities in times of crisis, and much more. Our ESG disclosures are based on global best practices, and aligns with metrics set forth by the Sustainability Accounting Standards Boards (SASB) standards as well as the Global Reporting Initiative (GRI) standards.

Our latest ESG report details our investments across the following ESG disciplines, including:

- **Affordability and accessibility:** Flywire's payments technology and software enables payers to set up payment plans, helping to make high-value transactions like medical bills and education expenses more accessible and affordable.

- **Diversity, equity and inclusion:** Flywire employees represent over 50 nationalities and over 40 spoken languages. Multiple Flywire Employee Resource Groups (ERGs) – open to all FlyMates – are devoted to promoting FlyMate inclusivity and belonging.

- **Career development and training:** In 2024, FlyMates spent more than 6,500 hours on company-sponsored career development and training programs. These initiatives are available to all FlyMates, including part-time and contract employees.

- **Social impact and community engagement:** A cornerstone of Flywire's social impact and community engagement efforts is responding to local community needs during times of crisis and offering volunteering and other resources to communities where FlyMates live and work.

- **Data privacy, security and compliance:** Flywire's dedicated compliance and risk management function, overseen by our Chief Compliance Officer and Chief Information Security Officer with Board-level oversight, has been built over more than a decade, providing payers and clients confidence in our solutions.

- **Governance and ethics:** Flywire is committed to ethical and compliant business practices and good corporate governance for the long-term success of our company and stakeholders. We have a Code of Conduct that is actively enforced and mandatory training across a spectrum of important topics, ranging from anti-money laundering to sexual harassment to information security best practices.

- **Environmental sustainability:** Flywire conducts an annual greenhouse gas emissions audit, over our own operations and our most significant value-chain emissions with a vision to reduce our carbon-intensive activities and improve overall energy efficiencies. Our baseline inventory includes Scope 2 and Scope 3 emissions from purchased electricity, purchased goods and services (cloud services only), business travel and employee commuting and telework.

We have reinforced our commitment to ESG by:

- **Codifying ESG as a strategic priority and establishing new management and oversight of ESG priorities.** The Nominating and Corporate Governance Committee of Flywire's Board of Directors is responsible for the oversight of company ESG initiatives, supported by Co-Executive Sponsors and a cross-functional task force of employees that comprise the ESG disclosure committee.

- **Supporting and growing our Flywire ERGs** to better serve our diverse, global community of FlyMates where they live and work, and to deliver inclusive and compelling experiences that engage and care for FlyMates.

- **Enhancing our career development and skills training policies** by offering new programs focused on enriching FlyMates' careers and growing them both personally and professionally.

- **Maximizing our social impact initiatives** through purposeful philanthropy to non-profit organizations around the world from the Flywire Foundation, and by launching our first-ever corporate matching program to help FlyMates amplify the support they provide to non-profits of their choice.

Corporate Information

We were initially formed in July 2009 as peerTransfer Corporation, a Delaware corporation. We changed our name to Flywire Corporation in December 2016. Our principal executive offices are located at 141 Tremont St., #10, Boston, MA 02111. Our telephone number is (617) 329-4524. Our internet address is www.flywire.com. The information contained on, or that can be accessed through, our website is not a part of this Annual Report on Form 10-K. We have included our website address as an inactive textual reference only.

Flywire, the Flywire logo, and other registered or common law trade names, trademarks, or service marks of Flywire appearing in this Annual Report on Form 10-K are the property of Flywire. This Annual Report on Form 10-K contains additional trade names, trademarks, and service marks of ours and of other companies. We do not intend our use or display of other companies' trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us, by these other companies. Other trademarks appearing in this Annual Report on Form 10-K are the property of their respective holders. Solely for convenience, our trademarks and tradenames referred to in this Annual Report on Form 10-K appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and tradenames.

Available Information

We make available free of charge, on our website (www.flywire.com), our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Investors, the media, and others should note that we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (https://ir.flywire.com), blog posts on our website, press releases, public conference calls, webcasts, and social media channels, including our X (formerly known as Twitter) feed (@flywire), Facebook page (https://www.facebook.com/Flywire) and LinkedIn page (https://www.linkedin.com/company/flywire).

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website. The contents of the websites provided above are not incorporated into this filing or in any other report or document we file with the SEC. These website addresses are intended to be inactive textual references only.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. Before deciding whether to invest in shares of our common stock, you should consider carefully the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included elsewhere in this Annual Report on Form 10-K. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks actually occur, our business, financial condition, liquidity, operating results, and prospects could be materially and adversely affected. In that event, the market price of our common stock could decline, and you could lose part or all of your investment. See "Special Note Regarding Forward-Looking Statements."

Risk Factors Summary

The summary of risks below is intended to provide an overview of the risks we face and should not be considered a substitute for the more fulsome risk factors discussed immediately following this summary.

Risks Related to Our Business and Industry

- We have a history of operating losses and may not achieve or sustain profitability in the future.

- We have a short operating history at our current scale in a rapidly evolving industry.

- We may experience quarterly fluctuations in operating results.

- We may be unable to retain our current clients, attract new clients, and increase the number of our clients' customers that use our solutions or sell additional functionality to our clients.

- Our operational and business portfolio reviews may not result in improvements to our financial performance, strategy, or operations.

- We may be unable to expand our direct and channel sales capabilities, grow our marketing reach and increase sales productivity.

- We expect our revenue mix to vary over time, which could affect our gross profit, gross margin and results of operations.

- Our business could be adversely affected if our clients and their customers are not satisfied with the timing or quality of implementation services provided by us or our partners, or our ability to meet service levels to allow for timely payment processing due to system downtime or other factors.

- Our financial and operating results are subject to seasonality and cyclicality.

- We are exposed to fluctuations in foreign currency exchange rates that could materially and adversely affect our cash flows and results of operations.

- Certain of our key performance indicators are subject to inherent challenges in measurement.

- Our business depends, in large part, on our proprietary network of global, regional, and local banking partners and our relationships with other third parties.

- Our markets are highly competitive.

- The estimates of market opportunity and our ability to capture a meaningful share of this payment volume may prove to be inaccurate.

- Our education business may be adversely affected by decreases in enrollment or tuition, limitations or other restrictions on student visas to international students or increased operating expenses for our clients.

- The healthcare industry is rapidly evolving.

- Our travel business may be sensitive to events affecting the travel industry in general.

- We may be unable to enter or expand into new verticals or sub-verticals, including our B2B vertical.

- There could be consolidation in the payment processing or enablement industry.

- We may be adversely impacted by worldwide global economic and political instability.

Risks Related to Our Operations

- We may not be able to scale our business quickly enough to meet our growing client base.

- We enable the transfer of large sums of funds to our clients daily and are subject to the risk of errors.

- Volatility in the banking and financial services sectors may impact our bank partnerships and relationships, which could adversely affect our operations and liquidity.

- Our management of our operating funds and those of our clients may be reliant on a limited number of our banking partners and other financial institutions.

- We may be unable to maintain or expand our ability to offer a variety of local and international payments.

- Improper or unauthorized use of, disclosure of, or access to personal or sensitive data could harm our reputation.

- We may fail to adapt and respond effectively to rapidly changing technology, evolving industry standards, changing regulations, and changing business needs, requirements, or preferences.

- Changes to payment card networks fees or rules could harm our business.

- If we lose key members of our management team or are unable to attract and retain executives and employees we need to support our operations and growth, our business may be harmed.

Risks Related to Our Legal, Regulatory and Compliance Landscape

- Payments and other financial services-related regulations and oversight are material to our business.

- We are subject to governmental laws and requirements regarding economic and trade sanctions, AML, CFT and those applicable to a MSB.

- We are subject to governmental regulation and other legal obligations, particularly those related to privacy, data protection, information security, anti-corruption, anti-bribery, and similar laws.

Risks Related to Being a Public Company

- We may fail to continue to maintain proper effective internal control over financial reporting.

- Estimates relating to our critical accounting policies may prove to be incorrect.

- We will continue to incur increased costs as a public company.

Risks Related to Ownership of Our Common Stock

- Raising additional capital may cause dilution to our existing stockholders, restrict our operations, or require us to relinquish rights to our intellectual property on unfavorable terms.

- Our repurchase program may not achieve our goals or meet expectations.

Risks Related to Our Business and Industry

We have a history of operating losses and may not achieve or sustain profitability in the future.

We were incorporated in 2009 and although we have generated net income for the year ended December 31, 2024, we have incurred net losses in the past, and may continue to incur net losses in the future. We generated net income of $2.9 million for the year ended December 31, 2024, and net losses of $8.6 million and $39.3 million for the years ended December 31, 2023 and 2022, respectively. In addition, as of December 31, 2024, we had an accumulated deficit of $170.9 million. We have experienced significant revenue growth in recent periods and we are not certain whether or when we will obtain a high enough volume of revenue to sustain or increase our growth or achieve or maintain profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future operating results if our revenue does not increase. In particular, we intend to continue to strategically invest in headcount, to further develop our solutions, including introducing new functionality, and to expand our marketing programs and sales teams to drive new client adoption, expand strategic partner integrations, and support international and product expansion. Our operating results are also impacted by the mix of our revenue generated from our different revenue sources, which include transaction revenue and platform and other fee revenue. Changes in our revenue mix from quarter to quarter, including those derived from cross-border or domestic currency transactions, will impact our margins, and we may not be able to grow our gross margin adequately to achieve or sustain profitability. In addition, the mix of payment methods utilized by our clients' customers may have an impact on our margins given that our costs associated with certain payment methods, such as credit cards, are higher than other payment methods accepted by our solutions, such as bank transfers. Due to the cross-border nature of much of our business, fluctuations in foreign currency exchange rates, slowdowns in international mobility and other regional considerations may affect our operating results. We will also face increased compliance and security costs associated with growth, the expansion of our client base, and being a public company. Our efforts to grow our business may be costlier than we expect, and we may not be able to increase our revenue enough to offset our increased operating expenses. We may incur significant losses in the future for several reasons, including the other risks described herein, and unforeseen expenses, difficulties, complications, delays, and other unknown events. If we are unable to achieve and sustain profitability, the value of our business and common stock may significantly decrease.

If the assumptions we use to plan our business are incorrect or change in reaction to changes in our markets, or if we are unable to maintain consistent revenue or revenue growth, it may be difficult to achieve and maintain profitability. Our financial results from any prior quarterly or annual periods should not be relied upon as an indication of our future revenue or growth in revenue, gross profit or volume of payments processed.

In addition, we expect to continue to expend substantial management time, financial and other resources on:

- sales, marketing, relationship management and client support, including an expansion of our sales organization, and new client support and payer retention initiatives;

- our technology infrastructure, including systems architecture, scalability, availability, performance, and security;

- our technology development, including investments in our technology development team and the development of new solutions and new functionality;

- expanding into more international markets;

- retaining existing clients, attracting new clients and increasing the number of our clients' customers that use our solutions;

- acquisitions or strategic investments;

- regulatory compliance and risk management; and

- general administration, including increased insurance, legal and accounting expenses associated with being a public company.

These investments may not result in increased revenue growth in our business. If we are unable to increase our revenue at a rate sufficient to offset the expected increase in our costs, our business, financial position and operating results will be harmed, and we may not be able to achieve or maintain profitability over the long term.

We have a short operating history at our current scale in a rapidly and significantly evolving industry and, as a result, our past results may not be indicative of future operating performance.

We have a short history operating at our current scale in a rapidly and significantly evolving industry that may not develop in a manner favorable to our business. This relatively short operating history makes it difficult to assess our future performance with certainty. You should consider our business and prospects in light of the risks and difficulties we may encounter.

Our future success will depend in large part upon our ability to, among other things:

- cost-effectively acquire new clients, retain existing clients, increase the number of our clients' customers that use our solutions and sell additional functionality to our clients;

- maintain and increase our market share;

- avoid pricing pressure on our solutions which would compress our margins;

- effectively market our solutions;

- enhance our existing solutions and develop new solutions;

- increase awareness of our brand and maintain our reputation;

- develop new technologies, adapt to technology changes and evolving industry standards and to incorporate new technologies, such as artificial intelligence, into our solutions;

- offer seamless experience for our clients and their customers, including all user facing attributes ranging from the user interface to client and customer support;

- anticipate and respond to microeconomic and macroeconomic changes;

- expand our solutions and geographic reach, including with respect to B2B and travel payments;

- our decision to exit certain markets, or our inability to process payments from certain jurisdiction we had previously served;

- anticipate and effectively respond to changing trends and the preferences of clients and their customers;

- compete effectively;

- avoid interruptions in our business from information technology (IT) downtime, an inability to manage emerging technology risks (including those posed by generative AI or other tools), cybersecurity breaches, or labor stoppages;

- effectively manage our growth;

- effectively identify and manage risks, including foreign currency exchange risk;

- hire, integrate, and retain talented people at all levels of our organization;

- maintain the quality of our technology infrastructure;

- compliance with multiple, conflicting and changing governmental laws and regulations, including with respect to employment, tax, competition, workplace and sustainability and other social matters;

- global pandemics, such as COVID-19, or other public health emergencies;

- retain our existing proprietary global network of banking and other payment partners and add new banking and other payment partners to scale our business; and

- retain our existing technology partners that allow us to provide alternative payment methods and add new technology partners to scale our business.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this section titled "Risk Factors", our business and operating results will be adversely affected.

If we are unable to retain our current clients, attract new clients and increase the number of our clients' customers that use our solutions or sell additional functionality to our clients, our revenue growth and operating results will be adversely affected.

To increase our revenue, in addition to acquiring new clients, we must continue to retain existing clients, increase the volume of payments made by our clients' customers and sell additional functionality to our clients. We expect to derive a significant portion of our revenue from the renewal of existing clients' contracts and sales of additional features and solutions to existing clients. As the market for our solutions matures, solutions evolve, and competitors introduce lower cost or differentiated products or services that are perceived to compete with our solutions, our ability to attract (and our clients' ability to attract) new customers and maintain our current client base and clients' customer usage could be hindered. As a result, we may be unable to retain existing clients or increase the usage of our solutions by them or their customers, which would have an adverse effect on our business, revenue, gross profit, gross margins, and other operating results, and accordingly, on the trading price of our common stock.

As the market for our solutions matures, or as new or existing competitors introduce new products or services that compete with our solutions, we may experience pricing pressure. This competition and pricing pressure could have an adverse effect on our ability to retain existing clients or attract new clients at prices that are consistent with our pricing model, operating budget and expected operating margins. In particular, it has become more common in the education sector for competitors to offer generous revenue sharing arrangements for clients we target. Our business could be adversely affected if clients or their customers perceive that features incorporated into alternative products reduce the need for our solutions or if they prefer to use competitive services. If we are unable to attract new clients and increase the number of our clients' customers that use our solutions, our revenue growth and operating results will be adversely affected. Further, in an effort to attract new clients and increase usage by their customers, we may need to offer simpler, lower-priced payment options, which may reduce our revenue.

Our ability to sell additional functionality to our existing clients may require more sophisticated and costly sales efforts, especially for our larger clients with more senior management and established accounts receivable solutions. Similarly, the rate at which our clients deploy additional solutions from us depends on several factors, including general economic conditions, the availability of client technical personnel to implement our solutions, and the pricing of additional functionality. If our efforts to sell additional functionality to our clients are not successful, our business and growth prospects would suffer.

Contracts with our clients generally have a stated initial term of three years, are not subject to termination for convenience and automatically renew for one-year subsequent terms. Our clients may negotiate terms less advantageous to us upon renewal, which may reduce our revenue. If our clients fail to renew their contracts, renew their contracts upon terms less favorable to us or at lower fee levels or fail to purchase new solutions from us, our revenue may decline or our future revenue growth may be constrained. In addition, certain of our clients are subject to requirements to issue requests for proposals (RFPs) to open up competition for their ongoing business notwithstanding their satisfaction with our solutions. In order to retain their business, we may be required to accept terms or pricing conditions less favorable to us than would be the case with automatic renewal of an existing contract. Should any of our clients terminate their relationship with us after implementation has begun, we would not only lose our time, effort and resources invested in such implementation, but we would also have lost the opportunity to leverage those resources to build a relationship with other clients over that same period of time.

We may experience quarterly fluctuations in our operating results, as well as our key metrics, due to a number of factors which make our future results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our operating results, and key metrics, may fluctuate due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Our past results should not be relied on as an indication of our future performance. If our operating results or key metrics fall below the expectations of investors or securities analysts or below any guidance we may provide to the market, the price of our common stock could decline substantially.

Our operating results have varied in the past and are expected to continue to do so in the future. In addition to other risk factors listed in this section titled "Risk Factors", factors that may affect our quarterly operating results, business and financial condition include the following:

- demand for our solutions and the number, volume and timing of payments processed;

- timing of tuition payments;

- government restrictions or related limitations on the issuances of visas, such as recently enacted policies in Canada and Australia;

- market acceptance of our current and future solutions;

- our revenue mix in a particular quarter;

- the mix of payment methods and currencies utilized by our clients' customers in a particular quarter;

- a slowdown or delay in spending on IT and software by our current and/or prospective clients;

- sales cycles and performance of our direct and indirect sales force;

- budgeting and implementation cycles of our current or potential clients;

- foreign currency exchange rate fluctuations;

- the management, performance and expansion of our domestic and international operations;

- the rate of renewals of contracts with our clients;

- changes in the competitive dynamics of our markets;

- our ability to control and predict costs, including our operating expenses;

- clients delaying purchasing decisions, including in anticipation of new products or product enhancements by us or our competitors;

- the seasonality and cyclical nature of our business;

- failure to successfully manage or integrate any acquisitions, including our most recent acquisitions of Sertifi, Cohort Go, StudyLink and Invoiced;

- the outcome or publicity surrounding any pending or threatened lawsuits or government investigations;

- general economic and political conditions in our domestic and international markets, including heightened interest rates, imposition of tariffs, inflation and fluctuations in supply chains, and restrictions on cross-border travel or commerce;

- changes in the level of scrutiny applied by regulators and investors on our ESG program;

- unexpected events, including those resulting from climate change, international or civil conflicts and wars, or other geopolitical events;

- expected or actual extended U.S. federal government shutdowns, priorities of the U.S. presidential administration and related changes in laws, regulations or policies, which among other things could result in increased limitations on visa issuances, geopolitical uncertainty and impact educational financial aid payments; and

- global pandemics, such as COVID-19, or other public health emergencies and the responses thereto.

In addition, we may in the future experience fluctuations in our gross and operating margins due to changes in the mix of our domestic and international payments and the mix of payment methods, including an increase in the use of credit cards, and currencies used by our clients' customers to make payments.

Based upon the factors described above and those described elsewhere in this section titled "Risk Factors", we have a limited ability to forecast the amount and mix of future revenues and expenses, which may cause our operating results to fall below our estimates or the expectations of public market analysts and investors.

Our restructuring plan may not yield its intended efficiencies and could strain resources, negatively impact workforce morale, and slow down execution of our strategic plans.

In February 2025, we announced a restructuring plan that is designed to improve operational efficiencies, reduce operating costs and better align the our workforce with current business needs, top strategic priorities and key growth opportunities (Restructuring Plan). As part of the Restructuring Plan we have reduced our workforce by approximately 10%. This reduction in force, and any other future reductions, and the attrition that may occur following them, result in the loss of institutional knowledge and expertise and the reallocation and combination of certain roles and responsibilities across our company, all of which could adversely affect our operations. These actions and other additional measures we might take to reduce costs may potentially result in a strain our workforce, divert management attention, yield attrition beyond our intended reduction in force, negatively impact employee morale and productivity, cause us to delay, limit, reduce or eliminate certain strategic plans or otherwise interfere with our ability to operate and grow our business effectively, each of which could have an adverse impact on our business, operating results and financial condition. Additionally, as we are operating our business with a different level and mix of employees, we face additional risk that we might not be able to execute on our strategic plans and product roadmap, which may have an adverse effect on our business, financial condition, and operating results. Moreover, the workforce reduction we are implementing, though currently planned to be temporary, may negatively impact our ability to attract, integrate, retain and motivate highly qualified employees, make it difficult for us to pursue new opportunities and initiatives, and may harm our reputation with current or prospective employees.

Our operational and business portfolio reviews may not result in improvements to our financial performance, strategy, or operations, and we face a number of risks related to such reviews.

We are currently undertaking a comprehensive operational and business portfolio review that is expected to encompass geographies, products, verticals, and cost structure, and explore various options and an operational cost-saving review to identify efficiencies and synergies across all of our business areas, including opportunities to combine and optimize systems and processes. Implementation of a go forward plan and any other cost-saving initiatives, including possible future restructuring efforts, may be costly and disruptive to our business, the expected costs and charges may be greater than forecasted, and the estimated cost savings may be lower than forecasted. We may not achieve the desired strategic, operational, and financial benefits of any actions taken as a result of our operational and business portfolio reviews. Further, we may not be able to successfully execute the desired changes. During the pendency of these reviews or any transaction that may occur as a result of these reviews, we may be subject to risks related to a decline in the business or employee morale and turnover, as well as distraction of management from our business and clients, and investors may not react favorably to our decisions, which could adversely affect our business, results of operations and the market price of our common stock. If we are unable to successfully complete our operational and business portfolio reviews or we are unable to complete the proposed outcomes of these reviews or they do not meet our strategic objectives, our business, results of operations and financial condition could be adversely affected.

Our operational and business portfolio reviews are ongoing, and we are continuing to carefully consider the full range of options for maximizing value to our shareholders, including potential transactions with third parties and other strategic and financial alternatives. There can be no assurance that the operational and business portfolio reviews will result in any particular action or that a transaction will be consummated, nor can there be any assurance regarding the timing of any action or transaction. We have not set a deadline or definitive timetable for the completion of our reviews, and we can provide no assurance that any actions taken or any transaction or other strategic alternative we may pursue will achieve the anticipated cost savings, operating efficiencies or have a positive impact on our results of operations or financial condition.

We expect our revenue mix to vary over time, which could affect our gross profit, gross margin and results of operations.

We expect our revenue mix to vary over time due to a number of factors. Shifts in our business mix from quarter to quarter could produce substantial variation in revenue recognized. Further, our gross profit, gross margins and results of operations could be affected by changes in revenue mix and costs, together with numerous other factors, including payment methods and currencies, pricing pressure from competitors, increases in credit card usage on our solutions and associated network fees, changes in payment volume across verticals and the portion of such payment volume for which we perform foreign exchange. Any one of these factors or the cumulative effects of certain of these factors may result in significant fluctuations in our gross profit, gross margin and results of operations. This variability and unpredictability could result in our failure to meet internal expectations or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could decline.

If our efforts to attract new clients and increase the number of our clients' customers that use our solutions are unsuccessful, our revenue growth and operating results will be adversely affected.

Our future growth and profitability will depend in large part upon the effectiveness and efficiency of our efforts to attract new clients and increase the number of our clients' customers that use our solutions. While we intend to dedicate resources to attracting new clients and increasing the number of our clients' customers that use our solutions, our ability to do so depends in large part on the success of these efforts and the success of the marketing channels we use to promote our solutions. Our marketing channels include search engine optimization, search engine marketing, account-based direct marketing campaigns, industry events and association marketing relationships. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new clients in a cost-effective manner or increase the number of our clients' customers that use our solutions. If we are unable to recover our marketing costs through increases in the number of clients and in the number of our clients' customers that use our solutions, or if we discontinue our marketing efforts, it could have a material adverse effect on our business, prospects, results of operations, and financial condition.

If we are unable to expand our direct and channel sales capabilities, grow our marketing reach and increase sales productivity, we may not be able to generate increased revenues.

We believe that our future growth will depend on the continued development of our direct sales force and its ability to obtain new clients and to manage our existing client base. Our ability to increase our client base and achieve broader market acceptance of our solutions will depend to a significant extent on our ability to expand our sales and marketing organizations, and to deploy our sales and marketing resources efficiently. We intend to continue to strategically increase our number of direct sales professionals and to expand our relationships with new strategic channel partners. These efforts will require us to invest significant financial and other resources. New hires require training and take time to achieve full productivity. Similarly, new channel partnerships often take time to develop and may never yield results, as they require new partners to understand the services and solutions we offer, and how to position our value within the market. We cannot be certain that recent and future new hires or partner relationships will become as productive as necessary or that we will be able to hire enough qualified individuals or build effective channel sales in the future. If we are unable to hire, develop, integrate, and retain talented and effective sales personnel, if our new and existing sales personnel are unable to achieve desired productivity levels, or if our sales, channel strategy and marketing programs and advertising are not effective, we may not be able to expand our business and grow our revenue, which may harm our business, operating results and financial condition.

Our business could be adversely affected if our clients or their customers are not satisfied with the timing or quality of implementation services provided by us or our partners.

Our business depends on our ability to satisfy our clients and their customers with respect to our solutions as well as the services that are performed to help our clients and their customers use the features and functions of our solutions. Services are usually performed by us, and are also on occasion provided together with a third-party partner. If our clients or their customers are not satisfied with the functionality of our solutions or the services that we or a third-party partner provide, such dissatisfaction could damage our ability to retain our current clients or expand our clients' or their customers' use of our solutions. In addition, any negative publicity and reviews that we may receive which is related to our client relationships may further damage our business and may invite enhanced regulatory scrutiny at the federal and state level in the United States as well as internationally.

Our financial and operating results are subject to seasonality and cyclicality.

Our financial and operating results are subject to seasonal trends. For example, the volume of education tuition processed typically increases in the northern hemisphere during the summer and early fall months, as well as at year end, as students and their families seek to pay tuition costs for the fall semester, the spring semester, or the entire academic year, respectively. We expect this seasonality of education tuition processing to continue and expect it to impact the amount of processing fees that we earn and the level of expenses we incur to generate tuition payment volume and process the higher volume activity in a particular fiscal quarter.

We are exposed to fluctuations in foreign currency exchange rates that could materially and adversely affect our results of operations.

A majority of the total payment volume we have historically processed is cross-border payments denominated in many foreign currencies, which subjects us to foreign currency risk. The strengthening or weakening of the U.S. dollar versus these foreign currencies impacts the translation of our net revenues generated in these foreign currencies into the U.S. dollar. For example, for the year ended December 31, 2024, as the U.S. Dollar weakened against several currencies, including the British Pound, relative to the prior year, these foreign exchange impacts increased our reported revenue in U.S. Dollars by approximately $2.3 million compared to the year ended December 31, 2023 on a constant currency basis.

In connection with providing our solutions in multiple currencies, we may face financial exposure if we are unable to implement appropriate hedging strategies, negotiate beneficial foreign exchange rates, or as a result of fluctuations in foreign exchange rates between the times that we set them. We also have foreign exchange risk on our assets and liabilities denominated in currencies other than the functional currency of our subsidiaries. We also incur expenses for employee compensation and other operating expenses at our non-U.S. locations in the local currency. Fluctuations in the exchange rates between the U.S. dollar and other currencies could result in the dollar equivalent of our expenses being higher which may not be offset by additional revenue earned in the local currency. This could have a negative impact on our reported results of operations.

Periods of instability in the Eurozone, including fears of sovereign debt defaults, and stagnant growth generally, and of certain Eurozone member states in particular, have resulted in concerns regarding the suitability of a shared currency for the region, which could lead to the reintroduction of individual currencies for member states. If this were to occur, Euro-denominated assets and liabilities would be re-denominated to such individual currencies, which could result in a mismatch in the values of assets and liabilities and expose us to additional currency risks.

As our international operations continue to operate and grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk, such as using foreign currency forward and option contracts to hedge certain exposures to fluctuations in foreign currency exchange rates. Our use of such hedging practices may not offset any, or more than a portion, of the adverse effects of unfavorable movements in foreign exchange rates. In addition, currency fluctuations or a weakening U.S. dollar can increase the costs of our international operations, and the strengthening U.S. dollar could slow international demand as solutions priced in the U.S. dollar become more expensive.

Certain of our key performance indicators are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain key performance indicators, including metrics such as total payment volume, revenue less ancillary services, FX Neutral Revenue Less Ancillary Services, adjusted gross profit, adjusted gross margin, adjusted EBITDA, and adjusted EBITDA margin, with internal systems and tools and which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools have a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our key performance indicators, including the metrics we publicly disclose, or our estimates. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement, there are inherent challenges in measuring these metrics across our growing client base. If our key performance indicators are not accurate representations of our business, or if investors, clients or other stakeholders do not perceive our operating metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, and our operating and financial results could be adversely affected.

Our business depends, in large part, on our proprietary network of global, regional and local banking partners.

To grow our business, we will need to maintain and expand our network of global, regional and local banking partners. Our proprietary network of strategic relationships with global, regional and local banking partners is a material asset to our business, which took more than a decade to build. Establishing and maintaining our strategic partner relationships, particularly with our banking partners entails extensive and highly specific efforts, with little predictability and various ancillary requirements. These partners and suppliers have contractual and regulatory requirements and conditions that we must satisfy and continue to comply with in order to continue and grow the relationships. For example, our financial institution partners generally require us to submit to an exhaustive security audit including adherence to AML policies and KYC procedures. If we are not able to comply with those obligations or if our agreements with our banking partners or our network partners are terminated for any reason, we could experience service interruptions as well as delays and additional expenses in arranging new services, potentially interfering with our existing client relationships or making us less attractive to potential new clients.

In addition, our existing banking partners may at any time and from time to time cease serving certain categories of payments due to perceived risk or similar reasons as well as payments originating from, or being paid to, certain high risk jurisdictions. These partners may also impose additional requirements on Flywire, or with respect to their own internal procedures, as a condition of processing such payments in partnership with us. If we cease to be able to process payments from corridors or within certain of our verticals, or we are unable to comply with new requirements or only at considerable expense, our client relationships and ability to grow our revenue could be adversely affected.

Instability and volatility in the banking and financial services sectors, including bank failures, have increased and may in the future increase uncertainty in the global economy and the risk of a global recession. Volatility in the banking and financial services sectors may adversely impact our bank partnerships and could negatively impact our business. We may face difficulty establishing or maintaining banking relationships due to instability in the global banking system and increasing regulatory uncertainty and scrutiny. If these financial institutions are subject to suspension of operations, receivership, closure or similar action, or if our banking relationships become severely limited or unavailable in a certain country, there could be temporary delays in or unavailability of services in such country that are critical to our or our clients' operations. This could potentially lead to reduced use of our platform and lower payment volume which may adversely impact our business, operating results, and financial condition.

We may not be able to attract new network partners to our existing network of global, regional and local banking partners, which could adversely affect our ability to expand to additional countries and territories and transact in additional currencies. In addition, our potential partners may choose to work with our competitors' or choose to compete with our solutions directly, which could have an adverse effect on our business, financial position, and operating results. Further, many of our network partners have greater resources than we do and could choose to develop their own solutions to replace or compete with ours. If we are unsuccessful in establishing, growing, or maintaining our relationships with network partners, our ability to compete or to grow our revenue could be impaired, and our results of operations may suffer.

Our growth depends in part on the success of our relationships with other (non-banking) third parties.

We have established relationships with a number of other companies, including financial institutions, processors, other financial services suppliers, channel sales partners, providers of electronic health records (EHR) services, implementation partners, technology and cloud-based hosting providers, and others. In order to grow our business, we will need to continue to establish and maintain relationships with these types of third parties, and negotiating and documenting relationships with them requires significant time and resources. Our competitors may be more effective in providing incentives to third parties to favor their products or services. If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenues could be impaired and our operating results could suffer. Even if our strategic relationships are successful, we cannot assure you that these relationships will result in increased client usage of our solutions or increased revenues.

The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed.

The market for payments solutions is fragmented, competitive, and constantly evolving. Our competitors range from legacy payment methods, such as traditional bank wires, to integrated payment providers that focus on cross-border payments. With the introduction of new technologies and market entrants, we expect that the competitive environment will remain intense going forward. Our competitors that offer legacy payment methods or integrated cross-border payment platforms may develop products that compete with ours. Financial institutions that choose to enter into and compete in our market may have the operating flexibility to bundle competing solutions with other offerings, including offering them at a lower price or for no additional cost to clients as part of a larger sale. In addition, new entrants not currently considered to be competitors may enter the market through acquisitions, partnerships, or strategic relationships. Many of our domestic and foreign competitors have greater resources, experience or more developed customer relationships than we do. For example, foreign competitors may seek to leverage local or common language relationships to cater to potential customers of our clients. There are new market entrants with innovative revenue sharing and other pricing arrangements that are able to attract customers that we compete to serve. Our competitors vary in size, breadth, and scope of the solutions offered. Some of our competitors and potential competitors have greater name recognition, longer operating histories, more established client relationships, larger marketing budgets, and greater resources than us. Our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, and client requirements. For example, an existing competitor or new entrant could introduce new technology that reduces demand for our solutions.

For these reasons, we may not be able to compete successfully against our current or future competitors, and this competition could result in the failure of our solutions to continue to achieve or maintain market acceptance, any of which would harm our business, operating results, and financial condition.

Our estimates of market opportunity and our ability to capture a meaningful share of this payment volume may prove to be inaccurate, and even if the market in which we compete achieves the forecasted growth, our business could fail to grow at similar rates, if at all.

Our market opportunity estimates, including those we have generated ourselves and our ability to capture a meaningful share of this payment volume, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any payment volumes covered by our market opportunity estimates will materialize in clients using our solutions as anticipated or generate any particular level of revenue for us. Any expansion in our market depends on a number of factors, including the cost, performance, and perceived value associated with our business and those of our competitors. Even if the market in which we compete meets the size estimates and growth forecasted, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Our clients in the education sector may be adversely affected by decreases in enrollment, limitations or other restrictions on student visas, pressure on tuition costs, or increased operating expenses, which may reduce demand for our solutions.

We are reliant on our education clients, including colleges, universities and other education-related organizations that include language schools, boarding schools, summer programs, and others, to drive enrollment at their schools and maintain tuition costs. Factors outside of our control will affect enrollments and tuition costs, including the following:

- Declines in international student enrollment. Global conflict, geopolitical tensions and restrictions on immigration or increased limitation on the award of student visas (such as those recently announced in Canada and Australia) has and is expected to continue to negatively impact the cross-border education industry and schools that rely on foreign student populations.

- Reduced enrollment in higher education due to lack of funding, increases to cost of attendance or other inflationary pressure. Some institutes of higher education may close or merge with other colleges and universities. Significant reductions in student funding, through grants or loans, may reduce enrollments and decrease the payment volume we process. Potential students may also be deterred by increases in the cost of attendance.

- Government supported institutions may experience losses or reduction in public funding. Many of our clients rely considerably upon public funding or support, which may not always be available due to budget constraints.

- Changing perceptions about in-person classes. Students may reject the opportunity to attend courses in person, when online or virtual classes are offered as an option, due to growing familiarity and perceived convenience of remote learning or a lower price point for online classes.

- Our clients' rankings, reputation and marketing efforts strongly affect enrollments, none of which we control. If we fail to maintain or add clients with strong, stable reputations and rankings, they will fail to achieve consistent enrollments.

- General economic conditions. Any contraction in the economy could be expected to reduce enrollment in higher education, whether by reducing funding, reducing corporate allowances for continuing education, general reductions in employment or savings or other factors.

International cross-border transaction revenue represents a significant part of our revenue; international regulations and restrictions that inhibit cross-border travel and relocation of international students, as well as ongoing political friction between China and the U.S., as well as between Canada and India, that has from time to time slowed the growth of Chinese students studying in the U.S. and Indian students studying in Canada, and may have resulted in changes in Chinese and Indian student education destinations, have had and may continue to have an impact on our revenue growth. These geopolitical tensions and perceptions regarding potential hostility of host country study destinations may further suppress interest in international study (even at levels below the caps described below set by the governments of Canada and Australia), which would have an adverse effect on our business, operating results and financial condition.

In January 2024, the Canadian government announced what at the time appeared to be a temporary intake cap on international student permit applications to stabilize new growth for a period of two years. This cap – intended to address Canada's housing shortage, overburdened health systems, and rising costs of living – has reportedly reduced the number of international students coming to Canada by about 40% since implementation. Building on these changes, the Immigration, Refugees, and Citizenship Canada (IRCC) announced in January 2025 that new study permits for international students will be reduced by 10% from the 2024 target of 485,000 to 437,000 in 2025 and 2026. When first instituted by the IRCC, the cap initially excluded students enrolled in master's and PhD programs, but recent reports indicate that the 2025 and 2026 study permit intake cap will include master's and doctoral students. Additionally, in November 2024, Canada ended its Student Direct Stream (SDS) program for expedited international student visa processing, and international students applying to study in Canada no longer need to prepay tuition to apply for a study permit. These limitations have resulted in a corresponding reduction in payment flows, which had an adverse effect on our business in the fourth quarter of 2024 and which we anticipate will continue to impact our Canada revenues in 2025.

Similarly, since late 2023, the Australian government has taken actions to tighten international student visa rules, including an increase in the amount of minimum savings that international students would need to have in order to obtain a visa, raising the standards of the English language proficiency requirements for student and graduate visas, a 125% increase in the visa fee for international students, and the imposition of a ban for holders of visitor visas and students holding temporary graduate visas from applying for a student visa while in Australia. In August 2024, the Australian government announced the setting of a national planning level to apply from January 1, 2025 and which is intended to limit the number of new overseas student places available in Australia – including a ceiling of 270,000 international students for calendar year 2025. However, in December 2024, the government announced a change of course, instead implementing a system to introduce two categories of student visa processing: "high priority" and "standard priority", with all international education providers to receive high priority processing up to 80% of their indicative international student cap. After reaching 80%, the providers will receive standard priority processing. These new Australian government policies, including university quotas, slower visa processing, higher fees, and stricter financial and language requirements, has had an adverse impact on our business in the fourth quarter of 2024 and we anticipate will continue to impact our Australian revenues in 2025.

Other governments where our client institutions are located, including in the U.S., may introduce measures from time to time to manage the growth of the international student population in their respective countries, which may have adverse effects on our business. Our U.S. market saw slower growth in the fourth quarter of 2024 due to shifting visa trends. In addition, there are reports that the new executive administration in the U.S. is likely to closely scrutinize applications for international student visas, adding to uncertainty around the number of students coming to the U.S. to study in the near future. Delays in issuances of visas or visa denials may discourage prospective international students from choosing U.S. institutions as places for study. The existing rules and any introduction of new rules further limiting the attractiveness of international study by the governments of countries where our client institutions are located has and is expected in the near term to continue to adversely impact the growth of our business in the applicable regions. In addition to caps on international students, government changes to other visa or student insurance requirements (for example, no longer requiring a one year tuition deposit as a condition to issuance of a student visa, or eliminating a need to procure insurance) may negatively impact payment volume. The existing rules and any introduction of new rules further limiting potential payment flows or the attractiveness of international study by the governments of countries where our client institutions are located has and could continue to adversely impact our business, operating results, and financial condition.

In addition, some clients' customers may find that higher education is an unnecessary investment during uncertain economic times and defer enrollment in educational institutions until the economy grows at a stronger pace, or they may turn to less costly forms of secondary education, thus decreasing our education payment volumes. A significant decrease in the payment volume and resulting revenue from clients and their customers in this market would have an adverse effect on our business, operating results and financial condition.

The healthcare industry is rapidly evolving and the market for technology-enabled payment services that empower healthcare clients and their customers is relatively immature and unproven. If we are not successful in promoting the benefits of our solutions, our growth may be limited.

The market for our payment solutions is subject to rapid and significant changes. The market for technology-enabled payment services that empower healthcare clients and their customers is characterized by rapid technological change, new product and service introductions, increasing patient financial responsibility, consumerism and engagement, the ongoing shift to value-based care and reimbursement models, and the entrance of non-traditional competitors. In addition, there may be a limited-time opportunity to achieve and maintain a significant share of this market due in part to the rapidly evolving nature of the healthcare and technology industries and the substantial resources available to our existing and potential competitors. The market for technology-enabled payment services that empower healthcare clients and their customers is relatively new and unproven, and it is uncertain whether this market will achieve and sustain high levels of demand and market adoption.

In order to remain competitive, we are continually involved in a number of projects to compete with these new market entrants by developing new solutions, growing our client base and penetrating new markets. Some of these projects include the expansion of our integration capabilities and the expansion of our mobile solutions. These projects carry risks, such as cost overruns, delays in delivery, performance problems and lack of acceptance by our clients. Our integration partners may also decide to develop and offer their own patient engagement solutions that are similar to our solutions. In addition, the decisions we make on allocation of engineering resources, reliance on, integration with or discontinuance of, legacy systems or those acquired in acquisition, or the pace at which we remain technologically current within our internal systems and customer payment platforms, may negatively affect the morale of our engineering teams and the payment experiences our clients wish to feature to their customers. We may lose engineering talent or healthcare clients as a result, which could have a material adverse effect on our business and results of operations.

Our success depends on providing high-quality payment solutions that healthcare clients use to improve their financial and operational performance, allowing them to collect payments and enhance their revenue lifecycle management objectives. If we cannot adapt to rapidly evolving industry standards and technology and increasingly sophisticated and varied healthcare client and customer payment needs, our existing technology could become undesirable, obsolete or harm our reputation. We must continue to invest significant resources in our personnel and technology in a timely and cost-effective manner in order to enhance our existing solutions and introduce new high-quality solutions that existing clients and potential new clients will want. Our operating results would also suffer if our innovations are not responsive to the needs of our existing clients or potential new clients, are not appropriately timed with market opportunity, are not effectively brought to market or significantly increase our operating costs. If our new or modified product and service innovations are not responsive to the preferences of healthcare clients and their customers, emerging industry standards or regulatory changes, are not appropriately timed with market opportunity or are not effectively brought to market, we may lose existing clients or be unable to obtain new clients and our results of operations may suffer.

We believe demand for our payment solutions in the healthcare industry has been driven in large part by more patient responsibility for out-of-pocket spend, a trend towards higher deductibles for health care services, increased digitization in payments, and the tailoring of payment offers and increased patient engagement. Our success also depends to a substantial extent on the ability of our solutions to increase the volume of our clients' customers payments, and our ability to demonstrate the value of our solutions to our clients. If our existing clients do not recognize or acknowledge the benefits of our solutions or our solutions do not drive payment volume, then the market for our solutions might not develop at all, or it might develop more slowly than we expect, either of which could adversely affect our operating results. A significant decrease in the payment volume and resulting revenue from our clients and their customers in the healthcare industry may have an adverse effect on our business, operating results and financial condition.

In addition, we have limited insight into trends that might develop and affect our healthcare business. We might make errors in predicting and reacting to relevant business, legal and regulatory trends and healthcare reform, which could harm our business. If any of these events occur, it could materially adversely affect our business, financial condition or results of operations.

Finally, our competitors, including major EHR providers, may have the ability to devote more financial and operational resources than we can to developing new technologies and services, including services that provide improved operating functionality, and adding features to their existing service offerings. Relationships with companies in the EHR space and business focused on revenue lifecycle management are critical to leverage if we are to add to our healthcare customer portfolio. However, intense competition and rising costs experienced by certain major EHR providers has resulted, in certain cases, in increased financial strain on these businesses, and in at least one notable instance, an action to seek bankruptcy protection. To the extent we have outstanding amounts owed to us by companies that seek bankruptcy protection or cease operations, it may become difficult for us to be paid in full in a timely manner, if at all. Many of these companies may offer products and services similar to ours and may have greater name recognition, longer operating histories, stronger and more dependent client relationships, larger marketing budgets, and greater resources than us. If successful, their development efforts could render our solutions less desirable, resulting in the loss of our existing clients or a reduction in the fees we generate from our solutions.

Our business serving clients in the travel sector may be sensitive to events affecting the travel industry in general.

Events like regional or larger scale conflicts, war or other military conflict, including the conflicts between Russia and Ukraine, and Israel and Hamas, terrorist attacks, mass shooting incidents, natural disasters, such as hurricanes, earthquakes, fires, droughts, floods and volcanic activity, including events resulting from climate change, and travel-related health events, such as the COVID-19 pandemic, have had a negative impact on the travel industry and affect travelers' behavior by limiting their ability or willingness to visit certain locations. In addition, the travel industry can be negatively impacted by adverse economic conditions in the United States and globally, including economic slowdown, heightened interest rates and inflation. We are not in a position to evaluate the net effect of these circumstances on our business as these events are largely unpredictable; however, we believe there has been and may continue to be negative impact to our business due to such events. Furthermore, in the longer term, our business might be negatively affected by regulatory changes, financial pressures on or changes to the travel industry. For example, certain jurisdictions, particularly in Europe, have implemented or are considering implementing regulations intended to address the issue of "overtourism" including by restricting access to city centers or popular tourist destinations or limiting accommodation offerings in surrounding areas, such as by restricting construction of new hotels or the renting of homes or apartments. Such regulations could adversely affect travel and the volume of travel related payments that we process for our clients. In addition, any hostility towards tourists may depress international travel. The United States has implemented or proposed, or is considering, various changes in laws, regulations or policies that could affect U.S. trade policy or practices, relations with other countries and travel permits, which could also adversely affect travel to or from the United States. If such events result in a long-term negative impact on the travel industry, such impact could have a material adverse effect on our business. The payment volume from our travel vertical represented less than 10% of our total payment volume during the year ended December 31, 2024. Because we seek to grow the payment volume and the revenue from this vertical in the future through various initiatives, including the recently announced Sertifi acquisition, failure to grow our payment volume and resulting revenue from this industry, may have an adverse effect on our business, operating results and financial condition.

If we are unable to enter or expand new client verticals or sub-verticals, including our relatively new B2B payment vertical, or if our solutions for any new vertical fail to achieve market acceptance, our operating results could be adversely affected and we may be required to reconsider our growth strategy.

Our growth strategy is influenced, in part, on our ability to expand into new client verticals and sub-verticals, including our relatively new B2B payment vertical. The B2B payment vertical represents a relatively new market for us, and we have limited prior experience with the key ERP platforms that are critical to the B2B payment vertical. Accordingly, our lack of experience in the B2B payment vertical and with the key ERP platforms may result in operational difficulties, which could cause a delay or failure to integrate and realize the benefits of entering into this vertical. In addition, B2B payments carry a higher risk profile than education or healthcare receivables, and we will be required to devote more resources to manage the increased risk inherent in these payments. Banking and other payment services partners may be more reluctant to support B2B payment flows, and countries with currency controls are less likely to permit payments of a B2B nature. The payment volume and resulting revenue from our B2B payment vertical during the year ended December 31, 2024 represented, and is expected for the foreseeable future to represent, less than 10% of our total payment volume and revenue. We expect both the payment volume and the revenue from this vertical to grow over time. As such, failure to grow our payment volume and resulting revenue from our B2B payment vertical may have an adverse effect on our business, operating results and financial condition.

We may be unable to identify new verticals or sub-verticals that meet our criteria for selecting industries that our solutions are ideally suited to address. In addition, our market validation process may not support entry into selected verticals due to our perception of the overall market opportunity or of the willingness of market participants within those verticals to adopt our solutions.

Even if we choose to enter new verticals or sub-verticals, our market validation process does not guarantee our success. We may be unable to tailor our solutions for a new vertical or, in the event that we enter a new vertical by way of a strategic acquisition, we may be unable to leverage the acquired platform in time to take advantage of the identified market opportunity, and any delay in our time-to-market could expose us to additional competition or other factors that could impede our success. In addition, any solution we develop or acquire for a new vertical may not provide the functionality required by potential clients or their customers and, as a result, may not achieve widespread market acceptance within the new vertical. To the extent we choose to enter new verticals, whether organically or via strategic acquisition, we may invest significant resources to develop and expand the functionality of our solutions to meet the needs of customers in those verticals, which investments will occur in advance of our realization of revenue from them.

Consolidation in the payment processing or enablement industry could have a material adverse effect on our business, financial condition and results of operations.

Many payment processing or enablement industry participants are consolidating to create larger and more integrated financial processing systems with greater market power. We expect regulatory and economic conditions to result in additional consolidation in the healthcare industry in the future. As consolidation accelerates, the economies of scale of our clients' organizations may grow. If a client experiences sizable growth following consolidation, it may determine that it no longer needs to rely on us and may reduce its demand for our solutions. In addition, as payment processing providers consolidate to create larger and more integrated systems with greater market power, these providers may try to use their market power to negotiate fee reductions for our solutions. Finally, consolidation may also result in the acquisition or future development by our clients of products and services that compete with our solutions. Any of these potential results of consolidation could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by global economic and political instability.

As we seek to continue to operate and expand our business, our overall performance will depend in part on worldwide economic and geopolitical conditions. Economies domestically and internationally have been affected from time to time by falling demand for a variety of goods and services, restricted credit, poor liquidity, heightened interest rates, reduced corporate profitability, employment pressures in services sectors, volatility in the banking ecosystem or credit, equity and foreign exchange markets, bankruptcies, as well as war, terrorist activity, political or social unrest, civil strife and other geopolitical uncertainty, including the effects of ongoing diplomatic and trade friction between Canada and India and the U.S. and countries such as Canada, Mexico and China, and the resulting impact on business continuity and travel, supply chain disruptions, inflation, security issues, and overall uncertainty with respect to the economy, including with respect to tariff and trade issues. To the extent that inflationary pressures and other global factors lead to an economic recession, demand for our solutions, our business and financial condition could be negatively impacted. In addition, from time to time we have reduced expenses and needed to restructure or reorganize certain portions of our operations, including our restructuring announced in February 2025, in order to align our business with market conditions and our strategies, any of which can result in near term expense and harm to our growth prospects.

For example, on February 24, 2022, Russian military forces invaded Ukraine, and continued conflict and disruption in the region is likely, and on October 7, 2023, Hamas terrorists infiltrated Israel's southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel's border with the Gaza Strip and in other areas within the State of Israel. On October 8, 2023, Israel formally declared war on Hamas, and thereafter commenced military operations against Hamas. Although recent cease-fires have in some instances reduced hostilities, armed conflict is continuing and could intensify if cease-fires are not sustained, and conflict could spread between Israel and Iran, and also further affect Lebanon.

The Israel Defense Force (IDF), the national military of Israel, is a conscripted military service, subject to certain exceptions. Since the outbreak of hostilities, the IDF has called up more than 350,000 of its reserve forces to serve. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, may have unintended negative effects and adversely impact our business, financial condition and results of operations.

Shelter-in-place and work-from-home measures, government-imposed restrictions on movement and travel and other precautions taken to address the ongoing conflict may temporarily disrupt our employees' ability to effectively perform their daily tasks.

Although the length, impact and outcome of the ongoing conflicts in Ukraine and Israel are highly unpredictable, these conflicts could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as an increase in cyberattacks and espionage.

We are actively monitoring the situations in Ukraine and Israel and assessing any potential impact on our business, but to date have not experienced any material impact. We have no way to predict the progress or outcome of the conflicts in Ukraine and Israel as the conflicts, and any resulting government reactions, continue to develop beyond our control and can quickly change. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have a substantial impact on the global economy and our business for an unknown period of time. As the adverse effects of these conflicts continue to develop and potentially spread, both in Europe, the Middle East and through the rest of the world, our clients, and customer behavior, may be negatively impacted, which could negatively affect sales and sales cycles and overall demand for our solutions. Further or prolonged impacts on the global economy could also cause businesses to curtail business expenses, which could hinder our ability to attract new clients or result in a decrease in payment volume. It is not possible to predict the ultimate broader consequences of these conflicts and any of the abovementioned factors could have a material adverse effect on our business, financial condition and results of operations, particularly to the extent the conflict escalates to involve additional countries, further economic sanctions and wider military conflicts. Any such disruptions could also magnify the impact of other risks described in this Annual Report on Form 10-K.

In addition, political tensions between the U.S. and countries, such as Canada, Mexico and China, have recently escalated due to, among other things, priorities and executive orders from the new U.S. presidential administration, and could have an adverse effect on our operations. Rising political tensions could reduce levels of trade, investments, technological and educational exchanges, travel and other economic activities between the U.S. and such other countries, which would have a material adverse effect on global economic conditions and the stability of global financial markets. For example, the Trump administration recently confirmed its intent to impose heavy tariffs on imports from several nations, including Canada, Mexico, and China. On February 3, 2025, President Trump announced a deal to delay the imposition of tariffs on imports from Canada and Mexico by a month. However, any such tariffs, if and when enacted, and any further legislation or actions taken by the U.S. federal government (and responsive actions adopted by other countries as well) that restrict trade, such as additional tariffs, trade barriers, and other protectionist or retaliatory measures could harm our business, results of operations and financial condition. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. We cannot assure you that, if the political tension between the U.S. and other countries intensifies and further regulations affecting our business are passed, our business will not be materially and adversely affected.

Inflation and heightened interest rates have and may in the future result in decreased demand for our solutions, increases in our operating costs including our labor costs, constrained credit and liquidity, and volatility in financial markets and the banking ecosystem. Although the Federal Reserve lowered interest rates by 50 basis points on September 18, 2024, interest rates remain elevated and there continues to be uncertainty in the changing market and economic conditions, including the effects of additional measures that have and could be taken by the Trump administration, the Federal Reserve and other government agencies, related to concerns over inflation risk. A sharp rise in interest rates could have an adverse impact on the fair market value of securities we may invest in as part of our portfolio investments, which could adversely affect our financial results.

Risks Related to Our Operations

We may not be able to scale our business quickly enough to meet our growing client base, and if we are not able to grow efficiently, our operating results could be harmed.

As usage of our solutions grows and we sign additional clients and technology partners, we will need to devote additional resources to improving and maintaining our infrastructure and global payments network and integrating with third-party applications to maintain the performance of our solutions. In addition, we will need to appropriately scale our internal business systems, including client support, our 24x7 multilingual support to clients' customers and risk and compliance operations, to serve our growing client base.

Any failure of or delay in these efforts could result in interruptions to our solutions, impaired system performance, and reduced client satisfaction, resulting in decreased sales to clients, lower renewal rates by existing clients, the issuance of service credits, or requested refunds, all of which could hurt our revenue growth. If sustained or repeated, these performance issues could reduce the attractiveness of our solutions to clients and their customers and could result in lost client opportunities and lower renewal rates, any of which could hurt our revenue growth, client loyalty, and our reputation. Even if we are successful in these efforts to scale our business, they will be expensive and complex, and require the dedication of significant management time and attention. We could also face inefficiencies or service disruptions as a result of our efforts to scale or improve our internal infrastructure. We cannot be sure that the expansion and improvements to our internal infrastructure will be effectively implemented on a timely basis, if at all, and such failures could adversely affect our business, operating results, and financial condition.

We enable the transfer of large sums of funds to our clients daily, and are subject to the risk of errors, which could result in financial losses, damage to our reputation, or loss of trust in our brand, which would harm our business and financial results.

For the year ended December 31, 2024, we processed over $29.7 billion in payments on our solutions, compared to over $24.0 billion for the year ended December 31, 2023, and approximately $18.1 billion for the year ended December 31, 2022. We have grown rapidly and seek to continue to grow, and our business is subject to the risk of financial losses as a result of chargebacks for client-related losses, credit losses, operational errors, software defects, service disruption, employee or partner misconduct, security breaches, or other similar actions or errors in our solutions. As a provider of accounts receivable and other payment solutions, we enable the transfer of funds to our clients from their customers. Software errors in our solutions, including as a result of ordinary course updates to our software and systems, and operational errors by our FlyMates and business partners may also expose us to losses. In our business model, subject to certain exceptions, we function as a merchant of record in connection with the receipt of payments by our clients' customers, which subjects us to chargeback risk in the event a client's customer cancels or otherwise does not receive the services for which such customer paid. Although our client contracts allow us to pass such chargeback risk to our client, if a client has gone out of business or we are otherwise unable to collect on the chargeback, we will bear the economic loss, which can negatively impact our business.

Moreover, our trustworthiness and reputation are fundamental to our business. As a global payments enablement and software company, the occurrence of any credit losses, operational errors, software defects, service disruption, employee misconduct, security breaches, or other similar actions or errors in our solutions could result in financial losses to our business and our clients, loss of trust, damage to our reputation, or termination of our agreements with strategic partners, each of which could result in:

- loss of clients or a reduction in use of our solutions by our clients' customers;

- lost or delayed market acceptance and acquisition of new clients;

- legal claims against us;

- regulatory enforcement action; or

- diversion of our resources, including through increased service expenses or financial concessions, and increased insurance costs.

There can be no assurance that the insurance we maintain to cover losses resulting from our errors and omissions will cover all losses or our coverage will be sufficient to cover our losses. If we suffer significant losses or reputational harm as a result, our business, operating results, and financial condition could be adversely affected.

Our management of our operating funds and client funds may be reliant on a limited number of our banking partners and other financial institutions.

As to certain verticals that we may choose to serve, as well as in selected geographical locations, our network of banking and other financial institution partners may be limited. As a result, although we seek to distribute financial and credit risk among multiple financial institutions, from time to time there may be a concentration of operating funds or client fund flows among a more limited number of financial institution partners. These partners are generally heavily regulated by national and local governments, and in some locations may be involved in a multitude of related businesses or part of larger, higher-profile financial conglomerates. These partners and suppliers are often subject to strict regulatory requirements and enforcement actions or may experience failures to satisfy capital adequacy conditions that result in a suspension of operations, seizure of assets or closure, which could materially impact the safeguarding of our operating funds or client funds. If we are not able to access, or are delayed in accessing, our own funds or if client funds were in any way impacted, we could be adversely impacted, including by experiencing reputational damage and claims for restitution, potentially interfering with our existing client relationships or making us less attractive to potential new clients.

Our marketable securities portfolio is subject to credit, liquidity, market, and interest rate risks that could cause its value to decline significantly and materially adversely affect our business, financial condition, results of operations, and prospects.

We maintain an investment portfolio of marketable securities. These investments are subject to general credit, liquidity, market, and interest rate risks that can affect the income that we receive from our investments, the net realizable value of our investments, and our ability to sell them, which may be exacerbated by market downturns or events that affect global financial markets. As a result, we may experience a significant decline in value or loss of liquidity of our investments, which could materially adversely affect our business, financial condition, results of operations, and prospects. We attempt to mitigate these risks through diversification of our investments and continuous monitoring of our portfolio's overall risk profile, but the value of our investments may nevertheless decline. To the extent that we increase the amount of our security investments in the future, these risks could be exacerbated.

Volatility in the banking and financial services ecosystems may impact our bank partnerships and relationships, which could adversely affect our operations and liquidity.

Instability and volatility in the banking and financial services ecosystems, including limited liquidity, defaults, non-performance or other adverse developments that affect the banking ecosystem, or concerns or rumors about any such events or other similar risks, has and may in the future increase uncertainty in the global economy and the risk of a recession. Volatility in the banking and financial services sectors may impact our bank partnerships and relationships, which could adversely affect our operations and liquidity.

Our cash equivalents include money market funds, which are AAA-rated and comprised of liquid, high-quality debt securities issued by the U.S. government. Our access to our cash and cash equivalents and client funds could be significantly impacted in volatile markets given our concentration in government money market funds or impaired by the financial institutions with which we have arrangements directly, if such financial institutions are facing liquidity constraints or failures. We regularly maintain cash balances at third-party financial institutions in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. A failure of a depository institution to return these deposits, or if a depository institution is subject to other adverse conditions in the financial or credit markets, could further impact access to our invested cash or cash equivalents and could adversely impact our operating liquidity, financial performance and ability to recover or repay client funds. If one or more of our bank partners were to fail and enter receivership proceedings, we may not be able to withdraw our or our clients' funds in excess of FDIC insurance limits, or may not be able to withdraw such funds in a timely manner, which could adversely affect our brand, business and results of operations, and may lead to regulatory or other claims or litigation, which may be costly to address.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any material decline in available funding or our ability to access our cash and cash equivalents could adversely impact our ability to meet our operating expenses, result in breaches of our contractual obligations or result in violations of federal or state wage and hour laws, any of which could have material adverse impacts on our operations and liquidity.

If we are unable to maintain or expand our ability to offer a variety of local and international payment methods for our clients to make available to their customers, or if we fail to continue to grow and develop preferred payment choices, our business may be materially and adversely affected.

The continued growth and development of our proprietary global payments network will also depend on our ability to anticipate and adapt to changes in client and customer behavior. For example, behavior may change regarding the use of credit and debit card transactions, including the relative increased use of cash, crypto-currencies, other emerging or alternative payment methods and credit card systems that may include strong regional preferences that we or our processing partners do not adequately support. Any failure to timely integrate emerging payment methods into our solutions, anticipate behavior changes, or contract with payment processing partners that support such emerging payment technologies could cause our clients to use our solutions less, resulting in a corresponding loss of revenue, in the event such methods become popular among their customers.

The number and variety of the payment methods we offer or currencies we are able to service may not meet client expectations, or the costs borne by our clients' customers in completing payments may become unsuitable. Accordingly, we may need to change our pricing strategies or reduce our prices, which could harm our revenue, gross profit, and operating results.

We utilize a number of payment providers to clear and settle transactions for our clients, including payments providers such as China UnionPay Co. Ltd. and Adyen N.V. If the services provided by these partners become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, or due to regulatory restrictions or for any other reason, our expenses could increase and our ability to process certain payments could be materially interrupted, all of which could harm our business, financial condition, and results of operations. In addition, our agreements with these providers include certain terms and conditions. These providers have broad discretion to change their terms of service and other policies with respect to our business, and those changes may be unfavorable to us. Therefore, we believe that maintaining successful partnerships with these payment providers is critical to our success.

We, our strategic partners and our clients obtain and process large amounts of personal and sensitive data. Any real or perceived improper or unauthorized use of, disclosure of, or access to such data could harm our reputation as a trusted brand, as well as have a material adverse effect on our business.

We, our strategic partners and our clients, and the third-party vendors that we use, obtain and process large amounts of sensitive data, including personally identifiable information, also referred to as "personal data," and other potentially sensitive data related to our clients, their customers and each of their transactions, as well as a variety of such data relating to our own workforce and internal operations. We face risks, including to our reputation as a trusted brand, in the handling and protection of this data, and these risks will increase as our business continues to expand to include new solutions and technologies.

We are responsible for data security for ourselves and for third parties with whom we partner and under the rules and regulations established by the payment networks, such as Visa, Mastercard and American Express, and debit card networks and by industry regulations and standards that may be promulgated by organizations such as NACHA, which manages the governance of the ACH network in the United States. These third parties include our distribution partners and other third-party service providers and agents. We and other third parties collect, process, store and/or transmit personal and sensitive data, such as names, addresses, social security numbers, credit or debit card numbers and expiration dates, driver's license numbers and bank account numbers. We have ultimate liability to the payment networks and to our clients for our failure or the failure of third parties with whom we contract to protect this data in accordance with PCI DSS and network requirements. The loss, destruction or unauthorized modification or disclosure of merchant or cardholder data by us or our contracted third parties could result in significant fines, sanctions, claims, litigation and proceedings or actions against us by the payment networks, governmental entities, clients, client customers or others and damage our reputation.

Similarly, there are existing regulatory regimes designed to protect the privacy of categories of personal or otherwise sensitive data. Relevant U.S. federal privacy laws include the FERPA, the Gramm-Leach-Bliley Act (GLBA), and HIPAA. We also are subject to stringent contractual obligations relating to the handling of such data, including obligations that are more restrictive than legally required. For example, under HIPAA, the information we collect during the payment experience may include protected health Information (PHI), and as such, we are considered a "business associate" of the U.S. healthcare clients we serve, and we are required to enter into a business associate agreement (BAA) with these clients. The BAAs largely mirror some of the statutory obligations contained in HIPAA, but many contain additional contractual undertakings that give these clients additional remedies in the event of a breach of our obligations to protect the confidentiality of the client's PHI or otherwise meet our contractual obligations. Privacy laws impose a variety of compliance burdens on us and our clients, such as requiring notice to individuals of privacy practices, providing individuals with certain rights to prevent the use and disclosure of protected information, and also imposing requirements for safeguarding and proper destruction of personal information through the issuance of data security standards or guidelines. Privacy laws grant audit rights to our regulators and those of our clients. Any unauthorized disclosure of PHI or other data we are obligated to protect by regulation or contract could result in significant fines, sanctions, or requirements to take corrective action and could materially adversely affect our reputation and business.

Threats may derive from human error, fraud, or malice on the part of employees or third parties, or from accidental technological failure. For example, certain of our FlyMates have access to personal and sensitive data that could be used to commit identity theft or fraud. Concerns about security increase when we transmit information electronically because such transmissions can be subject to attack, interception, or loss. Also, computer viruses can be distributed and spread rapidly over the Internet and could infiltrate our systems or those of our contracted third parties. Denial of service or other attacks could be launched against us for a variety of purposes, including interfering with our solutions or to create a diversion for other malicious activities. These and other types of actions and attacks could disrupt our delivery of solutions or make them unavailable. Any such actions or attacks against us or our contracted third parties could impugn our reputation, force us to incur significant expenses in remediating the resulting impacts, expose us to uninsured liability, result in the loss of our bank sponsors or our ability to participate in the payment networks, increase our risk of regulatory scrutiny and the costs associated with such scrutiny, subject us to lawsuits, fines or sanctions, distract our management, or increase our costs of doing business.

We and our contracted third parties could be subject to security breaches by hackers. Our encryption of data and other protective measures may not prevent unauthorized access to or use of personal and sensitive data. A breach of a system may subject us to material losses or liability, including payment network fines, assessments and claims for unauthorized purchases with misappropriated credit, debit or card information, impersonation, or other similar fraud claims. A misuse of such data or a cybersecurity breach could harm our reputation and deter clients and their customers from using electronic payments generally and our solutions specifically, thus reducing our revenue. In addition, any such misuse or breach could cause us to incur costs to correct the breaches or failures, expose us to uninsured liability, increase our risk of regulatory scrutiny and the costs associated with such scrutiny, subject us to lawsuits, and result in the imposition of material penalties and fines under state and federal laws or by the payment networks. The insurance coverage we maintain to cover cyber risks may be insufficient to cover all losses. In addition, a significant cybersecurity breach of our systems or communications could result in payment networks prohibiting us from processing transactions on their networks or the loss of our bank sponsors that facilitate our participation in the payment networks, either of which could materially impede our ability to conduct business.

Additionally, it is also possible that unauthorized access to sensitive customer and business data may be obtained through inadequate use of security controls by our clients, suppliers or other vendors.

We have administrative, technical, and physical security measures in place, and we have policies and procedures in place to both evaluate the security protocols and practices of our vendors and to contractually require service providers to whom we disclose personal data to implement and maintain privacy and security measures. However, we cannot provide assurance that the contractual requirements related to security and privacy that we impose on our service providers will be followed, or that those requirements, or our internal measures, will be adequate to prevent the unauthorized use or disclosure of data. If our privacy protection or security measures or those of the previously mentioned third parties are inadequate or are breached as a result of third-party action, employee or contractor error, malfeasance, malware, phishing, hacking attacks, system error, software bugs or defects in our solutions, trickery, process failure, or otherwise, and, as a result, there is improper disclosure of, or someone obtains unauthorized access to or extract funds or sensitive information, including personally identifiable information, on our systems or our partners' systems, or if we suffer a ransomware or advanced persistent threat attack, or if any of the foregoing is reported or perceived to have occurred, our reputation and business could be damaged. Recent high-profile security breaches and related disclosures of personal and sensitive data by large institutions suggest that the risk of such events is significant, even if privacy protection and security measures are implemented and enforced. If personal or sensitive information is lost or improperly disclosed or threatened to be disclosed, we could incur significant costs associated with remediation and the implementation of additional security measures, including costs to deploy additional personnel and protection technologies, train employees, and engage third-party experts and consultants. In addition, we may incur significant liability and financial loss and may be subject to regulatory scrutiny, investigations, proceedings, and penalties and our reputation may be harmed. Additional risks will emerge to the extent we incorporate artificial intelligence in our solutions. Artificial intelligence algorithms or automated processing of data may be flawed, and datasets may be insufficient or may use third party artificial intelligence with unclear intellectual property rights or interests. Inappropriate or controversial data practices by us or others could subject us to lawsuits, regulatory investigations, legal and financial liability, or reputational harm. Additionally, our use of artificial intelligence may create additional cybersecurity risks or increase cybersecurity risks, including risks of security breaches and incidents.

Under our terms of service and our contracts with strategic partners and clients, if there is a breach of payment information that we store, we could be liable for their losses and related expenses. Additionally, if our own confidential business information were improperly disclosed, our business could be materially and adversely affected. A core aspect of our business is the reliability and security of our solutions. Any perceived or actual breach of security, regardless of how it occurs or the extent of the breach, could have a significant impact on our reputation as a trusted brand, cause us to lose existing partners or clients, prevent us from obtaining new partners, clients or customers, require us to expend significant funds to remedy problems caused by breaches and implement measures to prevent further breaches, and expose us to legal risk and potential liability including those resulting from governmental or regulatory investigations, class action litigation, and costs associated with remediation, such as fraud monitoring and forensics. Any actual or perceived security breach at a company providing services to us or our clients could have similar effects.

We cannot be certain that our insurance coverage will be adequate for data handling or data security liabilities actually incurred, that insurance will continue to be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, including our financial condition, operating results, and reputation.

Cyberattacks and security vulnerabilities can disrupt our business and harm our competitive position.

Cyber incidents have been increasing in sophistication and frequency and can include third parties gaining access to employee or customer data using stolen or inferred credentials, computer malware, viruses, spamming, phishing attacks, ransomware, card skimming code, and other deliberate attacks and attempts to gain unauthorized access. Providers of payment and accounts receivable software have frequently been targeted by such attacks and due to the wars in the Ukraine and Gaza and continued political uncertainty involving Russia and Ukraine, and Israel and Hamas, respectively, and potentially other regions of Europe and the Middle East, there is an increased likelihood that escalation of tensions could result in cyberattacks that could either directly or indirectly impact our operations. In addition, the development and implementation of AI technologies may further increase our exposure to or exacerbate the risks of cyberattacks or other security incidents, particularly where such technologies are exploited by third parties to breach our or other parties' systems, including when such technologies are used to target our employees or impersonate members of senior management in order to gain unauthorized access to our systems. Because of this, we face additional cybersecurity challenges, including threats to our own IT infrastructure or those of our clients, our clients' customers, and/or third-party providers, that may take a variety of forms ranging from stolen bank accounts, business email compromise, client employee fraud, account takeover, or check fraud, to "mega breaches" targeted against payment and accounts receivable software, which could be initiated by individual or groups of hackers or sophisticated cyber criminals using any of the methods described above. A cybersecurity incident or breach could result in disclosure of confidential information and intellectual property, or cause production downtimes and compromised data. We have in the past experienced cybersecurity incidents of limited scale, and we may in the future experience other data security incidents or breaches affecting personally identifiable information or other confidential business information. We may be unable to anticipate or prevent techniques used in the future to obtain unauthorized access or to sabotage systems because they change frequently and often are not detected until after an incident has occurred. As we increase our client base and our brand becomes more widely known and recognized, third parties may increasingly seek to compromise our security controls or gain unauthorized access to our sensitive corporate information or our clients' (or our clients' customers') data.

Our business policies and internal security controls may not keep pace with these evolving threats. Despite the internal control measures, and security procedures we employ to safeguard our systems, we may still be vulnerable to a security breach, intrusion, or loss or theft of personal or sensitive data, which may harm our business, reputation and future financial results. The lost revenue and containment, remediation, investigation, legal and other costs could be significant and may exceed our insurance policy limits or may not be covered by insurance at all. Further, we may be subject to regulatory enforcement actions and litigation that could result in financial judgments or the payment of settlement amounts and disputes with insurance carriers concerning coverage. In addition, sufficient insurance coverage may become increasingly expensive to maintain as incidents increase globally.

Our risk management efforts may not be effective to prevent fraudulent activities by our clients, FlyMates or other third parties, which could expose us to material financial losses and liability and otherwise harm our business.

Our software provides payment facilitation solutions for a large number of our clients and their customers. We are responsible for performing KYC reviews of our clients, sanctions screening their customers, and monitoring transactions for fraud. We have been and may continue to be targeted by parties who seek to commit acts of financial fraud using techniques such as stolen identities and bank accounts, compromised business email accounts, employee or insider fraud, account takeover, false applications, and fake invoicing. We may suffer losses from acts of financial fraud committed by our clients, our clients' customers and purported customers, our FlyMates and payment partners or third parties.

The techniques used to perpetrate fraud are continually evolving and we may not be able to identify all risks created by new solutions or functionality. Our risk management policies, procedures, techniques, and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to prevent or mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. Furthermore, our risk management policies, procedures, techniques, and processes may contain errors or our FlyMates or agents may commit mistakes or errors in judgment as a result of which we may suffer large financial losses. The software-driven and highly automated nature of our solutions could enable criminals and those committing fraud to steal significant amounts of money accessing our solutions. As greater numbers of our clients' customers use our solutions, and we serve clients in industries that are at higher risk for fraudulent activity, our exposure to material risk losses from a single client, or from a small number of clients, will increase. In addition, our clients or their customers may suffer losses from acts of financial fraud by third parties posing as us through account takeover, credential harvesting, use of stolen identities and various other techniques, which could harm our reputation, consume significant time of our compliance, security and client relations teams to investigate and remediate, or prompt us to reimburse our clients for such losses in order to maintain client business relationships.

Our current business, the changing and uncertain economic, geopolitical and regulatory environment, and our anticipated domestic and international growth will continue to place significant demands on our risk management and compliance efforts. As our business grows and becomes more complex, we will need to continue developing and improving and investing in our risk management infrastructure, policies, procedures, techniques, and processes. As techniques used to perpetrate fraud on our solutions evolve, we may need to modify our solutions to mitigate fraud risks. As our business grows and becomes more complex, we may be less able to forecast and carry appropriate reserves in our books for fraud related losses. Further, these types of fraudulent activities targeting our solutions can also expose us to civil and criminal liability, governmental and regulatory sanctions as well as potentially cause us to be in breach of our contractual obligations to our clients and partners.

If we fail to adapt and respond effectively to rapidly and significantly changing technology, evolving industry standards, changing regulations, and changing business needs, requirements, or preferences, or if we fail to continue to grow and develop our payments solutions, our business may be materially and adversely affected.

Our future success depends in large part on the continued growth and development of our payments solutions. If such activities are limited, restricted, curtailed or degraded in any way, or if we fail to continue to grow and develop our payments solutions, our business may be materially and adversely affected. The market for payments enablement solutions is relatively new and subject to changes in technology, regulatory regimes, industry standards, payment methods, regulations and client and customer needs. Rapid and significant technological changes, evolving industry standards, changing regulations and business needs continue to confront the verticals in which we operate, including developments in digital banking, open banking, mobile financial apps, as well as developments in cryptocurrencies and in tokenization (e.g., replacing sensitive data such as payment card information) with symbols (tokens) to keep the data safe), blockchain, and artificial intelligence, including machine learning. The success of our business will depend, in part, on our ability to adapt and respond effectively to these changes through methods which include launching new solutions and incorporating new technologies, such as generative artificial intelligence, into our solutions.

The success of any new product and service, or any enhancements or modifications to existing solutions, depends on several factors, including the timely completion, introduction, and market acceptance of such solutions, enhancements, and modifications. Our engineering and software development teams operate in different locations across the globe (including teams in Spain, Romania, the United States, Israel and Australia), which can create logistical challenges. If we are unable to effectively coordinate with our global technology and development teams to enhance our solutions, add new payment methods or develop new solutions that keep pace with technological and regulatory changes to achieve market acceptance, or if new technologies emerge that are able to deliver competitive solutions that are more effective, secure, convenient or cost effective than our solutions, our business, operating results, and financial condition would be adversely affected. Furthermore, modifications to our existing solutions or technology will increase our technology and development expenses. Any failure of our solutions to operate effectively with existing or future network solutions and technologies could reduce the demand for our solutions, result in clients or clients' customer dissatisfaction and adversely affect our business.

We use artificial intelligence in our solutions and services which may result in operational challenges, legal liability, reputational harm, competitive risks and regulatory concerns that could adversely affect our business and results of operations.

We incorporate AI, including generative AI, into our solutions and services. These technologies are complex and rapidly evolving and building them requires significant investment in infrastructure and personnel with no assurance that we will realize the desired or anticipated benefits. Our competitors may more successfully incorporate AI into their products and achieve higher market acceptance of their AI solutions, which could impair our ability to compete effectively and adversely affect our results of operations may also encounter new risks, challenges, and unintended consequences as a result of our use of AI. For example, the issue of intellectual property ownership and license rights surrounding AI technologies has not been fully addressed by U.S. courts or federal or state laws and regulations, and the incorporation of AI technologies into our solutions and services could expose us to intellectual property claims or mandatory compliance with open source software or other license terms. Our use of AI may also lead to novel cybersecurity or privacy risks which may adversely affect our operations and reputation. The European Union's Artificial Intelligence Act, which would apply beyond the European Union's borders, came into force in August 2024, and various other governments have proposed or adopted policy and regulatory responses to oversee the use of AI. Compliance with regulations as well as social and ethical standards relating to AI may require significant research and development costs as well as

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management and employee attention. Any actual or perceived failure to comply with these laws, regulations or ethical standards could include severe penalties, reputational harm, and slow adoption of AI in our solutions and services. In addition, our business may be disrupted if any of the third-party AI services we use become unavailable due to extended outages or commercially unreasonable terms of service.

Changes to payment card networks fees or rules could harm our business.

We are required to comply with Mastercard, American Express, and Visa payment card network operating rules and the rules of other regional card (such as China UnionPay or JCB) or payment providers, in connection with our solutions. We have agreed to reimburse our merchant acquirers for any fines they are assessed by payment card networks as a result of any rule violations by us. We may also be directly liable to the payment card networks for rule violations. The payment card networks set and interpret the card operating rules. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules that we or our processors might find difficult or even impossible to follow, or costly to implement. For example, the card networks could adopt new rules or reinterpret existing rules to substantially modify how we offer credit card payment methods to our clients, or impose new fees or costs (including demanding a cash reserve from Flywire) that could negatively impact our margins. Card networks also could modify security or fraud detection methodologies that could have a downstream impact on our business, and force us to change our solutions, payment experience or security protocols, which may increase our operating costs. We also may seek to introduce other card-related solutions in the future, which would entail additional operating rules. As a result of any violations of rules, new rules being implemented, or increased fees, we could lose our ability to offer certain cards as a payment method to our clients' customers, or such payments could become prohibitively expensive for us or for our clients. Additionally, from time to time, card networks, including Visa and Mastercard, increase the fees that they charge processors. We could attempt to pass these increases along to our clients and their customers, but this strategy might result in the loss of clients to our competitors who do not pass along the increases. If competitive practices prevent us from passing along the higher fees to our clients and their customers in the future, we may have to absorb all or a portion of such increases, which may increase our operating costs and reduce our profit margins. If we are unable to offer credit cards as a payment method to our clients' customers, our business would be adversely affected.

If we do not or cannot maintain the compatibility of our solution with evolving software solutions used by our clients, or the interoperability of our solutions with those of our third-party payment providers, payment networks and key software vendors, our business may be materially and adversely affected.

Our solutions integrate with ERP systems, such as Ellucian Company, L.P. in education, Epic Systems Corporation in healthcare, Rezdy Pty Ltd in travel and Oracle Corporation in B2B payments. We automatically synchronize suppliers, clients, client customers, invoices, and payment transactions between our solutions and these systems. This two-way sync eliminates duplicate data entry and provides the basis for managing cash-flow through an integrated solution for accounts receivable, and payments.

In addition, we are subject to certain standard terms and conditions with these partners. These partners have broad discretion to change their terms of service and other policies, and those changes may be unfavorable to us. Therefore, we believe that maintaining successful partnerships with these providers is critical to our future success.

We also rely on our proprietary global payment network comprised of leading global, regional and local banks and technology and payment partners. If we do not or cannot maintain the interoperability of their products or services or the products or our key software vendors that are integral to our solutions, our business may be materially and adversely affected. These third parties periodically update and change their systems, and although we have been able to adapt our solutions to their evolving needs in the past, there can be no guarantee that we will be able to do so in the future. In particular, if we are unable to adapt to such changes, we may not be able to utilize these strategic partners and we may lose access to large numbers of clients as a result.

If any of the third party software providers change the features of their APIs, discontinue their support of such APIs, restrict our access to their APIs, or alter the terms governing their use in a manner that is adverse to our business, we will not be able to provide synchronization capabilities, which could significantly diminish the value of our solutions and harm our business, operating results, and financial condition.

If we fail to maintain, protect and enhance our brand, our ability to expand our client base will be impaired and our business, operating results, and financial condition may suffer.

We believe that further developing, maintaining, protecting and enhancing our brand domestically and on a global basis is important to support the marketing and sale of our existing and future solutions to existing and new clients and to attracting additional and strategic partners. Successfully further developing, maintaining and enhancing our brand will depend largely on the effectiveness of our marketing and demand generation efforts, our ability to provide reliable and seamless solutions that continue to meet the needs of our clients and their customers at competitive prices, our ability to maintain our clients' trust, our ability to continue to develop new functionality, solutions, and our ability to successfully differentiate our solutions from competitive solutions. Our brand promotion activities may not generate client awareness or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in maintaining and building our brand. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business could suffer.

The introduction and promotion of new solutions, as well as the promotion of existing solutions, may be partly dependent on our visibility on third-party advertising platforms, such as Google, LinkedIn, Facebook, or X. Changes in the way these platforms operate or changes in their advertising prices, data use practices or other terms could make the maintenance and promotion of our products and services and our brands more expensive or more difficult. If we are unable to market and promote our brands on third-party platforms effectively, our ability to acquire new clients would be materially harmed.

Harm to our brand can arise from many sources, including failure by us or our partners and service providers to satisfy expectations of service and quality; inadequate protection or misuse of sensitive information; fraud committed by third parties using our solutions; compliance failures and claims; litigation, regulatory and other claims; errors caused by us or our partners; and misconduct by our partners, service providers, or other counterparties. In addition, negative statements about us can cause and have caused a decline in the market price of our common stock, divert our management's attention and resources, and could cause other adverse impacts to our business. Partners with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our clients and their customers in a manner that reflects poorly on our brand and such behavior or communications may adversely affect us. Further, negative publicity or commentary regarding the partners who are, or are perceived to be, affiliated with us may also damage our reputation, even if the negative publicity or commentary is not directly related to us. Any negative publicity about the industries we operate in or our company, the quality and reliability of our solutions, our risk management processes, changes to our products and services, our ability to effectively manage and resolve customer complaints, our privacy, data protection, and information security practices, litigation, regulatory activity, policy positions, and the experience of our clients and their customers with us, our products or services could adversely affect our reputation and the confidence in and use of our solutions. If we do not successfully maintain, protect or enhance our brands, our business could be materially and adversely affected.

If we lose key members of our management team or are unable to attract and retain executives and employees we need to support our operations and growth, our business may be harmed.

Our success and future growth depend upon the continued services of our management team and other key employees. Our Chief Executive Officer, Michael Massaro, and our President and Chief Operating Officer, Rob Orgel, are critical to our overall management, as well as the continued development of our solutions, strategic partnerships, culture, relationships with financial institutions, and strategic direction. From time to time, there may be changes in our management team resulting from the hiring or departure of executives and key employees, which could disrupt our business. Our senior management and key employees are employed on an at-will basis. Changes in our senior management may be disruptive to our business, and, if we are unable to manage an orderly transition, our business may be adversely affected. We currently have "key person" insurance on our Chief Executive Officer, Michael Massaro, but not for any other members of our management team. Certain of our key employees have been with us for a long period of time and have fully vested stock options or other long-term equity incentives that are or may become valuable and are publicly tradable subject to Rule 144 limitations, which may reduce the incentive for each of these key employees to remain at our Company. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees or that we would be able to timely replace members of our senior management or other key employees should any of them depart. The loss of our Chief Executive Officer, or our President and Chief Operating Officer, or one or more of our senior management, or other key employees could harm our business, and we may not be able to find adequate replacements.

The failure to attract and retain additional qualified personnel could prevent us from executing our business strategy and growth plans.

To execute our business strategy, we must attract and retain highly qualified personnel. Competition for executive officers, software developers, compliance and risk management personnel and other key employees in our industry and locations is intense and increasing, especially in the U.S., where wage inflation has been increasing. We compete with many other companies for software developers with high levels of experience in designing, developing, and managing payment systems, as well as for skilled legal and compliance and risk operations professionals. Many of the companies with which we compete for experienced personnel have greater resources than we do and can frequently offer such personnel substantially greater compensation than we can offer. In addition, immigration policy and regulatory changes may also affect our ability to hire, mobilize, or retain some of our global talent. If we fail to identify, attract, develop and integrate new personnel, or fail to retain and motivate our current personnel, our growth prospects would be adversely affected.

If we cannot maintain our company culture as we grow, our success and our business may be harmed.

We believe our culture has been a key contributor to our success to date and that the critical nature of the solutions that we provide promotes a sense of greater purpose and fulfillment in our FlyMates. Any failure to preserve our culture could negatively affect our ability to retain and recruit personnel, which is critical to our growth, and to effectively focus on and pursue our corporate objectives. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain these important aspects of our culture. If we fail to maintain our culture, our business and competitive position may be adversely affected.

Our sales cycles may be long and vary.

We devote significant resources to establish relationships with new clients and deepen relationships with existing clients. The sales cycles of our solutions tend to vary depending on the client industry sector which makes forecasting more complex and uncertain.

In addition, sales and sale cycles may be based in part or entirely on factors, or perceived factors, not directly related to the features of our solutions, including, among others, a client or prospective client's projection of business growth, uncertainty about economic conditions (including as a result of heightened inflationary conditions, regulatory concerns, recession concerns, priorities of the U.S. presidential administration and related changes in laws, regulations or policies, and the escalation of hostilities between Russia and Ukraine, and Israel and Hamas), capital budgets, anticipated cost savings from the implementation of our solution, potential preference for internally-developed software solutions, perceptions about our business and solutions, more favorable terms offered by potential competitors, and previous technology investments. Mid-market and large enterprises tend to have more complex operating environments than smaller businesses, making it often more difficult and time-consuming for us to demonstrate the value of our solutions to prospective clients. The decision to use our solutions may also be an enterprise-wide decision, and require us to provide greater levels of education regarding the use and benefits of our solutions, which may result in additional time, effort, and money spent on our sales cycle without any assurance that our efforts will be successful in generating any sales. Often, major hospital systems and national or state higher education systems will solicit service offers by issuing RFPs, which are generally a time- and resource-intensive process, with no assurances of being selected as a vendor after the RFP process is completed. Additionally, large enterprises typically have longer implementation cycles, especially hospital and education systems, require greater product functionality and scalability and a broader range of services, demand that vendors take on a larger share of risks, sometimes require longer testing periods that delay general availability of our solutions, and expect greater payment flexibility from vendors. All of these factors can add further risk to business conducted with these clients. If we fail to realize an expected sale from a large end-client in a particular quarter or at all, our business, operating results, and financial condition could be materially and adversely affected.

In addition, we may face unexpected deployment challenges with enterprise clients. It may be difficult to deploy our software solutions if a client has unexpected database, hardware or software technology issues, or if a client insists on a more customized or unique solution that is time intensive or that we have little prior experience in delivering. Decisions on timing of deployments may also be impacted by cost and availability of personnel. Any difficulties or delays in the initial implementation could cause clients to reject our solutions or lead to the delay or non-receipt of future orders, in which case our business, operating results and financial condition would be harmed.

We typically incur significant upfront costs in our client relationships, and if we are unable to develop or grow these relationships over time, we are unlikely to recover these costs and our operating results may suffer.

We devote significant resources to establish relationships with new clients and deepen relationships with existing clients. Our sales cycle for our solutions can be variable, typically ranging from three to nine months from initial contact to contract execution. However, there is potential for our sales cycle to extend beyond three to nine months. During the period of our sales cycle, our efforts involve educating our clients about the use, technical capabilities and benefits of our solutions. Our operating results depend in substantial part on our ability to deliver a successful client experience and persuade our clients to grow their relationship with us over time. As we expect to grow rapidly, our client acquisition costs could outpace our build-up of recurring revenue, and we may be unable to reduce our total operating costs through economies of scale such that we are unable to achieve or maintain profitability. Any increased or unexpected costs or unanticipated delays, including delays caused by factors outside of our control, could cause our operating results to suffer.

If we fail to offer high-quality client support, or if our support is more expensive than anticipated, our business and reputation could suffer.

Our clients and their customers rely on our support services to resolve issues and realize the full benefits provided by our solutions. High-quality support is also important for the expansion of the use of our solutions with existing clients and their customers. We provide multilingual support over chat, email or via telephone. The number of our clients, and the number of their customers utilizing our solutions, has grown significantly and such growth, as well as any future growth, will put additional pressure on our client service organization. If we do not help our clients and their customers quickly resolve issues and provide effective ongoing support, or if our support personnel or methods of providing support are insufficient to meet the needs of our clients and their customers, our ability to retain clients and their customers and acquire new clients and customers could suffer, and our reputation with existing or potential clients could be harmed. Providing an exceptional client experience requires significant time and resources from our client service team. Therefore, failure to scale our client service organization adequately may adversely impact our business results and financial condition.

In addition, as we continue to operate and grow our operations and continue to expand to new jurisdictions, we need to be able to provide efficient client service that meets our clients' needs globally at scale. In geographies where we sell through our channel partners, if we are unable to provide a high quality client experience tailored to the language and culture of the applicable jurisdiction, our business operations and reputation may suffer.

We may require additional capital to support the growth of our business, and this capital might not be available on acceptable terms, if at all.

We have funded our operations since inception primarily through equity and debt financings, sales of our solutions, and fees. We cannot be certain if our operations will continue to generate sufficient cash to fully fund our ongoing operations or the growth of our business. We intend to continue to make investments to support our business, which may require us to engage in equity or debt financings to secure additional funds. Additional financing may not be available on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could harm our business, operating results, and financial condition. If we incur additional debt, the debt holders would have rights senior to holders of common stock to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. Furthermore, if we issue additional equity securities, stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in the future will depend on numerous considerations, including factors beyond our control, we cannot predict or estimate the amount, timing, or nature of any future issuances of debt or equity securities. As a result, our stockholders bear the risk of future issuances of debt or equity securities reducing the value of our common stock and diluting their interests.

Our business could be harmed as a result of the risks associated with our acquisitions.

As part of our business strategy, we have in the past and intend to continue to seek to acquire or invest in businesses, products or technologies that could complement or expand our business, enhance our technical capabilities or otherwise offer growth opportunities by providing us with additional intellectual property, client relationships and geographic coverage. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not such acquisitions are completed. In addition, we can provide no assurances that we will be able to find and identify desirable acquisition targets or that we will be successful in entering into a definitive agreement with any one target. In addition, even if we reach a definitive agreement with a target, there is no assurance that we will complete any future acquisition or if we do acquire additional businesses, we may not be able to integrate them effectively following the acquisition or effectively manage the combined business following the acquisition.

Any acquisitions we undertake or have recently completed, including the acquisitions of Sertifi in February 2025, Invoiced in August 2024, StudyLink in November 2023 and Cohort Go in July 2022, will likely be accompanied by business risks which may include, among other things:

- the effect of the acquisition on our financial results, strategic position or reputation;

- the failure of an acquisition to result in expected benefits, which may include benefits relating to enhanced revenues, technology, human resources, costs savings, operating efficiencies, goodwill and other synergies;

- the difficulty, cost and management effort required to integrate the acquired businesses, including costs and delays in implementing common systems and procedures and costs and delays caused by communication difficulties;

- the assumption of certain known or unknown liabilities of the acquired business, including litigation-related liabilities;

- the reduction of our cash available for operations and other uses, the increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt;

- a lack of experience in new markets, new geographies, new business culture, products or technologies or an initial dependence on unfamiliar distribution partners;

- the possibility that we will pay more than the value we derive from the acquisition;

- the impairment of relationships with our clients, clients' customers, partners or suppliers or those of the acquired business; and

- the potential loss of key employees of the acquired business.

These factors could harm our business, results of operations or financial condition.

In addition to the risks commonly encountered in the acquisition of a business or assets as described above, we may also experience risks relating to the challenges and costs of closing a transaction. The risks described above may be exacerbated as a result of managing multiple acquisitions at once.

Systems failures and resulting interruptions in the availability of our solutions and core payment platform could harm our business.

Our systems and payment platform and those of our service providers and partners have experienced from time to time, and may experience in the future, service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, human error, earthquakes, hurricanes, floods, fires, and other natural disasters, including events resulting from climate change, war or other military conflict, including an escalation of the conflicts between Russia and Ukraine, and Israel and Hamas, respectively, power losses, disruptions in telecommunications services, fraud, computer viruses or other malware, or other events. Some of our systems are not fully redundant, and our disaster recovery planning may not be sufficient for all possible outcomes or events. In addition, as a provider of payments solutions targeted to highly regulated clients in industries such as education and healthcare, we are subject to heightened scrutiny by regulators that may require specific business continuity, resiliency and disaster recovery plans, and more rigorous testing of such plans, which are costly and time-consuming to implement, and may divert our resources from other business priorities.

A prolonged interruption in the availability, speed, or functionality of our solutions, payment platform or payment methods could materially harm our business. Frequent or persistent interruptions in our solutions could cause current or potential clients and their customers to believe that our systems are unreliable, leading them to switch to our competitors or to avoid or reduce the use of our solutions, and could permanently harm our reputation and brand. Moreover, if any system or platform failure or similar event results in damages to our clients or their customers and business partners, these clients, customers or partners could seek significant compensation or contractual penalties from us for their losses, and those claims, even if unsuccessful, would likely be time-consuming and costly for us to address.

We have undertaken and continue to make certain technology and network upgrades and redundancies which are designed to improve the reliability of our solutions and payment platform. These efforts are costly and time-consuming, involve significant technical risk and may divert our resources from new features and solutions, and there can be no guarantee that these efforts will succeed. Because we are a regulated payments institution in certain jurisdictions, frequent or persistent interruptions could lead to regulatory scrutiny, significant fines and penalties, and mandatory and costly changes to our business practices, and ultimately could cause us to lose existing licenses that we need to operate or prevent or delay us from obtaining additional licenses that may be required for our business.

We use public cloud hosting with AWS and depend on AWS' ability to protect their data centers against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. Our operations depend on protecting the cloud infrastructure hosted by AWS by maintaining the configuration, architecture, and interconnection specifications, as well as the information stored in these virtual data centers and transmitted by third-party internet service providers. In limited occasions, we have experienced service disruptions in the past, and may experience interruptions or delays in our solutions in the future. We may also incur significant costs for using alternative equipment or taking other actions in preparation for, or in reaction to, events that damage the data storage services we use. Although we have disaster recovery plans that utilize various data storage locations, any incident affecting our data storage or internet service providers' infrastructure that may be caused by fire, flood, severe storm, earthquake, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters, war or other military conflict, including an escalation of the conflict between Russia and Ukraine, terrorist attacks, negligence, and other similar events beyond our control could negatively affect our solutions. Additionally, in July 2024, a software update by CrowdStrike Holdings, Inc., a cybersecurity technology company, caused widespread crashes of Windows systems into which it was integrated, including certain Windows systems used by our vendors and customers. As of the date of this Annual Report on Form 10-K, we have not experienced any significant impacts as a result of the CrowdStrike software update, but we could in the future experience similar software-induced interruptions to our operations. Any prolonged service disruption affecting our solutions could damage our reputation with current and potential clients, expose us to liability, cause us to lose clients, or otherwise harm our business. In the event of damage or interruption to our solutions, our insurance policies may not adequately compensate us for any losses that we may incur.

In addition, we may experience financial losses due to a number of factors, including:

- third party disruptions, including potential outages at network providers and other suppliers;

- supply chain impacts, including shortages of goods, raw materials, increased prices or delays in shipment;

- challenges to the availability and reliability of our network due to changes to normal operations;

- increased cyber and payment fraud risk, as cybercriminals attempt DDoS related attacks, phishing scams and other disruptive actions, given the shift to online banking, e-commerce and other online activity, as well as more FlyMates working remotely; and

- system failures or outages, including any potential disruptions due to significantly increased global demand on certain cloud-based systems, could compromise our ability to provide our solutions in a timely manner, which could harm our ability to conduct business or delay our financial reporting. Such failures could adversely affect our operating results and financial condition.

Our solutions and payment platform are accessed by many of our clients and their customers, often at the same time. As we continue to expand the number of clients that we serve and solutions that we are able to offer to our clients and their customers, we may not be able to scale our technology to accommodate the increased capacity requirements, which may result in interruptions or delays in service. In addition, the failure of data centers, internet service providers, or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our solutions or platform or impede our ability to grow our business and scale our operations. If our third-party infrastructure service agreements are terminated, or there is a lapse of service, interruption of internet service provider connectivity, or damage to data centers, we could experience interruptions in access to our solutions as well as delays and additional expense in arranging new facilities and services.

We also rely on components, applications, and services supplied by third parties, including payment service providers and merchant acquirer partners which subjects us to risks. If these third parties experience operational interference or disruptions, breach their agreements with us, fail to perform their obligations and meet our expectations, or experience a cybersecurity incident, our operations could be disrupted or otherwise negatively affected, which could result in client dissatisfaction, regulatory scrutiny, and damage to our reputation and brand, and materially and adversely affect our business.

In addition, we are continually improving and upgrading our systems and technologies. Implementation of new systems and technologies is complex, expensive, and time-consuming. If we fail to timely and successfully implement new systems and technologies, or improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, this could have an adverse impact on our business, internal controls (including internal controls over financial reporting), results of operations, and financial condition.

Risks Related to Our Legal, Regulatory and Compliance Landscape

We handle cross-border and domestic payments and plan to expand our solutions to new clients, to accept and settle payments in new countries and in new currencies, and to increase our global network to allow us to offer local and alternative payment methods, creating a variety of operational challenges; additionally, our domestic and international operations subject us to increased risks, which could harm our business.

Our business is subject to risks inherent in conducting business globally, including cross-border payments and domestic payments in the United States and certain other markets. Our handling of domestic and cross-border payments to our clients generates a significant portion of our revenues, with a substantial portion of such revenues coming from payments processed from Asia (including India, China and Korea). We expect that international revenues will continue to account for a significant percentage of total net revenues for the foreseeable future, and that in particular, the proportion of our revenue from Asia will continue to increase. Current events, including the potential implementation of tariffs, the possibility of renegotiated trade deals and international tax law treaties, priorities of the U.S. presidential administration and related changes in laws, regulations or policies, United States-China and Canada-India diplomatic and trade friction, heightened tensions between China and Taiwan and the escalation of the conflicts between Russia and Ukraine, and Israel and Hamas, respectively, create a level of uncertainty, and potentially increased complexity, for multinational companies. These uncertainties could have a material adverse effect on our business and our results of operations and financial condition. In addition, international operations are subject to various risks which could have a material adverse effect on those operations or our business as a whole, including:

- foreign currency exchange rate volatility;

- adverse economic conditions in the United States and globally, including economic slowdown, heightened interest rates, inflation, recession concerns and the disruption, volatility and tightening of credit and capital markets;

- risks related to compliance with multiple complex, potentially conflicting and changing governmental laws and regulations;

- local licensing and reporting obligations or the imposition of currency controls which make it impossible or increasingly difficult for our clients to collect payments from international customers;

- local regulatory and legal obligations related to privacy, data protection, data localization, and user protections;

- the need to localize our solutions, including offering clients and their customers the ability to transact business in the local currency and adapting our solutions to local preferences, in markets in which we may have limited or no experience;

- trade barriers and changes in trade regulations;

- the impact of government sanctions on our ability to offer services in a region, such as sanctions issued by the U.S. and other countries against Russia;

- difficulties in developing, staffing, and managing a large number of varying foreign operations as a result of distance, language, and cultural differences;

- stringent local labor laws and regulations;

- limitations on the repatriation of cash, including imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;

- diplomatic friction, political or social unrest, war or other military conflict, including an escalation of the conflict between Russia and Ukraine, and between Israel and Hamas, respectively, economic instability, repression, or human rights issues;

- natural disasters, global pandemics such as COVID-19 or other public health emergencies, acts of war, and terrorism;

- compliance with U.S. laws and foreign laws prohibiting corrupt payments to government officials, such as the Foreign Corrupt Practices Act (FCPA) and the U.K. Bribery Act, and other local anti-corruption laws;

- compliance with U.S. and foreign laws designed to combat money laundering and the financing of terrorist activities;

- retaliatory tariffs and restrictions limiting free movement of currency and an unfavorable trade environment, including as a result of political conditions and changes in the laws, regulations or policies in the United States and elsewhere and as described in more detail below;

- antitrust and competition regulations;

- expanded compliance with potentially conflicting and changing laws of taxing jurisdictions where we conduct business and applicable U.S. tax laws as they relate to international operations, the complexity and adverse consequences of such tax laws, and potentially adverse tax consequences due to changes in such tax laws or levels of enforcement, including the Inflation Reduction Act of 2022, which includes a minimum corporate tax which could result in an additional tax liability in a given year;

- expected or actual extended federal government shutdowns or the priorities of the U.S. presidential administration and related changes in laws, regulations or policies;

- national or regional differences in macroeconomic growth rates; and

- increased difficulties in collecting accounts receivable.

Foreign operations may also expose us to political, social, regulatory and economic uncertainties affecting a country or region, or to political hostility to investments by foreign or private equity investors. Many financial markets are not as developed or as efficient as those in the United States, and as a result, liquidity may be reduced and price volatility may be higher in those markets than in more developed markets. The legal and regulatory environment may also be different, particularly with respect to bankruptcy and reorganization, and may afford us less protection as a creditor than we may be entitled to under U.S. law. Financial accounting standards and practices may differ, and there may be less publicly available information in respect of such companies.

Restrictions imposed or actions taken by foreign governments could include exchange controls, seizure or nationalization of foreign deposits and adoption of other governmental restrictions which adversely affect the prices of securities or the ability to repatriate profits. For instance, we process a substantial amount of payments from China. The Chinese government imposes controls on the convertibility of the Renminbi the currency of China, into foreign currencies and, in certain cases, the remittance of currency out of China. The Chinese government may at its discretion further restrict access in the future to foreign currencies for current account transactions, or impose regulatory requirements that may require modifications to our business model for our clients' payors located in China. In addition, income received by us from sources in some countries may be reduced by withholding and other taxes. Any such taxes paid by us will reduce the net income or return from such investments. While we will take these factors into consideration in making investment decisions, including when hedging positions, no assurance can be given that we will be able to fully avoid these risks or generate sufficient risk-adjusted returns.

Violations of the complex foreign and U.S. laws, rules and regulations that apply to our cross-border operations may result in fines, criminal actions, or sanctions against us, our officers, or FlyMates; prohibitions on the conduct of our business; and damage to our reputation. Although we have implemented policies and procedures designed to promote compliance with these laws, there can be no assurance that our FlyMates, contractors, or agents will not violate our policies. These risks are inherent in our cross-border operations and expansion, may increase our costs of doing business internationally, and could harm our business.

Payments and other financial services-related regulations and oversight are material to our business. Our failure to comply could materially harm our business.

The local, state, and federal laws, rules, regulations, licensing schemes, and industry standards in the United States and other jurisdictions in which we operate that govern our business include, or may in the future include, those relating to consumer finance and consumer protection, cross-border and domestic money transmission, foreign exchange, payments services (such as money transmission, payment processing, and settlement services), AML and CFT, escheatment, international sanctions regimes, and compliance with the PCI DSS. These laws, rules, regulations, licensing schemes, and standards are enforced by multiple authorities and governing bodies in the United States, including the Department of the Treasury, the Federal Deposit Insurance Corporation, the SEC, CFPB, the Federal Trade Commission, self-regulatory organizations, and numerous state and local regulators and law enforcement agencies. Our clients also have their own regulatory obligations, and they expect our solutions to comply with the regulatory requirements that are applicable to their businesses. For additional discussion about the regulatory environment that we and our clients operate in, please see "Business–Regulation and Industry Standards". As we expand into new jurisdictions, the number of foreign laws, rules, regulations, licensing schemes, and standards governing our business will expand as well. In addition, as our business and solutions continue to develop and expand, we may become subject to additional laws, rules, regulations, licensing schemes, and standards. We may not always be able to accurately predict the scope or applicability of certain laws, rules, regulations, licensing schemes, or standards to our business, particularly as we expand into new areas of operations, which could have a significant negative effect on our existing business and our ability to pursue future plans.

Certain of our subsidiaries are registered with FinCEN. Our subsidiary Flywire Global Corp. has obtained licenses to operate as a money transmitter (or the statutory equivalent) in 45 U.S. jurisdictions, and is in the process of applying for a license in, to the best of our knowledge, all U.S. states and territories where such licensure or registration is required in order to be able to offer additional business lines in the future. As a licensed money transmitter, we are (and in the states where we are awaiting licensure, will be) subject to obligations and restrictions with respect to the investment of client funds, reporting requirements, bonding requirements, minimum capital requirements, and inspection by state regulatory agencies concerning various aspects of our business. Evaluation of our compliance efforts, as well as the questions of whether and to what extent our solutions are considered money transmission, are matters of regulatory interpretation and could change over time. In addition, there are substantial costs involved in maintaining and renewing our licenses, certifications, and approvals, and we could be subject to fines or other enforcement action if we are found to violate disclosure, reporting, AML, CFT, capitalization, corporate governance, or other requirements of such licenses.

If we fail to predict how a U.S. law or regulation or a law or regulation from another jurisdiction in which we operate will be applied to us, we could be subject to additional licensure requirements and/or administrative enforcement actions. This could also require changes to the manner in which we conduct some aspects of our business or potential product changes, and require us to pay fines, penalties, or compensation to clients for past non-compliance. At the federal level, we are registered as a MSB with FinCEN. For additional discussion of the requirements of our MSB registration, please see "Business – Regulation and Industry Standards." At the state level, we rely on various exemptions from state money transmitter licensing requirements, and regulators may find that we have violated applicable laws or regulations because we are not licensed or registered as a money transmitter in all of the U.S. jurisdictions we service. We believe, based on our business model, that we have valid exemptions from licensure under various state money transmission laws, either expressly as a payment processor or agent of the payee, or pursuant to common law as an agent of the payee. While we believe we have defensible arguments in support of our positions under the state money transmission statutes, we have not expressly obtained confirmation of such positions from the state banking departments who administer the state money transmission statutes. It is possible that certain state banking departments may determine that our activities are not exempt. Any determination that we are in fact required to be licensed under the money transmission statute of a state where we are not yet licensed may require substantial expenditures of time and money to remediate and could lead to liability in the nature of penalties or fines, costs, legal fees, reputational damage or other negative consequences. We could be required to cease operations in some or all of the U.S. jurisdictions we service and where we are not yet licensed, which determination would have a materially adverse effect on our business, including our financial condition, operating results, and reputation. In the past, certain competitors have been found to violate laws and regulations related to money transmission, and they have been subject to fines and other penalties by regulatory authorities.

The adoption of new money transmitter or MSB statutes in jurisdictions or changes in regulators' interpretation of existing state and federal money transmitter or MSB statutes or regulations could subject us to new registration or licensing requirements. There can be no assurance that we will be able to obtain or maintain any such licenses in all of the jurisdictions we service, and, even if we were able to do so, there could be substantial costs and potential product changes involved in maintaining such licenses, which could have a material and adverse effect on our business. These factors could impose substantial additional costs, involve considerable delay to the development or provision of our solutions, require significant and costly operational changes, or prevent us from providing our solutions in any given market.

The regulatory environment in which we operate is subject to constant change, and new regulations could make aspects of our business as currently conducted no longer possible.

As a result of the regulations applicable to our business, we could be subject to investigations and resulting liability, including governmental fines, restrictions on our business, or other sanctions, and we could be forced to cease conducting certain aspects of our business with residents of certain jurisdictions, be forced to change our business practices in certain jurisdictions, or be required to obtain additional licenses or regulatory approvals. For example, because a majority of voters in the U.K. approved an exit from the E.U. (commonly referred to as Brexit), we were required to obtain a license from a member state of the EEA which would allow us to continue to provide our solutions to clients located in the EEA under a principle known as "passporting". We were able to obtain a license as an authorized payment institution from the Bank of Lithuania in September 2019 and subsequently obtained the right to passport our solutions to other EEA member states.

Government agencies may impose new or additional rules on money transmission, which may increase our costs of doing business, including, but not limited to regulations that:

- prohibit, restrict, and/or impose taxes or fees on money transmission transactions in, to or from certain countries or with certain governments, individuals, and entities;

- impose additional client identification and client due diligence requirements;

- impose additional reporting or recordkeeping requirements, or require enhanced transaction monitoring;

- limit the types of entities capable of providing money transmission services, or impose additional licensing or registration requirements;

- impose minimum capital or other financial requirements;

- limit or restrict the revenue that may be generated from money transmission, including revenue from the transaction value associated with the payment method used by our clients' customers and platform-related fees for access to our solutions and invoice and payment plan fees;

- require enhanced disclosures to our money transmission clients or their customers;

- require the principal amount of money transmission transactions originated in a country to be invested in that country or held in trust until paid;

- limit the number or principal amount of money transmission transactions that may be sent to or from a jurisdiction, whether by an individual or in the aggregate; and

- restrict or limit our ability to process transactions using centralized databases, for example, by requiring that transactions be processed using a database maintained in a particular country or region.

We are subject to governmental laws and requirements regarding economic and trade sanctions, AML and CFT that could impair our ability to compete in international markets or subject us to criminal or civil liability if we violate them.

We are currently required to comply with U.S. economic and trade sanctions administered by OFAC and we have processes in place designed to comply with the OFAC regulations as well as similar requirements in the foreign jurisdictions in which we already operate. As part of our compliance efforts, we scan our clients and their customers against watch lists promulgated by OFAC and certain other international agencies. Our application can be accessed from nearly anywhere in the world, and if our service is accessed from a sanctioned country or otherwise accessed or used in violation of applicable trade and economic sanctions, we could be subject to fines or other enforcement actions. In the course of enhancing our sanctions compliance function, we initiated an internal review that identified issues related to our compliance with sanctions, including payments that may have originated from sanctioned jurisdictions or sanctioned persons. We have made voluntary submissions to OFAC to report the apparent violations and to provide supplemental information. Flywire is currently engaging with OFAC to resolve these matters. Although the internal investigation completed to date suggests that any loss incurred as a result of this matter would not be material to our business, if OFAC ultimately concludes any violation has occurred in connection with these or other transactions, it could result in penalties, fines, costs, and restrictions on our ability to do business, which could also harm our operating results.

We are also subject to various AML and CFT laws and regulations around the world that prohibit, among other things, our involvement in transferring the proceeds of criminal or terrorist activities. In the United States, most of our solutions are subject to AML laws and regulations, including the BSA, and similar laws and regulations. The BSA, among other things, requires MSBs to develop and implement risk-based AML programs, to report large cash transactions and suspicious activity, and in some cases, to collect and maintain information about clients who use their services and maintain other transaction records. Regulators and third-party auditors have identified gaps in how similar businesses have implemented AML programs, and we could likewise be subject to significant fines, penalties, inquiries, audits, investigations, enforcement actions, and criminal and civil liability if our AML program is found to be insufficient by a regulator.

Our business operations in other parts of the world such as the U.K., Lithuania, Canada, Australia, Hong Kong, New Zealand, Indonesia and Singapore are subject to similar laws and requirements. Regulators in the United States and globally continue to increase their scrutiny of compliance with these obligations, which may require us to further revise or expand our compliance program, including the procedures we use to verify the identity of our clients and to monitor transactions on our system, including payments to persons outside of the United States. Regulators regularly re-examine the transaction volume thresholds at which we must obtain and keep applicable records or verify identities of clients, and any change in such thresholds could result in greater costs for compliance. Similarly, as a condition to doing business with us, our banking and other strategic partners also impose ongoing obligations on us related to AML and CFT and sanctions screening. Any failure on our part to maintain the necessary processes and policies to comply with these regulations and requirements, or to adapt our processes and policies to changes in laws, would subject us to penalties, fines, or loss of key relationships which would have a material adverse effect on our business and results of operations. Furthermore, government sanctions imposed with respect to Russia's invasion of Ukraine in early 2022 are impacting our ability to offer our services in the region, and additional sanctions could be imposed in the future. Further instability or tension in Russia, Ukraine, and the surrounding region could also cause us to adjust our operating model, which would increase our costs of operations.

Any actual or perceived failure to comply with governmental regulation and other legal obligations, particularly those related to privacy, data protection, and information security, could harm our business. Compliance with such laws could also result in additional costs and liabilities to us or inhibit sales of our solutions.

Our clients and their customers store personal and business information, financial information and other sensitive information through our solutions. In addition, we collect, store, and process personal and business information and other data from and about actual and prospective clients, their customers, our FlyMates and our service providers and other business partners, as well as their personnel. Our handling of data is subject to a variety of laws and regulations, including regulation by various government agencies, such as the U.S. Federal Trade Commission (FTC), and various state, local, and foreign agencies. Our data handling is also subject to contractual obligations and industry standards.

The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use, and storage of data relating to individuals and businesses, including the use of contact information and other data for marketing, advertising, and other communications with individuals and businesses. In the United States, various laws and regulations apply to the collection, processing, disclosure, and security of certain types of data, including the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the Gramm Leach Bliley Act, FERPA, HIPAA, and the now in question E.U.-U.S. and Swiss—U.S. Privacy Shield protections, as well as state laws relating to privacy and data security. Additionally, the FTC and many state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination, and security of data. For example, California enacted the CCPA, which took effect on January 1, 2020 and became enforceable by the California Attorney General on July 1, 2020, and broadly defines personal information. The CCPA creates new individual privacy rights for consumers (as that term is broadly defined) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA requires covered companies to provide certain disclosures to California consumers about its data collection, use and sharing practices, provide such consumers with ways to opt-out of certain sales or transfers of personal information, provides for civil penalties for violations, and allows for a new private right of action for data breaches that has resulted in an increase in data breach litigation. It remains unclear, however, how the CCPA will be interpreted. As currently written, it will likely impact our business activities and exemplifies the vulnerability of our business to not only cyber threats but also the evolving regulatory environment related to personal data and protected health information. On August 24, 2022, the California Attorney General announced the entry of a final judgment enforcement action resulting in a fine and settlement under the CCPA, as the defendant was ordered to pay a $1.2 million penalty and, among other things, implement a monitoring and reporting program to demonstrate its ongoing compliance with the CCPA.

Additionally, the California Privacy Rights Act (CPRA), which was passed in November 2020 and became effective on January 1, 2023, imposed additional obligations on companies covered by the legislation and significantly modified the CCPA, including by expanding consumers' rights with respect to certain sensitive personal information. The CPRA also created a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. The effects of the CCPA and the CPRA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.

The laws and regulations relating to privacy and data security are evolving, can be subject to significant change, and may result in ever-increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. The CCPA, in particular, has prompted a number of proposals for new federal and state-level privacy legislation, which could increase our potential liability and adversely affect our business. Several states in the U.S. have proposed or enacted laws that contain obligations similar to the CCPA and CPRA that have taken effect or will take effect in coming years. The U.S. federal government also is contemplating federal privacy legislation. The effects of recently proposed or enacted legislation potentially are far-reaching. Such legislation may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies.

Many of the foreign jurisdictions where we or our clients operate or conduct business, including the E.U., have laws and regulations dealing with the collection, use, storage, and disclosure and other handling (collectively, processing) of personal information, which in some cases are more restrictive than those in the U.S. In addition to regulating the processing of personal information within the relevant jurisdictions, these legal requirements often also apply to the processing of personal information outside these jurisdictions, where there is some specified link to the relevant jurisdiction. For example, we have multiple offices in Europe and serves clients and their customers throughout the E.U., where the GDPR went into effect in 2018. The GDPR, which is also the law in Iceland, Norway, Liechtenstein, and—to a large degree—the U.K., has an extensive global reach and imposes robust obligations relating to the processing of personal information, including documentation requirements, greater control for data subjects (e.g., the "right to be forgotten" and data portability), security requirements, notice requirements, restrictions on sharing personal information, data governance obligations, data breach notification requirements, and restrictions on the export of personal information to most other countries. The solutions that we currently offer subject us to many of these laws and regulations in many of the foreign jurisdictions where we operate or conduct business, and these laws and regulations may be modified or subject to new or different interpretations, and new laws and regulations may be enacted in the future.

Legal developments have created compliance uncertainty regarding some transfers of personal information from the U.K. and EEA to locations where we or our clients operate or conduct business, including the United States and potentially Singapore, particularly with respect to cross-border transfers. Under the GDPR, such transfers can take place only if certain conditions apply or if certain data transfer mechanisms are in place. In July 2020, the Court of Justice of the E.U. ruled in its "*Schrems II*" decision (C-311/18), that the Privacy Shield, a transfer mechanism used by thousands of companies to transfer data between those jurisdictions and United States (and also used by us), was invalid and could no longer be used due to the strength of United States surveillance laws. In September 2020, the Federal Data Protection and Information Commissioner of Switzerland (where the law has a similar restriction on the export of personal information) issued an opinion concluding that the Swiss-U.S. Privacy Shield Framework does not provide an adequate level of protection for data transfers from Switzerland to the United States pursuant to Switzerland's Federal Act on Data Protection. We and our clients continue to use alternative transfer strategies, including SCCs, while the authorities interpret the *Schrems II* decision and the validity of alternative data transfer mechanisms. The SCCs, though previously approved by the European Commission, have faced challenges in European courts (including being called into question in the *Schrems II* decision), and may be further challenged, suspended or invalidated for transfers to some or all countries. For example, guidance regarding *Schrems II* issued by the European Data Protection Board (which is comprised of representatives from every E.U. member state's top data protection authority) have cast serious doubt on the validity of SCCs for most transfers of personal information to the United States. At present, there are few if any viable alternatives to the Privacy Shield and the SCCs, so such developments may necessitate further expenditures on local infrastructure, changes to internal business processes, changes to clients and clients' customer facing solutions, or may otherwise affect or restrict our sales and operations.

On June 4, 2021, the European Commission released the final Implementing Decision on SCCs (New SCCs) for the transfer of personal data from the E.U. to "third countries" such as the US. The New SCCs will repeal and replace the existing SCCs (dating from 2001, 2004 and 2010) and address the entry into force of the GDPR) and the July 2020 decision of the CJEU in Schrems II, which invalidated the E.U.-U.S. Privacy Shield. The New SCCs broadly follow the draft implementing decision on standard contractual clauses (Draft SCCs) issued by the European Commission on November 12, 2020, but there are some material differences. The Draft SCCs' significant and extensive new requirements for data importers that act as controllers (for example, obligations to give notice to data subjects and to notify personal data breaches to EU authorities) remain, but have been aligned more closely with the GDPR requirements. While the New

SCCs are not immediately in force, compliance with them will be required for new transfer agreements entered into from late September 2021. SCCs then in effect were required to be replaced with the New SCCs by December 27, 2022.

On July 10, 2023, the European Commission formally approved the new EU-U.S. Data Privacy Framework (the "Framework"), under which European entities will now be able to transfer personal data to Framework participants in the U.S. without having to put in place additional data protection safeguards or use the Standard Contractual Clauses for data transfers. We are in the process of evaluating how we may self-certify as a participating organization with the U.S. Department of Commerce.

E.U. data protection authorities have the power to impose administrative fines for violations of the GDPR of up to a maximum of €20 million or 4% of a corporate family's total worldwide global turnover for the preceding fiscal year, whichever is higher. Such penalties are in addition to any civil litigation claims by clients, data subjects or other third parties. We believe that the solutions that we currently offer subject us to the GDPR and other laws and regulations relating to privacy, data protection, and information security, and these may be modified or subject to new or different interpretations in the future. We will need to take steps to address compliance obligations in this rapidly evolving legal environment, but we cannot assure you that we will be able to implement changes in a timely manner or without significant disruption to our business, or that such steps will be effective, and we may face the risk of liability and loss of business.

In addition, further to the U.K. exit from the E.U. on January 31, 2020, the GDPR ceased to apply in the U.K. at the end of the transition period on December 31, 2020. However, as of January 1, 2021, the U.K.'s European Union (Withdrawal) Act 2018 incorporated the GDPR (as it existed on December 31, 2020 but subject to certain U.K. specific amendments) into U.K. law (referred to as the U.K. GDPR). The U.K. GDPR and the U.K. Data Protection Act 2018 set out the U.K.'s data protection regime, which is independent from but aligned to the E.U.'s data protection regime. Non-compliance with the U.K. GDPR may result in monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher. Like the GDPR, the U.K. GDPR restricts personal data transfers outside the U.K. to countries not regarded by the U.K. as providing adequate protection (this means that personal data transfers from the U.K. to the EEA remain free flowing).

On June 28, 2021, the European Commission adopted an adequacy decision under the GDPR, thereby recognizing that the U.K.'s data protection system continues to provide the same protections with respect to personal data as when it was an EU member state, and enabling the continued exchange of personal data between the E.U. and the U.K. The adequacy decision facilitates the implementation of the E.U.-U.K. Trade Cooperation Agreement, which foresaw the need for bilateral data flow and continued cooperation. The adequacy decision does, however, include a 'sunset clause', limiting its duration to four years, at which point the European Commission will need to once again review the safeguards in place in the U.K.'s post-Brexit legal system and decide if the adequacy decision may be renewed.

This lack of clarity on future U.K. laws and regulations and their interaction with E.U. laws and regulations could add legal risk, uncertainty, complexity and cost to our handling of E.U. personal information and our privacy and data security compliance programs. It is possible that over time the U.K. Data Protection Act 2018 could become less aligned with the GDPR, which could require us to implement different compliance measures for the U.K. and the E.U. and result in potentially enhanced compliance obligations for E.U. personal data.

In Asia, there has been an increase in both regulation and enforcement of privacy laws. The Act on Protection of Personal Information originally enacted in June 2020 by the Japanese government, was amended and came into effect on April 1, 2022 (Amended APPI). Since the passage of the Amended APPI, a number of implementing regulations and supporting documents have been released, addressing the requirements for transferring personal data outside Japan, notifying security breaches and creating pseudonymous information exempt from certain obligations under the Amended APPI. We have taken steps to address compliance obligations that apply to us under the Amended APPI, but cannot assure you that such steps will be effective, and we may face the risk of increased costs, liability and loss of business.

China (home to the most online users in the world) passed its DSL and its PIPL in 2021. The DSL applies to a wide range of data processing activities including, but not limited to, processing personal information. With extraterritorial scope and severe fines and penalties, these laws are set to impose an increasingly complex and comprehensive legal framework for processing personal information when doing business in China. The PIPL is enforced and administered by the Cyberspace Administration of China and relevant state and local government departments. The law draws from the GDPR, with heavy penalties up to the greater of 5% of the previous year's revenue (possibly global) or $7.7 million. Chinese authorities have demonstrated a willingness to impose significant fines for violations of PIPL and other privacy laws, as evidenced by enforcement actions against Alibaba Group Holding Ltd and Didi Global Inc. in 2022.

As a reaction to data security concerns, in 2022, the Australian parliament approved a bill to amend the country's privacy legislation, significantly increasing the maximum penalties for companies and data controllers who suffer large-scale data breaches to the greater of: (i) AU$50 million, (ii) three times the value of any benefit obtained through the misuse of information, and (iii) 30% of a company's adjusted turnover in the relevant period. Previously, the penalty for severe data exposures was AU$2.22 million, considered by the current parliament to be wholly inadequate to incentivize companies to improve their data security mechanisms. The Office of the Australian Information Commissioner has new regulatory tools and flexibility that should, together with an ongoing focus on funding enforcement, see a more proactive regulator with capacity and capability to investigate and litigate more privacy incidents in Australia.

We have taken steps to address compliance obligations that apply to us under the Amended APPI, the DSL, the PIPL and applicable Australian regulations, but cannot assure you that such steps will be effective, and we may face the risk of increased costs, liability and loss of business.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that, if adopted, may apply to us, or which clients or clients' customers may require us to adopt. Because the interpretation and application of privacy and data protection laws, regulations, rules, and other standards are still uncertain, it is possible that these laws, rules, regulations, and other actual or alleged legal obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the functionality of our solutions. If so, in addition to the possibility of fines, lawsuits and other claims, we could be required to fundamentally change our business activities and practices or modify our software, which could have an adverse effect on our business. Any failure or perceived failure by us to comply with laws, regulations, policies, legal, or contractual obligations, industry standards, or regulatory guidance relating to privacy or data security, may result in governmental investigations and enforcement actions, litigation, fines and penalties, or adverse publicity, and could cause our clients and partners to lose trust in us, which could have an adverse effect on our reputation and business. We expect that there will continue to be new proposed laws, regulations, and industry standards relating to privacy, data protection, marketing, consumer communications, and information security, and we cannot determine the impact such future laws, regulations, and standards may have on our business. Future laws, regulations, standards, and other obligations or any changed interpretation of existing laws or regulations could impair our ability to develop and market new functionality and maintain and grow our client base and increase revenue. Future restrictions on the collection, use, sharing, or disclosure of data, or additional requirements for express or implied consent of our clients, partners, or end users for the use and disclosure of such information could require us to incur additional costs or modify our solutions, possibly in a material manner, and could limit our ability to develop new functionality.

If we are not able to comply with these laws or regulations, or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain solutions, which would negatively affect our business, financial condition, and operating results. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise adversely affect the growth of our business. Furthermore, any costs incurred as a result of this potential liability could harm our operating results.

We are subject to anti-corruption, anti-bribery, and similar laws, and non-compliance with such laws can subject us to criminal or civil liability and harm our business.

We are subject to the FCPA, the U.K. Bribery Act, U.S. domestic bribery laws, and other anti-corruption laws. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly to generally prohibit companies, their employees, and their third-party intermediaries from authorizing, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public sector. These laws also require that we keep accurate books and records and maintain internal controls and compliance procedures designed to prevent any such actions. We maintain operations and serve clients around the world. Although we do not target government entities as clients, some of our clients may receive funding or other support from local, state, provincial or national governments. As we maintain and seek to increase our international cross-border business and expand operations abroad, we may engage with business partners and third-party intermediaries to market our solutions and to obtain necessary permits, licenses, and other regulatory approvals. In addition, we or our third-party intermediaries may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We can be held liable for the corrupt or other illegal activities of these third-party intermediaries, our FlyMates, representatives, contractors, partners, and agents, even if we do not explicitly authorize such activities.

While we maintain policies and training programs for our FlyMates related to anti-corruption, anti-bribery and gift giving, and include representations regarding legal compliance in our contracts with vendors and strategic partners, there can be no assurances that these policies, training programs or contractual provisions will be observed or enforceable. We cannot assure you that all of our FlyMates and agents will not take actions in violation of our policies and applicable law, for which we may be ultimately held responsible. As we increase our international business, our risks under these laws may increase.

Detecting, investigating, and resolving actual or alleged violations of anti-corruption laws can require a significant diversion of time, resources, and attention from senior management. In addition, noncompliance with anti-corruption or anti-bribery laws could subject us to whistleblower complaints, investigations, sanctions, settlements, prosecution, enforcement actions, fines, damages, other civil or criminal penalties, injunctions, suspension or debarment from contracting with certain persons, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas are received or investigations are launched, or governmental or other sanctions are imposed, or if we do not prevail in any possible civil or criminal proceeding, our business, operating results, and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management's attention and resources and significant defense costs and other professional fees.

In February 2022, following Russia's invasion of Ukraine, the United States and other countries announced sanctions against Russia. The sanctions by the United States and other countries against Russia to date include restrictions on selling or importing goods, services or technology in or from affected regions, travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia, severing Russia's largest bank from the U.S. financial system, barring some Russian enterprises from raising money in the U.S. market and blocking the access of Russian banks to financial markets. The United States and other countries could impose wider sanctions and take other actions should the conflict further escalate. While it is difficult to anticipate the impact the sanctions announced to date may have on us, any further sanctions imposed or actions taken by the United States or other countries, and any retaliatory measures by Russia in response, could increase our costs, reduce our sales and earnings or otherwise have an adverse effect on our operations.

If we fail to adequately protect our proprietary rights, our competitive position could be impaired and we may lose valuable assets, generate less revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws, the domain name dispute resolution mechanism, confidentiality procedures, and contractual provisions to establish and protect our proprietary rights. However, effective protection of intellectual property rights is expensive, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights, and the steps we take to protect our intellectual property may be inadequate. We do not have patents covering any of our technology and do not actively pursue patents. Any of our trademarks, or other intellectual property rights may be challenged or circumvented by others, or narrowed or invalidated through administrative process or litigation. There can be no guarantee that others will not independently develop similar solutions or duplicate any of our solutions. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Despite our precautions, it may be possible for unauthorized third parties to copy our solutions and use information that we regard as proprietary to create solutions that compete with ours.

We pursue registration of copyrights, trademarks, and domain names in the United States and in certain jurisdictions outside of the United States, but doing so may not always be successful or cost-effective. We may be unable or, in some instances, choose not to obtain legal protection for our intellectual property, and our existing and future intellectual property rights may not provide us with competitive advantages or distinguish our solutions from those of our competitors. The laws of some foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States, and effective intellectual property protection and mechanisms may be uncertain or unavailable in those jurisdictions. We may need to expend additional resources to defend our intellectual property in such countries, and the inability to do so could impair our business or adversely affect our international expansion. Particularly given the international nature of the Internet, the rate of growth of the Internet, and the ease of registering new domain names, we may not be able to detect unauthorized use of our intellectual property or take prompt enforcement action. Furthermore, the growing use of generative artificial intelligence presents an increased risk of unintentional and/or unauthorized disclosure or use of our intellectual property rights.

We endeavor to enter into agreements with our FlyMates, consultants and contractors and with parties with whom we do business in order to acquire intellectual property rights developed as a result of service to us, as well as to limit access to and disclosure of our proprietary information. No assurance can be given that our intellectual property related agreements with our FlyMates, consultants, contractors clients, their customers, or strategic partners and others will be effective in controlling access to and distribution of our solutions and proprietary information, potentially resulting in the unauthorized use or disclosure of our trade secrets and other intellectual property, including to our competitors, which could cause us to lose any competitive advantage resulting from this intellectual property. Further, these agreements do not prevent our competitors or partners from independently developing technologies that are substantially equivalent or superior to our solutions. In addition, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property.

To protect our intellectual property rights, we may be required to spend significant resources to monitor, protect and defend these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology against unauthorized copying or use, as well as any costly litigation or diversion of our management's attention and resources, could delay further sales or the implementation of our solutions, impair the functionality of our solutions, delay introductions of new features, integrations, and capabilities, result in our substituting inferior or more costly technologies into our solutions, or injure our reputation. In addition, we may be required to license additional technology from third parties to develop and market new features, integrations, and capabilities, and we cannot be certain that we could license that technology on commercially reasonable terms or at all, and our inability to license this technology could harm our ability to compete.

We may in the future be subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

We may in the future become subject to intellectual property disputes. Lawsuits are time-consuming and expensive to resolve and they divert management's time and attention. We cannot predict the outcome of lawsuits and cannot assure you that the results of any such actions will not have an adverse effect on our business, operating results, or financial condition. During litigation, we may become subject to provisional rulings, including preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle legal disputes on terms that are unfavorable to us. Furthermore, such disputes, even those without merit, may subject us to an unfavorable judgment that we may not choose to appeal or that may not be reversed upon appeal. In such a situation, we could be required to pay substantial damages or license fees to third party patent owners. In addition, we may also be required to modify, redesign, reengineer, or rebrand our solutions, or stop making, licensing, or providing solutions that incorporate the asserted intellectual property. Alternatively, we may enter into a license agreement to continue practices found to be in violation of a third party's rights. If we are required, or choose to enter into, royalty or licensing arrangements, such arrangements may not be available on reasonable terms or at all. In addition, we may also be contractually obligated to indemnify our clients in the event of infringement of a third party's intellectual property rights.

Our use of "open source" software could negatively affect our ability to offer and sell access to our solutions and subject us to possible litigation.

We use open source software in our solutions and expect to continue to use open source software in the future. There are uncertainties regarding the proper interpretation of and compliance with open source licenses, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to use such open source software, and consequently to provide or distribute our solutions. Although use of open source software has historically been free, several open source providers have begun to charge license fees for use of their software. If our current open source providers were to begin to charge for these licenses or increase their license fees significantly, this would increase our research and development costs and have a negative impact on our results of operations and financial condition.

Additionally, we may from time to time face claims from third parties claiming ownership of, or seeking to enforce the terms of, an open source license, including by demanding release of source code for the open source software, derivative works or our proprietary source code that was developed using, or that is distributed with, such open source software. These claims could also result in litigation and could require us to make our proprietary software source code freely available, require us to devote additional research and development resources to change our solutions or incur additional costs and expenses, any of which could result in reputational harm and would have a negative effect on our business and operating results. In addition, if the license terms for the open source software we utilize change, we may be forced to reengineer our solutions or incur additional costs to comply with the changed license terms or to replace the affected open source software. Further, use of certain open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software or indemnification for third party infringement claims. Although we have implemented policies to regulate the use and incorporation of open source software into our solutions, we cannot be certain that we have not incorporated open source software in our solutions in a manner that is inconsistent with such policies.

Indemnity and liability provisions in various agreements potentially expose us to substantial liability for intellectual property infringement, data protection, and other losses.

Our agreements with some of our technology partners and certain clients include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, data protection, damages caused by us to property or persons, or other liabilities relating to or arising from our solutions or other contractual obligations. Some of these indemnity agreements provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. Large indemnity payments could harm our business, operating results, and financial condition. We may incur substantial liability, and we may be required to cease use of certain functions of our solutions, as a result of intellectual property related claims. Any dispute with a client or technology partner with respect to these obligations could have adverse effects on our relationship with that client or technology partner and other existing or new clients or technology partners, and harm our business and operating results. In addition, although we carry insurance, our insurance may not be adequate to indemnify us for all liability that may be imposed, or otherwise protect us from liabilities or damages with respect to claims alleging compromises of client or clients' customer data, and any such coverage may not continue to be available to us on acceptable terms or at all.

New or revised tax regulations, unfavorable resolution of tax contingencies or changes to enacted tax rates could adversely affect our tax expense.

As a multinational organization, we may be subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application, interpretation and enforcement of which can be uncertain. Changes in tax laws or their interpretations could result in changes to enacted tax rates and may require complex computations to be performed that were not previously required, significant judgments to be made in interpretation of the new or revised tax regulations and significant estimates in calculations, as well as the preparation and analysis of information not previously relevant or regularly produced. Future changes in enacted tax rates could negatively affect our results of operations.

For example, the Inflation Reduction Act of 2022 includes a minimum tax equal to fifteen percent of the adjusted financial statement income of certain corporations as well as a one percent excise tax on share buybacks, effective for tax years beginning in 2023. When effective, it is possible that the minimum tax could result in an additional tax liability over the regular federal corporate tax liability in a given year based on differences between book and taxable income (including as a result of temporary differences).

The vast majority of states have considered or adopted laws that impose tax collection obligations on out-of-state companies. States where we have nexus may require us to calculate, collect, and remit taxes on sales in their jurisdiction. Additionally, the Supreme Court of the United States ruled in South Dakota v. Wayfair, Inc. et al (Wayfair) that online sellers can be required to collect sales and use tax despite not having a physical presence in the buyer's state. In response to Wayfair, or otherwise, states or local governments may enforce laws requiring us to calculate, collect, and remit taxes on sales in their jurisdictions. We may be obligated to collect and remit sales and use tax in states in which we have not collected and remitted sales and use tax. A successful assertion by one or more states requiring us to collect taxes where we historically have not or presently do not do so could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments or local governments of sales tax collection obligations on out-of-state sellers could also create additional administrative burdens for us, put us at a perceived competitive disadvantage if they do not impose similar obligations on our competitors, and decrease our future sales, which could adversely affect our business and operating results.

Relevant foreign taxing authorities may disagree with our determinations as to whether we have established a taxable nexus, often referred to as a "permanent establishment", or the income and expenses attributable to specific jurisdictions. In addition, these authorities may take aggressive tax recovery positions that the funds flows we process are subject to value added tax or goods and services tax. If disagreements with relevant taxing authorities on other unknown matters were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Our tax returns and positions are subject to review and audit by federal, state, local and international taxing authorities. An unfavorable outcome to a tax audit could result in higher tax expense, thereby negatively affecting our results of operations and cash flows. We have recognized estimated liabilities on the balance sheet for material known tax exposures relating to deductions, transactions and other matters involving some uncertainty as to the proper tax treatment of the item. These liabilities reflect what we believe to be reasonable assumptions as to the likely final resolution of each issue if raised by a taxing authority. While we believe that the liabilities are adequate to cover reasonably expected tax risks, there can be no assurance that, in all instances, an issue raised by a tax authority will be finally resolved at a financial amount no more than any related liability. An unfavorable resolution, therefore, could negatively affect our financial position, results of operations and cash flows in the current and/or future periods.

Our ability to use our net operating losses (NOLs) to offset future taxable income may be subject to certain limitations.

As of December 31, 2024, we had U.S. federal NOL carryforwards of approximately $57.9 million and state NOL carryforwards of approximately $88.3 million. The federal and material state NOL carryforwards will begin to expire in 2030 and 2029, respectively. In general, under Sections 382 and 383 of the United States Internal Revenue Code of 1986, as amended (Code), a corporation that undergoes an "ownership change" is subject to limitations on its ability to utilize its pre-change NOLs and other tax attributes such as research tax credits to offset future taxable income. An "ownership change" pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of the company's stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Future changes in our stock ownership, many of which are outside of our control, could result in an ownership change under Sections 382 or 383 of the Code. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations.

During 2022, the Company completed a Section 382 study and as a result of the ownership changes identified, $1.6 million of Flywire's NOLs and $0.2 million of Simplee's NOLs will expire unutilized, assuming sufficient taxable income is generated in the future. In 2024, the Company completed its refresh of the Section 382 study through the 2023 tax year and there are no additional limitations in using federal and state NOL carryforwards.

Under the Tax Cuts and Jobs Act enacted in 2017 as modified by the Coronavirus Aid, Relief, and Economic Security Act enacted in 2020, U.S. federal NOL carryforwards generated in taxable periods beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such NOL carryforwards in taxable years beginning after December 31, 2020 is limited to 80% of taxable income. In addition, federal NOLs arising in tax years ending after December 31, 2017 can be carried forward indefinitely, but carryback is generally prohibited. NOLs generated in tax years beginning before January 1, 2018 will not be subject to the taxable income limitation, and NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and twenty-year carryforward period. Deferred tax assets for NOLs will need to be measured at the applicable tax rate in effect when the NOL is expected to be utilized. Similar rules may apply under state tax laws. The changes in the carryforward/carryback periods as well as the new limitation on use of NOLs may significantly impact our valuation allowance assessments for NOLs generated after December 31, 2017.

Risks Related to Being a Public Company

As a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting, and if we fail to continue to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable laws and regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), the Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley Act), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank), the listing requirements of The Nasdaq Global Select Market (Nasdaq), and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time consuming, or costly, and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. It may requires significant resources and management oversight to maintain and, if necessary, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard. As a result, management's attention may be diverted from other business concerns, which could adversely affect our business and operating results. To comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which would increase our costs and expenses.

As a "large accelerated" filer, we are required, pursuant to Section 404 of the Sarbanes-Oxley Act (Section 404), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to maintain our internal controls, implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting and our independent registered public accounting firm is required to issue an opinion on the effectiveness of our internal control over financial reporting. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404. Furthermore, we will also have to file a more expansive proxy statement and are subject to shorter filing deadlines, which will require additional time and expense as well.

An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation. We are required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we have undertaken and expect to need to continue to undertake various actions, such as implementing new internal controls and procedures, hiring risk professionals, accounting and internal audit staff, and engaging outside consultants, which will increase our operating expenses.

We are actively engaged in the ongoing costly process of maintaining compliance with Section 404. We may not be able to complete our evaluation, testing, and any required remediation in a timely fashion. During the evaluation and testing process, if we identify material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal control over financial reporting is effective.

If we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion on the effectiveness of our internal control, including as a result of a material weakness, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Increased scrutiny from investors and others or changes in regulations regarding our environmental, social, governance, or sustainability responsibilities could result in additional costs or risks and adversely impact our reputation, employee retention, and willingness of partners, clients or our clients' customers to do business with us.

Investor advocacy groups, certain institutional investors, investment funds, other market participants, stockholders, and consumer groups have focused increasingly on ESG or "sustainability" practices of companies. These parties have placed increased importance on the implications of the social cost of their investments. We have convened a cross-functional working group to further enhance our commitment to sustainability and ESG, and recognize the importance of communicating our progress on ESG to our stakeholders. As part of its responsibilities, our ESG working group is assessing opportunities for communicating progress on our priority initiatives. However, if our ESG practices do not meet (or are viewed as not meeting) investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation and employee retention may be negatively impacted, including based on an assessment of our ESG practices. Any sustainability report that we publish or sustainability disclosure we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, community involvement, environmental compliance, employee health and safety practices, cybersecurity and privacy, human capital management, and workforce management. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. Also, our failure, or perceived failure, to meet the standards included in any sustainability disclosure could negatively impact our reputation, employee retention, and the willingness of our partners, clients or our clients' customers to do business with us.

In addition, increasing governmental interest in, and public awareness of, the impacts and effects of climate change and greater emphasis on sustainability by federal, state, and international governments could lead to further regulatory efforts to address the carbon impact of housing and travel. In particular, the current regulatory landscape regarding climate change (including disclosure requirements and requirements regarding energy and water use and efficiency), both within the United States and in many other locations where we operate worldwide, is evolving at a pace, and is likely to continue to develop in ways, that require our business to adapt. Many U.S. states, either individually or through multi-state regional initiatives, have begun to address greenhouse gas emissions, including disclosure requirements relating thereto, and some U.S. states have also adopted various ESG-related efforts, initiatives and requirements. As a result, governments may enact new laws and regulations and/or view matters or interpret laws and regulations differently than they have in the past, including laws and regulations which are responsive to ESG trends or otherwise seek to reduce the carbon emissions relating to travel and set minimum energy efficiency requirements, which could materially adversely affect our business, results of operations, and financial condition. The legislative landscape continues to be in a state of constant change as well as legal challenge with respect to these laws and regulations, making it difficult to predict with certainty the ultimate impact they will have on our business in the aggregate.

We will continue to incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will continue to incur significant legal, accounting, and other expenses as a result of operating as a public company, which increased during 2023 as a result of becoming a "large accelerated" filer. The Sarbanes-Oxley Act, Dodd-Frank, the listing requirements of the Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel devote a substantial amount of time to compliance with these requirements and interacting with public company investors and securities analysts. These obligations and constituents require significant attention from our management team and could divert their attention away from the day-to-day management of our business, which could harm our business, operating results, and financial condition. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

Risks Related to Ownership of Our Common Stock

The price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the price you paid for them.

An active or liquid market in our common stock may not be sustainable.

The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

- overall performance of the equity markets;

- our operating performance and the performance of other similar companies;

- delays in the roll out of new solutions;

- changes in our projected operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;

- regulatory actions with respect to our payment solutions;

- regulatory or legal developments in the United States and other countries, including the priorities of the U.S. presidential administration and related changes in laws, regulations or policies;

- the level of expenses related to our solutions;

- announcements of acquisitions, strategic alliances or significant agreements by us or by our competitors;

- developments or disputes concerning patent applications, issued patents or other intellectual property or proprietary rights;

- recruitment or departure of key personnel;

- the economy as a whole and market conditions in our industry;

- political or social unrest, war or other military conflict, including an escalation of the conflict between Russia and Ukraine, or between Israel and Hamas (or other combatants in the region), respectively, economic instability, repression, or human rights issues;

- variations in our financial results or the financial results of companies that are perceived to be similar to us;

- financing or other corporate transactions, or inability to obtain additional funding;

- restrictions that negatively impact international travel, study or commerce;

- changes in the structure of payment systems;

- effects of ongoing United States-China and Canada-India diplomatic and trade friction;

- trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock;

- the size of our market float; and

- any other factors discussed in this Annual Report on Form 10-K and our other SEC filings.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies.

Concerns over economic recession, heightened interest rates and inflation, supply chain delays and disruptions, priorities of the U.S. presidential administration and Congress and related changes in laws, regulations or policies, trade wars, unemployment, or prolonged government shutdown may contribute to increased volatility and diminished expectations for the economy and markets. Additionally, concern over geopolitical issues may also contribute to prolonged market volatility and instability. For example, the conflict between Russia and Ukraine could lead to disruption, instability and volatility in global markets and industries. The U.S. government and other governments in jurisdictions have imposed severe economic sanctions and export controls against Russia and Russian interests, have removed Russia from the SWIFT system, and have threatened additional sanctions and controls. The full impact of these measures, as well as potential responses to them by Russia, is unknown.

Our business and operations could be negatively affected by securities litigation or stockholder activism.

From time to time, we may be subject to securities class actions, derivative suits or other securities-related legal actions.

In the past, securities class action litigation have often been brought against a company following a decline in the market price of its securities. In addition, stockholder activism, which could take many forms and arise in a variety of situations, has been increasing recently, and new universal proxy rules could significantly lower the cost and further increase the ease and likelihood of stockholder activism. This risk is especially relevant for us because technology companies have experienced significant stock price volatility in recent years. Volatility in our stock price or other reasons may in the future cause us to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs, including significant legal fees and other expenses, and divert our management and board of directors' attention and resources from our business. Additionally, securities litigation and stockholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with clients and business partners, adversely affect our reputation, and make it more difficult to attract and retain qualified personnel. Our stock price could also be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

Any claims or litigation, even if fully indemnified or insured, could adversely affect our relationships with clients and business partners, damage our reputation, decrease client or their customers' demand for our solutions and make it more difficult to attract and retain qualified personnel, making it more difficult for us to compete effectively. In addition, lawsuits or legal claims involving us may increase our insurance premiums, deductibles or co-insurance requirements or otherwise make it more difficult for us to maintain or obtain adequate insurance coverage on acceptable terms, if at all. Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions, as well as caps on amounts recoverable. Even if we believe that a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery. Our exposure under these matters may also include our indemnification obligations, to the extent that we have any, to current and former officers and directors against losses incurred in connection with these matters, including reimbursement of legal fees and other expenses.

As a result, lawsuits involving us, or our officers or directors, could have a material adverse effect on our business, reputation, financial condition, results of operations, liquidity and the trading price of our common stock.

We may allocate our cash and cash equivalents in ways that you and other stockholders may not approve.

Our management has broad discretion in the application of our cash and cash equivalents. Because of the number and variability of factors that determine our use of our cash and cash equivalents, their ultimate use may vary substantially from their currently intended use. Our management might not apply cash and cash equivalents in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest our cash and cash equivalents in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply our cash and cash equivalents in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We cannot guarantee that our repurchase program will be fully implemented or that it will enhance stockholder value, and share repurchases could affect the price of our common stock.

In August 2024, we announced that our Board of Directors authorized a share repurchase program, or the Repurchase Program, pursuant to which we may, from time to time, purchase shares of our Voting and Non-voting common stock for an aggregate purchase price not to exceed $150 million. As of December 31, 2024, approximately $104.9 million remained available for repurchases under the Repurchase Program. Repurchases under the Repurchase Program may be made through a variety of methods and are subject to market and business conditions, levels of available liquidity, cash requirements for other purposes, regulatory, and other relevant factors. The timing, pricing, and size of share repurchases will depend on a number of factors, including price, corporate and regulatory requirements, and general market and economic conditions. The Repurchase Program does not obligate us to repurchase any minimum dollar amount or number of shares, and may be suspended or discontinued by our Board of Directors at any time, which may result in a decrease in the price of our common stock.

Repurchases under the Repurchase Program will decrease the number of outstanding shares of our common stock and therefore could affect the price of our common stock and increase its volatility. The existence of the Repurchase Program could also cause the price of our common stock to be higher than it would be in the absence of such a program and could reduce the market liquidity for our common stock. Repurchases under the Repurchase Program will diminish our cash reserves, which could impact our ability to further develop our business and service our indebtedness. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our common stock may decline below the levels at which we repurchased such shares. Any failure to repurchase shares after we have announced our intention to do so may negatively impact our reputation and investor confidence in us and may negatively impact our common stock price. Although the Repurchase Program is intended to enhance long-term stockholder value, short-term price fluctuations could reduce the program's effectiveness.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

Sales of substantial amounts of our common stock in the public markets could cause the market price of our common stock to decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, or if there is a large number of shares of our common stock available for sale and the market perceives that sales will occur. We had a total of 122,182,878 shares of our voting common stock and 1,873,320 shares of our non-voting common stock outstanding as of December 31, 2024. Other than shares held by directors, executive officers and other affiliates that are subject to volume limitations under Rule 144 under the Securities Act and various vesting agreements, these shares of common stock generally are freely tradable without restrictions or further registration under the Securities Act.

Certain of our stockholders will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders, subject to market standoff and lock-up agreements. We registered shares of common stock that we have issued and may issue under our equity incentive plans. These shares will be able to be sold freely in the public market upon issuance, subject to securities laws.

The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

The concentration of our stock ownership will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

As of December 31, 2024, our current executive officers, directors and the holders of more than 5% of our outstanding voting and non-voting common stock, in the aggregate, beneficially owned a significant percentage of our outstanding voting and non-voting common stock. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate actions might be taken even if other stockholders oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

We do not intend to pay dividends on our common stock, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

We have never declared or paid any cash dividend on our common stock and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain all available funds and any future earnings for reinvestment to fund the development, operation, expansion and growth of our business and to fund our Repurchase Program and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, our senior secured revolving credit syndication loan currently prohibits us from paying dividends on our equity securities, and any future debt financing arrangement may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our common stock. Any return to stockholders will therefore be limited to the appreciation of their stock. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law (DGCL) may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may make the acquisition of our company more difficult, including the following:

- a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

- the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

- the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

- the requirement that a special meeting of stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors or our chief executive officer, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- the requirement for the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation or our amended and restated bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt; and

- advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the DGCL. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or FlyMates.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to claims brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation provides further that the federal district courts of the United States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. These choices of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other FlyMates and may discourage these types of lawsuits. Furthermore, the enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive-forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. If a court were to find the exclusive-forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Flywire recognizes the critical importance of developing, implementing and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity, and availability of our and our client's data.

Risk Management and Strategy

Managing Material Risks and Integrated Overall Risk Management

Flywire has strategically integrated cybersecurity risk management into our broader risk management framework to promote a company-wide culture of cybersecurity risk management. This integration is designed to ensure that cybersecurity considerations are an integral part of our decision-making processes at every level. Our security and risk management team works closely with our IT department to continuously evaluate and address cybersecurity risks in alignment with our business objectives and operational needs.

Engage Third-parties on Risk Management

Recognizing the complexity and evolving nature of cybersecurity threats, Flywire engages with a range of external experts, including cybersecurity assessors, consultants and auditors in evaluating and testing our risk management systems. These partnerships enable us to leverage specialized knowledge and insights to help ensure our cybersecurity strategies and processes remain at the forefront of industry best practices. Our collaboration with these third-parties includes regular audits, threat assessments and consultation on security enhancements.

Oversee Third-party Risk

Flywire implements stringent processes to oversee and manage the risks associated with third-party service providers. We conduct thorough security assessments of all third-party providers before engagement and maintain ongoing monitoring to ensure compliance with our cybersecurity standards. The monitoring includes annual assessments by our Chief Information Security Officer (CISO) and on an ongoing basis by our security and risk management team and our security engineers. This approach is designed to mitigate risks related to data breaches or other security incidents originating from third-parties.

Risks from Cybersecurity Threats

We have not encountered cybersecurity challenges that have materially impaired our operations or financial standing.

Governance

Our Board of Directors is acutely aware of the critical nature of managing risks associated with cybersecurity threats. Our Board has established robust oversight mechanisms to ensure effective governance in managing risks associated with cybersecurity threats because we recognize the significance of these threats to our operational integrity and stakeholder confidence.

Board of Directors Oversight

Our Audit Committee is central to the Board's oversight of cybersecurity risks and bears the primary responsibility for this domain. The Audit Committee is composed of board members with diverse expertise including risk management, technology and finance, which we believe equips them to oversee cybersecurity risks effectively.

Management's Role Managing Risk

The CISO, General Counsel & Chief Compliance Officer (GC & CCO), Chief Operating Officer (COO) and the Chief Executive Officer (CEO) play a pivotal role in informing the Audit Committee on cybersecurity risks. They provide comprehensive briefings to the Audit Committee on a quarterly basis. These briefings encompass a broad range of topics, including:

- Current cybersecurity landscape and emerging threats;

- Status of ongoing cybersecurity initiatives and strategies;

- Incident reports and learnings from any cybersecurity events;

- Risk mitigation efforts and insurance; and

- Compliance with regulatory requirements and industry standards.

In addition to our scheduled meetings, the Audit Committee, CISO, GC & CCO, COO and CEO maintain an ongoing dialogue regarding emerging or potential cybersecurity risks. Together, they receive updates on any significant developments in the cybersecurity domain, ensuring the Board's oversight is proactive and responsive. The Audit Committee actively participates in strategic decisions related to cybersecurity, offering guidance and approval for major initiatives. This involvement ensures that cybersecurity considerations are integrated into the broader strategic objectives of Flywire. Our Audit Committee conducts an annual review of our cybersecurity posture and the effectiveness of its risk management strategies. This review helps in identifying areas for improvement and ensuring the alignment of cybersecurity efforts with the overall risk management framework.

Risk Management Personnel

Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with the CISO. With over 30 years of experience in the field of cybersecurity, the CISO brings a wealth of expertise to her role. Her background includes extensive experience as an enterprise CISO and she is well-recognized within the industry. Her in-depth knowledge and experience are instrumental in developing and executing our cybersecurity strategies. Our CISO oversees our governance programs, tests our compliance with standards, remediates known risks, and leads our employee training program.

Monitor Cybersecurity Incidents

The CISO is continually informed about the latest developments in cybersecurity, including potential threats and innovative risk management techniques. This ongoing knowledge acquisition is crucial for the effective prevention, detection, mitigation and remediation of cybersecurity incidents. The CISO implements and oversees processes for the regular monitoring of our information systems. This includes the deployment of advanced security measures and regular system audits to identify potential vulnerabilities. In the event of a cybersecurity incident, the CISO is equipped with a well-defined incident response plan. This plan includes immediate actions to mitigate the impact and long-term strategies for remediation and prevention of future incidents and is subject to periodic testing for effectiveness of response and remediation.

Reporting to Management and Board of Directors

Our CISO, in her capacity, regularly informs our Chief Financial Officer (CFO), GC & CCO, COO and CEO of all aspects related to cybersecurity risks and incidents. This ensures that the highest levels of management are kept abreast of the cybersecurity posture and potential risks facing Flywire. Furthermore, our CISO reports to the Board of Directors at a minimum twice a year, ensuring that they have comprehensive oversight and can provide guidance on significant cybersecurity matters, and strategic risk management decisions.

Item 2. Properties

Our corporate headquarters are located in Boston, Massachusetts, where we occupy facilities totaling 10,946 square feet under a lease that expires in June 2027. We use these facilities for administration, finance, legal, compliance, human resources, global payments, IT, sales and marketing, engineering, and customer success.

We maintain other leased locations in the United States and throughout the world. We intend to procure additional space as we strategically add FlyMates and expand geographically. We believe that our facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any such expansion of our operations.

Item 3. Legal Proceedings

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, including patent, commercial, product liability, employment, class action, whistleblower, and other litigation and claims, as well as governmental and other regulatory investigations and proceedings. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. We are not currently a party to any legal proceedings that we believe to be material, individually or in the aggregate, to our business or consolidated financial statements. The results of any future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

In the course of enhancing our sanctions compliance function, we initiated an internal review that identified issues related to our compliance with sanctions, including payments that may have originated from sanctioned jurisdictions or sanctioned persons. Although Flywire continues to evaluate whether these or other transactions constitute potential violations of OFAC sanctions (including whether certain of these payments may have been authorized by general licenses or license exemptions under the relevant sanctions regulations), Flywire has made voluntary submissions to OFAC to report apparent violations and provide supplemental information. Flywire is currently engaging with OFAC to resolve these matters. Based upon the results of the internal investigation completed to date, we do not believe that the amount of any loss incurred as a result of this matter would be material to our business, financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our voting common stock trades on the Nasdaq Global Select Market under the symbol "FLYW." Our non-voting common stock is not listed on any stock exchange nor traded on any public market.

Holders of Record

As of February 21, 2025, there were approximately 25 holders of record of our voting common stock. This number does not include beneficial owners whose shares are held by nominees in street name. As of February 21, 2025, there was 1 holder of record of our non-voting common stock.

Dividend Policy

We have never declared nor paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for reinvestment to fund the development, operation, expansion and growth of our business and to fund our Repurchase Program, and do not expect to pay any dividends on our capital stock in the foreseeable future. Any future determination relating to our dividend policy will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. In addition, the terms of our revolving credit syndication loan restrict our ability to pay dividends.

Stock Performance Graph

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, or otherwise subject to the liabilities under the Securities Act or Exchange Act, except to the extent that we specifically incorporate it by reference into such filing.

The following graph depicts the total cumulative stockholder return on our common stock from May 26, 2021, the first day of trading of our common stock on the Nasdaq Global Select Market, through December 31, 2024, relative to the performance of the S&P 500 Index and S&P 500 IT Index. The graph assumes an initial investment of $100.00 at the close of trading on May 26, 2021 and that all dividends paid by companies included in these indices have been reinvested. The performance shown in the graph below is not intended to forecast or be indicative of future stock price performance.



Recent Sales of Unregistered Equity Securities

During the quarter ended December 31, 2024, we issued an aggregate of 41,998 shares of common stock (the Shares) as a stock-based compensation associated with the retention of a key employee of StudyLink. The key employee was not a "U.S. person", as defined in Rule 902 of Regulation S under the Securities Act, and the issuance was exempt from the registration requirements of the Securities Act under Regulation S. The certificates evidencing the Shares are endorsed with a restrictive Securities Act legend.

Issuer Purchases of Equity Securities

The following table summarizes the repurchases of voting common stock during the three months ended December 31, 2024 (in thousands, except shares and per share amounts):

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs
October 1, 2024 - October 31, 2024	69,798	$ 15.83	69,798	$ 126,012
November 1, 2024 - November 30, 2024	160,912	$ 21.77	160,912	$ 122,509
December 1, 2024 - December 31, 2024	864,894	$ 20.38	864,894	$ 104,887
Total	1,095,604		1,095,604	

(1) All shares were repurchased in open market transactions pursuant to a share repurchase program to repurchase up to $150 million of our outstanding voting and non-voting common stock for an indefinite period (the Repurchase Program). The Repurchase Program was authorized by our board of directors and publicly announced on August 6, 2024. Repurchases under the Repurchase Program may be made from time to time through open market purchases, in privately negotiated transactions or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Exchange Act, in accordance with applicable securities laws and other restrictions, including Rule 10b-18. For additional information on our Repurchase Program, see *Note 12 - Stockholders' Equity* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

(2) Average price paid per share includes related commissions, but excludes the 1% excise tax accrued on our share repurchases as a result of the Inflation Reduction Act of 2022.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K. Some of the information contained in this Annual Report on Form 10-K includes forward-looking statements that involve risks and uncertainties. You should read the sections titled "Special Note Regarding Forward-Looking Statements" and "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our fiscal year end is December 31, and our fiscal quarters end on March 31, June 30, September 30, and December 31.

Overview

Flywire is a leading global payments enablement and software company. Our next-gen payments platform, proprietary global payment network and vertical-specific software help our clients get paid and help their customers pay with ease—no matter where they are in the world. Our clients rely on us for integrated solutions that are both global and local, and combine tailored invoicing, flexible payment options, and highly personalized omni-channel experiences. We believe we make generational advances for our clients by transforming payments into a source of value and growth for their organizations while delighting their customers with payment experiences that are engaging, secure, fast, and transparent.

Our *Flywire Advantage* is derived from three core elements: (i) our next-gen payments platform; (ii) our proprietary global payment network; and (iii) our vertical-specific software backed by our deep industry expertise. With our *Flywire Advantage*, we aim to power the transformation of our clients' accounts receivable functions by automating paper and check-based business processes in addition to creating interactive, digital payment experiences for their customers. As a result, clients who implement our payments and software solutions can see increased digital payments and improved accounts receivable, higher enrollment in payment plans, and a reduction in customer support inquiries. We help our clients turn their accounts receivable functions into strategic, value-enhancing areas of their organizations.

We reach clients through various channels, with our direct channel being our primary go-to-market strategy. Our industry-experienced sales and relationship management teams bring expertise and local reach, and our solution combines high-tech and high-touch functions backed by 24x7 multilingual customer support, resulting in high client and customer satisfaction. In addition, the value of our Flywire Advantage has been recognized, with global financial institutions and technology providers choosing to form channel partnerships with us. These partnerships promote organic referral and lead generation opportunities and enhance our indirect sales strategy.



CLIENTS OVER TIME

Client count as of year end

The combination of our differentiated solution and efficient go-to-market strategy has resulted in strong and consistent client growth.

- **Rapid domestic and international payments volume growth.** We have grown our total payment volume by approximately 24% period-over-period from $24.0 billion during the year ended December 31, 2023 to $29.7 billion during the year ended December 31, 2024. We have grown our total payment volume by approximately 33% period-over-period from $18.1 billion during the year ended December 31, 2022 to $24.0 billion during the year ended December 31, 2023.

- **Expanded global payments network.** We have continued to add to the capabilities of our payment network by means of new local bank accounts and payment partners, and have expanded our global reach to over 240 countries and territories and more than 140 currencies.

- **Strong dollar-based net retention.** For the year ended December 31, 2024, our annual net dollar-based retention rate was approximately 114%. For the year ended December 31, 2023, our annual net dollar-based retention rate was approximately 125%. For the year ended December 31, 2022, our annual net dollar-based retention rate was approximately 124%. We calculate the annual net dollar-based retention rate for a given year based on the weighted average of the quarterly net dollar-based retention rates for each quarter in that year. We calculate the quarterly net dollar-based retention rate for a given quarter by dividing the revenue we earned in that quarter by the revenue we earned from the same clients in the corresponding quarter of the previous year. Our calculation of quarterly net dollar-based revenue rate for a given quarter only includes revenue from clients that were clients at the beginning of the corresponding quarter of the previous year.

As of December 31, 2024, we serve approximately 4,500 clients around the world, excluding clients acquired from the Invoiced acquisition. In education, we serve more than 3,100 institutions. In healthcare, we power more than 100 healthcare systems, including four of the top 10 healthcare systems in the United States ranked by hospital size as of December 31, 2024. In our travel and B2B verticals, we have a growing portfolio of approximately 1,300 clients as of December 31, 2024.

Our success in building our client base around the world and expanding utilization by our clients' customers has allowed us to achieve significant scale. We enabled over $29.7 billion and over $24.0 billion in total payment volume during the years ended December 31, 2024 and 2023, respectively. We generated revenue of $492.1 million, $403.1 million and $289.4 million for the years ended December 31, 2024, 2023 and 2022, respectively, and incurred net income of $2.9 million for the year ended December 31, 2024 and net losses of $8.6 million and $39.3 million for the years ended December 31, 2023 and 2022.

We believe that the growth of our business and our operating results will be dependent upon many factors, including our ability to add new clients, expand the usage of our solutions by our existing clients and their customers, integrate the businesses and technology platforms that we acquire and increase the breadth and depth of our payments and software capabilities by adding new solutions. While these areas present significant opportunities for us, they also pose challenges and risks that we must successfully address in order to sustain the growth of our business and improve our operating results.

While we have experienced significant growth and increased demand for our solutions over recent periods, we may continue to incur losses in the short term and may not be able to achieve or maintain profitability in the future. Our marketing is focused on generating leads to develop our sales pipeline, building our brand and market awareness, scaling our network of partners and growing our business from our existing client base. We believe that these efforts will result in an increase in our client base, revenues, and improved margins in the long term. To manage any future growth effectively, we must continue to improve and expand our IT and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. Additionally, we face intense competition in our markets, and to succeed, we need to innovate and offer solutions that are differentiated from legacy payment solutions. We must also effectively hire, retain, train, and motivate qualified personnel and senior management. There are also circumstances beyond our control which can materially impact our business that we need to respond to, including, but not limited to fluctuations in exchange rates. If we are unable to successfully address these challenges, our business, operating results, and prospects could be adversely affected.

We had approximately 1,250 full-time FlyMates as of December 31, 2024, compared to approximately 1,200 full-time FlyMates as of December 31, 2023.

2023 Follow-On Public Offering

On August 9, 2023, we entered into an underwriting agreement (Underwriting Agreement) with Goldman Sachs & Co. LLC, as representative of the several underwriters (Underwriters), in connection with the offer and sale of 8,000,000 shares of voting common stock, at a price to the public of $32.00 per share (the Primary Offering). In addition, pursuant to the terms of the Underwriting Agreement, we granted the Underwriters an option to purchase up to 1,200,000 additional shares of common stock (the Option).

The Primary Offering closed on August 14, 2023 and on September 12, 2023, the Underwriters exercised the Option in part and purchased an additional 500,000 shares of voting common stock at a price to the public of $32.00 per share (the Public Offering). We received $260.1 million in net proceeds from the Public Offering, after deducting underwriting discounts and commissions of $10.9 million and other offering costs of $1.1 million.

Recent Acquisition

In August 2024, we acquired all of the issued and outstanding shares of Invoiced for an estimated total aggregate purchase price of approximately $51.7 million, consisting of approximately $47.2 million in cash consideration, net of cash acquired and up to $7.5 million of contingent consideration, with an estimated fair value of $4.5 million on the date of acquisition. The contingent consideration represents additional payments that we may be required to make in the future dependent on the successful achievement of revenue, cross-selling, product and security and IT milestones. During the year ended December 31, 2024, we made a payment of contingent consideration of $1.1 million based on Invoiced's successful and timely achievement of the contracted milestones. Invoiced is a U.S.-based SaaS B2B company that provides accounts receivable software that automates all aspects of billing, collections, payments, reporting and forecasting within a single online platform. The acquisition of Invoiced was intended to accelerate our global expansion in our B2B vertical. Invoiced contributed $2.4 million in platform revenue during the year ended December 31, 2024.

In November 2023, we acquired all of the issued and outstanding shares of StudyLink for an estimated total aggregate purchase price of approximately $35.5 million, consisting of approximately $32.8 million in cash consideration, net of cash acquired and up to $3.9 million of contingent consideration, with an estimated fair value of $2.7 million on the date of acquisition. The contingent consideration represents additional payments that we may be required to make in the future dependent on the successful achievement of revenue, volume, cross-selling and engineering implementation milestones, a portion of which can be paid in the form of cash or shares of common stock, at our option, and is subject to exchange rate fluctuation adjustment between the U.S. Dollar and Australian Dollar. Additional payments in the form of shares of common stock will be made based on the continuing employment of a key employee; accordingly, the fair value of $2.4 million, approximately 84,000 shares of common stock, have been excluded from the purchase consideration. During the years ended December 31, 2024 and 2023, we expensed $1.2 million and $0.2 million, respectively, in stock based compensation associated with retention of the key employee. StudyLink is an Australian-based SaaS education company that provides platforms to education providers to support their student admissions systems and processes, including features such as eligibility assessment, offer generation, recruitment agent and commission management and acceptance processing. The acquisition of StudyLink was intended to accelerate our growth in the Australian higher education market and enhance our value proposition to payers, universities and agents in the higher education ecosystem. StudyLink contributed $7.6 million and $1.4 million in platform revenue during the years ended December 31, 2024 and 2023, respectively.

In July 2022, we acquired all of the issued and outstanding shares of Cohort Go for an estimated aggregate purchase price of $23.1 million, which consisted of $17.1 million in cash consideration, net of cash acquired, $4.3 million in shares of common stock and up to $2.2 million of contingent consideration, with an estimated fair value of $1.7 million on the acquisition date. Subsequent to the acquisition date, at each reporting date, the contingent consideration was remeasured and changes in the fair value resulting from a change in the underlying inputs were recognized in general and administrative expense in the consolidated statements of operations and comprehensive loss. Contingent consideration represented additional payments that Flywire was required to make which was dependent upon Cohort Go's achievement of specific post-acquisition milestones and was subject to exchange rate fluctuation adjustment between the U.S. Dollar and Australian Dollar. During the year ended December 31, 2023 and 2022, we paid $1.7 million and $0.5 million, respectively, in contingent consideration based on Cohort Go's successful and timely achievement of contracted milestones. No additional contingent consideration is due or payable with respect to the Cohort Go acquisition. Cohort Go is an Australian-based education payments provider that simplifies the student recruitment process by bringing together students, agents and essential student services such as health insurance into one platform. The acquisition of Cohort Go accelerated the growth of Flywire's agent related revenue and contributed to our global expansion. Cohort Go contributed $14.5 million in transaction revenue and $9.3 million in platform revenue during the year ended December 31, 2024, $16.6 million in transaction revenue and $10.4 million in platform revenue during the year ended December 31, 2023 and $6.4 million in transaction revenue and $3.3 million in platform revenue during the year ended December 31, 2022.

Our Revenue Model

We generate revenue from transactions and from platform and other fees as described below.

Transaction revenue includes fees earned from payment processing services provided to our clients, which is comprised of processing domestic and cross-border transactions. The fee is generally earned on each transaction through a rate applied to the total payment value of the transaction, which can vary based on the payment method, currency pairs being converted and the geographic region in which our clients and their customers reside. Payment processing services also include fixed fees per transaction, which generally relate to domestic payments processed. It also includes marketing fees from credit card service providers for marketing arrangements in which we perform certain marketing activities to increase the awareness of the credit card provider and promote certain methods of payments, which we consider to be ancillary to the payment processing solutions we provide to our clients.

Platform and other revenues primarily include (i) fees earned for the utilization of our platforms to optimize cash collections and student application processing, which include revenue earned from software subscription fees and usage based fees, (ii) fees for the establishment of payment plans on our payment platform, (iii) fees related to printing, mailing, and other services which we consider to be ancillary to the solutions we provide to our clients, (iv) commissions from insurance providers when an end-user purchases an insurance policy, and (v) revenue from interest earned on funds held for customers in interest-bearing accounts. Platform and other revenues has been referred to as platform and usage based fee revenue in prior filings.

Total Payment Volume

To grow revenue from clients we must facilitate the use of our payment platform by our clients to process the amounts paid to them by their customers. The more our clients use our platform and rely upon our features to automate their payments, the more payment volume is processed on our solution. This metric provides an important indication of the value of the transactions that our clients' customers are completing on our payment platform and is an indicator of our ability to generate revenue from our clients. We define total payment volume as the total amount paid to our clients on our payments platforms in a given period.

Total payment volume is comprised of transaction payment volume and platform and other revenues payment volume. The following tables set forth the increase in our total payment volume, and the payment volume mix between transaction payment volume and platform and other revenues payment volume.

| (dollars in millions) | Year Ended December 31, | | | |
	2024	2023	$ Change	% Change
Transaction payment volume	$23,207.6	$17,670.3	$5,537.3	31%
Platform and other revenues payment volume	6,507.7	6,362.5	145.2	2%
Total payment volume	$29,715.3	$24,032.8	$5,682.5	24%

| (dollars in millions) | Year Ended December 31, | | | |
	2023	2022	$ Change	% Change
Transaction payment volume	$17,670.3	$12,242.6	$5,427.7	44%
Platform and other revenues payment volume	6,362.5	5,835.9	526.6	9%
Total payment volume	$24,032.8	$18,078.5	$5,954.3	33%

Key Factors Affecting Our Performance

Increased Utilization by Our Clients and Their Customers

Our ability to monetize our payments platform and global payment network is an important part of our business model. Today, we charge a fee based on the total payment volume we process on behalf of our clients. Our revenue and payment volume increases as our clients process more transactions on our payment platform and more money is collected through our global payment network. Increased average size of the payments processed on our payment platform also increases our revenue. Our ability to influence clients to process more transactions on our platform will have a direct impact on our revenue.

In addition, sustaining our growth requires continued adoption of our platform by new clients and further adoption of use cases such as payment plans, by our clients' customers. Our ability to influence our clients to expand their customers' usage of our platform also depends on our ability to successfully introduce new solutions, such as our solutions to support payments by international education consultants and our B2B solutions.

Mix of Business on Our Platform

Our revenue is affected by several factors, including the amount of payment volume processed by us on behalf of our clients, the industry in which our clients operate, the currency in which payments are made and received, the method of payment and the number of payment plans initiated by our clients' customers. For example, we recognize more transaction revenue as our clients engage in cross border payment flows which may increase or decrease depending on the industry in which our clients operate. We may experience shifts in the type of revenue we earn (transaction revenue or platform and other revenues) depending on the nature of the activity of our clients and our clients' customers on our platform.

Investment in Technology and Development and Sales and Marketing

We make significant investments in both new solutions and existing solution enhancement. New solution features and functionality are brought to market through a variety of distribution and promotional activities. We plan to continue to adopt emerging technologies, expand our library of software integrations and invest in the development of more features. While we expect our expenses related to technology and development to increase, we believe these investments will contribute to long-term growth and profitability.

Additionally, we plan to continue to expand efforts to market our payment platform and global payment network directly to our clients through comprehensive marketing initiatives. We are focused on the effectiveness of sales and marketing spending and will continue to be strategic in maintaining efficient client acquisition in the next quarters, including adjusting spending levels as needed in response to changes in the economic environment.

Seasonality

Our operating results and operating metrics are subject to seasonality and volatility, which could result in fluctuations in our quarterly revenues and operating results or in perceptions of our business prospects. We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenue, which can vary by geographic corridor and vertical. For instance, our revenue has historically been largest in the third quarter driven by our education peak season. Some variability results from seasonal events including the timing of when our education clients' customers make their tuition payments on our payment platform and the number of business days in a month or quarter. We also experience volatility in certain other metrics, such as transactions processed, total payment volume and payment mix.

Economic Conditions and Resulting Consumer Spending Trends

Changes in macro-level consumer spending for education, healthcare and travel trends, including as a result of inflation or fluctuations in foreign exchange rates, could affect the amounts of volumes processed on our platform, thus resulting in fluctuations to our revenue streams.

Impacts Resulting From Government Changes to International Student Visa Policies

Revenue from our education clients, which primarily includes clients in the United States, Canada, U.K., Europe, and Asia Pacific/Australia, is affected by several factors, including policies enacted by government organizations around the world that cap the issuance of international student visas. In January 2024, the Canadian government announced what at the time appeared to be a temporary intake cap on international student permit applications to stabilize new growth for a period of two years. This cap – intended to address Canada's housing shortage, overburdened health systems, and rising costs of living – has reportedly reduced the number of international students coming to Canada by about 40% since implementation. Building on these changes, the Immigration, Refugees, and Citizenship Canada (IRCC) announced in January 2025 that new study permits for international students will be reduced by 10% from the 2024 target of 485,000 to 437,000 in 2025 and 2026. When first instituted by the IRCC, the cap initially excluded students enrolled in master's and PhD programs, but recent reports indicate that the 2025 and 2026 study permit intake cap will include master's and doctoral students. Additionally, in November 2024, Canada ended its Student Direct Stream (SDS) program for expedited international student visa processing, and international students applying to study in Canada no longer need to prepay tuition to apply for a study permit. These limitations have resulted in a corresponding reduction in payment flows, which had an adverse effect on our business in the fourth quarter of 2024 and which we anticipate will continue to impact our Canada revenues in 2025.

Similarly, since late 2023, the Australian government has taken similar actions to tighten international student visa rules, including an increase in the amount of minimum savings that international students would need to have in order to obtain a visa, raising the standards of the English language proficiency requirements for student and graduate visas, a 125% increase in the visa fee for international students, and the imposition of a ban for holders of visitor visas and students holding temporary graduate visas from applying for a student visa while in Australia. In August 2024, the Australian government announced the setting of a national planning level to apply from January 1, 2025 and which is intended to limit the number of new overseas student places available in Australia – including a ceiling of 270,000 international students for calendar year 2025. However, in December 2024, the government announced a change of course, instead implementing a system to introduce two categories of student visa processing: "high priority" and "standard priority", with all international education providers to receive high priority processing up to 80% of their indicative international student cap. After reaching 80%, the providers will receive standard priority processing. These new Australian government policies, including university quotas, slower visa processing, higher fees, and stricter financial and language requirements, has had an adverse impact on our business in the fourth quarter of 2024 and we anticipate will continue to impact our Australian revenues in 2025.

Other governments where our client institutions are located, including in the U.S., may introduce measures from time to time to manage the growth of the international student population in their respective countries, which may have adverse effects on our business. Our U.S. market saw slower growth in the fourth quarter of 2024 due to shifting visa trends. In addition, there are reports that the new executive administration in the U.S. is likely to closely scrutinize applications for international student visas, adding to uncertainty around the number of students coming to the U.S. to study in the near future. Delays in issuances of visas or visa denials may discourage prospective international students from choosing U.S. institutions as places for study. The existing rules and any introduction of new rules further limiting the attractiveness of international study by the governments of countries where our client institutions are located has and is expected in the near term to continue to adversely impact the growth of our business in the applicable regions.

There is still a degree of uncertainty in terms of the impact the changes to international student visa policy will have on our U.S., Canadian and Australian education markets. We continue to see growth in new customers in our U.S., Canada and Australia education markets, providing a lever to offset some of the expected decline in new incoming international student growth resulting from these government changes to international student visa policies. Our business continues to remain strong amid these visa-related policy shifts, benefiting from our increasingly global and diversified footprint across verticals, sub-sectors, countries, currencies and clients.

Impact of Inflation

Inflation did not have a material effect on our cash flows and results of operations during the year ended December 31, 2024.

Diversified Mix of Clients

We have a wide range of clients across our education, healthcare, travel and B2B verticals. Volumes and revenue from clients in education, our largest vertical, rely on international enrollments and student school preferences, which can fluctuate over time.

Dynamic Changes to Client Communication and Product Solutions

We initiated a series of refinements to our technology and personalization engine to optimize our clients' ability to offer payment plans and communicate effectively and digitally with their customers. Similarly, we configured some of our education payment plan solutions for a very streamlined implementation in support of our clients' requests for affordability solutions for their students that could be deployed with minimal IT involvement. While we continue to invest in our technology and product capabilities, our ability to continue providing streamlined and effective products through our technology platform may impact our ability to retain and win new clients in the future. We believe that our ability to help increase payment affordability has become more critical to our clients as the lack of affordability drives the need for more financial flexibility.

Business Continuity

We have a history of operating losses and while we have experienced significant revenue growth in recent years and achieved profitability on a GAAP basis in prior quarters, we are not certain whether or when we will obtain a high enough volume of revenue to sustain or increase our growth or achieve or maintain profitability in the future. We also expect our costs and expenses to increase in future periods, which could negatively affect our future operating results if our revenue does not increase. In particular, we intend to continue to strategically invest in headcount, to further develop our solutions, including introducing new functionality, and to expand our marketing programs and sales teams to drive new client adoption, expand strategic partner integrations, and support international and industry expansion. Our operating results are also impacted by the mix of our revenue generated from our different revenue sources, which include transaction revenue and platform and other fee revenue. Changes in our revenue mix from quarter to quarter, including those derived from cross-border or domestic currency transactions, will impact our margins, and we may not be able to grow our gross margin adequately to achieve or sustain profitability. In addition, the mix of payment methods utilized by our clients' customers may have an impact on our margins given that our costs associated with certain payment methods, such as credit cards, are higher than other payment methods accepted by our solutions, such as bank transfers. We are addressing operating losses by making continued improvements designed to create operating efficiencies and a focus on cost discipline. We believe these improvements along with strong gross margins and cash flows from operations will help us achieve our goal of generating positive annual GAAP net income in the future.

With the ongoing conflict involving Israel, we continue to engage in active workforce planning to help Israeli FlyMates support the business without interruption and implement safety measures for FlyMates in Israel.

Components of Results of Operations

Revenue

We generate revenue from transactions and from platform and other fees as described under "Our Revenue Model".

Payment Processing Services Costs

Payment processing services costs consist of costs incurred to process payment transactions which include banking and credit card processing fees, foreign currency translation costs, partner fees, personnel-related expenses for our FlyMates who facilitate these payments and personnel related expenses for our FlyMates who provide implementation services to our clients. We expect that payment processing services costs will increase in absolute dollars but may fluctuate as a percentage of total revenue from period to period, as we continue to invest in scaling our processing operations and grow our revenue base.

Technology and Development

Technology and development includes (a) costs incurred in connection with the development of our solution and the improvement of existing solutions, including the amortization of software and website development costs incurred in developing our solution, which are capitalized, and acquired developed technology, (b) site operations and other infrastructure costs incurred, (c) amortization related to capitalized cost to fulfill a contract, (d) personnel-related expenses, including salaries, stock based compensation and other expenses, (e) hardware and software engineering, consultant services and other costs associated with our technology platform and products, (f) research materials and facilities, and (g) depreciation and maintenance expense.

We believe delivering new functionality is critical to attract new clients and expand our relationship with existing clients. We expect to continue to make investments to expand our solutions in order to enhance our clients' experience and satisfaction, and to attract new clients. We expect our technology and development expenses to increase in absolute dollars, but they may fluctuate as a percentage of total revenue from period to period as we expand our technology and development team to develop new solutions and enhancements to existing solutions.

Selling and Marketing

Selling and marketing expenses consist of personnel-related expenses, including stock-based compensation expense, sales commissions, amortization of acquired client relationship intangible assets, marketing program expenses, travel related expenses and costs to market and promote our solutions through advertisements, marketing events, partnership arrangements, and direct client acquisition.

We focus our sales and marketing efforts on generating awareness of our business, platform, and solutions, creating sales leads, and establishing and promoting our brand. We plan to continue investing in sales and marketing efforts by driving our go-to-market strategies, building our brand awareness, and sponsoring additional marketing events; however, we will adjust our sales and marketing spend level as needed, and this may fluctuate from period to period, in response to changes in the economic environment.

General and Administrative

General and administrative expenses consist of personnel-related expenses, including stock-based compensation expense for finance, risk management, legal and compliance, human resources and IT functions, costs incurred for external professional services, as well as rent, and facility and insurance costs. We expect to incur additional general and administrative expenses as we continue to invest in our planned growth of our business. We also expect to increase the size of our general and administrative functions to support the growth in the business, and to operate as a public company. As a result, we expect that our general and administrative expenses will increase in absolute dollars but may fluctuate as a percentage of total revenue from period to period.

Interest Expense

Interest expense consists of interest, amortization of debt issuance costs and unused commitment fees on our five-year senior secured revolving credit syndication loan (2024 Revolving Credit Facility) and three-year senior secured revolving credit syndication loan (2021 Revolving Credit Facility).

On February 23, 2024, we entered into our 2024 Revolving Credit Facility for a total commitment of $125.0 million. The 2024 Revolving Credit Facility replaced the 2021 Revolving Credit Facility of $50.0 million, which were entered into in July 2021, under which $50.0 million was available to Flywire as of December 31, 2023. As of December 31, 2024 and 2023, there was no outstanding indebtedness under the 2024 Revolving Credit Facility or 2021 Revolving Credit Facility.

Interest Income

Interest income consists of interest on cash held in interest bearing operating accounts, including money market funds, and investments in available-for-sale debt securities.

(Loss) Gain from Remeasurement of Foreign Currency

(Loss) gain from remeasurement of foreign currency consists of gains and losses from the remeasurement of foreign currency transactions into its functional currency.

(Benefit from) Provision for Income Tax

(Benefit from) provision for income taxes in 2023 and 2024 is primarily driven by foreign and state income taxes and the release of U.S. and foreign valuation allowances, respectively. We have historically generated NOL carryforwards for U.S. Federal and state tax purposes as we expand the scale of our business activities. Changes in the U.S. and foreign tax law may impact our overall (benefit from) provision for income taxes in the future.

We have a valuation allowance on our net U.S. deferred tax assets, including federal and state NOLs. We expect to maintain these valuation allowances until it becomes more likely than not that the benefit of our deferred tax assets are realized through future taxable income generated in these jurisdictions. The Company released its valuation allowance on its net deferred tax assets in the U.K. as of December 31, 2024.

Results of Operations

Comparison of results for the years ended December 31, 2024 and 2023

All dollar amounts in the tables below are rounded and as a result, certain amounts may not recalculate using the rounded amounts provided.

The following table sets forth our consolidated results of operations for periods presented:

	Year Ended December 31,			
(dollars in millions)	2024	2023	$ Change	% Change
Revenue	$ 492.1	$ 403.1	$ 89.0	22.1%
Payment processing services costs	177.5	147.3	30.2	20.5%
Technology and development	66.6	62.0	4.6	7.4%
Selling and marketing	129.4	107.6	21.8	20.3%
General and administrative	125.8	107.6	18.2	16.9%
Total costs and operating expense	499.4	424.6	74.8	17.6%
Loss from operations	(7.3)	(21.5)	14.2	(66.0)%
Interest expense	(0.5)	(0.4)	(0.1)	25.0%
Interest income	21.4	13.3	8.1	60.9%
(Loss) gain from remeasurement of foreign currency	(11.8)	4.2	(16.0)	(381.0)%
Total other income (expense), net	9.1	17.2	(8.1)	(47.1)%
Income (loss) before (benefit from) provision for income taxes	1.9	(4.4)	6.3	(143.2)%
(Benefit from) provision for income taxes	(1.0)	4.2	(5.2)	(123.8)%
Net income (loss)	2.9	(8.6)	11.5	(133.7)%
Foreign currency translation adjustment	(3.6)	3.2	(6.8)	(212.5)%
Unrealized gains on available-for-sale debt securities, net of taxes	0.2	—	0.2	—
Comprehensive loss	$ (0.5)	$ (5.3)	$ 4.8	(90.6)%

Revenue

Revenue was $492.1 million for the year ended December 31, 2024, compared to $403.1 million for the year ended December 31, 2023, an increase of $89.0 million or 22.1%. Revenue is comprised of transaction revenue and platform and other revenues as follows:

(dollars in millions)	Year Ended December 31,			
	2024	2023	$ Change	% Change
Transaction revenue	$ 410.2	$ 329.7	$ 80.5	24.4%
Platform and other revenues	81.9	73.4	8.5	11.6%
Revenue	$ 492.1	$ 403.1	$ 89.0	22.1%

Transaction revenue was $410.2 million for the year ended December 31, 2024, compared to $329.7 million for the year ended December 31, 2023, an increase of $80.5 million or 24.4%. The increase in transaction revenue was primarily driven by growth in transaction payment volumes for the year ended December 31, 2024 from both our existing clients and new clients added during the year ended December 31, 2024, compared to the year ended December 31, 2023. We experienced strong growth in transaction payment volume across most regions and verticals during the period, excluding Canada, which decreased primarily due to Canada's international student permit applications cap introduced earlier in calendar year 2024. Transaction payment volume increased approximately 31% during the year ended December 31, 2024 to $23.2 billion compared to $17.7 billion during the year ended December 31, 2023.

Platform and other revenues was $81.9 million for the year ended December 31, 2024, compared to $73.4 million for the year ended December 31, 2023, an increase of $8.5 million or 11.6%. The increase in platform and other revenues was primarily driven by the Invoiced and StudyLink acquisitions and revenue from interest earned on funds held for customers in interest-bearing accounts, offset by a decrease in revenue for printing and mailing and insurance products. Invoiced and StudyLink contributed $2.4 million and $7.6 million in platform and other revenues during the year ended December 31, 2024, respectively.

Payment Processing Services Costs

Payment processing services costs were $177.5 million for the year ended December 31, 2024, compared to $147.3 million for the year ended December 31, 2023, an increase of $30.2 million or 20.5%. The increase in payment processing services costs is correlated with the increase in total payment volume of approximately 24% over the same period.

Technology and Development

Technology and development expenses were $66.6 million for the year ended December 31, 2024, compared to $62.0 million for the year ended December 31, 2023, an increase of $4.6 million or 7.4%. The increase in technology and development cost was primarily driven by an increase in personnel costs and stock-based compensation expense, offset by a decrease in amortization expense. Personnel costs were $42.1 million for the year ended December 31, 2024, compared to $38.5 million for the year ended December 31, 2023, an increase of $3.6 million or 9.4%. The increase in personnel costs was primarily driven by an increase in headcount within our technology and development teams. Stock-based compensation expense was $11.7 million for the year ended December 31, 2024, compared to $9.3 million for the year ended December 31, 2023, an increase of $2.4 million or 25.8%. The increase in stock-based compensation is attributable to an increase in equity grants awarded to existing and new FlyMates. Amortization of intangible assets were $6.2 million during the year ended December 31, 2024, compared to $7.8 million for the year ended December 31, 2023, a decrease of $1.6 million or 20.5%. The decrease in amortization expense was primarily due to an increase in acquired technology's useful lives.

Selling and Marketing

Selling and marketing expenses were $129.4 million for the year ended December 31, 2024, compared to $107.6 million for the year ended December 31, 2023, an increase of $21.8 million or 20.3%. The increase in selling and marketing expenses was primarily driven by an increase in personnel costs, stock-based compensation, amortization expense, professional fees and marketing costs. Personnel costs were $66.3 million for the year ended December 31, 2024, compared to $57.0 million for the year ended December 31, 2023, an increase of $9.3 million or 16.3%. The increase in personnel costs was primarily driven by an increase in headcount within our selling and marketing teams and commissions earned on sales during the period. Stock-based compensation was $18.0 million for the year ended December 31, 2024, compared to $12.0 million for the year ended December 31, 2023, an increase of $6.0 million or 50.0%. The increase in stock-based compensation is attributable to an increase in equity grants awarded to existing and new FlyMates. Amortization of intangible assets were $8.1 million during the year ended December 31, 2024, compared to $5.1 million for the year ended December 31, 2023, an increase of $3.0 million or 58.8%. The increase in amortization expense was due to a full year of amortization expense related to the acquired intangible assets of StudyLink and amortization expense related to the acquired intangible assets of Invoiced. Professional fees were $21.2 million for the year ended December 31, 2024, compared to $18.5 million for the year ended December 31, 2023, an increase of $2.7 million or 14.6%. The increase in professional fees was primarily due to increases in third party commissions. Marketing costs were $8.2 million for the year ended December 31, 2024, compared to $7.1 million for the year ended December 31, 2023, an increase of $1.1 million or 15.5%. The increase in marketing costs was due to increased marketing initiatives and hosted events.

General and Administrative

General and administrative expenses were $125.8 million for the year ended December 31, 2024, compared to $107.6 million for the year ended December 31, 2023, an increase of $18.2 million or 16.9%. The increase in general and administrative expenses was primarily driven by an increase in stock-based compensation, personnel costs and other costs. Stock-based compensation was $35.3 million for the year ended December 31, 2024, compared to $22.5 million for the year ended December 31, 2023, an increase of $12.8 million or 56.9%. The increase in stock-based compensation is attributable to an increase in equity grants awarded to existing and new FlyMates. Personnel costs were $47.9 million for the year ended December 31, 2024, compared to $42.4 million for the year ended December 31, 2023, an increase of $5.5 million or 13.0%. The increase in personnel costs was primarily driven by an increase in headcount. Other costs were $7.0 million for the year ended December 31, 2024, compared to $5.1 million for the year ended December 31, 2023, an increase of $1.9 million or 37.3%. The increase in other costs is primarily due to indirect taxes recorded during the period.

Interest Expense

Interest expense was $0.5 million for the year ended December 31, 2024, compared to $0.4 million for the year ended December 31, 2023, an increase of 0.1 million or 25.0%. As of December 31, 2024 and 2023, there was no outstanding indebtedness under the 2024 Revolving Credit Facility or 2021 Revolving Credit Facility. Interest expense consists primarily of amortization of debt issuance costs and unused commitment fees related to our 2024 Revolving Credit Facility and 2021 Revolving Credit Facility

Interest Income

Interest income was $21.4 million for the year ended December 31, 2024, compared to $13.3 million for the year ended December 31, 2023, an increase of $8.1 million or 60.9%. The increase in interest income is attributable to the increase in our cash balance primarily associated with our Public Offering we completed in August and September 2023.

(Loss) Gain from Remeasurement of Foreign Currency

Loss from remeasurement of foreign currency was $11.8 million for the year ended December 31, 2024, compared to a gain of $4.2 million for the year ended December 31, 2023, an increase of $16.0 million or 381.0%. The increase was primarily the result of the remeasurement of foreign currency intercompany loans and impact of fluctuations in exchange rates during respective remeasurement periods.

(Benefit from) Provision for Income Taxes

Benefit from income taxes was $1.0 million during the year ended December 31, 2024, compared to a provision for income taxes of $4.2 million during the year ended December 31, 2023, a decrease of $5.2 million or 123.8%. The income tax benefit for the year ended December 31, 2024 was primarily attributable to a non-recurring benefit of $4.9 million relating to the release of a portion of our valuation allowance in the U.S. This release was due to taxable temporary differences recorded as part of the Invoiced acquisition which were a source of income to realize certain pre-existing federal and state deferred tax assets. The benefit is offset by income tax expense attributable to our foreign operations and U.S. state taxes. The income tax expense for the year ended December 31, 2023 was primarily attributable to income taxes related to our profitable foreign subsidiaries and U.S. state taxes. Our effective tax rate was (55.9)% for the year ended December 31, 2024, compared to (96.8)% for the year ended December 31, 2023.

Comparison of results for the years ended December 31, 2023 and 2022

All dollar amounts in the tables below are rounded and as a result, certain amounts may not recalculate using the rounded amounts provided.

The following table sets forth our consolidated results of operations for periods presented:

(dollars in millions)	Year Ended December 31, 2023	Year Ended December 31, 2022	$ Change	% Change
Revenue	$ 403.1	$ 289.4	$ 113.7	39.3%
Payment processing services costs	147.3	107.9	39.4	36.5%
Technology and development	62.0	50.3	11.7	23.3%
Selling and marketing	107.6	78.5	29.1	37.1%
General and administrative	107.6	82.9	24.7	29.8%
Total costs and operating expense	424.6	319.6	105.0	32.9%
Loss from operations	(21.5)	(30.2)	8.7	(28.8)%
Interest expense	(0.4)	(1.2)	0.8	(66.7)%
Interest income	13.3	3.2	10.1	315.6%
Gain (loss) gain from remeasurement of foreign currency	4.2	(9.2)	13.4	(145.7)%
Total other income (expense), net	17.2	(7.1)	24.3	(342.3)%
Loss before provision for income taxes	(4.4)	(37.4)	33.0	(88.2)%
Provision for income taxes	4.2	2.0	2.2	110.0%
Net loss	(8.6)	(39.3)	30.7	(78.1)%
Foreign currency translation adjustment	3.2	(1.5)	4.7	(313.3)%
Comprehensive loss	$ (5.3)	$ (40.9)	$ 35.6	(87.0)%

Revenue

Revenue was $403.1 million for the year ended December 31, 2023, compared to $289.4 million for the year ended December 31, 2022, an increase of $113.7 million or 39.3%. Revenue is comprised of transaction revenue and platform and other revenues as follows:

(dollars in millions)	Year Ended December 31, 2023	Year Ended December 31, 2022	$ Change	% Change
Transaction revenue	$ 329.7	$ 224.2	$ 105.5	47.1%
Platform and other revenues	73.4	65.2	8.2	12.6%
Revenue	$ 403.1	$ 289.4	$ 113.7	39.3%

Transaction revenue was $329.7 million for the year ended December 31, 2023, compared to $224.2 million for the year ended December 31, 2022, an increase of $105.5 million or 47.1%. The increase in transaction revenue was primarily driven by growth in transaction payment volumes for the year ended December 31, 2023 from both our existing clients and new clients added during the year ended December 31, 2023 compared to the year ended December 31, 2022. We experienced strong growth in transaction payment volume across all regions and verticals during the period. Transaction payment volume increased approximately 44% during the year ended December 31, 2023 to $17.7 billion compared to $12.2 billion during the year ended December 31, 2022. Our marketing services revenue increased as a result of our payments partners using more of our marketing services during the year ended December 31, 2023, compared to the year ended December 31, 2022.

Platform and other revenues was $73.4 million for the year ended December 31, 2023, compared to $65.2 million for the year ended December 31, 2022, an increase of $8.2 million or 12.6%. The increase in platform and other revenues was attributable to increased usage by our clients and new clients signed during the year ended December 31, 2023, compared to the year ended December 31, 2022.

Payment Processing Services Costs

Payment processing services costs were $147.3 million for the year ended December 31, 2023, compared to $107.9 million for the year ended December 31, 2022, an increase of $39.4 million or 36.5%. The increase in payment processing services costs is correlated with the increase in total payment volume of approximately 33% over the same period as well as increased use of credit cards, which have higher processing costs.

Technology and Development

Technology and development expenses were $62.0 million for the year ended December 31, 2023, compared to $50.3 million for the year ended December 31, 2022, an increase of $11.7 million or 23.3%. The increase in technology and development cost was primarily driven by an increase in personnel costs and stock-based compensation expense. Personnel costs were $38.5 million for the year ended December 31, 2023, compared to $32.1 million for the year ended December 31, 2022, an increase of $6.4 million or 19.9%. The increase in personnel costs was primarily driven by an increase in headcount within our technology and development teams. Stock-based compensation expense was $9.3 million for the year ended December 31, 2023, compared to $4.9 million for the year ended December 31, 2022, an increase of $4.4 million or 89.8%. The increase in stock-based compensation is attributable to equity grants awarded to existing and new FlyMates.

Selling and Marketing

Selling and marketing expenses were $107.6 million for the year ended December 31, 2023, compared to $78.5 million for the year ended December 31, 2022, an increase of $29.1 million or 37.1%. The increase in selling and marketing expenses was primarily driven by an increase in personnel costs, professional fees, stock-based compensation, marketing costs, and amortization expense. Personnel costs were $57.0 million for the year ended December 31, 2023, compared to $44.5 million for the year ended December 31, 2022, an increase of $12.5 million or 28.1%. The increase in personnel costs was primarily driven by an increase in headcount within our selling and marketing teams and commissions earned on sales during the period. Professional fees were $18.5 million for the year ended December 31, 2023, compared to $10.2 million for the year ended December 31, 2022, an increase of $8.3 million or 81.4%. The increase in professional fees was due to increases in third party commissions. Stock-based compensation was $12.0 million for the year ended December 31, 2023, compared to $7.9 million for the year ended December 31, 2022, an increase of $4.1 million or 51.9%. The increase in stock-based compensation is attributable to equity grants awarded to existing and new FlyMates. Marketing costs were $7.1 million for the year ended December 31, 2023, compared to $5.8 million for the year ended December 31, 2022, an increase of $1.3 million or 22.4%. The increase in marketing costs was due to increased marketing initiatives and hosted events. Amortization of intangible assets were $5.1 million during the year ended December 31, 2023, compared to $3.9 million for the year ended December 31, 2022, an increase of $1.2 million or 30.8%. The increase in amortization expense was due to acquired customer relationships related to the Cohort Go acquisition.

General and Administrative

General and administrative expenses were $107.6 million for the year ended December 31, 2023, compared to $82.9 million for the year ended December 31, 2022, an increase of $24.7 million or 29.8%. The increase in general and administrative expenses was primarily driven by an increase in personnel costs, stock-based compensation, professional fees, change in the fair value of contingent consideration, and software and hosting expenses. Personnel costs were $42.4 million for the year ended December 31, 2023, compared to $33.6 million for the year ended December 31, 2022, an increase of $8.8 million or 26.2%. The increase in personnel costs was primarily driven by an increase in headcount. Stock-based compensation was $22.5 million for the year ended December 31, 2023, compared to $17.5 million for the year ended December 31, 2022, an increase of $5.0 million or 28.6%. The increase in stock-based compensation is attributable to equity grants awarded to existing and new FlyMates. Professional fees were $14.8 million for the year ended December 31, 2023, compared to $11.1 million for the year ended December 31, 2022, an increase of $3.7 million or 33.3%. The increase in professional fees was due to increased legal, consulting and audit fees. Change in the fair value of contingent consideration related to acquisitions was $0.4 million for the year ended December 31, 2023, compared to $(2.8) million for the year ended December 31, 2022, an increase of $3.2 million or 114.3%. The increase in the fair value of contingent consideration was due to an increase in the fair value of contingent consideration related Cohort Go which was paid in the first quarter of 2023. Software and hosting expenses were $8.3 million for the year ended December 31, 2023, compared to $5.6 million for the year ended December 31, 2022, an increase of $2.7 million or 48.2%. The increase in software and hosting expenses was primarily related to increased hosting fees based on payment volumes growth and additional software needs based on headcount growth.

Interest Expense

Interest expense was $0.4 million for the year ended December 31, 2023, compared to $1.2 million for the year ended December 31, 2022, a decrease of 0.8 million or 66.7%. During July 2021, we entered into a Revolving Credit Facility with three banks for a total commitment of $50.0 million. We drew $25.9 million on the Revolving Credit Facility and used the proceeds to early prepay the existing Loan and Security Agreement (LSA) of $25.0 million. During the year ended December 31, 2022, we repaid the $25.9 million outstanding under the Revolving Credit Facility, which resulted in no interest expense on debt for the year ended December 31, 2023. Interest expense for the year ended December 31, 2023 consists primarily of amortization of debt issuance cost and debt discount from our previous LSA.

Interest Income

Interest income was $13.3 million for the year ended December 31, 2023, compared to $3.2 million for the year ended December 31, 2022, an increase of $10.1 million or 315.6%. The increase in interest income was due to our investment in interest bearing accounts during the second quarter of 2022, an increase in yield earned from our investment in money market funds as interest rates increased during the year ended December 31, 2023, compared to the year ended December 31, 2022 and an increase in our cash balance.

Gain (Loss) from Remeasurement of Foreign Currency

Gain (loss) from remeasurement of foreign currency was $4.2 million for the year ended December 31, 2023, compared to $(9.2) million for the year ended December 31, 2022, an increase of $13.4 million or 145.7%. The increase was primarily the result of the remeasurement of foreign currency intercompany loans and impact of fluctuations in exchange rates during respective remeasurement periods.

Provision for Income Taxes

Provision for income taxes was $4.2 million during the year ended December 31, 2023, compared to $2.0 million during the year ended December 31, 2022, an increase of $2.2 million or 110.0%. During the year ended December 31, 2023 and 2022, we recorded an income tax expense of $4.2 million and $2.0 million, respectively, which was primarily attributable to income taxes related to our profitable foreign subsidiaries and U.S. state taxes. Our effective tax rate was(96.8)% for the year ended December 31, 2023, compared to (5.4)% for the year ended December 31, 2022.

Key Operating Metrics and Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared in accordance with generally accepted accounting principles in the United States (GAAP), we use certain non-GAAP financial measures. The following table sets forth our key operating metrics and non-GAAP measures for the periods presented. All dollar amounts are rounded and as a result, certain amounts may not recalculate using the rounded amounts provided.

	For the Year Ended December 31,		
(dollars in millions)	2024	2023	2022
Total Payment Volume	$ 29,715.3	$ 24,032.8	$ 18,078.5
Revenue	$ 492.1	$ 403.1	$ 289.4
Revenue Less Ancillary Services	$ 474.2	$ 381.5	$ 267.1
FX Neutral Revenue Less Ancillary Services	$ 471.9	$ 381.5	$ 267.1
Gross Profit	$ 306.9	$ 247.4	$ 174.9
Adjusted Gross Profit	$ 312.8	$ 254.1	$ 181.9
Gross Margin	62.4%	61.4%	60.4%
Adjusted Gross Margin	66.0%	66.6%	68.1%
Net Income (Loss)	$ 2.9	$ (8.6)	$ (39.3)
Adjusted EBITDA	$ 77.9	$ 42.0	$ 14.9
Adjusted EBITDA Margin	16.4%	11.0%	5.6%

For the year ended December 31, 2024, transaction revenue and platform and other revenues represented 83.4% and 16.6% of our revenue, respectively. For the year ended December 31, 2024, transaction revenue and platform and other revenues represented 86.1% and 13.9% of our total revenue less ancillary services, respectively.

For the year ended December 31, 2023, transaction revenue and platform and other revenues represented 81.8% and 18.2% of our revenue, respectively. For the year ended December 31, 2023, transaction revenue and platform and other revenues represented 85.8% and 14.2% of our total revenue less ancillary services, respectively.

For the year ended December 31, 2022, transaction revenue and platform and other revenues represented 77.5% and 22.5% of our revenue, respectively. For the year ended December 31, 2022, transaction revenue and platform and other revenues represented 83.2% and 16.8% of our total revenue less ancillary services, respectively.

For the year ended December 31, 2024, our total payment volume was over $29.7 billion, consisting of $23.2 billion of total payment volume from transactions included in transaction revenue and $6.5 billion of total payment volume from transactions included in platform and other revenues.

For the year ended December 31, 2023, our total payment volume was over $24.0 billion, consisting of $17.7 billion of total payment volume from transactions included in transaction revenue and $6.3 billion of total payment volume from transactions included in platform and other revenues.

For the year ended December 31, 2022, our total payment volume was approximately $18.1 billion, consisting of approximately $12.2 billion of total payment volume from transactions included in transaction revenue and approximately $5.8 billion of total payment volume from transactions included in platform and other revenues.

Revenue Less Ancillary Services, FX Neutral Revenue Less Ancillary Services, Adjusted Gross Profit, Adjusted Gross Margin, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Non-GAAP Operating Expenses

We use non-GAAP financial measures to supplement financial information presented on a GAAP basis. We believe that excluding certain items from our GAAP results allows management to better understand our consolidated financial performance from period to period and better project our future consolidated financial performance as forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures provide our stakeholders with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance and enabling them to make more meaningful period to period comparisons. There are limitations to the use of the non-GAAP financial measures presented here. Our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes.

We use supplemental measures of our performance which are derived from our consolidated financial information, but which are not presented in our consolidated financial statements prepared in accordance with GAAP. These non-GAAP financial measures include the following:

- *Revenue Less Ancillary Services* - Revenue Less Ancillary Services represents our consolidated revenue in accordance with GAAP less (i) pass-through cost for printing and mailing services and (ii) marketing fees. We exclude these amounts to arrive at this supplemental non-GAAP financial measure as we view these services as ancillary to the primary services we provide to our clients.

- *FX Neutral Revenue Less Ancillary Services* - FX Neutral Revenue Less Ancillary Services represents Revenue Less Ancillary Services adjusted to show presentation on a constant currency basis. The constant currency information presented is calculated by translating current period results using prior period weighted average foreign currency exchange rates. We analyze FX Neutral Revenue Less Ancillary Services to provide a comparable framework for assessing how the business performed excluding the effect of foreign currency fluctuations.

- *Adjusted Gross Profit* - Adjusted Gross Profit represents Revenue Less Ancillary Services, less cost of revenue adjusted to (i) exclude pass-through cost for printing services, (ii) offset marketing fees against costs incurred and (iii) exclude depreciation and amortization, including accelerated amortization on the impairment of customer set-up costs tied to technology integration, if applicable. Management believes this presentation supplements the GAAP presentation of gross profit with a useful measure of the gross profit of our payment-related services, which are the primary services we provide to our clients.

- *Adjusted Gross Margin* - Adjusted Gross Margin represents Adjusted Gross Profit divided by Revenue Less Ancillary Services. Management believes this presentation supplements the GAAP presentation of gross margin with a useful measure of the gross margin of our payment-related services, which are the primary services we provide to our clients.

- *EBITDA* - EBITDA represents our consolidated net income (loss) in accordance with GAAP adjusted to include (i) interest expense, (ii) interest income, (iii) (benefit from) provision for income taxes and (iv) depreciation and amortization.

- *Adjusted EBITDA* - Adjusted EBITDA represents EBITDA further adjusted by excluding (i) stock-based compensation expense and related payroll taxes, (ii) the impact from the change in fair value measurement for contingent consideration associated with acquisitions, (iii) gain (loss) from the remeasurement of foreign currency, (iv) indirect taxes related to intercompany activity, (v) acquisition related transaction costs and (vi) employee retention costs, such as incentive compensation associated with acquisition activities. Management believes that the exclusion of these amounts to calculate Adjusted EBITDA provides useful measures for period-to-period comparisons of our business.

- *Adjusted EBITDA Margin* - Adjusted EBITDA Margin represents Adjusted EBITDA divided by Revenue Less Ancillary Services. Management believes this presentation supplements the GAAP presentation of gross margin with a useful measure of the gross margin of our payment-related services, which are the primary services we provide to our clients.

- *Non-GAAP Operating Expenses* - Non-GAAP Operating Expenses represents GAAP Operating Expenses adjusted by excluding (i) stock-based compensation expense and related payroll taxes, (ii) depreciation and amortization, (iii) acquisition related transaction costs, (iv) employee retention costs, such as incentive compensation associated with acquisition activities and (v) the impact from the change in fair value measurement for contingent consideration associated with acquisitions.

These non-GAAP financial measures are not meant to be considered as indicators of performance in isolation from or as a substitute for revenue, gross margin or net income (loss) prepared in accordance with GAAP and should be read only in conjunction with financial information presented on a GAAP basis. Reconciliations of Revenue Less Ancillary Services, Adjusted Gross Profit, Adjusted Gross Margin, FX Neutral Revenue Less Ancillary Services, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Non-GAAP Operating Expenses to the most directly comparable GAAP financial measure are presented below. We encourage you to review these reconciliations in conjunction with the presentation of the non-GAAP financial measures for each of the periods presented. In future fiscal periods, we may exclude such items and may incur income and expenses similar to these excluded items.

Reconciliations of Non-GAAP Financial Measures

The tables below provide reconciliations of Revenue Less Ancillary Services, Adjusted Gross Profit, Adjusted Gross Margin, FX Neutral Revenue Less Ancillary Services, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin and Non-GAAP Operating Expenses to the most comparable GAAP figure on a consolidated basis for the periods presented. All dollar amounts are rounded and as a result, certain amounts may not recalculate using the rounded amounts provided.

Revenue Less Ancillary Services, Adjusted Gross Profit and Adjusted Gross Margin:

(dollars in millions)		Year Ended December 31,				
		2024		2023		2022
Revenue	$	492.1	$	403.1	$	289.4
Adjusted to exclude gross up for:						
Pass-through cost for printing and mailing		(15.9)		(19.4)		(20.4)
Marketing fees		(2.0)		(2.2)		(1.9)
Revenue Less Ancillary Services	$	474.2	$	381.5	$	267.1
Payment processing services costs		177.5		147.3		107.9
Hosting and amortization costs within technology and development expenses		7.7		8.4		6.6
Cost of Revenue	$	185.2	$	155.7	$	114.5
Adjusted to:						
Exclude printing and mailing costs		(15.9)		(19.4)		(20.4)
Offset marketing fees against related costs		(2.0)		(2.2)		(1.9)
Exclude depreciation and amortization		(5.9)		(6.7)		(7.0)
Adjusted Cost of Revenue	$	161.4	$	127.4	$	85.2
Gross Profit	$	306.9	$	247.4	$	174.9
Gross Margin		62.4%		61.4%		60.4%
Adjusted Gross Profit	$	312.8	$	254.1	$	181.9
Adjusted Gross Margin		66.0%		66.6%		68.1%

(dollars in millions)	Transaction		Platform and other revenues		Year Ended December 31, 2024	
Revenue	$	410.2	$	81.9	$	492.1
Adjusted to exclude gross up for:						
Pass-through cost for printing and mailing		—		(15.9)		(15.9)
Marketing fees		(2.0)		—		(2.0)
Revenue Less Ancillary Services	$	408.2	$	66.0	$	474.2
Percentage of Revenue		83.4%		16.6%		100.0%
Percentage of Revenue Less Ancillary Services		86.1%		13.9%		100.0%

(dollars in millions)	Transaction		Platform and other revenues		Year Ended December 31, 2023	
Revenue	$	329.7	$	73.4	$	403.1
Adjusted to exclude gross up for:						
Pass-through cost for printing and mailing		—		(19.4)		(19.4)
Marketing fees		(2.2)		—		(2.2)
Revenue Less Ancillary Services	$	327.5	$	54.0	$	381.5
Percentage of Revenue		81.8%		18.2%		100.0%
Percentage of Revenue Less Ancillary Services		85.8%		14.2%		100.0%

(dollars in millions)	Transaction		Platform and other revenues		Year Ended December 31, 2022	
Revenue	$	224.2	$	65.2	$	289.4
Adjusted to exclude gross up for:						
Pass-through cost for printing and mailing		—		(20.4)		(20.4)
Marketing fees		(1.9)		—		(1.9)
Revenue Less Ancillary Services	$	222.3	$	44.8	$	267.1
Percentage of Revenue		77.5%		22.5%		100.0%
Percentage of Revenue Less Ancillary Services		83.2%		16.8%		100.0%

FX Neutral Revenue Less Ancillary Services:

(dollars in millions)	Year Ended December 31, 2024		Year Ended December 31, 2023		Growth Rate
Revenue	$	492.1	$	403.1	22.1%
Ancillary services		(17.9)		(21.6)	
Revenue Less Ancillary Services		474.2		381.5	24.3%
Effects of foreign currency rate fluctuations	$	(2.3)			
FX Neutral Revenue Less Ancillary Services	$	471.9	$	381.5	23.7%

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin:

(in millions)	Year Ended December 31, 2024		2023		2022
Net income (loss)	$	2.9	$ (8.6)	$	(39.3)
Interest expense		0.5	0.4		1.2
Interest income		(21.4)	(13.3)		(3.2)
(Benefit from) provision for income taxes		(1.0)	4.2		2.0
Depreciation and amortization		18.5	16.4		14.1
EBITDA		(0.5)	(0.9)		(25.2)
Stock-based compensation expense and related taxes		65.8	45.2		31.2
Change in fair value of contingent consideration		(1.0)	0.4		(2.8)
Loss (gain) from remeasurement of foreign currency		11.8	(4.2)		9.2
Indirect taxes related to intercompany activity		0.7	0.2		0.4
Acquisition related transaction costs [1]		0.6	0.4		0.8
Acquisition related employee retention costs [2]		0.5	0.9		1.4
Adjusted EBITDA	$	77.9	$ 42.0	$	14.9

(1) Acquisition related transaction costs consisted of legal and advisory fees incurred in connection with the Invoiced, StudyLink and Cohort Go acquisitions.

(2) Acquisition related employee retention costs consisted of costs incurred to retain and compensate Invoiced, StudyLink and WPM Group Ltd. (WPM) employees in connection with integration of the business. WPM was acquired on December 14, 2021.

(in millions)	December 31, 2024		2023		2022
Revenue (A)	$	492.1	$ 403.1	$	289.4
Revenue less ancillary services (B)		474.2	381.5		267.1
Net loss (C)		2.9	(8.6)		(39.3)
EBITDA (D)		(0.5)	(0.9)		(25.2)
Adjusted EBITDA (E)		77.9	42.0		14.9
Net margin (C/A)		0.6%	(2.1)%		(13.6)%
Net margin using RLAS (C/B)		0.6%	(2.3)%		(14.7)%
EBITDA Margin (D/A)		(0.1)%	(0.2)%		(8.7)%
Adjusted EBITDA Margin (E/A)		15.8%	10.4%		5.1%
EBITDA Margin using RLAS (D/B)		(0.1)%	(0.2)%		(9.4)%
Adjusted EBITDA Margin using RLAS (E/B)		16.4%	11.0%		5.6%

Reconciliation of GAAP Operating Expenses to Non-GAAP Operating Expenses:

(in millions)		December 31, 2024		December 31, 2023		December 31, 2022
GAAP Technology and development	$	66.6	$	62.0	$	50.3
(-) Stock-based compensation expense and related taxes		(11.8)		(9.2)		(4.9)
(-) Depreciation and amortization		(7.4)		(8.4)		(7.8)
(-) Acquisition related employee retention costs		—		(0.5)		(1.1)
Non-GAAP Technology and development	$	47.4	$	43.9	$	36.5
GAAP Selling and marketing	$	129.4	$	107.6	$	78.5
(-) Stock-based compensation expense and related taxes		(18.3)		(12.4)		(7.9)
(-) Depreciation and amortization		(8.2)		(5.2)		(3.9)
(-) Acquisition related employee retention costs		(0.5)		(0.4)		(0.3)
Non-GAAP Selling and marketing	$	102.4	$	89.6	$	66.4
GAAP General and administrative	$	125.8	$	107.6	$	82.9
(-) Stock-based compensation expense and related taxes		(35.7)		(23.6)		(18.4)
(-) Depreciation and amortization		(3.0)		(2.8)		(2.4)
(-) Acquisition related transaction costs		(0.6)		(0.4)		(0.8)
(-) Acquisition related employee retention costs		—		—		(0.1)
(-) Change in fair value of contingent consideration		1.0		(0.4)		2.8
Non-GAAP General and administrative	$	87.5	$	80.4	$	64.0

Liquidity and Capital Resources

As of December 31, 2024, our principal source of liquidity is cash and cash equivalents of $495.2 million, short-term available-for-sale debt securities of $115.8 million and the available undrawn balance under our 2024 Revolving Credit Facility of $125.0 million. Cash equivalents is comprised primarily of money market funds and bank deposits. Our short-term available-for-sale debt securities are comprised of corporate bonds, U.S. Government obligations, treasury bills, foreign agency securities and commercial paper.

On August 6, 2024, the Company announced a share repurchase program of up to $150 million of outstanding voting and non-voting common stock for an indefinite period as part of the Company's Repurchase Program. For additional information on our Repurchase Program, see *Note 12 - Stockholders' Equity* in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. During the year ended December 31, 2024, the Company repurchased 2,386,856 shares of its common stock for an aggregate amount of $45.6 million under the Repurchase Program, which includes commissions, $1.4 million of common stock repurchase and $0.5 million of excise tax recorded in accrued expense as of December 31, 2024. The repurchased shares are currently being held as treasury stock. As of December 31, 2024, approximately $104.9 million of the originally authorized amount under the Repurchase Program remained available for future repurchases.

On February 23, 2024, we entered into an Amended and Restated Credit Agreement for a five-year senior secured revolving credit syndication loan with four banks for a total commitment of $125.0 million, which replaced the Revolving Credit Facility of $50.0 that was in effect as of December 31, 2023.

On August 14, 2023 and September 12, 2023, we completed our Primary Offering which resulted in aggregate net proceeds of $260.1 million, after underwriting discounts and commissions of $10.9 million and other issuance costs of $1.1 million.

We believe that our existing cash and cash equivalents will be sufficient to support our expected working capital needs and material cash requirements for at least the next 12 months from the issuance of these consolidated financial statements. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from clients, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts, the price at which we are able to purchase public cloud capacity, expenses associated with our international expansion, the introduction of platform enhancements, and the continuing market adoption of our platform. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, and technologies. In addition, we have, and may in the future, repurchase shares of our voting and non-voting common stock from time to time under our Repurchase Program. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Contractual Obligations

Contractual obligations consist of operating leases that relate to real estate for our primary facilities.

The following table summarizes our contractual obligations as of December 31, 2024:

			Payments Due by Year		
(in thousands)	Total	Less Than 1 Year	1 to 3 Years	4 to 5 Years	More Than 5 Years
Operating lease obligations	$ 3,877	$ 1,904	$ 1,899	$ 74	$ —
Total	$ 3,877	$ 1,904	$ 1,899	$ 74	$ —

Cash Flows

The following table sets forth a summary of our cash flow information for the periods presented:

	Year Ended December 31,		
(in millions)	2024	2023	2022
Net cash provided by operating activities	$ 91.5	$ 80.6	$ 5.4
Net cash used in investing activities	(215.8)	(38.8)	(24.7)
Net cash (used in) provided by financing activities	(37.6)	263.4	(24.0)
Effect of exchange rate changes on cash and cash equivalents	2.6	(1.8)	5.0
Net (decrease) increase in cash, cash equivalents and restricted cash	$ (159.4)	$ 303.4	$ (38.2)

Operating Activities

Net cash provided by operating activities consists of net income (loss) adjusted for certain non-cash items and changes in other assets and liabilities.

During 2024, net cash provided by operating activities of $91.5 million was primarily the result of net income of $2.9 million adjusted for non-cash expenses of $72.2 million, which primarily consisted of stock-based compensation expense of $64.9 million and depreciation and amortization of $17.4 million, and the benefit of changes in operating assets and liabilities, net of acquisitions of $16.4 million.

During 2023, net cash provided by operating activities of $80.6 million was primarily the result of net loss of $8.6 million adjusted for non-cash expenses of $62.4 million, which primarily consisted of stock-based compensation expense of$43.7 million and depreciation and amortization of $15.8 million, and the benefit of changes in operating assets and liabilities, net of acquisitions of $26.8 million.

During 2022, net cash provided by operating activities of $5.4 million was primarily the result of net loss of $39.3 million adjusted for noncash expenses of $40.3 million, which primarily include stock-based compensation expense of $30.3 million, depreciation and amortization of $12.3 million and amortization of contract costs of $1.8 million, offset by change in fair value of contingent consideration of $(2.8) million and deferred tax benefit of $(1.7) million, benefited by changes in operating assets and liabilities, net of acquisitions of $4.4 million.

Net cash provided by operating activities was $91.5 million during the year ended December 31, 2024, compared to $80.6 million during the year ended December 31, 2023. The increase of $10.8 million in our net cash provided by operating activities was primarily related to a net increase in our operating assets and liabilities, net of acquisitions of $16.4 million during the year ended December 31, 2024, compared to a net increase of $26.8 million during the year ended December 31, 2023. This increase was driven by an increase in funds receivable from payment partners of $74.8 million, as a result of the timing of collections from our partners in the applicable period, partially offset by a decrease in funds payable to clients of $79.7 million compared to the prior year as a result of the timing of payments to our clients in the applicable period. The timing of collections from our partners will vary from period to period based on when our clients' customer payment for a particular transaction is made, as well as the customer's payment method which impacts the timing of settlement of the payment. The timing of payments to our clients will vary from period to period based on when our client's customer payment for a particular transaction is made and when we are contractually required to remit such payment to our client. This net increase in cash provided by operating activities was also impacted by our operating cash flows from our net income (after adjustments for an increase in non-cash expenses of $9.9 million) which increased by $21.3 million for the year ended December 31, 2024, compared to the prior period, reflective of the growth in transaction payment volumes, from both our existing clients and new clients, an increase in interest income as a result of our higher cash balances and higher market interest rates, offset by increases in our costs and operating expenses, the largest of which was our payment processing services costs and an increase in losses from the remeasurement of foreign currency due to foreign currency intercompany loans and impact of fluctuations in exchange rates during respective remeasurement periods.

Net cash provided by operating activities was $80.6 million during the year ended December 31, 2023, compared to $5.4 million during the year ended December 31, 2022. The increase of $75.2 million in our net cash provided by operating activities was primarily related to a net increase in our operating assets and liabilities, net of acquisitions of $26.8 million during the year ended December 31, 2023, compared to a net increase of $4.4 million during the year ended December 31, 2022. This increase was driven by an increase in funds payable to clients of $37.7 million compared to the prior year primarily as a result of the timing of payments to our clients in the applicable period, partially offset by a decrease in funds receivable from payment partners of $20.1 million, as a result of the timing of collections from our partners in the applicable period. The timing of payments to our clients will vary from period to period based on when our client's customer payment for a particular transaction is made and when we are contractually required to remit such payment to our client. The timing of collections from our partners will vary from period to period based on when our clients' customer payment for a particular transaction is made, as well as the customer's payment method which impacts the timing of settlement of the payment. This net increase in cash provided by operating activities was also impacted by our operating cash flows from our net loss (after adjustments for an increase in non-cash expenses of $22.0 million) which increased by $52.8 million for the year ended December 31, 2023, compared to the prior period, reflective of the growth in transaction payment volumes, from both our existing clients and new clients, an increase in gains from the remeasurement of foreign currency due to foreign currency intercompany loans and impact of fluctuations in exchange rates during respective remeasurement periods and an increase in interest income as a result of our higher cash balances and higher market interest rates, offset by increases in our costs and operating expenses, the largest of which was our payment processing services costs.

Investing Activities

During 2024, cash used in investing activities of $215.8 million was primarily the result of purchase of short-term and long-term investments for $193.9 million, our acquisition of Invoiced for a purchase consideration of $45.2 million, net of cash acquired and capitalization of internally developed software costs of $5.3 million, offset primarily by the proceeds from the maturity and sale of short and long-term investments of $29.6 million.

During 2023, cash used in investing activities of $38.8 million was the result of our acquisition of StudyLink for a purchase consideration of $32.8 million, net of cash acquired, capitalization of internally developed software costs of $5.0 million and purchase of property and equipment for $1.0 million.

During 2022, cash used in investing activities of $24.7 million was primarily the result of our acquisition of Cohort Go for a purchase consideration of $17.1 million, capitalization of internally developed software costs of $5.7 million and purchase of property and equipment for $1.4 million.

Financing Activities

During 2024, cash used in financing activities of $37.6 million was primarily driven by common stock repurchase of $43.7 million, offset primarily by proceeds from the exercise of stock options of $5.6 million and proceeds from the issuance of stock under the ESPP of $3.1 million.

During 2023, cash provided by financing activities of $263.4 million was driven by the proceeds from issuance of common stock in our Primary Offering of $261.1 million, proceeds from the exercise of stock options of $10.4million and proceeds from the issuance of stock under the ESPP of $2.7 million, offset by payments of tax withholdings for net settled option exercises of $8.5 million, payments for contingent consideration of $1.2 million and payments of costs related to the Primary Offering of $1.1 million.

During 2022, cash used in financing activities of $24.0 million was driven by the repayment of our Revolving Credit Facility of $25.9 million, payments for contingent consideration of $3.7 million primarily related to the acquisition of Simplee, payments of tax withholdings of $2.6 million for net settled option exercises, offset by proceeds from the exercise of stock options of $7.0 million and proceeds from the issuance of stock under the ESPP of $1.3 million.

As of December 31, 2024 and 2023, there was no outstanding indebtedness under the 2024 Revolving Credit Facility and the 2021 Revolving Credit Facility.

Critical Accounting Policies

Our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report on Form 10-K are prepared in accordance with GAAP. The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported revenue generated, and reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in *Note 1 - Business Overview and Summary of Significant Accounting Policies* to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We believe that the following critical accounting policies are most important to the judgments and estimates used in the preparation of our consolidated financial statements.

Intangible Assets, net

Intangible assets consist of acquired developed technology, acquired relationships and trade names and associated trademarks. Intangible assets are recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible asset acquired, and reported net of accumulated amortization, separately from goodwill.

We estimate the fair value of acquired developed technology using the relief-from-royalty method, a form of the income approach, which estimates the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenues earned through the use of the asset. The royalty rate used is based on an analysis of empirical, market-derived royalty rates for similar technology. The fair value of acquired relationships is estimated using the multi-period excess earnings method under the income approach, which represents the total income to be generated by the asset. Under this method, the value of an intangible asset is equal to the present value of the incremental after-tax cash flows attributable solely to the intangible asset. We value trade names and trademarks using the relief from royalty method. The relief-from-royalty method determines the present value of the economic royalty savings associated with the ownership or possession of the trade name or trademark based on an estimated royalty rate applied to the cash flows to be generated by the business. The estimated royalty rate is determined based on the assessment of a reasonable royalty rate that a third party would negotiate in an arm's-length license agreement for the use of the trade name or trademark.

The useful lives for developed technology are determined based on expectations regarding the evolution of existing technology and future investments. The useful lives for acquired related intangible assets are determined based primarily on forecasted cash flows, which include estimates for the revenues, expenses and customer attrition associated with the assets. The useful lives of definite-lived trademarks and trade names are based on our plans to phase out the trademarks and trade names in the applicable markets.

Intangible assets are amortized using a method that reflects the pattern in which the economic benefits of the intangible asset are expected to be realized over their estimated useful lives ranging from one to fifteen years. No significant residual value is estimated for intangible assets.

The estimated fair values of these intangible assets reflect various assumptions including discount rates, revenue growth rates, operating margins, terminal values, attrition, useful lives and other prospective financial information.

The judgments made in determining the estimated fair value of intangibles as well as the estimated lives, can materially impact net income or loss in periods subsequent to the acquisition through depreciation and amortization, and in certain instances through impairment charges, if the assets become impaired in the future.

Software Developed for Internal-Use

We capitalize costs incurred in the development of internal-use software during the application development stage including third-party consulting costs and compensation expenses related to FlyMates who devote time to the development of the projects. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Once the additional functionality is available for general use, capitalization ceases and the asset begins being amortized.

We evaluate the useful lives of internal-use software whenever changes in circumstances occur that could impact the recoverability of these assets. Unforeseen circumstances in software development, such as a significant change in the manner in which the software is intended to be used, obsolescence or a significant reduction in revenues due to attrition, could require us to implement alternative plans with respect to a particular effort, which could result in the impairment of previously capitalized software development costs.

Contingent Consideration

Contingent consideration in business combinations is recognized at fair value on the acquisition date.

In connection with the acquisition of Invoiced, we entered into an agreement to make certain earn-out payments based on Invoiced's achievement of certain targets related to revenue, cross-selling, product and security and IT milestones established through a period ending December 31, 2025. The fair value of the contingent consideration related to the revenue milestones was determined using an option pricing model and the fair value of the contingent consideration related to the cross-selling, product and security and IT milestones was determined using a scenario-based method that reflect our expectation about the probability of payment based on facts and circumstances that existed at the acquisition closing date. The option pricing model includes significant unobservable inputs such as probability of achieving earn-out revenue thresholds and discount rates. The scenario-based method includes significant unobservable inputs such as the probability of achieving earn-out targets and discount rates. Increases or decreases in any of the probabilities of success in which the revenue, cross-selling, product and security and IT milestones are expected to be achieved would result in higher or lower fair value measurement, respectively. Increases or decreases in the discount rate would result in a lower or higher fair value measurement, respectively.

In connection with the acquisition of StudyLink, we entered into an agreement to make certain earn-out payments based on StudyLink's achievement of revenue, volume, cross-selling and engineering implementation milestones established through a period ending December 31, 2025. The fair value of the contingent consideration related to the revenue milestone was determined using an option pricing model and the fair value of the contingent consideration related to the volume of money movement, cross-selling and engineering implementation milestones was determined using a scenario-based method that reflect our expectation about the probability of payment based on facts and circumstances that existed at the acquisition closing date. The option pricing model includes significant unobservable inputs such as probability of achieving earn-out revenue thresholds and discount rates. The scenario-based method includes significant unobservable inputs such as the probability of achieving earn-out targets and discount rates. Increases or decreases in any of the probabilities of success in which the revenue, volume, cross-selling and the engineering implementation milestones are expected to be achieved would result in higher or lower fair value measurement, respectively. Increases or decreases in the discount rate would result in a lower or higher fair value measurement, respectively.

In connection with the acquisition of Cohort Go, we entered into an agreement to make certain earn-out payments based on Cohort Go's achievement of specific post-acquisition milestones established through a period ending March 31, 2023. The fair value of the contingent consideration was determined using a scenario-based method formed on the likelihoods of achieving each of the milestones. Increases or decreases in any of the probabilities of success in which the specific post-acquisition milestones were expected to be achieved would result in a higher or lower fair value measurement, respectively. Increases or decreases in the discount rate would result in a lower or higher fair value measurement, respectively.

Subsequent to the acquisition date, at each reporting date, the contingent consideration is remeasured and changes in the fair value resulting from a change in the underlying inputs are recognized in general and administrative expense in the consolidated statements of operations and comprehensive loss until the contingent consideration is settled. The maximum amount we would be required to pay related to the Invoiced acquisition is $7.5 million. The maximum amount we would be required to pay related to the StudyLink acquisition is $3.9 million. During the year ended December 31, 2024, we made a payment of contingent consideration of $1.1 million based on Invoiced's successful and timely achievement of the contracted milestones. During the year ended December 31, 2023, we made the final Cohort Go payment of contingent consideration of $1.7 million, in the form of cash, based on Cohort Go's successful and timely achievement of the contracted milestones. No additional contingent consideration is due or payable with respect to the Cohort Go acquisition. The fair value of the contingent consideration at December 31, 2024 and 2023 was $5.1 million and $2.9 million, respectively.

Revenue Recognition

We derive revenue from transactions and platform and other revenues.

Transaction Revenue

Our transaction revenue is derived from fees charged for payment processing services provided to educational institutions, healthcare entities and other commercial entities, which is comprised of processing domestic and cross-border transactions. Our services relate to facilitating payments from individuals, such as students and patients, and organizations to clients. Fees charged for payment processing services consists of a rate applied to the monetary value of the payment and can vary based on the payment method, currency pair conversion the transaction is settling in, as well as the geographic region in which the client and the client's customer resides. Fees received are recorded as revenue in the consolidated statements of operations and comprehensive loss upon completion of the payment processing transaction. We do not recognize the underlying amount of the transaction being settled between client and client's customer, as revenue or cost of revenue in the consolidated statements of operations and comprehensive loss, as we are not the responsible party for fulfilling the obligation between the client and client's customer. Therefore, revenue is only recognized for the fee for which we are entitled for processing the payment.

We also earn revenue from fees charged to credit card service providers for marketing arrangements in which we perform certain marketing activities to increase the awareness of the credit card provider and promote certain methods of payment. Consideration under these arrangements include fixed fees and variable fees based on a percentage of transactions processed during the duration of the marketing program.

The money can be wired directly from the client's customer to us; however, in certain situations when the client's customer lives in a country where we do not have an active bank account, we use third-party service providers to collect wired funds before remitting the funds to us. The third-party service provider invoices us on a recurring basis with a fee for each payment processed and deposited into our bank account. The fee paid to third-party service providers as well as any foreign exchange banking fees paid by us are reflected in the payment processing services costs line in the consolidated statements of operations and comprehensive loss.

Platform and Other Revenues

Our platform and other revenues primarily include (i) fees earned for the utilization of the Company's platforms to optimize cash collections and student application processing, which include revenue earned from software subscription fees and usage-based fees, (ii) fees for the establishment of payment plans on the Company's payment platform, (iii) fees related to printing, mailing, and other services which are ancillary to the solutions the Company provides to its clients, (iv) commissions from insurance providers when an end-user purchases an insurance policy, and (v) revenue from interest earned on funds held for customers in interest-bearing accounts. Platform and other revenues has been referred to as platform and usage-based fee revenue in prior filings.

Performance Obligations

We use significant judgment on determining the performance obligations in the arrangement based on considerations such as whether the client can benefit from each service on its own or together with other resources that are readily available from third parties or from us and whether each service is distinct in the context of the arrangement, whereby the transfer of the service is separately identifiable from other promises in the contract. In addition, we consider whether the arrangements contain a series of distinct services that are substantially the same and whether they have the same pattern of transfer.

Substantially all of our arrangements represent a single promise to provide continuous access to our platform to perform a series of activities such as payment processing services, cash collection optimization services, marketing, printing and mailing services, on an as-needed basis. As each day of providing these services is substantially the same and the client simultaneously receives and consumes the benefits as services are provided, these services are viewed as a single performance obligation comprised of a series of distinct daily services. We satisfy the performance obligation as these services are provided. Revenue is recognized in the month the service is complete.

For those arrangements that include fixed consideration, the fixed component is recognized ratably over the service period while variable consideration is recognized in the period earned.

We consider implementation service an activity to fulfill a contract, rather than a distinct performance obligation as the client does not obtain benefits from the implementation service alone. We charge an immaterial amount for implementation services.

Variable Consideration

Our contracts contain variable consideration as the amount we expect to receive in a contract is based on the occurrence or non-occurrence of future events, such as processing services performed as a transaction-based pricing arrangement. The variable consideration relates specifically to our effort to transfer each distinct daily service, as such we allocate the variable consideration earned to the distinct day in which those activities are performed and we recognize these fees as revenue in period earned, at which point the variable amount is known and it does not require estimation.

Other Revenue Recognition Policies

We incur costs in processing payments which may include banking, credit card processing, foreign currency translation and partner fees. These fees are direct costs incurred in providing payment processing services. The determination of whether we are a principal to a transaction (gross revenue) or an agent (net revenue) can require considerable judgment. Changes in judgments with respect to these assumptions and estimates could impact the amount of revenue recognized. Since we control the payment processing service, we are responsible for completing the payment, bear primary responsibility for the fulfillment of the payment service, and have full discretion in determining the fee charged, we act as a principal. As such, we recognize payment processing fee charged on a gross basis.

Recent Accounting Pronouncements

See *Note 1 - Business Overview and Summary of Significant Accounting Policies* to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for accounting pronouncements adopted and accounting pronouncements not yet adopted as of December 31, 2024.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Quantitative and Qualitative Disclosures About Market Risk

We have operations both within the United States and globally, and we are exposed to market risks in the ordinary course of our business, including foreign currency fluctuations and the effects of interest rate changes. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Interest Rate Risk

We are exposed to interest rate risk relating to our cash and cash equivalents and available-for-sale debt securities. We hold cash in both non-interest and interest-bearing bank accounts. Our corporate investment portfolio consists primarily of money market funds, which are AAA-rated and comprised of liquid, high quality debt securities issued by the U.S. government, and investments in available-for-sale corporate bonds, U.S. government obligations, treasury bill, foreign agency securities, commercial paper, agency bond and asset-backed debt securities.

We are also exposed to interest rate risk related to our 2024 Revolving Credit Facility. Our 2024 Revolving Credit Facility consists of ABR borrowings or Term SOFR borrowings, at our option.

ABR borrowings bear interest at the ABR plus the applicable rate. Term SOFR borrowings bear interest at the Adjusted Term SOFR for the interest period plus the applicable rate. The ABR rate is based on the greatest of (a) the Prime Rate, (b) the Federal Funds Effective Rate plus 1/2 of 1%, or (c) the Adjusted Term SOFR for a one-month interest period, plus 1%. The Adjusted Term SOFR is equal to the sum of (a) Term SOFR for such interest period, plus (b) the SOFR adjustment of 0.10%. The applicable rate is based upon our consolidated total net leverage ratio as of the most recent consolidated financial information and ranges from 1.0% to 2.5%. The 2024 Revolving Credit Facility incurs a commitment fee ranging from 0.25% to 0.35% based upon our consolidated total net leverage ratio as of the most recent consolidated financial information assessed on the average available commitment.

As of December 31, 2024 and 2023, there was no outstanding indebtedness under the 2024 Revolving Credit Facility and 2021 Revolving Credit Facility.

An immediate 10% increase or decrease in interest rates on either our cash and cash equivalents and available-for-sale debt securities or our 2024 Revolving Credit Facility would not have a material effect on our financial position, results of operations or cash flows.

Information provided by the sensitivity analysis is not a prediction of future events and does not necessarily represent the actual changes that would occur.

Foreign Currency Exchange Risk

For our cross-border payments, we have short term foreign currency exchange exposure, typically between one and four days. Our cross-border payment service allows our client's customers to use their local currency to pay our clients. When a client's customer books a cross-border payment in the customer's local currency, we provide an amount to be paid to the client in that local currency based on the foreign exchange rate then in effect. The client's customer then has a certain amount of time to complete payment—typically one to four days—that may differ depending on the payment method selected. When our client's customer makes the payment and we process these funds to our clients through our global payment network, the actual exchange rate may differ from the exchange rate that was initially used to calculate the amount payable by the client's customer due to foreign exchange rate fluctuations. The amount our client's customers pay in their local currency is not adjusted for changes in foreign exchange rates between booking the transaction and the date the funds are paid and converted. If the value of the currency used by the client's customer weakens relative to the currency in which funds are remitted to our clients, we may be required to cover the shortfall in remitted funds. This could have an unfavorable effect on our cash flows and operating results. We have been leveraging our in-house currency hedging algorithms since 2014, including entering into non-deliverable forward foreign currency contracts, to mitigate the volatility related to fluctuations in the foreign exchange rates.

Our cash flows and operating results may also be impacted by fluctuations in foreign currency exchange rates between the U.S. Dollar and various currencies, in particular the British Pound. The value of our revenue and profits in local currencies may be worth more or less in U.S. Dollars due to a strengthening or weakening, respectively, of those currencies against the U.S. Dollar. For example, as the U.S. Dollar weakened against several currencies, including the

British Pound, relative to the prior year, these foreign exchange impacts increased our reported revenue in U.S. Dollars by approximately $2.3 million compared to the prior year on a constant currency basis.

Fluctuations in foreign currency exchange rates may also impact the value of assets and liabilities denominated in currencies other than the functional currencies of our entities. Our reporting currency and the functional currency of our subsidiaries, with the exception of our U.K. and Australian subsidiaries, is the U.S. Dollar. The functional currency for our U.K. and Australian subsidiaries is the local currency, or British Pound and Australian Dollar, respectively. Financial statements of our foreign subsidiaries are translated from local currency into U.S. Dollars using exchange rates at the balance sheet date for assets and liabilities, and average exchange rates in effect during the period for revenue and expenses. Resulting translation adjustments are included as a component of accumulated other comprehensive (loss) income in our consolidated balance sheets. Gains and losses from the remeasurement of foreign currencies into functional currencies are recognized in the consolidated statements of operations and comprehensive loss. A potential change in foreign exchange rates of 10% from such remeasurement would have impacted income (loss) before income taxes by approximately $24.7 million and $19.9 million for the years ended December 31, 2024 and 2023, respectively.

Inflation Risk

Inflation did not have a material effect on our cash flows and results of operations during the year ended December 31, 2024. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through increase in prices of our product offerings.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Flywire Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Flywire Corporation and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations and comprehensive loss, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Management's Annual Report on Internal Control Over Financial Reporting, management has excluded Invoiced Inc. ("Invoiced") from its assessment of internal control over financial reporting as of December 31, 2024, because it was acquired by the Company in a purchase business combination during 2024. We have also excluded Invoiced from our audit of internal control over financial reporting. Invoiced is a wholly-owned subsidiary whose total assets and revenue excluded from management's assessment and our audit of internal control over financial reporting represent less than 1% of each of the related consolidated financial statement amounts as of and for the year ended December 31, 2024.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Transaction Revenue for Cross-Border Transactions

As described in Notes 1 and 2 to the consolidated financial statements, the Company's transaction revenue relates to fees charged for payment processing services provided to educational institutions, healthcare entities and other commercial entities (each a client), which is comprised of processing domestic and cross-border transactions. Total transaction revenue for the year ended December 31, 2024 was $410.3 million, of which a significant portion related to cross-border transactions. Revenue is recognized when a customer obtains control of the promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

The principal considerations for our determination that performing procedures relating to recognition of transaction revenue for cross-border transactions is a critical audit matter are a high degree of auditor effort in performing procedures and evaluating audit evidence related to the Company's revenue recognition for cross-border transactions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to revenue recognition, including controls over revenue transactions recognized as cross-border transactions. These procedures also included, among others (i) testing revenue recognized for a sample of cross-border revenue transactions by obtaining and inspecting source documents, such as client contracts, cash receipts and cash payments; (ii) testing the revenue recognized for a sample of cross-border revenue transactions near period end by obtaining and inspecting source documents, such as bank statements; and (iii) confirming a sample of balances receivable from third party payment providers outstanding as of December 31, 2024.

Acquisition of Invoiced Inc. – Valuation of Acquired Relationships and Developed Technology

As described in Notes 1 and 9 to the consolidated financial statements, on August 2, 2024, the Company acquired all of the issued and outstanding shares of Invoiced for estimated total purchase consideration, net of cash acquired, of $51.7 million. Of the acquired intangible assets, $18.6 million of acquired relationships and $7.1 million of developed technology were recorded. Management estimates the fair value of acquired relationships under the income approach using the multi-period excess earnings method and estimates the fair value of acquired developed technology under the income approach using the relief-from-royalty method. Determining the fair value of assets acquired is judgmental in nature and can involve the use of significant estimates and assumptions. Fair value determinations are based on, among other factors, estimates of future expected cash flows, revenue growth rates, royalty rates, operating margins and appropriate discount rates used in computing present values.

The principal considerations for our determination that performing procedures relating to the valuation of the acquired relationships and developed technology acquired in the acquisition of Invoiced is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the acquired relationships and developed technology acquired; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates and discount rates for the acquired relationships and developed technology assets acquired; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management's valuation of the acquired relationships and developed technology acquired. These procedures also included, among others (i) reading the purchase agreement; (ii) testing management's process for developing the fair value estimate of the acquired relationships and developed technology acquired; (iii) evaluating the appropriateness of the multi-period excess earnings and relief from royalty methods used by management; (iv) testing the completeness and accuracy of the underlying data used in the multi-period excess earnings and relief from royalty methods; and (v) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates and discount rates for the acquired relationships and developed technology. Evaluating management's assumptions related to revenue growth rates involved considering (i) the current and past performance of the Invoiced business; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the multi-period excess earnings and relief from royalty methods used by management and (ii) the reasonableness of the discount rate assumptions for the acquired relationships and developed technology.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
February 25, 2025

We have served as the Company's auditor since 2019.

FLYWIRE CORPORATION
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except par value per share and share amounts)

		December 31,		
		2024		2023
Assets				
Current assets:				
Cash and cash equivalents	$	495,242	$	654,608
Short-term investments		115,848		—
Accounts receivable, net of allowance of $410 and $507, respectively		23,703		18,215
Unbilled receivables, net of allowance of $36 and $27, respectively		15,453		10,689
Funds receivable from payment partners		90,110		113,945
Prepaid expenses and other current assets		22,528		18,227
Total current assets		762,884		815,684
Long-term investments		50,125		—
Property and equipment, net		17,160		15,134
Intangible assets, net		118,684		108,178
Goodwill		149,558		121,646
Other assets		24,035		19,089
Total assets	$	1,122,446	$	1,079,731
Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	15,353	$	12,587
Funds payable to clients		217,788		210,922
Accrued expenses and other current liabilities		49,297		43,315
Deferred revenue		7,337		6,968
Total current liabilities		289,775		273,792
Deferred tax liabilities		12,643		15,391
Other liabilities		5,261		4,431
Total liabilities		307,679		293,614
Commitments and contingencies (Note 17)				
Stockholders' equity:				
Preferred stock, $0.0001 par value; 10,000,000 shares authorized as of December 31, 2024 and 2023; and no shares issued and outstanding as of December 31, 2024 and 2023		—		—
Voting common stock, $0.0001 par value; 2,000,000,000 shares authorized as of December 31, 2024 and 2023; 126,853,852 shares issued and 122,182,878 shares outstanding as of December 31, 2024; 123,010,207 shares issued and 120,695,162 shares outstanding as of December 31, 2023		13		11
Non-voting common stock, $0.0001 par value; 10,000,000 shares authorized as of December 31, 2024 and 2023; 1,873,320 shares issued and outstanding as of December 31, 2024 and 2023		—		1
Treasury voting common stock, 4,670,974 and 2,315,045 shares as of December 31, 2024 and 2023, respectively, held at cost		(46,268)		(747)
Additional paid-in capital		1,033,958		959,302
Accumulated other comprehensive (loss) income		(2,066)		1,320
Accumulated deficit		(170,870)		(173,770)
Total stockholders' equity		814,767		786,117
Total liabilities and stockholders' equity	$	1,122,446	$	1,079,731

The accompanying notes are an integral part of these consolidated financial statements.

FLYWIRE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Amounts in thousands, except share and per share amounts)

	Year Ended December 31,		
	2024	2023	2022
Revenue	$ 492,144	$ 403,094	$ 289,375
Costs and operating expenses:			
Payment processing services costs	177,490	147,339	107,933
Technology and development	66,636	62,028	50,257
Selling and marketing	129,435	107,621	78,456
General and administrative	125,838	107,624	82,949
Total costs and operating expenses	499,399	424,612	319,595
Loss from operations	$ (7,255)	$ (21,518)	$ (30,220)
Other income (expense):			
Interest expense	(538)	(372)	(1,211)
Interest income	21,440	13,349	3,244
(Loss) gain from remeasurement of foreign currency	(11,787)	4,189	(9,172)
Total other income (expense), net	9,115	17,166	(7,139)
Income (loss) before (benefit from) provision for income taxes	1,860	(4,352)	(37,359)
(Benefit from) provision for income taxes	(1,040)	4,214	1,988
Net income (loss)	$ 2,900	$ (8,566)	$ (39,347)
Other comprehensive income (loss):			
Foreign currency translation adjustment	(3,594)	3,232	(1,513)
Unrealized gains on available-for-sale debt securities, net of taxes	208	—	—
Total other comprehensive (loss) income	(3,386)	3,232	(1,513)
Comprehensive loss	$ (486)	$ (5,334)	$ (40,860)
Net income (loss) attributable to common stockholders – basic and diluted	$ 2,900	$ (8,566)	$ (39,347)
Net income (loss) per share attributable to common stockholders – basic	$ 0.02	$ (0.07)	$ (0.36)
Net income (loss) per share attributable to common stockholders – diluted	$ 0.02	$ (0.07)	$ (0.36)
Weighted average common shares outstanding – basic	124,269,820	114,828,494	107,935,514
Weighted average common shares outstanding – diluted	129,339,462	114,828,494	107,935,514

The accompanying notes are an integral part of these consolidated financial statements.

FLYWIRE CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in thousands, except share amounts)

	Voting Common Stock		Non-Voting Common Stock		Treasury Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balances at December 31, 2021	102,771,899	$ 10	5,988,378	1	(2,317,722)	$ (748)	$ 609,194	$ (399)	$ (125,857)	$ 482,201
Issuance of common stock upon exercise of stock options, net of tax withheld	2,507,070	—	—	—	—	—	4,745	—	—	4,745
Conversion of non-voting common stock to voting common stock	4,115,058	—	(4,115,058)	—	—	—	—	—	—	—
Issuance of common stock upon settlement of restricted stock units	111,549	—	—	—	—	—	—	—	—	—
Issuance of common stock under employee stock purchase plan	84,812	—	—	—	—	—	1,271	—	—	1,271
Issuance of common stock as consideration for acquisition	200,314	—	—	—	—	—	4,287	—	—	4,287
Foreign currency translation adjustment	—	—	—	—	—	—	—	(1,513)	—	(1,513)
Stock-based compensation	—	—	—	—	—	—	30,259	—	—	30,259
Net loss	—	—	—	—	—	—	—	—	(39,347)	(39,347)
Balances at December 31, 2022	109,790,702	$ 10	1,873,320	$ 1	(2,317,722)	$ (748)	$ 649,756	$ (1,912)	$ (165,204)	$ 481,903

112

Issuance of common stock in connection with public offering, net of underwriter discounts and commissions	8,500,000	1	—	—	—	—	261,119	—	—	261,120
Costs incurred in connection with public offering	—	—	—	—	—	—	(1,062)	—	—	(1,062)
Issuance of treasury stock under equity incentive plans	—	—	—	—	2,677	1	(1)	—	—	—
Issuance of common stock upon exercise of stock options, net of tax withheld	3,339,587	—	—	—	—	—	1,877	—	—	1,877
Issuance of common stock upon settlement of restricted stock units	1,192,362	—	—	—	—	—	—	—	—	—
Issuance of common stock for retention bonus	42,498	—	—	—	—	—	1,196	—	—	1,196
Issuance of common stock under employee stock purchase plan	145,058	—	—	—	—	—	2,691	—	—	2,691
Foreign currency translation adjustment	—	—	—	—	—	—	—	3,232	—	3,232
Stock-based compensation	—	—	—	—	—	—	43,726	—	—	43,726
Net loss	—	—	—	—	—	—	—	—	(8,566)	(8,566)
Balances at December 31, 2023	123,010,207	$ 11	1,873,320	$ 1	(2,315,045)	$ (747)	$ 959,302	$ 1,320	$ (173,770)	$ 786,117
Issuance of common stock upon exercise of stock options, net of tax withheld	1,799,325	2	—	—	—	—	5,613	—	—	5,614
Issuance of common stock upon settlement of restricted stock units, net of tax withheld	1,794,743	—	—	—	—	—	(798)	—	—	(798)
Issuance of common stock under employee stock purchase plan	193,413	—	—	—	—	—	3,108	—	—	3,108
Issuance of common stock for retention bonus	56,164	—	—	—	—	—	324	—	—	324
Common stock repurchased	—	—	—	—	(2,386,856)	(45,564)	—	—	—	(45,564)
Issuance of treasury stock under equity incentive plans	—	—	—	—	30,927	43	(43)	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	(3,594)	—	(3,594)
Unrealized gains on available-for-sale debt securities, net of taxes	—	—	—	—	—	—	—	208	—	208
Stock-based compensation	—	—	—	—	—	—	66,452	—	—	66,452
Net income	—	—	—	—	—	—	—	—	2,900	2,900
Balances at December 31, 2024	126,853,852	13	1,873,320	—	(4,670,974)	(46,268)	1,033,958	(2,066)	(170,870)	814,767

* All dollar amounts are rounded and as a result, certain amounts may not recalculate using the rounded amounts provided.

The accompanying notes are an integral part of these consolidated financial statements.

FLYWIRE CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in thousands)

	Year Ended December 31,		
	2024	2023	2022
Cash flows from operating activities:			
Net income (loss)	$ 2,900	$ (8,566)	$ (39,347)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	17,363	15,764	12,304
Stock-based compensation expense	64,933	43,726	30,259
Amortization of deferred contract costs	972	1,789	1,799
Change in fair value of contingent consideration	(978)	380	(2,805)
Deferred tax (benefit) provision	(8,794)	72	(1,708)
Provision for uncollectible accounts	(83)	326	152
Non-cash interest income	(1,435)	—	—
Non-cash interest expense	230	298	348
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(5,292)	(2,082)	(323)
Unbilled receivables	(4,764)	(5,394)	(1,928)
Funds receivable from payment partners	23,835	(50,975)	(30,917)
Prepaid expenses, other current assets and other assets	(5,322)	(4,279)	(11,318)
Funds payable to clients	6,867	86,616	48,932
Accounts payable, accrued expenses and other current liabilities	3,302	5,548	6,761
Contingent consideration	(93)	(467)	(4,510)
Other liabilities	(1,543)	(1,260)	(1,872)
Deferred revenue	(630)	(871)	(400)
Net cash provided by operating activities	91,468	80,625	5,427
Cash flows from investing activities:			
Purchase of short-term and long-term investments	(193,927)	—	—
Proceeds from the maturity and sale of short-term and long-term investments	29,598	—	—
Capitalization of internally developed software	(5,317)	(5,004)	(5,717)
Purchases of property and equipment	(924)	(1,009)	(1,353)
Acquisitions of businesses, net of cash acquired	(45,230)	(32,764)	(17,140)
Contingent consideration paid for acquisitions	—	—	(453)
Net cash used in investing activities	(215,800)	(38,777)	(24,663)
Cash flows from financing activities:			
Proceeds from issuance of common stock under public offering, net of underwriting discount and commissions	—	261,119	—
Payments of costs related to public offering	—	(1,062)	—
Repayment of long-term debt	—	—	(25,939)
Contingent consideration paid for acquisitions	(1,032)	(1,207)	(3,701)
Payment of long-term debt issuance costs	(783)	—	—
Payments of tax withholdings for net settled option exercises	(797)	(8,483)	(2,564)
Proceeds from the issuance of stock under Employee Stock Purchase Plan	3,108	2,691	1,271
Proceeds from exercise of stock options	5,613	10,360	6,963
Common stock repurchased	(43,740)	—	—
Net cash (used in) provided by financing activities	(37,631)	263,418	(23,970)
Effect of exchange rates changes on cash and cash equivalents	2,597	(1,835)	5,023
Net (decrease) increase in cash, cash equivalents and restricted cash	(159,366)	303,431	(38,183)
Cash, cash equivalents and restricted cash, beginning of year	$ 654,608	$ 351,177	$ 389,360
Cash, cash equivalents and restricted cash, end of year	$ 495,242	$ 654,608	$ 351,177

The accompanying notes are an integral part of these consolidated financial statements.

FLYWIRE CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in thousands)

	Year Ended December 31,		
	2024	2023	2022
Supplemental disclosures of cash flow and noncash information			
Cash paid during the period for interest	—	—	770
Issuance of common stock for acquisition	—	—	4,287
Accrued excise tax related to common stock repurchase	451	—	—
Purchase of property and equipment in accounts payable	16	14	36
Capitalized stock-based compensation expense	1,519	—	—
Issuance of common stock for retention bonus	324	1,196	—
Reconciliation of cash, cash equivalents and restricted cash			
Cash and cash equivalents	$ 495,242	$ 654,608	$ 349,177
Restricted cash	—	—	2,000
Cash, cash equivalents and restricted cash	$ 495,242	$ 654,608	$ 351,177

The accompanying notes are an integral part of these consolidated financial statements.

FLYWIRE CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Business Overview and Summary of Significant Accounting Policies

Flywire Corporation (Flywire or the Company) was incorporated under the laws of the State of Delaware in July 2009 as peerTransfer Corporation. In 2016, the Company changed its name to Flywire Corporation. The Company is headquartered in Boston, Massachusetts and has a global footprint in 16 countries across 5 continents.

Flywire provides a secure global payments platform, offering its clients an innovative and streamlined process to receive reconciled domestic and international payments in a more cost effective and efficient manner. The Company's solutions are built on three core elements: (i) a next-gen payments platform, (ii) a proprietary global payment network, and (iii) vertical-specific software backed by its deep industry expertise.

2023 Follow-On Public Offering

On August 9, 2023, the Company entered into an Underwriting Agreement with Goldman Sachs & Co. LLC, as representative of the several Underwriters, in connection with the offer and sale of 8,000,000 shares of voting common stock, at a price to the public of $32.00 per share. In addition, pursuant to the terms of the Underwriting Agreement, the Company granted the Option to purchase up to 1,200,000 additional shares of voting common stock.

The Primary Offering closed on August 14, 2023 and on September 12, 2023, the Underwriters exercised the Option in part and purchased an additional 500,000 shares of voting common stock at a price to the public of $32.00 per share. The Company received $260.1 million in net proceeds from the Public Offering, after deducting underwriting discounts and commissions of $10.9 million and other offering costs of $1.1 million.

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States (GAAP). Intercompany accounts and transactions have been eliminated upon consolidation.

Segment Information

The Company has a single operating and reportable segment. See *Note 3 - Segment Information* for additional details regarding the Company's significant segment expenses.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuation of certain stock-based compensation awards, the valuation of contingent consideration, the valuation of acquired intangible assets and their useful lives, the estimate of credit losses on accounts receivable, unbilled receivables and available-for-sale debt securities, the assessment of other-than-temporary impairment of available-for-sale debt securities, intangibles and other long-lived assets and the incremental borrowing rates for operating leases. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, the Company evaluates its estimates as there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results may differ from those estimates or assumptions.

Impact of Inflation

Inflation did not have a material effect on the Company's cash flows and results of operations during the year ended December 31, 2024.

Concentrations of Credit Risk, Financial Instruments and Significant Clients

Financial instruments that potentially subject the Company to concentration of credit risk consists principally of cash, cash equivalents, investments in available-for-sale debt securities, accounts receivable, unbilled receivables and funds receivable from payment partners.

The Company maintains its cash and cash equivalents with financial institutions that management believes are of high credit quality. Our cash equivalents include money market funds, which are AAA-rated and comprised of liquid, high quality debt securities issued by the U.S. government. The Company's cash and cash equivalents deposited with the financial institutions exceed the Federal Deposit Insurance Corporation (FDIC) insurance limit of $250,000. As part of its cash management process, the Company performs periodic reviews of the credit standing of the financial institutions holding its cash and cash equivalents. Additionally, to mitigate credit risk associated with financial institutions, the Company diversifies its cash and cash equivalents across multiple financial institutions and U.S. Treasury Money Market Funds. U.S. Treasuries, by their nature, create a concentration of credit risk with the U.S. Government. The Company's access to its cash and cash equivalents and client funds could be significantly impacted in volatile markets given our concentration in government money market funds.

To manage credit risk associated with investments in available-for-sale debt securities, the Company monitors credit ratings of the issuers of the securities and diversifies its investments by limiting its holding in any one security or issuer.

To manage credit risk related to accounts receivable and unbilled receivables, the Company maintains an allowance for credit losses. The allowance is determined by applying a loss-rate method based on an aging schedule using the Company's historical loss rate. The Company also considers reasonable and supportable current and forecasted information in determining its estimated loss rates, such as external forecasts, macroeconomic trends, or other factors that are associated with the credit quality of the Company's customer base. The Company did not experience any material credit losses during the years ended December 31, 2024, 2023 and 2022.

Accounts receivable are derived from revenue earned from clients located in the U.S. and internationally. Significant clients are those that represent 10% or more of accounts receivable, net. As of December 31, 2024 and 2023, there was no client that represented 10% or more of accounts receivable, net.

Funds receivable from payment partners consist primarily of cash held by the Company's global payment processing partners that have not yet been remitted to the Company. Significant partners are those that represent 10% or more of funds receivable from payment partners as set forth in the following table:

| | December 31, | |
	2024	2023
Partner A	19%	14%
Partner B	11%	15%
Partner C	*	13%
Partner D	*	11%
Partner E	28%	20%

* Less than 10% of total balance.

During the years ended December 31, 2024, 2023 and 2022, no client accounted for 10% or more of total revenue.

Summary of Significant Accounting Policies

Cash Equivalents and Restricted Cash

Cash equivalents consist of short-term, highly liquid investments with stated maturities of three months or less from the date of purchase. Our cash equivalents include money market funds, which are AAA-rated and comprised of liquid, high-quality debt securities issued by the U.S. government.

Restricted cash consists of amounts required to be maintained to cover certain banks' or clients' credit risk exposure related to facilitating payments for the Company. The Company did not have any restricted cash as of December 31, 2024 and 2023.

Investments

During the year ended December 31, 2024, the Company began investing in a diversified portfolio of highly rated marketable debt securities, all of which are classified as available-for-sale. Available-for-sale debt securities with remaining maturities of greater than three months but less than one year and those identified by management at the time of purchase to be used to fund operations within one year are classified as short-term. All other available-for-sale securities are classified as long-term. Available-for-sale debt securities with readily determinable market values are recorded at fair value, and unrealized holding gains and temporary losses are recorded as a component of accumulated other comprehensive (loss) income, net of related estimated tax.

The Company evaluates its available-for-sale debt securities for other-than-temporary impairment on a quarterly basis. When a decline in fair value is determined to be other-than-temporary, the cost of the investment is adjusted to fair value by recording a loss on investments in the consolidated statements of operations and comprehensive loss. Gains and losses on investments are calculated on the basis of specific identification. The Company reviews several factors to determine whether a loss is other-than-temporary, such as the length and extent of the fair value decline, the financial condition and near-term prospects of the issuer, market conditions and trends and whether the Company has the intent to sell or will more likely than not be required to sell before the securities' anticipated recovery, which may be at maturity.

Allowance for Credit Losses

Accounts receivable represent client obligations that are unconditional. The Company's accounts receivable do not bear interest and generally does not require collateral or other security to support related receivables. Unbilled receivables represent the Company's unconditional right to payment. Accounts receivable and unbilled receivables are presented net of an estimated allowance for credit losses for amounts that may not be collectible over the estimated life of the assets.

The allowance for credit losses is determined by applying a loss-rate method based on an aging schedule using the Company's historical loss rates. The Company also considers reasonable and supportable current and forecasted information in determining its estimated loss rates, such as external forecasts, macroeconomic trends, or other factors that are associated with the credit quality of the Company's customer base. The adequacy of the allowance for credit losses is evaluated on a regular basis. Account balances are written off after all means of collection are exhausted and the balance is deemed uncollectible. Subsequent recoveries, if any, are credited to the allowance. Adjustments to the allowance for credit losses are recorded within general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Property and Equipment, net

Property and equipment consist primarily of computer equipment and software, internal-use software, furniture and fixtures and leasehold improvements. Property and equipment are stated at historical cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which is between three to five years for computer equipment and software, five years for internal-use software, three years for furniture and fixtures, and the lesser of the useful life or remaining non-cancelable term of the lease for leasehold improvements. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation are removed from the consolidated balance sheets and the resulting gain or loss is reflected in income (loss) from operations in the consolidated statements of operations and comprehensive loss.

Impairment of Long-Lived Assets

The Company continually evaluates the recoverability of long-lived asset (asset group) when events and changes in circumstances indicate that the carrying amount of the long-lived asset group may not be fully recoverable. Factors the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of the assets. When indicators of impairment are present, the Company compares forecasts of undiscounted future cash flows expected to result from the use and eventual disposition of the long-lived asset group to its carrying value. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of an asset group are less than its carrying amount. There were no impairments recorded for the Company's long-lived assets during any of the periods presented.

Intangible Assets, net

Intangible assets consist of acquired developed technology, acquired relationships and trade names and associated trademarks. Intangible assets are recognized at fair value using generally accepted valuation methods deemed appropriate for the type of intangible asset acquired, and reported net of accumulated amortization, separately from goodwill.

The Company estimates the fair value of acquired developed technology and trade name and associated trademarks under the income approach using the relief-from-royalty method. The relief-from-royalty method estimates the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or a license fee on revenues earned through the use of the asset. The estimated royalty rate is determined based on the assessment of a reasonable royalty rate that a third party would negotiate in an arm's-length license agreement for the use of the technology, trade name or trademark. The Company estimates the fair value of acquired relationships under the income approach using the multi-period excess earnings method. The multi-period excess earnings method estimates the present value of the incremental after-tax cash flows solely attributable to the intangible asset. The estimated fair values of these intangible assets reflect various assumptions including discount rates, revenue growth rates, operating margins, terminal values and other prospective financial information.

Intangible assets are amortized using a method that reflects the pattern in which the economic benefits of the intangible asset are expected to be realized over their estimated useful lives ranging from one to fifteen years. The useful lives for developed technology are determined based on expectations regarding the evolution of existing technology and future investments. The useful lives for acquired related intangible assets are determined based primarily on forecasted cash flows, which include estimates for the revenues, expenses and customer attrition associated with the assets. The useful lives of definite-lived trademarks and trade names are based on the Company's plans to phase out the trademarks and trade names in the applicable markets.

No significant residual value is estimated for intangible assets.

Software Developed for Internal-Use

The Company capitalizes costs related to internal-use software during the application development stage including third-party consulting costs and compensation expenses related to FlyMates who devote time to the development of the projects. The Company records software development costs in property and equipment. Costs incurred in the preliminary stages of development activities and post implementation activities are expensed in the period incurred and are included in technology and development expense in the consolidated statements of operations and comprehensive loss. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Once the additional functionality is available for general use, capitalization ceases and the asset begins being amortized. The Company periodically assesses whether triggering events are present to review the useful lives of internal-use software. Unforeseen circumstances in software development, such as a significant change in the manner in which the software is intended to be used, obsolescence or a significant reduction in revenues due to attrition, could require us to implement alternative plans with respect to a particular effort, which could result in the impairment of previously capitalized software development costs. Software developed for internal-use is amortized straight-line over its estimated useful life of five years.

Goodwill

The Company tests goodwill for impairment on an annual basis on the first day of the fourth quarter or more frequently if events or changes in circumstances indicate that goodwill may be impaired. The Company's goodwill impairment test is performed at the enterprise level given it is the sole reporting unit. Events that could indicate goodwill impairment and trigger an interim impairment assessment include, but are not limited to, market conditions, economic conditions, entity-specific financial performance and other events such as significant adverse change in legal factors, business climate, operational performance of the business or key personnel, and an adverse action or assessment by a regulator. Goodwill is tested for impairment by first performing a qualitative assessment to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If the reporting unit does not pass the qualitative assessment, then the reporting unit's carrying value is compared to its fair value, including goodwill. Goodwill is considered impaired if the carrying value of the reporting unit exceeds its fair value. The fair value of the reporting unit is estimated using a combination of income and market approaches. The discounted cash flow method, a form of the income approach, uses expected future operating results and a market participant discount rate. The market approach uses comparable company prices and other relevant information generated by market transactions (either publicly traded entities or mergers and acquisitions) to develop pricing metrics to be applied to historical and expected future operating results of the reporting unit. Failure to achieve these expected results, changes in the discount rate or market pricing metrics, may cause a future impairment of goodwill. There were no impairments of goodwill during any of the periods presented.

Leases

The Company recognizes leases on its consolidated balance sheets as right-of-use (ROU) assets and lease liabilities. ROU assets represent the Company's right to use underlying assets for the lease terms and lease liabilities represent obligations to make lease payments arising from the leases. ROU assets are included in Other assets and lease liabilities are included in Other liabilities. Lease classification is determined at commencement date. All of the Company's leases are accounted for as operating leases. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. As the implicit rate of the leases is not determinable, the Company uses its incremental borrowing rate in determining the present value of the lease payments. ROU assets are adjusted for deferred rent and any lease incentives. Variable lease payments for maintenance, property taxes and other operating expenses are recognized as expense in the period in which the obligation for the payment is incurred. The Company elected not to separate lease and non-lease components, as well as the short-term lease recognition exemption and will not recognize ROU assets or lease liabilities for leases with a term less than 12 months. The operating lease expense associated with operating leases is recognized as a single lease cost on a straight-line basis over the lease term and is included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

Business Combinations

In determining whether an acquisition should be accounted for as a business combination or an asset acquisition, the Company first determines whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business acquisition. If substantially all of the fair value of the gross assets acquired is not concentrated in a single identifiable asset or group of similar identifiable assets, the Company further evaluates whether the integrated set of assets and activities include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. If so, the Company concludes that the integrated set of assets and activities is a business acquisition.

The Company accounts for business acquisitions using the acquisition method of accounting. In accordance with this method, assets acquired and liabilities assumed are recorded at their respective fair values at the acquisition date. The fair value of the consideration paid, including contingent consideration, is assigned to the assets acquired and liabilities assumed based on their respective fair values. Goodwill represents the excess of the purchase price over the estimated fair values of the assets acquired and liabilities assumed. Contract assets and contract liabilities acquired in a business combination are recognized and measured as if the acquirer entered into the original contract at the same time and same date as the acquiree in accordance with Topic 606.

Determining the fair value of assets acquired and liabilities assumed is judgmental in nature and can involve the use of significant estimates and assumptions. Fair value and useful life determinations are based on, among other factors, estimates of future expected cash flows, revenue growth rates, royalty rates, operating margins and appropriate discount rates used in computing present values. These estimates may materially impact the net income or loss in periods subsequent to acquisition through depreciation and amortization, and in certain instances through impairment charges, if assets become impaired in the future. Additionally, actual results may vary from these estimates that may result in adjustments to goodwill and acquisition date fair values of assets and liabilities during a measurement period or upon a final determination of asset and liability fair values, whichever comes first. Adjustments to fair values of assets and liabilities made after the end of the measurement period are recorded within operating results.

Contingent consideration in business combinations is recognized at fair value on the acquisition date. Subsequent to the acquisition date, at each reporting date, the contingent consideration is remeasured and changes in the fair value resulting from changes in the underlying inputs are recognized in general and administrative expense in the consolidated statements of operations and comprehensive loss until the contingent consideration is settled.

The fair value of the contingent consideration in the Company's consolidated balance sheets was determined using either an option pricing model that reflects the Company's expectations about the probability of payment based on facts and circumstances that existed at the acquisition closing date or a scenario-based method formed on the likelihoods of achieving each of the milestones. See *Note 5 - Fair Value Measurements* for inputs used to fair value contingent consideration.

Transaction costs related to business combinations are expensed as incurred and are included in general and administrative expense in consolidated statements of operations and comprehensive loss.

Fair Value Measurements

Certain assets and liabilities are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the principal or most advantageous market for the asset or liability. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The Company's cash equivalents are carried at fair value (Level 1) as determined according to the fair value hierarchy described above. The Company's cash equivalents include money market funds, which are measured at fair value using the net asset value (NAV) per share practical expedient. The money market funds, which are AAA-rated are comprised of liquid, high-quality debt securities issued by the U.S. government. Shares in money market funds are purchased and redeemed at the NAV at the time of the purchase or sale, which may be purchased or redeemed on demand, as may be required by the Company. The Company's investments in available-for-sale debt securities are carried at fair value, determined using Level 2 inputs in the fair value hierarchy as quoted prices are available to support the valuation. The carrying values of accounts receivable, funds receivable from payment partners, unbilled receivables, prepaid expenses, accounts payable, funds payable to clients and accrued expenses and other current liabilities approximate their respective fair values due to the short-term nature of these assets and liabilities. The Company's contingent consideration is carried at fair value, determined using Level 3 inputs in the fair value hierarchy.

Foreign Currency Translation and Transactions

The Company's reporting currency is the U.S. Dollar. The financial statements of the Company's foreign subsidiaries are translated from local currency into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities, and the average exchange rate in effect during the period for revenue and expenses. The functional currency of the Company and its subsidiaries, with the exception of its U.K. and Australian subsidiaries, is the U.S. Dollar. The functional currency for the U.K. and the Australian subsidiaries is considered to be the local currency and, accordingly, translation adjustments for these entities are included as a component of accumulated other comprehensive (loss) income in the Company's consolidated balance sheets. Gains and losses from the remeasurement of foreign currency transactions into the functional currency are recognized as in the consolidated statements of operations and comprehensive loss.

Derivative Instruments and Hedging

The Company generates revenues and incurs expenses by processing payments in foreign currencies. Changes in the value of foreign currencies could impact the Company's consolidated statements of operations and comprehensive loss. To mitigate the volatility related to fluctuations in the foreign exchange rates, the Company enters into non-deliverable forward foreign currency contracts.

The Company's foreign currency forward contracts economically hedge certain risk but are not designated as hedges for financial reporting purposes. All changes in the fair value of these derivative instruments are recorded as foreign currency transaction gains or losses and are included as a component of general and administrative in the consolidated statements of operations and comprehensive loss. The Company records all derivative instruments in the consolidated balance sheet at their fair values in prepaid expenses and other current assets and accrued expenses and other current liabilities.

Revenue Recognition

Revenue is recognized when a customer obtains control of the promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In order to achieve this core principle, the Company applies the following five steps:

(i)   Identify the contract(s) with a customer.

(ii)   Identify the performance obligations in the contract.

(iii)   Determine the transaction price.

(iv)   Allocate the transaction price to the performance obligations in the contract.

(v)   Recognize revenue as the entity satisfies a performance obligation.

The Company derives revenue primarily from transactions and platform and other revenues.

Transaction Revenue - relates to fees charged for payment processing services provided to educational institutions, healthcare entities and other commercial entities (each a client), which is comprised of processing domestic and cross-border transactions. The Company's services relate to facilitating payments from individuals, such as students and patients, and organizations (client's customer) to clients. Fees charged for payment processing services consist of a rate applied to the monetary value of the payment and can vary based on the currency pair conversion the transaction is settling in, as well as the geographic region in which the client and the client's customer resides. Fees received are recorded as revenue in the consolidated statements of operations and comprehensive loss upon completion of the payment processing transaction. The Company does not recognize the underlying amount of the transaction being settled between the client and the client's customer as revenue in the consolidated statements of operations and comprehensive loss, as the Company is not the responsible party for fulfilling the obligation between the client and the client's customer. Therefore, revenue is only recognized for the fee to which the Company is entitled for processing the payment.

The money can be wired directly from the client's customer to the Company; however, in certain situations when the client's customer resides in a country where the Company does not have an active bank account, the Company uses third-party service providers (Partners) to collect wired funds before remitting the funds to the Company. On a recurring basis, the Partner invoices the Company a fee for each payment processed and deposited into the Company's bank account. The fee paid to Partners as well as any foreign exchange banking fees paid by the Company are reflected in the payment processing services costs line in the consolidated statements of operations and comprehensive loss.

Once a Partner receives funds from a client's customer, the Company has the right to receive those funds from the Partner. The funds are not remitted to the Company immediately. When the Partner receives funds from the client's customer, the Company records a receivable, which is included in funds receivables from payment partners, and a corresponding liability, included in funds payable to clients, in the consolidated balance sheets. The amounts are generally collected or paid within one to 30 days. Partners report to the Company the funds received from the client's customer on a daily basis. Revenue in transactions where Partners are involved is not recognized until the payment is remitted to clients.

The Company also earns revenue from fees charged to credit card service providers for marketing arrangements in which the Company performs certain marketing activities to increase the awareness of the credit card provider and promote certain methods of payment. Consideration under these arrangements include fixed fees and variable fees based on a percentage of transactions processed during the duration of the marketing program. Marketing services provided leverages the Company's existing network and transaction processing platform; therefore, these arrangements are considered part of the Company's ordinary business activities.

In certain circumstances, the Company provides marketing services to financial institutions that are considered both a client (for marketing services) and a service provider (for processing payments). Each one of these services are negotiated separately, each agreement is for distinct service and they are priced at fair value;

therefore, fees included in the marketing arrangements are accounted for as revenue, while fees paid by the Company are accounted for as payment processing services cost.

Platform and other revenues - primarily includes (i) fees earned for the utilization of the Company's platforms to optimize cash collections and student application processing, which include revenue earned from software subscription fees and usage-based fees, (ii) fees for the establishment of payment plans on the Company's payment platform, (iii) fees related to printing, mailing, and other services which are ancillary to the solutions the Company provides to its clients, (iv) commissions from insurance providers when an end-user purchases an insurance policy, and (v) revenue from interest earned on funds held for customers in interest-bearing accounts. Platform and other revenues has been referred to as platform and usage-based fee revenue in prior filings.

Performance Obligations

Substantially all of the Company's arrangements represent a single promise to provide continuous access to the Company's platform to perform payment processing services, cash collection optimization services, marketing, printing and mailing services, on an as-needed basis.

As each day of providing these services is substantially the same and the client simultaneously receives and consumes the benefits as services are provided, these services are viewed as a single performance obligation comprised of a series of distinct daily services. The Company satisfies its performance obligation as these services are provided. Revenue is recognized in the month the service is complete.

For those arrangements that include fixed consideration, the fixed component is recognized ratably over the service period while variable consideration is recognized in the period earned.

The Company considers implementation services as an activity to fulfill a contract, rather than a distinct performance obligation as the client does not obtain benefits from the implementation service alone. The Company charges an immaterial amount for implementation services.

Variable Consideration

The Company's contracts contain variable consideration as the amount the Company expects to receive in a contract is based on the occurrence or non-occurrence of future events, such as processing services performed as a transaction-based pricing arrangement. The variable consideration relates specifically to the Company's effort to transfer each distinct daily service, as such the Company allocates the variable consideration earned to the distinct day in which those activities are performed and it recognizes these fees as revenue in period earned, at which point the variable amount is known and it does not require estimation.

Payment Terms

The Company's payment terms vary by type of client, client's customers and services offered and ranges between one and 60 days. Typically, the Company charges either a fixed fee, a fixed fee per transaction or percentage of transaction value or a combination of both.

The Company does not assess whether a significant financing component exists if the period between performance obligations under the contract and payment is one year or less. None of the Company's contracts contain a significant financing component as of December 31, 2024, 2023 and 2022.

Other Revenue Recognition Policies

The Company incurs costs in processing payments which may include banking, credit card processing, foreign currency translation, partner fees, printing and mailing fees. These fees are direct costs of the Company in providing payment processing services. Since the Company controls the related payment processing service, it is responsible for completing the payment, bears primary responsibility for the fulfillment of the payment service, and it has full discretion in determining the fee charged, the Company is acting as a principal. As such, the Company recognizes fees charged to its clients on a gross basis.

Remaining Performance Obligations

The Company does not disclose the value of remaining performance obligations for (i) contracts with an original contract term of one year or less, (ii) contracts for which the Company recognizes revenue at the amount to which it has the right to invoice when that amount corresponds directly with the value of services performed, and (iii) variable consideration allocated entirely to a wholly unsatisfied performance obligation or to a wholly unsatisfied distinct service that forms part of a single performance obligation.

See *Note 2 - Revenue and Recognition* for additional information on revenue recognition.

Payment Processing Services Costs

Payment processing services costs consist of costs incurred to process payment transactions which include banking and credit card processing fees, foreign currency translation costs, partner fees, personnel-related expenses for our FlyMates who facilitate these payments and personnel related expenses to our FlyMates who provide implementation services to the Company's clients.

Technology and Development

Technology and development includes (a) costs incurred in connection with the development of the Company's transaction processing and payments platform, new solutions, and the improvement of existing solutions, including the amortization of software and website development costs incurred in developing transaction processing and payments platform, which are capitalized, and acquired developed technology, (b) site operations and other infrastructure costs incurred to support the transaction processing and payments platform, (c) amortization related to capitalized cost to fulfill a contract, (d) personnel-related expenses, including salaries, stock based compensation and other expenses, (e) hardware and software engineering, consultant services and other costs associated with the Company's technology platform and products, (f) research materials and facilities and (g) depreciation and maintenance expense.

Selling and Marketing

Selling and marketing expenses consist of personnel-related expenses, including stock-based compensation expense, sales commissions, amortization of acquired customer relationship intangible assets, marketing program expenses, travel-related expenses and costs to market and promote the Company's solutions through advertisements, marketing events, partnership arrangements, and direct client acquisition.

General and Administrative

General and administrative expenses consist of personnel-related expenses, including stock-based compensation expense for finance, risk management, legal and compliance, human resources and IT functions, costs incurred for external professional services, as well as rent, and facility and insurance costs.

Advertising Costs

Advertising costs are expensed as incurred and are included in selling and marketing expenses in the consolidated statements of operations and comprehensive loss. Advertising expenses were $7.5 million, $6.6 million and $4.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Stock-Based Compensation

The Company recognizes compensation cost for all stock-based compensation awards made to employees, net of an estimated forfeiture rate and recognizes compensation cost only for those shares expected to vest over the requisite service period of the award.

The Company determines compensation expense associated with restricted stock units based on the fair value of the Company's common stock on the date of the grant.

The Company determines compensation expense associated with options to purchase shares of common stock and Employee Stock Purchase Plan (ESPP) based on the grant date fair value method using the Black-Scholes valuation model.

The Black-Scholes valuation model requires judgments and estimates. Such estimates include the exercise price, expected volatility, expected term, risk free rate and expected dividend yield. Any changes to those estimates may have a significant impact on the stock-based compensation expense recorded and could materially impact the Company's results of operations.

The fair value of the Company's common stock is determined based on the closing quoted market price of the Company's common stock.

The expected volatility is estimated based on the historical volatility of the Company's common stock. However, since the Company's initial public offering occurred in 2021, the Company lacked sufficient Company-specific historical and implied volatility information for its stock options granted in 2022; therefore, the Company estimated its expected stock volatility based on the historical volatility of publicly traded peer companies.

The expected term represents the period that stock-based awards are expected to be outstanding. The expected term for options grants is determined using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock-based awards.

The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Expected dividend yield is zero based on the fact that the Company does not have a history of declaring or paying cash dividends.

Compensation expense is recognized using a straight-line amortization method over the requisite service period of the award, which is generally the vesting term of four years for stock options, one to four years for restricted stock units and the offering period of 6 months for ESPP. The Company has elected to estimate the expected forfeiture rate and recognize expense only for those shares expected to vest. The expected forfeiture rate is estimated based on historical experience, which was determined to be 5% for the year ending December 31, 2024.

The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive loss in the same manner in which the award recipient's payroll costs are classified.

Income Taxes

The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and the tax basis of assets and liabilities, as measured by enacted tax rates anticipated to be in effect when these differences are expected to reverse.

The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The Company classifies deferred tax assets and liabilities as noncurrent within the consolidated balance sheets.

The Company accounts for uncertain tax positions using a two-step process to determine the amount of tax benefit to be recognized. First, the tax position is evaluated to determine the likelihood that it will be sustained upon external examination. If the tax position is deemed "more-likely-than-not" to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

The Company accounts for the earnings of its foreign subsidiaries, if any, as permanently reinvested and therefore does not provide for U.S. income taxes that could result from the distribution of those earnings to the U.S. parent.

The Company is open to future tax examinations from 2018 to the present; however, carryforward attributes that were generated prior to 2018 may still be adjusted upon examination by federal, state or local tax authorities to the extent they will be used in a future period.

Comprehensive Loss

Comprehensive loss includes net income (loss) as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The comprehensive loss for the Company equals its net income (loss) plus changes in foreign currency translation and unrealized gains (losses) on available-for-sale debt securities, net of taxes for all periods presented.

Net Income (Loss) per Share

Basic net income (loss) per share attributable to common stockholders is computed by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net income (loss) attributable to common stockholders is computed by adjusting net income (loss) attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted-average number of common shares outstanding, including all potentially dilutive common shares, if the effect of such shares is dilutive. The dilutive effect of outstanding equity incentive awards is reflected in diluted net income (loss) per share by application of the treasury stock method.

In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. The Company reported net income attributable to common stockholders for the year ended December 31, 2024. The Company reported net loss attributable to common stockholders for the years ended December 31, 2023 and 2022; accordingly, basic net loss per share attributable to common stockholders was the same as diluted net loss per share attributable to common stockholders.

The rights, including the liquidation and dividend rights, of the voting and non-voting common stock are identical, except with respect to voting rights. As the liquidation and dividend rights are identical, the undistributed earnings are allocated on a proportionate basis to each class of common stock and the resulting basic and diluted net income (loss) per share attributable to common stockholders are, therefore, the same for both voting and non-voting common stock on both individual and combined basis.

Recently Adopted Accounting Pronouncements

The following Accounting Standards Update (ASU) was issued by the Financial Accounting Standards Board and adopted by Flywire during the year ended December 31, 2024:

ASU 2023-07*, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures:* ASU 2023-07 improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 also enhances interim disclosure requirements, clarifies circumstances in which an entity can disclose multiple segment measures of profit or loss, provides new segment disclosure requirements for entities with a single reportable and contains other disclosure requirements. The Company adopted ASU 2023-07 retrospectively for the annual period during the year ended December 31, 2024. The adoption of this standard resulted in additional disclosures for segment reporting. Refer to *Note 3 - Segment Reporting* for additional details on the adoption of ASU 2023-07.

Accounting Pronouncements Not Yet Adopted as of December 31, 2024

ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures:* ASU 2023-09 requires public business entities to disclose on an annual basis additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold. In addition, ASU 2023-09 requires disclosure pertaining to taxes paid, net of refunds received, to be disaggregated for federal, state, and foreign taxes and further disaggregated for specific jurisdictions to the extent the related amounts exceed a quantitative threshold. ASU 2023-09 is effective for the Company for the annual period beginning on January 1, 2025. Early adoption is permitted. ASU 2023-09 should be applied on a prospective basis. However, companies have the option to apply the standard retrospectively. The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses:* ASU 2024-03 is intended to improve the disclosures of expenses by providing more detailed information about the types of expenses in commonly presented expense captions. The ASU requires entities to disclose the amounts of purchases of inventory, employee compensation, depreciation and intangible asset amortization included in each relevant expense caption; as well as a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively.

The amendment also requires disclosure of the total amount of selling expense and, in annual reporting periods, an entity's definition of selling expenses. ASU 2024-03 is effective for the Company for the annual period beginning on January 1, 2027, and interim reporting periods within annual reporting periods beginning January 1, 2028. Early adoption is permitted. The ASU can be applied either prospectively or retrospectively. The Company is currently evaluating the impact of this standard on its consolidated financial statements and disclosures.

Note 2. Revenue and Recognition

The following table presents revenue disaggregated by geographical area and major solutions. The categorization of revenue by geographical location is determined based on the location of where the client resides.

		Year Ended December 31,				
		2024		2023		2022
(in thousands)						
Primary geographical markets						
Americas	$	221,616	$	222,580	$	194,429
EMEA		188,869		120,840		69,185
APAC		81,659		59,674		25,761
Total revenue	$	492,144	$	403,094	$	289,375
Major solutions						
Transaction	$	410,256	$	329,721	$	224,149
Platform and other revenues		81,888		73,373		65,226
Total revenue	$	492,144	$	403,094	$	289,375

Contract Balances from Contracts with Clients

The timing of revenue recognition, billing and cash collection results in billed receivables, unbilled receivables and deferred revenue on the consolidated balance sheet.

When fees are received prior to transferring services to the client under the terms of a contract, deferred revenue, which is a contract liability, is recorded. Contract liabilities are recognized as revenue when services are performed and all other revenue recognition criteria have been met.

In certain instances, the Company delivers services in advance of billing. In this case the Company recognizes unbilled receivables which is not a contract asset as the Company has an unconditional right for payment.

The following table provides information about accounts receivable, unbilled receivables and deferred revenue from contracts with clients (in thousands):

		Year Ended December 31,		
		2024		2023
Accounts receivable, net	$	23,703	$	18,215
Unbilled receivables, net		15,453		10,689
Deferred revenue – current		7,337		6,968
Deferred revenue – non-current		207		169

For the year ended December 31, 2024, the Company recognized $5.8 million in revenue from amounts that were included in deferred revenue as of December 31, 2023.

For the year ended December 31, 2023, the Company recognized $4.8 million in revenue from amounts that were included in deferred revenue as of December 31, 2022.

Remaining Performance Obligations

The Company has performance obligations associated with certain clients' contracts for future services that have not yet been recognized as revenue. As of December 31, 2024, the aggregate amount of transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied, including deferred revenue, was approximately $10.8 million. Of the total remaining performance obligations, the Company expects to recognize approximately 62.0% within the next year, 23.6% after one year through year two and 14.4% over the next three to five years thereafter. Actual amounts and timing of revenue recognized may differ due to subsequent contract modifications, renewals and/or terminations.

Contract Costs

Incremental costs for obtaining contracts that are deemed recoverable are capitalized as contract costs and are included in other assets in the consolidated balance sheets. Such costs result from the payment of sales incentives and totaled $3.4 million, $3.5 million and $4.0 million as of December 31, 2024, 2023 and 2022, respectively. Capitalized sales incentives are amortized over the period of benefits, which the Company has determined to be three years. The amortization is included in selling and marketing expense line in the consolidated statements of operations and comprehensive loss, and totaled $2.0 million, $1.2 million and $0.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Costs to fulfill a contract are capitalized when they relate directly to an existing contract or specific anticipated contract, generate or enhance resources that will be used to fulfill performance obligations and are recoverable. Such costs primarily represent set-up and implementation costs, which include any direct cost incurred at inception of a contract. The Company capitalized $3.0 million, $2.3 million and $2.0 million of costs in 2024, 2023 and 2022, respectively within other assets on the consolidated balance sheets. These capitalized costs are amortized on a straight-line basis over the expected contract life, which generally is five years, starting on go-live date. The amortization is included in technology and development expense line in the consolidated statements of operations and comprehensive loss, and totaled $1.2 million, $0.6 million and $1.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. Included in the amortization expense for the year ended December 31, 2022 is $1.5 million resulting from the impairment of customer set-up costs associated with technology integration.

Note 3. Segment Information

The Company has a single operating and reportable segment. The Company's chief operating decision maker (CODM) is its Chief Executive Officer, who reviews financial information presented on a consolidated basis for purposes of making operating decisions, assessing financial performance and allocating resources.

Beginning in 2024 annual reporting, we adopted ASU 2023-07 retrospectively. The following table presents the Company's significant segment expenses and other segment items for the years ended December 31, 2024, 2023 and 2022. The CODM does not regularly review segment asset information for the purpose of assessing performance and making resource allocation decisions; therefore, such information is not presented.

	December 31,		
(in thousands)	2024	2023	2022
Revenue Less Ancillary Services [a]	$ 474,311	$ 381,506	$ 267,047
Less:			
Payment processing services costs	161,086	127,303	85,512
Personnel expense [b]	154,969	137,127	109,486
Other segment items [c]	81,247	77,014	56,851
Depreciation and amortization expense	18,541	16,368	14,103
Stock-based compensation expense	65,754	45,215	31,317
Interest expense	538	372	1,211
Interest income	21,440	13,349	3,242
Gain (loss) from remeasurement of foreign currency	(11,756)	4,192	(9,168)
(Benefit from) provision for income taxes	(1,040)	4,214	1,988
Segment income (loss)	2,900	(8,566)	(39,347)

[a] Revenue less Ancillary Services represents segment revenue.

[b] Personnel expense includes employees' and contractors' compensation in Technology and development, Selling and marketing and General and administrative operating expenses.

[c] Other segments items included in segment income (loss) includes the following expenses: professional fees, marketing, travel, facilities, software, acquisition and other general and administrative.

Note 4. Investments

The following table summarizes the estimated fair value of available-for-sale debt securities included within short-term and long-term investments as of December 31, 2024 (in thousands):

		December 31, 2024				
	Gross Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Accrued Interest Receivable	Aggregate Fair Value
Short-term investments						
Corporate bonds	$ 61,941	$ 143	$ (3)	$ —	$ 544	$ 62,625
U.S. Government obligations	36,358	76	(4)	—	325	36,755
Treasury bill	6,979	4	—	—	—	6,983
Foreign agency securities	2,583	3	—	—	21	2,607
Commercial paper	6,877	1	—	—	—	6,878
Total short-term investments	$ 114,738	$ 227	$ (7)	$ —	$ 890	$ 115,848
Long-term investments						
Corporate bonds	$ 22,797	$ 52	$ (23)	$ —	$ 274	$ 23,100
U.S. Government obligations	21,174	18	(67)	—	259	21,384
Agency bond	2,458	3	—	—	8	2,469
Asset-backed securities	3,163	7	(2)	—	4	3,172
Total long-term investments	$ 49,592	$ 80	$ (92)	$ —	$ 545	$ 50,125

The following table summarizes the fair value of the Company's available-for-sale debt securities by remaining contractual maturity as of December 31, 2024 (in thousands):

Due within one year	$ 115,848
Due after one year through five years	50,125
Total investments	$ 165,973

As of December 31, 2024, approximately 28 out of approximately 152 investments in available-for-sale debt securities were in an unrealized loss position. The following table shows fair values and gross unrealized losses for available-for-sale debt securities that were in an unrealized loss position, for which an allowance for credit losses has not been recorded, as of December 31, 2024 (in thousands):

	December 31, 2024					
	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Short-term investments						
Corporate bonds	$ 6,002	$ (3)	$ —	$ —	$ 6,002	$ (3)
U.S. Government obligations	2,010	(4)	—	—	2,010	(4)
Total short-term investments	$ 8,012	$ (7)	$ —	$ —	$ 8,012	$ (7)
Long-term investments						
Corporate bonds	$ 12,648	$ (23)	$ —	$ —	$ 12,648	$ (23)
U.S. Government obligations	13,845	(67)	—	—	13,845	(67)
Asset-backed securities	999	(2)	—	—	999	(2)
Total long-term investments	$ 27,492	$ (92)	$ —	$ —	$ 27,492	$ (92)

Unrealized losses have not been recognized into income (loss) as the Company neither intends to sell, nor anticipates that it is more likely than not that the Company will be required to sell, the securities before recovery of their amortized cost basis. The decline in fair value is due primarily to changes in market interest rates, rather than credit losses. Based on the evaluation of available evidence, the Company does not believe any unrealized losses represent other than temporary impairments.

During the year ended December 31, 2024, the Company received proceeds of $29.6 million from the sale and maturity of short-term and long-term investments. There have been no significant realized gains or losses on the sale of short-term and long-term investments during the year ended December 31, 2024.

Note 5. Fair Value Measurements

The following tables present the Company's fair value hierarchy for its financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024 and 2023 (in thousands):

	Measured at NAV as of December 31, 2024:	Measured at Fair Value as of December 31, 2024:			
		Level 1	Level 2	Level 3	Total
Financial Assets:					
Cash equivalents:					
Money market funds	$ 139,545	$ —	$ —	$ —	$ 139,545
Foreign exchange contracts	—	—	—	49	49
Short-term investments					
Corporate bonds	—	—	62,625	—	62,625
U.S. Government obligations	—	—	36,755	—	36,755
Treasury bill	—	—	6,983	—	6,983
Foreign agency securities	—	—	2,607	—	2,607
Commercial paper	—	—	6,878	—	6,878
Total short-term investments	—	—	115,848	—	115,848
Long-term investments					
Corporate bonds	—	—	23,100	—	23,100
U.S. Government obligations	—	—	21,384	—	21,384
Agency bond	—	—	2,469	—	2,469
Asset-backed securities	—	—	3,172	—	3,172
Total long-term investments	—	—	50,125	—	50,125
Total financial assets	$ 139,545	$ —	$ 165,973	$ 49	$ 305,567
Financial Liabilities:					
Contingent consideration	$ —	$ —	$ —	$ 5,094	$ 5,094
Total financial liabilities	$ —	$ —	$ —	$ 5,094	$ 5,094

	Measured at NAV as of December 31, 2023:	Measured at Fair Value as of December 31, 2023:			
		Level 1	Level 2	Level 3	Total
Financial Assets:					
Cash equivalents:					
Money market funds	$ 372,912	$ —	$ —	$ —	$ 372,912
Foreign exchange contracts	—	—	—	16	16
Total financial assets	$ 372,912	$ —	$ —	$ 16	$ 372,928
Financial Liabilities:					
Contingent consideration	$ —	$ —	$ —	$ 2,882	$ 2,882
Total financial liabilities	$ —	$ —	$ —	$ 2,882	$ 2,882

During the years ended December 31, 2024, 2023 and 2022, there were no transfers between Level 1, Level 2 or Level 3.

Contingent consideration

Invoiced

The fair value of the contingent consideration related to the revenue milestones from the Company's acquisition of Invoiced was determined using an option pricing model and the fair value of the contingent consideration related to the cross-selling, product and security and IT milestones was determined using a scenario-based method. During the year ended December 31, 2024, the Company made a payment of contingent consideration of $1.1 million based on Invoiced's successful and timely achievement of the contracted milestones. Refer to *Note 9 - Business Combinations* for additional details on the Invoiced acquisition. The following table presents the unobservable inputs incorporated into the valuation of contingent consideration as of December 31, 2024.

	Year Ended December 31, 2024
Discount rate	6.47% - 6.59%
Probability of successful achievement*	4% - 100%

---

* Probability of successful achievement was set at different targets based on the Company's estimates on achieving them. The weighted average probability of successful achievement as of December 31, 2024 was 65.1%.

Increases or decreases in the discount rate would result in a lower or higher fair value measurement, respectively. Increases or decreases in any of the probabilities of success in which the revenue, cross-selling, product and security and IT milestones are expected to be achieved would result in higher or lower fair value measurement, respectively.

StudyLink

The fair value of the contingent consideration related to the revenue milestone from the Company's acquisition of StudyLink was determined using an option pricing model and the fair value of the contingent consideration related to the volume of money movement, the cross-selling and engineering implementation milestones was determined using a scenario-based method. Refer to *Note 9 - Business Combinations* for additional details on the StudyLink acquisition. The following table presents the unobservable inputs incorporated into the valuation of contingent consideration as of December 31, 2024 and 2023.

	Year Ended December 31,	
	2024	2023
Discount rate	6.3% - 8.2%	7.4% - 7.5%
Probability of successful achievement*	0% - 100%	29% - 95%

---

* Probability of successful achievement was set at different targets based on the Company's estimates on achieving them. The weighted average probability of successful achievement as of December 31, 2024 was 42.3%.

Increases or decreases in the discount rate would result in a lower or higher fair value measurement, respectively. Increases or decreases in any of the probabilities of success in which the revenue, volume, cross-selling and the engineering implementation milestones are expected to be achieved would result in higher or lower fair value measurement, respectively.

The following table summarizes the changes in the carrying value of the contingent consideration for the years ended December 31, 2024, 2023 and 2022 (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Beginning balance	$ 2,882	$ 1,332	$ 11,309
Additions	4,508	2,703	1,695
Change in fair value	(978)	380	(2,805)
Contingent consideration paid*	(1,125)	(1,674)	(8,664)
Foreign currency translation adjustment	(193)	141	(203)
Ending balance	$ 5,094	$ 2,882	$ 1,332

---

* For the years ended December 31, 2024 and 2023, contingent consideration paid has been bifurcated between the financing and operating sections of the consolidated statement of cash flows. Amounts paid up to the fair value initially recorded in purchase accounting is reported in the financing section of the consolidated statement of cash flows, while any excess is reported in the operating section of the consolidated statement of cash flows. For the year ended December 31, 2022, contingent consideration paid has been bifurcated among the investing, financing and operating sections of the consolidated statement of cash flows. Contingent consideration paid within three months after the acquisition date of Cohort Go is reported in the investing section of the consolidated statement of cash flows given the proximity to the acquisition date. Amounts paid up to the fair value initially recorded in purchase accounting is reported in the financing section of the consolidated statement of cash flows, while any excess is reported in the operating section of the consolidated statement of cash flows.

Note 6. Derivative Instruments

As part of the Company's foreign currency risk management program, the Company uses foreign currency forward contracts to mitigate the volatility related to fluctuations in the foreign exchange rates. These foreign currency forward contracts are not designated as hedging instruments. Derivative transactions such as foreign currency forward contracts are measured in terms of the notional amount; however, this amount is not recorded on the consolidated balance sheets and is not, when viewed in isolation, a meaningful measure of the risk profile of the derivative instruments. The notional amount is generally not exchanged but is used only as the underlying basis on which the value of foreign exchange payments under these contracts is determined. As of December 31, 2024 and 2023, the Company had 18,858 and 12,737 open foreign exchange contracts, respectively. As of December 31, 2024 and 2023, the Company had foreign currency forward contracts outstanding with a notional amount of $43.3 million and $36.1 million, respectively.

The Company records all derivative instruments in the consolidated balance sheets at their fair values. For the years ended December 31, 2024 and 2023, the Company recorded an asset of less than $0.1 million, respectively, related to outstanding foreign exchange contracts. The Company recognized a loss of $1.7 million, $2.0 million and $1.6 million during the years ended December 31, 2024, 2023 and 2022, respectively, which was included in the general and administrative line within the consolidated statements of operations and comprehensive loss.

Note 7. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following as of the dates presented (in thousands):

| | Year Ended December 31, | | | |
	2024		2023	
Accrued employee compensation and related taxes	$	17,950	$	19,748
Accrued vendor liabilities		3,992		4,193
Accrued income and other non-employee related taxes		8,699		6,270
Accrued professional services		1,879		2,139
Current portion of operating lease liabilities		1,719		1,465
Current portion of contingent consideration		4,113		2,053
Other accrued expenses and current liabilities		10,945		7,447
	$	49,297	$	43,315

Note 8. Property and Equipment, net

Property and equipment, net consisted of the following as of the dates presented (dollars in thousands):

| | Estimated Useful Life (Years) | December 31, | | | |
		2024		2023	
Computer equipment and software	3 - 5	$	3,907	$	3,681
Internal-use software	5		23,378		18,135
Furniture and fixtures	3		904		912
Leasehold improvements	Shorter of lease term or useful life		5,456		5,431
			33,645		28,159
Less: Accumulated depreciation and amortization*			(16,485)		(13,025)
		$	17,160	$	15,134

---

* For the year ended December 31, 2024, accumulated depreciation and amortization expense included $(348) thousand of computer disposals and $(1,290) thousand of foreign currency translation adjustments. For the year ended December 31, 2023, accumulated depreciation and amortization expense included $(167) thousand of computer disposals and $54 thousand of foreign currency translation adjustments.

Depreciation of property and equipment and amortization of internal-used software was $5.1 million, $4.2 million and $3.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company capitalized $5.2 million and $5.0 million in costs related to internal-use software during the years ended December 31, 2024 and 2023.

As of December 31, 2024 and 2023, the carrying value of internal-used software was $15.4 million and $12.7 million, respectively. Amortization expense related to internal-used software was $3.6 million, $2.9 million and $1.6 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Geographic Information

The following table summarizes the Company's property and equipment, net based on geography (in thousands):

| | December 31, | |
	2024	2023
Long-lived assets:		
U.S.	$ 15,903	$ 13,503
U.K.	53	105
Other countries	1,204	1,526
	$ 17,160	$ 15,134

Note 9. Business Combinations

Invoiced

On August 2, 2024, Flywire acquired all of the issued and outstanding shares of Invoiced, a U.S.-based SaaS B2B company that provides accounts receivable software that automates all aspects of billing, collections, payments, reporting and forecasting within a single online platform. The acquisition of Invoiced was intended to accelerate the Company's global expansion in its B2B vertical. The acquisition of Invoiced has been accounted for as a business combination.

During the fourth quarter of 2024, the cash consideration, net of cash acquired and the purchase price allocation was adjusted to reflect a working capital true-up. This resulted in a $0.1 million decrease in the cash consideration, net of cash acquired and a $0.1 million decrease to goodwill from the quarter ended September 30, 2024 to the year ended December 31, 2024. The adjusted purchase price allocation is reflected in the consolidated balance sheet as of December 31, 2024 and purchase price allocation below.

Pursuant to the terms of the business combination agreement, the Company acquired Invoiced for estimated total purchase consideration of approximately $53.2 million or $51.7 million, net of cash acquired, which consisted of (in thousands):

Cash consideration, net of cash acquired	$ 47,229
Estimated fair value of contingent consideration	4,508
Total purchase consideration, net of cash acquired	$ 51,737

The purchase consideration includes $2.0 million of acquisition holdback payments payable on the first and second anniversary dates of the acquisition.

The business combination agreement provides for contingent consideration of up to $7.5 million, with an estimated fair value of $4.5 million on the date of acquisition, and represents additional payments that Flywire may be required to make in the future which are dependent upon the successful achievement of certain targets related to revenue and cross-selling of the Invoiced software as well as milestones related to the Invoiced software product and security and IT integration. During the year ended December 31, 2024, the Company made a contingent consideration payment of $1.1 million based on Invoiced's successful and timely achievement of the contracted milestones.

During the year ended December 31, 2024, the Company incurred $0.6 million in transaction costs, which are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The table summarizes the allocation of the purchase consideration to the assets acquired and liabilities assumed (in thousands):

Cash	$	1,418
Prepaid expenses and other current assets		219
Other assets		11
Identifiable intangible assets		26,100
Goodwill		31,818
Total assets acquired		59,566
Deferred tax liabilities		4,923
Deferred revenue		1,037
Accounts payable and accrued expenses		451
Total liabilities assumed		6,411
Net assets acquired		53,155
Less: cash acquired		1,418
Net assets, less cash acquired	$	51,737

Goodwill arising from the acquisition of $31.9 million was attributable to the assembled workforce of Invoiced and the synergies expected to arise from the acquisition. No goodwill from this acquisition will be deductible for income tax purposes.

The following table reflects the fair values of the identified intangible assets of Invoiced and their respective weighted-average amortization periods.

	Fair Values (in thousands)		Weighted-Average Amortization Periods (years)
Developed technology	$	7,100	7
Acquired relationships		18,600	11
Trade name/Trademark		400	4
	$	26,100	

The results of Invoiced have been included in the consolidated financial statements since the date of the acquisition. Invoiced contributed $2.4 million in platform revenue during the year ended December 31, 2024. The Company has not disclosed net income or loss since the acquisition date as the business was fully integrated into the consolidated Company's operations and therefore it was impracticable to determine this amount.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information shows the results of the Company's operations for the years ended December 31, 2024 and 2023 as if the acquisition had occurred on January 1, 2023. The unaudited pro forma financial information is presented for information purposes only and is not necessarily indicative of what would have occurred if the acquisition had occurred as of that date. The unaudited pro forma information is also not intended to be a projection of future results due to the integration of the acquired operations of Invoiced. The unaudited pro forma information reflects the effects of applying the Company's accounting policies and certain pro forma adjustments to the combined historical financial information of the Company and Invoiced. The pro forma adjustments include:

- incremental amortization expense associated with the estimated fair value of identified intangible assets;
- incremental employee compensation expense for Invoiced employees;
- transaction costs; and
- the estimated tax impact of the above items.

	Year Ended December 31, 2024		Year Ended December 31, 2023	
	Actual	Pro Forma	Actual	Pro Forma
	(in thousands)			
Revenue	$ 492,144	$ 495,412	$ 403,094	$ 408,325
Net income (loss)	$ 2,900	$ 1,623	$ (8,566)	$ (11,233)

StudyLink

On November 3, 2023, Flywire, through one of its Australian subsidiaries Flywire Pacific Pty Ltd., acquired all of the issued and outstanding shares of StudyLink, an Australian-based SaaS education company that provides platforms to education providers to support their student admissions systems and processes, including features such as eligibility assessment, offer generation, recruitment agent and commission management and acceptance processing. The acquisition of StudyLink was intended to accelerate the Company's growth in the Australian higher education market and enhance the Company's value proposition to payers, universities and agents in the higher education ecosystem. The acquisition of StudyLink has been accounted for as a business combination.

During the first quarter of 2024, the Company completed its purchase accounting and recorded an immaterial net working capital adjustment.

Pursuant to the terms of the business combination agreement, the Company acquired StudyLink for estimated total purchase consideration of approximately $37.6 million or $35.5 million, net of cash acquired, which consisted of (in thousands):

Cash consideration, net of cash acquired	$	32,764
Estimated fair value of contingent consideration		2,701
Total purchase consideration, net of cash acquired	$	35,465

The business combination agreement provides for contingent consideration up to $3.9 million, with an estimated fair value of $2.7 million on the date of acquisition, and represents additional payments that Flywire may be required to make in the future which are dependent upon StudyLink's successful achievement of revenue, volume, cross-selling and engineering implementation milestones and is subject to exchange rate fluctuation adjustment between the U.S. Dollar and Australian Dollar. A portion of contingent consideration can be paid in the form of cash or shares of common stock, at the Company's option.

Additional payments in the form of shares of common stock will be made based on the continuing employment of a key employee; accordingly, the fair value of $2.4 million, or approximately 84,000 shares of common stock, have been excluded from the purchase consideration. These shares were fixed on the date of acquisition and payable only in common stock, therefore are equity-classified. During the years ended December 31, 2024 and 2023, the Company expensed $1.2 million and $0.2 million, respectively, in stock-based compensation associated with retention of the key employee. The stock-based compensation expense is included in the Company's consolidated statements of operations and comprehensive loss and additional paid-in capital on the consolidated balance sheet.

During the year ended December 31, 2023, the Company incurred $0.7 million in transaction costs, which are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The table summarizes the allocation of the purchase consideration to the assets acquired and liabilities assumed (in thousands):

Cash	$	2,108
Accounts receivable		2,762
Prepaid expenses and other current assets		432
Other assets		193
Goodwill		20,705
Identifiable intangible assets		19,553
Total assets acquired		45,753
Deferred tax liabilities		2,663
Deferred revenue		2,654
Accounts payable		859
Accrued expenses and other current liabilities		2,004
Total liabilities assumed		8,180
Net assets acquired		37,573
Less: cash acquired		2,108
Net assets, less cash acquired	$	35,465

Goodwill arising from the acquisition of $20.7 million was attributable to the assembled workforce of StudyLink and the synergies expected to arise from the acquisition. No goodwill from this acquisition will be deductible for income tax purposes.

The following table reflects the fair values of the identified intangible assets of StudyLink and their respective weighted-average amortization periods.

	Fair Values (in thousands)	Weighted-Average Amortization Periods (years)
Developed technology	$ 7,397	7
Acquired relationships	12,027	14
Trade Name/Trademark	129	2
	$ 19,553	

The results of StudyLink have been included in the consolidated financial statements since the date of the acquisition. StudyLink contributed $7.6 million and $1.4 million in platform revenue during the years ended December 31, 2024 and 2023. The Company has not disclosed net income or loss since the acquisition date as the business was fully integrated into the consolidated Company's operations and therefore it was impracticable to determine this amount.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information shows the results of the Company's operations for the years ended December 31, 2023 and 2022 as if the acquisition had occurred on January 1, 2022. The unaudited pro forma financial information is presented for information purposes only and is not necessarily indicative of what would have occurred if the acquisition had occurred as of that date. The unaudited pro forma information is also not intended to be a projection of future results due to the integration of the acquired operations of StudyLink. The unaudited pro forma information reflects the effects of applying the Company's accounting policies and certain pro forma adjustments to the combined historical financial information of the Company and StudyLink. The pro forma adjustments include:

- incremental amortization expense associated with the estimated fair value of identified intangible assets;
- incremental employee compensation expense for StudyLink employees;
- transaction costs; and
- the estimated tax impact of the above items.

	Year Ended December 31, 2023		Year Ended December 31, 2022	
	Actual	Pro Forma	Actual	Pro Forma
	(in thousands)			
Revenue	$ 403,094	$ 409,161	$ 289,375	$ 295,325
Net loss	$ (8,566)	$ (10,369)	$ (39,347)	$ (41,824)

Cohort Go

On July 13, 2022, Flywire acquired all of the issued and outstanding shares of Cohort Go, an Australian-based education payments provider that simplifies the student recruitment process by bringing together students, agents and essential student services such as health insurance into one platform. The acquisition of Cohort Go contributed to the Company's global expansion and accelerated the growth of Flywire's agent related revenue, in which Flywire partners with agents who refer students to the Company. The agent related revenue is reported as transaction revenue for Flywire, while the health insurance related revenue is reported as platform revenue. The acquisition of Cohort Go has been accounted for as a business combination.

Pursuant to the terms of the business combination agreement, the Company acquired Cohort Go for estimated total purchase consideration of $23.1 million, which consisted of $17.1 million in cash consideration, net of cash acquired, $4.3 million in shares of common stock and up to $2.2 million of contingent consideration, with an estimated fair value of $1.7 million on the acquisition date.

Contingent consideration, which totaled up to $1.7 million represented additional payments that Flywire was required to make, in the form of cash or shares of common stock at the Company's option, which were dependent upon Cohort

Go's achievement of specific post-acquisition milestones and were subject to exchange rate fluctuation adjustment between the U.S. Dollar and Australian Dollar. During the years ended December 31, 2023 and 2022, the Company made a payment of contingent consideration of $1.7 million and $0.5 million, respectively, in the form of cash, based on Cohort Go's successful and timely achievement of the contracted milestones. No additional contingent consideration is due or payable with respect to the Cohort Go acquisition.

During the year ended December 31, 2022, the Company incurred $0.6 million in transaction costs, which are included in general and administrative expenses in the consolidated statements of operations and comprehensive loss.

The results of Cohort Go have been included in the consolidated financial statements since the date of the acquisition. Cohort Go contributed $14.5 million in transaction revenue and $9.3 million in platform revenue during the year ended December 31, 2024, $16.6 million in transaction revenue and $10.4 million in platform revenue during the year ended December 31, 2023 and $6.4 million in transaction revenue and $3.3 million in platform revenue during the year ended December 31, 2022. The Company has not disclosed net income or loss since the acquisition date as the business was fully integrated into the consolidated Company's operations and therefore it was impracticable to determine this amount.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information shows the results of the Company's operations for the year ended December 31, 2022 as if the acquisition had occurred on January 1, 2021. The unaudited pro forma financial information is presented for information purposes only and is not necessarily indicative of what would have occurred if the acquisition had occurred as of that date. The unaudited pro forma information is also not intended to be a projection of future results due to the integration of the acquired operations of Cohort Go. The unaudited pro forma information reflects the effects of applying the Company's accounting policies and a pro forma adjustment to the combined historical financial information of the Company and Cohort Go, which includes incremental amortization expense associated with the estimated fair value of identified intangible assets.

	Year Ended December 31, 2022			
	Actual		Pro Forma	
	(in thousands)			
Revenue	$	289,375	$	301,892
Net Loss	$	(39,347)	$	(37,798)

Note 10. Goodwill and Acquired Intangible Assets

Goodwill

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,			
	2024		2023	
Beginning balance	$	121,646	$	97,766
Goodwill related to acquisitions		31,818		20,705
Foreign currency translation adjustment		(3,906)		3,175
Ending balance	$	149,558	$	121,646

Acquired Intangible Assets

Acquired intangible assets subject to amortization consisted of the following (dollars in thousands):

| | December 31, 2024 | | | |
	Gross Carrying Value*	Accumulated Amortization**	Net Carrying Amount	Weighted Average Remaining Life (Years)
Developed Technology	$ 45,546	$ (26,312)	$ 19,234	4.90
Acquired Relationships	120,119	(21,104)	99,015	10.12
Trade Name/Trademark	524	(89)	435	3.30
	$ 166,189	$ (47,505)	$ 118,684	

* Includes $(4,394) thousand of foreign currency translation adjustments.
** Includes $410 thousand of foreign currency translation adjustments.

| | December 31, 2023 | | | |
	Gross Carrying Value*	Accumulated Amortization**	Net Carrying Amount	Weighted Average Remaining Life (Years)
Developed Technology	$ 39,624	$ (21,446)	$ 18,178	4.71
Acquired Relationships	104,007	(14,143)	89,864	11.04
Trade Name/Trademark	136	—	136	1.83
	$ 143,767	$ (35,589)	$ 108,178	

* Includes $(750) thousand of foreign currency translation adjustments.
** Includes $(41) thousand of foreign currency translation adjustments.

Amortization expense for the years ended December 31, 2024, 2023 and 2022 was $12.3 million, $11.5 million and $9.1 million, respectively.

As of December 31, 2024, the estimated annual amortization expense of intangible assets for each of the next five years and thereafter is expected to be as follows (in thousands):

	Estimated Amortization Expense
2025	$ 13,424
2026	13,473
2027	13,323
2028	13,119
2029	12,251
Thereafter	53,094
	$ 118,684

Note 11. Debt

2024 Revolving Credit Facility

On February 23, 2024, the Company entered into a five-year senior secured 2024 Revolving Credit Facility with four banks for a total commitment of $125.0 million. The 2024 Revolving Credit Facility provides for an incremental facility in an amount equal to $50.0 million plus 100% of Consolidated Adjusted EBITDA based on the most recent consolidated financial information. In addition, the 2024 Revolving Credit Facility includes a $10.0 million letter of credit sub-facility and a $5.0 million swingline sub-facility, with available borrowings under the 2024 Revolving Credit Facility reduced by the amount of any letters of credit and swingline borrowings outstanding from time to time. The 2024 Revolving Credit Facility is guaranteed by Flywire's current and future material domestic subsidiaries.

The 2024 Revolving Credit Facility replaced the three-year senior secured 2021 Revolving Credit Facility of $50.0 million entered into in July 2021, under which $50.0 million was available to Flywire as of December 31, 2023. Three of the lenders under the 2024 Revolving Credit Facility were existing lenders under the 2021 Revolving Credit Facility.

In connection with the 2024 Revolving Credit Facility, the Company incurred debt issuance costs of $0.8 million. Debt issuance costs related to the 2024 Revolving Credit Facility are amortized on a straight-line basis over the contractual term of the agreement and are presented as a component of other assets on the Company's consolidated balance sheets. Debt issuance costs of $0.1 million related to the 2021 Revolving Credit Facility will continue to be amortized on a straight-line basis over the contractual term of the new agreement and are presented as a component of other assets on the Company's consolidated balance sheets. The exchange of the 2021 Revolving Credit Facility with the 2024 Revolving Credit Facility from the same lenders was accounted for as a modification.

The 2024 Revolving Credit Facility consists of Alternate Base Rate (ABR) borrowings or Term Secured Overnight Financing Rate (SOFR) borrowings, at the Company's option.

ABR borrowings bear interest at the ABR plus the applicable rate. Term SOFR borrowings bear interest at the Adjusted Term SOFR for the interest period plus the applicable rate. The ABR rate is based on the greatest of (a) the Prime Rate, (b) the Federal Funds Effective Rate plus 1/2 of 1%, or (c) the Adjusted Term SOFR for a one-month interest period, plus 1%. The Adjusted Term SOFR is equal to the sum of (a) Term SOFR for such interest period, plus (b) the SOFR adjustment of 0.10%. The applicable rate is based upon the Company's consolidated total net leverage ratio as of the most recent consolidated financial information and ranges from 1.0% to 2.5%. The 2024 Revolving Credit Facility incurs a commitment fee ranging from 0.25% to 0.35% based upon the Company's consolidated total net leverage ratio as of the most recent consolidated financial information assessed on the average available commitment.

The 2024 Revolving Credit Facility contains customary affirmative and negative covenants and restrictions typical for a financing of this type that, among other things, require the Company to satisfy certain financial covenants and restrict the Company's ability to incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, repurchase its stock and prepay certain indebtedness, create liens, enter into agreements with affiliates, modify the nature of its business, enter into sale-leaseback transactions, transfer and sell material assets and merge or consolidate. Non-compliance with one or more of the covenants and restrictions could result in the full or partial principal balance of the 2024 Revolving Credit Facility becoming immediately due and payable and termination of the commitments. The Company was in compliance with all covenants associated with the 2024 Revolving Credit Facility as of December 31, 2024.

2021 Revolving Credit Facility

On July 29, 2021, the Company entered into the 2021 Revolving Credit Facility with three banks for a total commitment of $50.0 million. The 2021 Revolving Credit Facility included a $5.0 million letter of credit sub-facility and a $5.0 million swingline sub-facility, with available borrowings under the 2021 Revolving Credit Facility reduced by the amount of any letters of credit and swingline borrowings outstanding from time to time. The 2021 Revolving Credit Facility was guaranteed by Flywire's material domestic subsidiaries.

The 2021 Revolving Credit Facility consisted of ABR loans or Eurodollar Borrowings, at the Company's option.

On June 23, 2023, the Company executed the First Amendment to the 2021 Revolving Credit Facility to transition determination of the interest rate from the LIBOR benchmark rate to the SOFR benchmark rate effective June 30, 2023.

As of December 31, 2024 and 2023, there was no outstanding indebtedness under the 2024 Revolving Credit Facility or the 2021 Revolving Credit Facility.

Interest expense for the years ended December 31, 2024, 2023 and 2022 was $0.5 million, $0.4 million and $1.2 million, respectively. Included in interest expense for the years ended December 31, 2024, 2023 and 2022 is $0.2 million, $0.3 million and $0.3 million of amortization of debt issuance costs, respectively.

Letter of Credit

As of December 31, 2024 and 2023, the Company had an outstanding and unused letter of credit in the amount of approximately $2.5 million and $0.7 million, respectively, for the purpose of protecting a third-party service provider against default on payroll payments. The letter of credit may be terminated at any time by the Company upon notice.

Note 12. Stockholders' Equity

Preferred Stock

The Company's current amended and restated certificate of incorporation, which was filed on May 28, 2021, authorizes the issuance of 10,000,000 shares of undesignated preferred stock with a par value of $0.0001 per share with rights and preferences, including voting rights, designated from time to time by the board of directors.

Common Stock

The Company's current amended and restated certificate of incorporation authorizes the issuance of 2,000,000,000 shares of voting common stock with a par value of $0.0001 per share and 10,000,000 shares of non-voting common stock with a par value of $0.0001 per share. The voting and non-voting shares are identical, except that holders of voting common stock are entitled to one vote for each share on each matter properly submitted to the Company's stockholders for their vote, while holders of non-voting common stock are not entitled to vote on such matters. Holders of voting common stock and non-voting common stock are entitled to receive any dividends as may be declared from time to time by the board of directors. As of December 31, 2024 and 2023, no cash dividends have been declared or paid.

Holders of the Company's voting common stock have no conversion rights while each share of non-voting common stock automatically converts into common stock on a one-to-one basis without the payment of additional consideration upon the transfer thereof in (i) a widespread public distribution, including pursuant to Rule 144 under the Securities Act, (ii) a transfer (including a private placement or a sale pursuant to Rule 144 under the Securities Act) in which no one party acquires the right to purchase 2% or more of any class of voting securities (as such term is used for the purposes of the Bank Holding Company Act of 1956, as amended), (iii) an assignment to a single party (for example, a broker or investment banker) for the purposes of conducting a widespread public distribution, or (iv) to a party who would control more than 50% of the Company's voting securities without giving effect to the shares of non-voting common stock transferred by the holder. Other than in the event of such transfers, shares of non-voting common stock shall not be convertible into any other security.

Share Repurchase Program

On August 6, 2024, the Company announced a share repurchase program of up to $150 million of outstanding voting and non-voting common stock for an indefinite period as part of the Company's capital deployment strategy (Repurchase Program).

Repurchases under the Repurchase Program may be made from time to time through open market purchases, in privately negotiated transactions or by other means, including through the use of trading plans intended to qualify under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, in accordance with applicable securities laws and other restrictions, including Rule 10b-18. The timing, value and number of shares repurchased will be determined by the Company in its discretion and will be based on various factors, including an evaluation of current and future capital needs, current and forecasted cash flows, the Company's capital structure, cost of capital and prevailing stock prices, general market and economic conditions, applicable legal requirements, and compliance with covenants in the Company's credit facility that may limit share repurchases based on defined leverage ratios. The Repurchase Program does not obligate the Company to purchase a specific number of, or any, shares and may be modified, suspended or terminated at any time without notice at the Company's discretion.

During the year ended December 31, 2024, the Company repurchased 2,386,856 shares of its common stock for an aggregate amount, including commissions and accrued excise tax, of $45.6 million under the Repurchase Program. The repurchased shares are currently being held as treasury stock. As of December 31, 2024, approximately $104.9 million of the originally authorized amount under the Repurchase Program remained available for future repurchases.

All of the Company's repurchases are subject to a one percent excise tax enacted by the Inflation Reduction Act of 2022 (the IRA). The amount of share repurchases subject to the excise tax are reduced by the fair market value of any shares issued during the taxable year. For the year ended December 31, 2024, the Company accrued $0.5 million of related excise tax pursuant to the IRA which is included in the cost of treasury stock on our consolidated balance sheet.

Treasury Stock

The Company may issue treasury stock to cover the exercise of stock options and vesting of restricted stock units related to equity incentive plans. The Company issued 30,927 and 2,677 treasury shares at an average cost of $0.32 per share during the year ended December 31, 2024 and 2023, respectively. The Company intends to issue treasury shares as long as an adequate number of those shares is available.

Comprehensive Loss

Comprehensive loss includes all changes in equity during the period and is comprised of net income (loss) and other comprehensive income (loss). Accumulated other comprehensive (loss) income (AOCI) reported on the Company's consolidated balance sheets for the year ended December 31, 2024 consists of foreign currency translation adjustment and the unrealized gains and losses, net of applicable taxes, on available-for-sale debt securities.

The following table summarizes the changes in AOCI for the year ended December 31, 2024 (in thousands):

	Unrealized Gains on Available-for-sale Debt Securities, net	Foreign Currency Translation Adjustment	Estimated Tax (Expense) Benefit	Total
Beginning balance	$ —	$ 1,320	$ —	$ 1,320
Other comprehensive income (loss) before reclassifications	208	(3,594)	—	(3,386)
Less: Amount of gain (loss) reclassified from AOCI	—	—	—	—
Net current period other comprehensive income (loss)	208	(3,594)	—	(3,386)
Ending balance	$ 208	$ (2,274)	$ —	$ (2,066)

Changes in AOCI for the year ended December 31, 2023 and 2022 consisted of foreign currency translation adjustment only. Refer to the Company's consolidated statements of stockholders' equity for the changes in AOCI for the years ended December 31, 2023 and 2022.

Reserved Shares of Common Stock for Future Issuance

As of December 31, 2024, the Company had reserved shares of common stock for future issuance as follows:

Issued and outstanding stock options	6,199,369
Issued and outstanding restricted stock units	6,016,838
Available for issuance under the 2021 Equity Incentive Plan	17,135,599
Available for issuance under Employee Stock Purchase Plan	4,598,941
Committed to settling employee retention	41,998
Available for conversion of non-voting common stock	1,873,320
	35,866,065

Note 13. Stock-Based Compensation

Equity Incentive Plan

In April 2021, the Company's board of directors adopted, and in May 2021 its stockholders approved, the 2021 Equity Incentive Plan (the 2021 Plan).

No further awards are being made under the Company's 2009 Equity Incentive Plan, as amended (the 2009 Plan) or the Company's 2018 Stock Incentive Plan (the 2018 Plan); however, awards outstanding under each of the 2009 Plan and 2018 Plan will continue to be governed by their existing terms. With the establishment of the 2021 Plan as further discussed below, upon the expiration, forfeiture, cancellation, or reacquisition of any stock-based awards granted under the 2009 Plan or 2018 Plan, an equal number of shares will become available for grant under the 2021 Plan. The 2021 Plan, 2018 Plan and 2009 Plan are collectively referred to as the "Equity Incentive Plans".

The 2021 Plan provides for the grant of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards and other forms of equity compensation (collectively, equity awards). A total of 26,116,754 shares of the Company's common stock have been reserved for issuance under the 2021 Plan in addition to (i) any annual automatic evergreen increases in the number of shares of common stock reserved for issuance under the 2021 Plan and (ii) upon the expiration, forfeiture, cancellation, or reacquisition of any stock-based awards granted under the 2009 Plan or 2018 Plan, an equal number of shares of common stock will become available under the 2021 Plan.

As of December 31, 2024, a total of 17,135,599 shares of the Company's common stock were available for future issuance under the 2021 Plan.

Stock Options

Stock options granted under the 2009 Plan, 2018 Plan and the 2021 Plan generally vest based on continued service over four years and expire within ten years from the date of grant. Any options that are canceled or forfeited before expiration become available for future grants.

The following table summarizes the stock option activity since December 31, 2023:

	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value (In Thousands)
Outstanding as of December 31, 2023	8,107,861	$ 7.17	5.69	$ 136,975
Granted	—	—		
Exercised	(1,799,325)	3.12		
Cancelled	(109,167)	28.27		
Outstanding as of December 31, 2024	6,199,369	$ 7.98	5.02	$ 86,213
Exercisable as of December 31, 2024	5,903,732	7.44	4.95	$ 84,148
Vested or expected to vest as of December 31, 2024	289,591	18.70	6.44	$ 2,020

The aggregate intrinsic value was calculated as the difference between exercise price of the underlying awards and the closing price of the Company's common stock at December 31, 2024. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2024, 2023 and 2022 was $33.8 million, $89.8 million and $56.1 million, respectively.

The Company did not grant any options to purchase shares of common stock during the year ended December 31, 2024 and 2023. The weighted average grant-date fair value of stock options granted during the years ended December 31, 2022 was $30.08.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option-pricing model. The table below quantifies the weighted average of the most significant inputs to determine the fair value of stock options granted during the years ended December 31, 2022.

	Year Ended December 31, 2022
Risk-free interest rate	2.16%
Expected dividend yield	0%
Expected volatility	47.4%
Expected terms (in years)	6

The Company received cash proceeds from the exercise of options to purchase common stock of $5.6 million, $10.4 million and $4.7 million during the years ended December 31, 2024, 2023 and 2022, respectively.

As of December 31, 2024, there was $2.6 million of total unrecognized expense related to unvested stock options, which is expected to be recognized over a weighted-average period of 0.68 years.

Restricted Stock Units

The Company has awarded restricted stock units to employees and certain non-employee board members under the 2021 Plan. The fair value of each restricted stock unit is estimated based on the fair value of the Company's common stock on the date of the grant. The restricted stock units vest over the requisite service period, which range between one and four years from the date of the grant, subject to the continued employment of the employees and service of the non-employee board members.

The following table summarizes the restricted stock units activity for the year ended December 31, 2024:

	Number of Shares	Weighted-Average Grant Date Fair Value		Aggregate Fair Value (In Thousands)
Unvested as of December 31, 2023	4,430,725	$	26.28	
Granted	3,948,809		25.34	$ 100,063
Vested	(1,825,670)		26.32	$ 48,052
Cancelled	(537,026)		26.13	
Unvested as of December 31, 2024	6,016,838	$	25.67	

As of December 31, 2024, there was $122.0 million of total unrecognized compensation expense related to unvested restricted stock units, which is expected to be recognized over a weighted-average period of 2.74 years.

Employee Stock Purchase Plan

In April 2021, the Company's board of directors adopted, and in May 2021 its stockholders approved, the 2021 ESPP, which became effective on May 28, 2021. The ESPP authorizes the issuance of shares of common stock pursuant to purchase rights granted to "eligible employees". A total of 5,082,470 shares of common stock have been reserved for future issuance under the ESPP, in addition to any annual automatic evergreen increases in the number of shares of common stock reserved for future issuance under the ESPP. The price at which common stock is purchased under the ESPP is equal to 85% of the fair market value of a share of common stock on the first or last day of the offering period, whichever is lower. Eligible employees can contribute the lesser of up to 15% of their eligible compensation or IRS limit. Offering periods are generally 6 months long.

As of December 31, 2024, a total of 4,598,941 shares of the Company's common stock were available for future issuance under the ESPP.

As of December 31, 2024, there was no unrecognized compensation expense related to the ESPP.

Stock-Based Compensation Costs

The following table summarizes the stock-based compensation expense for (i) stock options and restricted stock units granted to employees and non-employee board members and (ii) ESPP shares that were purchased by employees that were recorded in the Company's consolidated statements of operations and comprehensive loss (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Technology and development	$ 11,710	$ 9,286	$ 4,916
Selling and marketing	17,968	11,982	7,856
General and administrative	35,255	22,458	17,487
Total stock-based compensation expense	$ 64,933	$ 43,726	$ 30,259

On November 6, 2023, the Company entered into a Transition Agreement with its previous Chief Financial Officer (Prior CFO). Pursuant to the terms of the Transition Agreement (including the receipt by the Company of a release from the Prior CFO), the Company agreed to modify its Prior CFO's outstanding stock options and restricted stock units to (i) accelerate vesting for nine months from the date of the termination of the Prior CFOs employment with the Company (the Separation Date), and (ii) extend the exercise period of his vested nonqualified stock options from ninety days to one year following the Separation Date. To receive these benefits, the Prior CFO had to remain employed through March 31, 2024. As a result of this modification, the Company recognized additional compensation expense of $1.3 million and $0.7 million during the year ended December 31, 2024 and 2023, respectively.

Note 14. Net Income (Loss) per Share

Basic and diluted net income (loss) per share attributable to common stockholders was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,		
	2024	2023	2022
Numerator:			
Net income (loss)	$ 2,900	$ (8,566)	$ (39,347)
Net income (loss) attributable to common stockholders - basic and diluted	$ 2,900	$ (8,566)	$ (39,347)
Denominator:			
Weighted average common shares outstanding - basic	124,269,820	114,828,494	107,935,514
Effect of potentially dilutive stock options	4,550,017	—	—
Effect of potentially dilutive restricted common stock	519,624	—	—
Weighted average common shares outstanding – diluted	129,339,462	114,828,494	107,935,514
Net income (loss) per share attributable to common stockholders - basic	$ 0.02	$ (0.07)	$ (0.36)
Net income (loss) per share attributable to common stockholders - diluted	$ 0.02	$ (0.07)	$ (0.36)

For periods in which the Company is in a loss position, basic net loss per share attributable to common stockholders is the same as diluted net loss per share attributable to common stockholders. Outstanding potentially dilutive securities, which were excluded from the diluted net income (loss) per share calculations because they would have been antidilutive were as follows as of the dates presented:

	Year Ended December 31,		
	2024	2023	2022
Unvested restricted stock units	4,641,715	4,430,725	2,934,442
Stock options to purchase common stock	841,927	8,107,861	12,160,560
	5,483,642	12,538,586	15,095,002

Note 15. Income Taxes

The following table presents the components of income (loss) before (benefit from) provision for income taxes (in thousands):

	Year Ended December 31,		
	2024	2023	2022
United States	$ (18,775)	$ (23,190)	$ (45,341)
Foreign	20,635	18,838	7,982
	$ 1,860	$ (4,352)	$ (37,359)

The following table summarizes the components of the Company's (benefit from) provision for income taxes (in thousands):

	Year Ended December 31,					
	2024		2023		2022	
Current						
United States:						
Federal	$	172	$	—	$	—
State		571		131		206
Foreign		7,011		4,011		3,490
Total current provision for income taxes	$	7,754	$	4,142	$	3,696
Deferred						
United States:						
Federal	$	(4,209)	$	55	$	36
State		(487)		(102)		6
Foreign		(4,098)		119		(1,750)
Total deferred income tax (benefit) provision		(8,794)		72		(1,708)
Total income tax (benefit) provision	$	(1,040)	$	4,214	$	1,988

A reconciliation of the U.S. federal statutory income tax rate to the Company's effective income tax rate is as follows (dollars in thousands):

	Year Ended December 31,					
	2024		2023		2022	
Federal statutory income tax rate	$ 391	21.0%	$ (914)	21.0%	$ (7,845)	21.0%
State income taxes, net of federal benefit	(541)	(29.1)	(721)	16.6	(2,228)	6.0
Non-deductible expenses	632	34.0	181	(4.2)	—	—
Imputed interest	528	28.4	114	(2.6)	456	(1.2)
Fair value of contingent consideration	(206)	(11.1)	79	(1.8)	(579)	1.5
Global intangible low-taxed income inclusion	(1,703)	(91.6)	3,128	(71.9)	391	(1.0)
Equity-based compensation	749	40.3	(4,668)	107.3	(3,538)	9.5
Research and development credits	(7,714)	(414.7)	—	—	—	—
Excess executive compensation	3,199	172.0	1,865	(42.9)	1,267	(3.4)
Change in uncertain tax position	568	30.5	(30)	0.7	(68)	0.2
Change in valuation allowance	3,087	165.9	2,734	(62.8)	13,797	(36.9)
Foreign rate differential	746	40.1	1,015	(23.3)	491	(1.3)
Deferred statutory rate changes	760	40.9	1,296	(29.8)	(367)	1.0
Foreign withholding taxes	181	9.7	137	(3.1)	—	—
Return to provision and other adjustments	(1,717)	(92.2)	(2)	—	211	(0.8)
Effective income tax rate	$ (1,040)	(55.9)%	$ 4,214	(96.8)%	$ 1,988	(5.4)%

During the years ended December 31, 2024, 2023 and 2022, the Company recorded an income tax (benefit) provision of $(1.0) million, $4.2 million and $2.0 million, respectively, which is primarily attributable to foreign activity and U.S. state taxes.

The Company's deferred tax assets and liabilities consisted of the following components (in thousands):

| | Year Ended December 31, | |
	2024	2023
Deferred tax assets:		
Net operating loss carryforwards	$ 18,901	$ 26,690
Property and equipment	484	395
Credit carryforwards	6,673	—
Accrued expenses	1,805	1,814
Equity-based compensation	6,461	5,113
Lease liability	711	768
Capitalized research and development costs	25,666	20,776
Unrealized foreign exchange loss	3,160	46
Other temporary differences	372	259
Total deferred tax assets	64,233	55,861
Deferred tax asset valuation allowance	(44,191)	(40,444)
	$ 20,042	$ 15,417
Deferred tax liabilities:		
Intangible assets	(25,008)	(15,234)
Goodwill	(1,318)	(7,843)
Right-of-use asset	(669)	(743)
Deferred revenue	—	(2,387)
Deferred contract costs	(2,105)	(2,668)
Other temporary differences	(19)	(38)
Total deferred tax liabilities	(29,119)	(28,913)
Net deferred tax liabilities	$ (9,077)	$ (13,496)

As of December 31, 2024, the Company had gross federal and state NOL carryforwards of $57.9 million and $88.3 million, respectively, out of which $1.1 million of federal NOL carryforwards and $87.0 million of state NOL carryforwards begin to expire in 2032 and 2029, respectively. Additionally, $56.8 million of federal NOL carryforwards and $1.2 million of state NOL carryforwards have indefinite lives. As of December 31, 2024, the Company has gross foreign NOL carryforwards of $4.9 million which have indefinite lives. The federal, state and foreign NOL carryforwards may be available to reduce future federal, state and foreign taxable income, respectively.

Ownership changes, as defined under Internal Revenue Code Section 382, and similar state provisions may limit the amount of federal and state NOL carryforwards that can be utilized annually to offset future federal and state taxable income. Generally, an ownership change occurs when the ownership percentage of 5% or greater stockholders increases by more than 50% over a three-year period. Accordingly, the purchase of the Company's stock in amounts greater than specified levels could limit the Company's ability to utilize federal and state NOL carryforwards for tax purposes. During 2022, the Company completed a Section 382 study and as a result of the ownership changes identified, $1.6 million of Flywire's NOLs and $0.2 million of Simplee's NOLs will expire unutilized, assuming sufficient taxable income is generated in the future. The Company completed its refresh of the Section 382 study through the 2023 tax year, and there are no additional limitations in using Federal and State NOL carryforwards. The Company expects to refresh the study in 2025.

In assessing the realizability of its deferred tax assets, the Company considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The realization of deferred tax assets depends upon the generation of future taxable income. The Company has evaluated the positive and negative evidence bearing upon the realizability and determined that it is more likely than not that the Company will not realize the benefits of the deferred tax assets, and as a result, a valuation allowance has been established against federal, state and certain foreign deferred tax assets as of December 31, 2024 and 2023.

During the year ended December 31, 2024, the Company recorded a net increase in the valuation allowance of $3.7 million, which is primarily due to an increase of $4.8 million related to capitalized research and development costs and $7.0 research and development tax credit carryforwards identified during a comprehensive research and development study conducted during 2024, offset by a valuation allowance release of $1.0 million in a foreign jurisdiction and $4.9 million release of valuation allowance against deferred tax liabilities acquired in the Invoiced acquisition. During the year ended December 31, 2023, the Company recorded a net increase in the valuation allowance of $2.8 million, which is primarily due to an increase of $12.1 million related to capitalized research and development costs, offset by NOL utilization in the U.S. and the U.K. During the year ended December 31, 2022, the Company recorded a net increase in the valuation allowance of $13.8 million, which is primarily due to an increase of $12.7 million related to capitalized research and development costs in the U.S. The Company also recorded a valuation allowance of $1.3 million related to a foreign subsidiary, offset by a decrease of $0.2 million due to the release of valuation allowance in foreign entities. Changes in the valuation allowance are summarized as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Valuation allowance at beginning of year	$ (40,444)	$ (37,627)	$ (23,864)
Change recorded to income tax provision as part of operations	(3,747)	(2,817)	(13,763)
Valuation allowance at end of year	$ (44,191)	$ (40,444)	$ (37,627)

The Company permanently reinvests the earnings of its foreign subsidiaries. No additional income taxes have been provided on the indefinitely invested foreign earnings at December 31, 2024. The Company has approximately $51.2 million of unremitted earnings at December 31, 2024, which the Company believes to approximate the outside basis difference in its foreign subsidiaries. If these earnings were distributed, the Company could be subject to income taxes and foreign withholding taxes. As of December 31 2024, the amount of the unrecognized deferred taxes on these earnings are not material.

As of December 31, 2024, 2023 and 2022, the Company accrued $1.3 million, $0.8 million and $0.8 million related to uncertain tax positions, inclusive of interest and penalties, respectively, which includes potential tax benefits of $1.0 million, $0.5 million and $0.6 million, respectively, that, when recognized, would impact the effective tax rate. As of December 31, 2024, $0.8 million of the reserve is reflected as a reduction to deferred taxes and the remaining balance is recorded as a component of other liabilities in the consolidated balance sheet.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
Balance at beginning of year	$ 620	$ 659	$ 889
Settlements with taxing authorities	—		—
Increases (decreases) related to tax positions taken during prior years	432	—	(170)
Decreases related to lapses in statute of limitations	(133)	(39)	(60)
Increases related to tax positions taken during the current year	205	—	—
Balance at end of year	$ 1,124	$ 620	$ 659

The Company expects a decrease of $0.2 million in uncertain tax positions in the next 12 months due to the lapse of statute of limitations.

The Company did not recognize any accrued interest and penalties for the years ended December 31, 2024, 2023 and 2022 related to the reserves for uncertain tax positions in the income tax provision. Included in the total reserve for uncertain tax positions are accrued interest and penalties of $0.2 million, $0.2 million and $0.2 million at December 31, 2024, 2023 and 2022, respectively.

The Company files income tax returns as prescribed by the tax laws of the jurisdiction in which it operates. In the normal course of its business, the Company is subject to examination by federal, state and foreign jurisdictions, where applicable. The Company is open to future tax examinations from 2018 to the present; however, carryforward attributes that were generated prior to 2018 may still be adjusted upon examination by federal, state or local tax authorities to the extent they will be used in a future period.

Note 16. Leases

Operating Leases

The Company leases certain real estate for its primary facilities under operating leases that expire at various dates between one and five years. These leases contain renewal options, and require the Company to pay operating costs, including property taxes, insurance, and maintenance. The terms of these lease agreements include free rent periods and

147

annual rent increases. Operating lease expense is recognized on a straight-line basis over the term of the lease. There were no finance lease obligations as of December 31, 2024 and 2023.

ROU assets are included in Other assets and operating lease liabilities are included in Other liabilities.

(amounts in thousands)	2024	2023
ROU assets	$ 3,381	$ 3,422
Operating lease liabilities	3,534	3,551
Weighted-average remaining lease terms	2.6	2.63 years
Weighted-average discount rate	6.9%	6.4%

Supplemental cash flow information related to leases was as follows:

(amounts in thousands)	2024	2023
Cash paid for amounts included in the measurement of operating lease liabilities	$ 1,842	$ 2,067
ROU assets obtained in exchange for operating lease liabilities	1,660	2,322

Future minimum lease payments as of December 31, 2024, were as follows (in thousands):

Years Ending December 31,	
2025	$ 1,904
2026	926
2027	654
2028	319
2029	74
Thereafter	—
Total undiscounted lease payments	$ 3,877
Less - present value discount	343
Lease liability, at present value	$ 3,534

Future minimum lease payments as of December 31, 2023 were as follows (in thousands):

Years Ending December 31,	
2024	$ 1,643
2025	1,202
2026	676
2027	319
2028	—
Thereafter	—
Total undiscounted lease payments	$ 3,840
Less - present value discount	320
Lease liability, at present value	$ 3,520

The components of operating lease expense during the year ended December 31, 2024, 2023 and 2022 are shown on the table below (in thousands):.

(amounts in thousands)	2024	2023	2022
Operating lease expense	$ 1,973	$ 1,691	$ 1,615
Short-term lease expense	118	159	473
Variable lease expense	279	237	218
Total operating lease expense	$ 2,370	$ 2,087	$ 2,306

Note 17. Commitments and Contingencies

Legal proceedings

The Company is subject to various legal proceedings and claims from time to time, the outcomes of which are subject to significant uncertainty. The Company records an accrual for legal contingencies when it has determined that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In making such determinations, the Company evaluates, among other things, the degree of probability of an unfavorable outcome and, when it is probable that a liability has been incurred, and the ability to make a reasonable estimate of the loss. If the occurrence of liability is probable, the Company will disclose the nature of the contingency, and if estimable, will provide the likely amount of such loss or range of loss.

As of December 31, 2024, the Company was not a party to any litigation the outcome of which, the Company believes, if determined adversely to it, would individually or in the aggregate, have a material adverse effect on its financial position, results of operations, or cash flows.

In the course of enhancing its sanctions compliance function, the Company initiated an internal review that identified issues related to the Company's compliance with sanctions promulgated by OFAC, including payments that may have originated from sanctioned jurisdictions or sanctioned persons. Although Flywire continues to evaluate whether these or other transactions constitute potential violations of sanctions (including whether certain of these payments may have been authorized by general licenses or license exemptions under the relevant sanctions regulations), Flywire has made voluntary submissions to OFAC to report the apparent violations and provide supplemental information. Flywire is currently engaging with OFAC to resolve these matters. Based upon the results of the internal investigation completed to date, the Company does not believe that the amount of any loss incurred as a result of this matter would be material to its business, financial condition, results of operations or cash flows.

Indemnification

In the ordinary course of business, the Company agrees to indemnify certain partners and clients against third-party claims asserting infringement of certain intellectual property rights, data privacy breaches, damages caused to property or persons, or other liabilities relating to or arising from the Company's payment platform or other contractual obligations. In addition, the Company has entered into indemnification agreements with members of its board of directors and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. To date, the Company has not incurred any material costs as a result of such indemnifications. The Company is not aware of any pending indemnification matters or claims, individually or in the aggregate, that are expected to have a material adverse effect on its financial position, results of operations, or cash flows and had not accrued any liabilities related to such obligations in its consolidated financial statements as of December 31, 2024 and 2023.

Note 18. Employee Benefit Plan

The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the Company's board of directors. The Company made contributions of $1.5 million, $1.4 million and $1.2 million to the plan during the years ended December 31, 2024, 2023 and 2022, respectively.

Note 19. Subsequent Event

Sertifi Acquisition

On February 24, 2025 (the Closing), Flywire Corporation (Flywire or the Company) entered into a Purchase and Sale Agreement (the Agreement) to acquire the business of Sertifi LLC (Sertifi), pursuant to which Flywire acquired Sertifi for upfront cash consideration of $330 million, subject to certain post-closing adjustments set forth in the Agreement, and contingent consideration of up to $10 million upon the completion or satisfaction of certain technical and commercial milestones by Sertifi. Sertifi is a vertical software and payments platform digitizing hospitality-specific workflows and associated payments. Pursuant to the Agreement, Flywire also agreed to issue a number of restricted stock units with an aggregate value equal to $10 million to certain of the continuing employees of Sertifi on the terms and conditions set forth in the Agreement. The Company paid the upfront cash consideration through a combination of cash on hand and $125 million borrowed from its existing 2024 Revolving Credit Facility. The Agreement contains various representations, warranties, covenants, and indemnification obligations of the parties that are customary in transactions of this type. In connection with the Closing, Flywire bound a representations and warranties insurance policy insuring breaches of Seller's representations and warranties in the Agreement and certain indemnifiable tax matters under the policy.

Restructuring Plan

On February 23, 2025, the board of directors of the Company approved a restructuring plan that is designed to improve operational efficiencies, reduce operating costs and better align the Company's workforce with current business needs, top strategic priorities and key growth opportunities (collectively, the Restructuring Plan). The Restructuring Plan includes reduction of the Company's workforce by approximately 10%.

The Company estimates that it will incur approximately $7.0 million to $9.0 million in charges in connection with the Restructuring Plan, consisting of cash expenditures for employee transition, notice period and severance payments and employee benefits and related facilitation costs, as well as non-cash expenditures related to acceleration of vesting of share-based awards. Of this amount, approximately $5.0 million to $6.0 million is expected to result in future cash outlays. The Company expects that the majority of the restructuring charges will be incurred in the first and second quarter of 2025 and that the execution of the Restructuring Plan, including cash payments, will be substantially complete by the end of the third quarter of 2025.

Potential position eliminations in each country are subject to local law and consultation requirements, which may extend this process beyond the third quarter of 2025 in certain countries. The charges that we expect to incur are subject to a number of assumptions, including local law requirements in various jurisdictions, and actual expenses may differ materially from the estimates disclosed above.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation and supervision of our Chief Executive Officer and Chief Financial Officer (our Principal Executive Officer and Principal Financial and Accounting Officer, respectively), have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. The term "disclosure controls and procedures," as defined in Rules 13a15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to provide reasonable assurance that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d- 15(f) under the Exchange Act. Management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the 2013 framework established in the "Internal Control-Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework, management has concluded that our internal control over financial reporting as of December 31, 2024 was effective.

On August 2, 2024, Flywire acquired all of the issued and outstanding shares of Invoiced. As permitted by Securities and Exchange Commission staff guidance, companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting for the first year of acquisition. We have excluded Invoiced from our assessment of internal control over financial reporting as of December 31, 2024. Invoiced accounted for less than 1% of total assets as of December 31, 2024 and less than 1% of revenues for the fiscal year ended on December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, believes that our disclosure controls and procedures and internal control over financial reporting are designed to provide reasonable assurance of achieving their objectives and are effective at the reasonable assurance level. However, management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. Other Information

Rule 10b-5 Trading Plan

During the period covered by this Annual Report on Form 10-K, other than as set forth below, no director or officer of the Company "adopted" or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" as each term is defined in Item 408(a) of Regulation S-K.

On November 19, 2024, Michael Massaro, our Chief Executive Officer and Director, adopted a trading arrangement for the sale of shares of our common stock (a "Rule 10b-5 Trading Plan") that is intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c). Mr. Massaro's Rule 10b-5 Trading Plan provides for the sale of up to 550,000 shares of common stock pursuant to the terms of the plan. The plan is effective through February 6, 2026 unless earlier terminated in accordance with the terms of the plan.

On November 15, 2024, Cosmin Pitigoi, our Chief Financial Officer, adopted a Rule 10b-5 Trading Plan that is intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c). Mr. Pitigoi's Rule 10b-5 Trading Plan provides for the sale of up to 75,869 shares of common stock pursuant to the terms of the plan. The plan is effective through November 14, 2025 unless earlier terminated in accordance with the terms of the plan.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The Company has an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all Company personnel, including directors, officers, employees, and other covered persons. The Company also follows procedures for the repurchase of its securities. The Company believes that its insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this Form 10-K.

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of the Company's fiscal year ended December 31, 2024.

Item 11. Executive Compensation

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of the Company's fiscal year ended December 31, 2024.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of December 31, 2024, with respect to shares of our common stock that may be issued, subject to certain vesting requirements, under our existing equity compensation plans, including our 2009 Equity Incentive Plan, which was adopted in 2009 and amended and restated in 2011 (as amended and restated, the 2009 Plan), our 2018 Stock Incentive Plan (2018 Plan), 2021 Equity Incentive Plan (2021 Plan) and Employee Stock Purchase Plan (ESPP).



Plan Category	A Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	B Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	C Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (A))
Equity compensation plans approved by security holders	12,216,207 (1)	7.98 (2)	21,734,540 (3)

(1) Of these shares, 6,016,838 were underlying then outstanding restricted stock units and 529,897 were subject to options then outstanding under the 2021 Plan; 4,868,236 were subject to options then outstanding under the 2018 Plan; and 801,236 were subject to options then outstanding under the 2009 Plan.
(2) Does not take into account restricted stock units, which have no exercise price.
(3) Represents 17,135,599 shares of common stock available for issuance under our 2021 Plan and 4,598,941 shares of common stock available for issuance under our ESPP. No shares are available for future issuance under our 2009 Plan or 2018 Plan. Our 2021 Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year equal to the lower of: (a) 5% of the total number of shares of common stock and non-voting common stock outstanding on the last business day of the prior fiscal year; or (b) such other amount as our board of directors may determine. Our ESPP provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year equal to the least of: (x) 2,000,000 shares; (y) 1% of the shares of common stock and non-voting common stock issued and outstanding on the last business day of the prior fiscal year; or (z) the number of shares determined by our board of directors. On January 1, 2025, an additional 6,202,810 shares became available for future issuance under the 2021 Plan and an additional 1,240,562 shares became available for future issuance under the ESPP. The additional shares from the annual increase on January 1, 2025 are not included in the table above.

The information required under this item not otherwise provided herein is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of the Company's fiscal year ended December 31, 2024.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of the Company's fiscal year ended December 31, 2024.

Item 14. Principal Accounting Fees and Services

The information required under this item is incorporated herein by reference to the Company's definitive proxy statement pursuant to Regulation 14A, which proxy statement will be filed with the SEC not later than 120 days after the close of the Company's fiscal year ended December 31, 2024.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following documents are filed as a part of this Annual Report on Form 10-K:

a)   Consolidated Financial Statements

The consolidated financial statements are filed as part of this Annual Report on Form 10-K under "Item 8. Financial Statements and Supplementary Data."

b)   Financial Statement Schedules

All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable or because the information required is already included in the financial statements or in the notes to those financial statements.

c)   Exhibits

The exhibits listed in the following Exhibit Index are filed herewith as part of this Annual Report on Form 10-K or are incorporated herein by reference, in each case as indicated below.

Exhibit Index

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Flywire Corporation, incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on June 1, 2021.
3.2	Amended and Restated Bylaws of Flywire Corporation, incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on March 19, 2024.
4.1	Description of Securities of Flywire Corporation, incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021 filed on March 29, 2022.
4.2	Amended and Restated Investors' Rights Agreement, dated February 23, 2021, by and among the Registrant and certain security holders of the Registrant, as amended, incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 filed on May 3, 2021.
10.1	Form of Indemnification Agreement, incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1/A filed on May 18, 2021.
10.2#	Amended and Restated 2009 Equity Incentive Plan and forms of agreements thereafter, incorporated by reference to Exhibit 10.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2021 filed on March 29, 2022.
10.3#	2018 Stock Incentive Plan, as amended, and forms of equity agreements thereunder, incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1/A filed on May 18, 2021.
10.4#	2021 Equity Incentive Plan, and forms of equity agreements thereunder, incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 10, 2023.
10.5#	2021 Employee Stock Purchase Plan, and form of subscription agreement, incorporated by reference to Exhibit 10.5 to the Registrant's Registration Statement on Form S-1/A filed on May 18, 2021.
10.7#	Employment Agreement, dated as of May 14, 2021, by and between the Registrant and Michael Massaro, incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-1/A filed on May 18, 2021.

10.8#	Employment Agreement, dated as of May 14, 2021, by and between the Registrant and Rob Orgel, incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1/A filed on May 18, 2021.
10.9#	Employment Agreement, dated as of February 8, 2024, by and between the Registrant and Cosmin Pitigoi, incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed on May 7, 2024.
10.10#	Employment Agreement, dated as of May 14, 2021, by and between the Registrant and Peter Butterfield, incorporated by reference to Exhibit 10.10 to the Registrant's Registration Statement on Form S-1/A filed on May 18, 2021.
10.11#	Employment Agreement, dated as of May 14, 2021, by and between the Registrant and David King, incorporated by reference to Exhibit 10.11 to the Registrant's Registration Statement on Form S-1/A filed on May 18, 2021.
10.14	Office Lease, dated April 8, 2015, as amended by that certain First Amendment to Office Lease dated April 7, 2016, that certain Second Amendment to Office Lease dated October 23, 2018 and that certain Third Amendment to Office Lease dated May 1, 2023, by and between the Registrant and NS 141 Tremont LLC, incorporated by reference to Exhibit 10.14 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2023 filed on August 8, 2023.
10.15	Credit Agreement, dated July 29, 2021, as amended by the First Amendment to Credit Agreement dated June 23, 2023, by and among Flywire Corporation, the other Loan Parties party thereto from time to time, the Lenders party thereto from time to time, the Issuing Banks party thereto from time to time, and Citibank, incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2023 filed on August 8, 2023.
10.17#	Management Cash Incentive Plan, incorporated by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 10, 2023.
10.20	Amended and Restated Credit Agreement, dated as of February 23, 2024, by and among Flywire Corporation, the other Loan Parties party thereto from time to time, the Lenders party thereto from time to time, the Issuing Banks party thereto from time to time, and Citibank, N.A., incorporated by reference to Exhibit 10.15 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed on May 7, 2024.
19.1*	Amended & Restated Insider Trading Policy.
21.1*	List of Subsidiaries of the Registrant.
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Flywire Corporation Policy for the Recovery of Erroneously Awarded Compensation, incorporated by reference to Exhibit 97.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2023 filed on February 28, 2024.

101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema with embedded linkbase documents.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Filed herewith.

# Indicates a management contract or compensatory plan

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FLYWIRE CORPORATION

Date: February 25, 2025   By: /s/ Michael Massaro

Michael Massaro
Chief Executive Officer and Director
(Principal Executive Officer)

Date: February 25, 2025   By: /s/ Cosmin Pitigoi

Cosmin Pitigoi
Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael Massaro and Cosmin Pitigoi, and each of them, as his or her true and lawful attorneys-in-fact, proxies, and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies, and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act, this Annual Report on Form 10-K has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael Massaro Michael Massaro	Chief Executive Officer and Director *(Principal Executive Officer)*	February 25, 2025
/s/ Phillip Riese Phillip Riese	Chairman of the Board of Directors	February 25, 2025
/s/ Alex Finkelstein Alex Finkelstein	Director	February 25, 2025
/s/ Matt Harris Matt Harris	Director	February 25, 2025
/s/ Gretchen Howard Gretchen Howard	Director	February 25, 2025
/s/ Carleigh Jaques Carleigh Jaques	Director	February 25, 2025
/s/ Diane Offereins Diane Offereins	Director	February 25, 2025
/s/ Edwin Santos Edwin Santos	Director	February 25, 2025